LeapFrog®

2011 Annual Report


ABC

The leader in educational entertainment



At the Shore
Creativity
3-7 years
Explorer
Mr. Pencil
4+x=5
Jacob
LeapFrog
Helping millions of children
achieve their potential

To Our Shareholders:

LeapFrog is a very unique company. We create products that deliver fun experiences for children that are filled with life-changing education and have a positive impact on millions of children every day. Our products help children get a better start in life.

During our 16-year heritage, we have developed extraordinary platforms that deliver rich educational content. We are the leader in children's educational entertainment. Over our history, we have sold 100 million books, 48 million games, 50 million learning platforms, and more than 100 million educational toys and videos.

With this extensive experience, we have developed a deep understanding of learning, kids, parents, craftsmanship, and innovation.

- ***We know learning.*** Learning comes first in everything we do. We have more than 16 years' experience in creating powerful and lasting educational experiences that have the power to transform children's lives, and we have a dedicated in-house team of professional educators that are involved with every product, every step of the way.
- ***We know kids.*** Every child is unique, with different interests, needs, and learning styles. We orchestrate play experiences that keep each child uniquely engaged and challenged.
- ***We know parents.*** We never take parents' trust for granted. We partner with them to provide simple solutions that work for their lifestyles and offer ways to engage them in their child's learning.
- ***We know craftsmanship.*** We sweat the details. We have passion and pride for crafting personalized learning solutions that adapt to each child's journey and build a love of learning.
- ***We know innovation.*** We dream big. We dream different. We leverage new technologies and learning techniques to ignite the power of learning through play.

Over the years, our products have won more than 1,200 educational and parenting awards and have received high praise from parents, teachers, and industry experts. Most importantly, children and parents love our products and our brand.

2011 Performance

In 2011, we extended our leadership in educational entertainment. We launched a major new platform, introduced lots of new content, and opened our extensive consumer platform to quality third-party content. We also delivered solid financial results reflecting growth across critical performance metrics and positioned ourselves well to continue to build on our performance in 2012 and beyond.

This was accomplished under the leadership of John Barbour, our chief executive officer, who joined us in March 2011. John has a proven track record of success in building global consumer and Internet businesses for traditional retail, online retailing, mobile gaming, and branded toy companies. Since joining LeapFrog, John has swiftly reenergized the organization and built a positive culture rooted in innovation and performance.

In the summer of 2011, we launched the LeapPad Explorer™, a breakthrough, multifunctional learning tablet that introduces the next generation of learning, digital reading, and personal creativity for children ages four to nine. LeapPad quickly took the market by storm. It rapidly became the "must have" product for kids. It was clear we had a winner, and it is easy to understand why. LeapPad's design is similar to an adult tablet computer but with endless fun experiences for kids that can ignite their imaginations and learning while also handling rough-and-tumble play. LeapPad offers more than 150 learning games, videos, eBooks, Ultra eBooks, music, creativity studios, and flash cards as well as a built-in camera, video recorder, and microphone.

We are honored that LeapPad won many prominent awards around the globe, including the "Educational Toy of the Year," "Preschool Toy of the Year," and the highly prestigious "Toy of the Year" by the U.S. Toy Industry Association, as well as the "Toy of the Year" and "Lifestyle Toy of the Year" from the British Toy & Hobby Association. These recent accolades continue a rich history of critical acclaim for LeapFrog. Over the years, LeapFrog has received more than 20 awards from the U.S. Toy Industry Association in a variety of categories. In fact, LeapFrog has won "Educational Toy of the Year" eight times in the twelve year history of the award.

Along with the launch of LeapPad, we launched our App Center to provide downloadable content for our LeapPad and Leapster Explorer™ platforms. The App Center is an important extension of our connected strategy and enables parents to download new and personalized content for our connected multimedia platforms and toys. It also provides parents with personalized feedback about their child's learning experiences with our products.

We continue to grow our base of millions of connected consumers which is proving to be a very valuable asset in helping us to better understand customer needs, behaviors, and usage trends. This information is used to improve our products and help us deliver more effective learning experiences. These relationships also offer us a more cost effective route to market and communicate directly to our customer base.

In December, we took another big step in the strategic expansion of our company by opening our platform to include quality educational entertainment content created by outside companies and studios. This is a step in transforming LeapFrog from a company that develops and sells its own products into one that curates, aggregates, and distributes all that is best in children's educational entertainment. We announced deals with six major networks and studios in December and had content from all of them available in our App Center prior to the holiday tidal wave of platform connections.

As a result of these, and several other, key accomplishments, we delivered solid financial results in 2011. Net sales increased 5% compared to the prior year. Sales in our international segment were particularly strong, increasing 28% compared to the prior year, stemming from our investments in key regions. Retail point-of-sale dollars[1] increased 10% in the U.S. for the year and was even higher in international markets. Profitability improved significantly. Operating income increased threefold and net income increased fourfold compared to 2010. Cash flow also improved significantly. Our cash balance at the end of the year improved by $52 million and our free cash flow improved by $90 million compared to the prior year. We are especially pleased with these results given the continued volatile global economy.

2012 and Beyond

We are well-positioned to continue to build on our strong performance.

We have an exciting pipeline of new products, in both the U.S. and international markets. We will introduce innovative new educational toys, which are typically the "first handshake" with consumers into our brand. We will also build on our base of multimedia learning platforms, such as LeapPad, Leapster Explorer, Tag™, and Tag™ Junior, by launching new learning tablets and a new game system. And importantly, we will deliver substantially more life-changing content in the form of game cartridges and apps, books, maps, eBooks, Ultra eBooks, music, flash cards and more. We will do this by creating our own content and teaming up with the very best third party content developers.

While we clearly have good momentum, we are aware that continued execution on our vision is a key to our continued success. In addition, we are preparing for expected challenges, including difficult global economic conditions, some platform transitions, and the inevitability of increased competitive entrants. Nonetheless, we have several important strategic assets that position us well for continued growth and innovation, and as a result, we are excited about our prospects for 2012 and beyond.

[1]Please see Description of Retail Point-of-Sale Dollars at the end of this letter for an explanation of this operating metric.

We have:

- A strong and proven team, with top talent in entertainment, technology, and education;
- An exceptional brand and leading product portfolio;
- Market leadership in educational entertainment;
- Millions of connected consumers that we communicate directly with; and
- A game-changing opportunity as we transform to being both a creator and a distributor of educational entertainment.

But what makes LeapFrog stand apart from others is that we are **helping millions of children achieve their potential every day!** To demonstrate what this means, allow me to share a recent comment we received from a parent:

> *"My daughter was held back in 1st grade. I was a single mom working nights. We were told she had zero reading comprehension. I took leave from my job. I was hunting for learning aids and found the Tag Pen. She was reading in a month, and knew what she was reading.*
>
> *"She has since exceeded our expectations in school. She was chosen for the school spelling bee and won a writing award. I am not a teacher at all, so we want to thank you from the bottom of our heart for being the tool through which my daughter excelled. Thank You."*

In closing, I'd like to recognize the highly engaged and talented employees of LeapFrog. They are committed to making a real difference in the lives of children every day. Thank you for your continued support on our journey to help every child achieve their potential.

Sincerely,

William B. Chiasson
Chairman
April 19, 2012

This letter to stockholders contains forward-looking statements, including statements about being well positioned for future financial performance, anticipated product launches, and the anticipated effects of current strategic assets on our future prospects. Please see the special note on forward-looking statements on page i of the enclosed LeapFrog Enterprises, Inc. 2011 Annual Report on Form 10-K.

Description of Retail Point-of-Sale Dollars

Retail point-of-sale, or POS, dollars is a non-audited operating metric that represents a measure of U.S. retailers' sales of LeapFrog products to consumers. Retail point-of-sale dollars differs significantly from LeapFrog's reported net sales, which reflect all products sold by LeapFrog to its retailer customers in all markets and also includes other sources of revenue. The point-of-sale data, based on retail prices, is provided to LeapFrog by retailers and also includes sales through online retailers and our online retail store at LeapFrog.com. LeapFrog believes this represents approximately 95% of our U.S. retailers' dollar sales of LeapFrog products to consumers, based on historical shipments by us to such retailers. LeapFrog management uses point-of-sale data to evaluate the retail channel sales environment and develop net sales forecasts. Results for retail point-of-sale dollars are for the 52 weeks ended December 31, 2011 and the 52 weeks ended January 1, 2011.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2011
OR
☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ______ to ______

Commission File Number 001-31396

LeapFrog Enterprises, Inc.

(Exact name of registrant as specified in its charter)

DELAWARE (State or other jurisdiction of incorporation or organization)	**95-4652013** (I.R.S. Employer Identification No.)
6401 Hollis Street, Suite 100, Emeryville, California (Address of principal executive offices)	**94608-1463** (Zip Code)

Registrant's telephone number, including area code: **510-420-5000**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," and "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.:

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the common stock held by non-affiliates of the registrant as of June 30, 2011 calculated using the closing sale price as of that day, was approximately $145.7 million. Shares of common stock held by each current executive officer and director of the registrant and by each person who is known by the registrant to own 5% or more of the outstanding voting power of the registrant's common stock have been excluded from this computation in that such persons may be deemed to be affiliates of the registrant. Share ownership information of certain persons known by the registrant to own greater than 5% of the outstanding voting power of the registrant's common stock for purposes of the preceding calculation is based solely on information on Schedule 13G filed with the Securities and Exchange Commission and is as of June 30, 2011. This determination of affiliate status is not a conclusive determination for other purposes.

The number of shares of Class A common stock and Class B common stock, outstanding as of February 24, 2012, was 55,360,111 and 11,113,354 respectively.

DOCUMENTS INCORPORATED BY REFERENCE

The registrant has incorporated by reference in Part III of this Annual Report on Form 10-K portions of its definitive proxy statement for the 2012 annual meeting of stockholders, to be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year ended December 31, 2011.

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements that involve risks and uncertainties. Many of the forward-looking statements are located in "Management's Discussion and Analysis of Financial Condition and Results of Operations," including, but not limited to, "Overview" and "2012 Outlook." Forward-looking statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to any historical or current fact. Forward-looking statements can also be identified by words such as "anticipates," "believes," "estimates," "expects," "intends," "plans," "predicts," and similar terms. Forward-looking statements are not guarantees of future performance and actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to, those discussed in the subsection entitled "Risk Factors" under Part I, Item 1A of this Annual Report on Form 10-K. The Company assumes no obligation to revise or update any forward-looking statements for any reason, except as required by law.

SPECIAL NOTE ON FISCAL PERIOD DATES

This Annual Report on Form 10-K presents information regarding LeapFrog's performance during the fiscal years ended December 31, 2007, through the fiscal year ended December 31, 2011, as well as future financial obligations for the fiscal years ending December 31, 2012 through the fiscal year ending December 31, 2021. At the beginning of each Part of this Annual Report on Form 10-K, and in all tables, we remind the reader that our fiscal year ends December 31. Otherwise, we refer to each fiscal year as the year, for example: "2011" refers to the fiscal year ended December 31, 2011.

SPECIAL NOTE ON FINANCIALS

Unless otherwise noted all financial information is presented in thousands except for per share data and percentages.

TRADEMARKS AND SERVICE MARKS

CLICKSTART, the ClickStart logo, COUNTING CANDLES, DIDJ, Didj (stylized), the Didj logos, FRIDGE PHONICS, FRIDGE FARM, LEAP, LEAPFROG, the LeapFrog logos, the LeapFrog Connect logo, the LeapFrog Learning Path logo, the LeapFrog School logo, the LeapFrog LeapSchool logo, LEAPLET, LEAPPAD, LEAPSTER, the Leapster2 logo, LEAPSTER EXPLORER, the Leapster Explorer logo, LEAPPAD, LEAPPAD EXPLORER, the LeapPad Explorer logo, LEAPWORLD, the LeapWorld logo, LEARN & GROOVE, LEARNING FRIEND, MR. PENCIL, MY OWN LEAPTOP, PEAK-A-SHOE, ODYSSEY, SEE THE LEARNING, TAG, the Tag logo, the Tag Junior logo and the Tag School logo are some of our trademarks or service marks. This Annual Report on Form 10-K also includes other trademarks and service marks, as well as trade dress and trade names of ours. Other trademarks in this Annual Report on Form 10-K are the property of their respective owners.

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

LeapFrog Enterprises, Inc. ("LeapFrog" or "we," "us" or "our"), founded in 1995 and incorporated in 1997 in the State of Delaware, is a leading developer of educational entertainment for children. Our product portfolio consists of multimedia learning platforms and related content and learning toys. We have developed a number of learning platforms, including the LeapPad Explorer ("LeapPad") learning tablet, the Leapster family of multimedia learning platforms and the Tag and Tag Junior reading systems, which support a broad library of content titles. We have created hundreds of interactive content titles for our platforms, covering subjects such as phonics, reading, writing and math. In addition, we have a broad line of stand-alone learning toys. Many of our products connect to our proprietary online LeapFrog Learning Path (the "Learning Path"), which provides personalized feedback on a child's learning progress and offers product recommendations to enhance each child's learning experience. Our products are available in four languages (including Queen's English) and are sold globally through retailers, distributors and directly to consumers via the leapfrog.com online store and LeapFrog App Center. LeapFrog is headquartered in Emeryville, California.

Our mission is to help children achieve their potential. Since our inception, we have won more than 1,200 educational and parenting awards and have won Educational Toy of the Year from the Toy Industry Association in 8 out of 12 years, including 2011.

We generate revenue from selling our multimedia learning platforms and a range of learning toys. In 2011, in the United States ("U.S."), we had the best selling kids learning tablet, the best selling learning game system, the best selling learn to read system and the best selling electronic learning toy line according to industry sources. We also generate revenue from the sale of a wide range of cartridge based and digitally downloadable content and books for our platforms that we develop based on licensed characters or our LeapFrog-owned characters. All of our products are based on our proprietary curriculum, which teaches more than 2,500 skills across nearly 100 skill categories.

Our multimedia platforms and certain other products connect to our proprietary online LeapFrog Learning Path, which provides parents personalized feedback on their child's learning progress and offers product recommendations to enhance their child's learning experience. Parents are able to "see the learning" and gain personalized insight into their child's learning progress.

Our App Center, launched in 2011, gives our consumers access to a variety of downloadable content for our multimedia platforms. We also began distributing third party video content for use on our multimedia platforms through the App Center near the end of 2011.

Beginning April 2004 and continuing through late December 2011, we were a "controlled company" under the rules of the New York Stock Exchange ("NYSE"), as Mollusk Holdings, LLC ("Mollusk") held more than 50% of the voting power of our outstanding shares. On December 27, 2011, Mollusk's voting power of LeapFrog's outstanding shares decreased to approximately 42.8% resulting from a conversion of our Class B common stock into shares of Class A common stock, and therefore, LeapFrog is no longer considered a "controlled company" under the NYSE rules.

Business Segments and Operations

We organize, operate and assess our business in two primary operating segments: U.S. and International. See Note 19 — "*Segment Reporting*" in our Consolidated Financial Statements included in this Annual Report on Form 10-K for detailed information on our segments and their financial results for the fiscal years ended December 31, 2011, 2010 and 2009.

The operations of our business segments are described below.

- ***United States:*** The U.S. segment is responsible for the development, design, sales and marketing of multimedia learning platforms and related content, as well as learning toys, sold in the U.S. This segment markets and sells our products directly to national and regional mass-market and specialty retailers and other retail stores, distributors, and directly through sales representatives. This segment also sells our products through our online store and App Center, and other Internet-based channels. In addition, beginning in late 2011, this segment began distributing third party content through our App Center.

The U.S. segment represented approximately 75%, 80% and 81% of LeapFrog's consolidated net sales in 2011, 2010 and 2009, respectively. The vast majority of this segment's net sales are to three large retailers. Sales invoiced to Wal-Mart Stores, Inc. ("Wal-Mart"), Toys "R" Us, Inc. ("Toys "R" Us) and Target Corporation ("Target"), in the aggregate, accounted for approximately 64%, 65% and 65% of the segment's gross sales in 2011, 2010 and 2009, respectively. Each of these customers accounted for more than 10% of our consolidated and U.S. segment's gross sales in each of 2011, 2010 and 2009. Accordingly, the loss of any of these three customers would have a material adverse effect on our business.

- ***International:*** The International segment is responsible for the localization, sales and marketing of multimedia learning platforms and related content, as well as learning toys, originally developed for the U.S. This segment markets and sells our products to national and regional mass-market and specialty retailers and other outlets through our offices in the United Kingdom, France, Canada and Mexico, as well as through distributors in various markets such as Spain, Germany, Australia, New Zealand and Japan. In addition, beginning in late 2011, this segment began distributing to certain territories, third party content through our App Center.

  The International segment represented approximately 25%, 20% and 19% of our consolidated net sales in 2011, 2010 and 2009, respectively. No single country represented 10% or more of our consolidated net sales in any of those three years. Sales invoiced to Wal-Mart and Toys "R" Us in aggregate accounted for approximately 30%, 32% and 25% of the segment's gross sales in 2011, 2010 and 2009, respectively.

Product Portfolio

Our product portfolio for both business segments includes the following:

Multimedia Learning Platforms:

Our multimedia learning platform products include innovative features that facilitate a wide variety of learning experiences provided by our rich content libraries available in both cartridge and digitally downloadable forms. All of our multimedia learning platforms are web-enabled and connect to the Learning Path.

- **LeapPad:** During 2011, we launched LeapPad, a kid-tough, personalized learning tablet for children ages four to nine with a built-in camera and video recorder. The tablet includes art, story, and photo studio applications and two gigabytes of memory on board and can be used with both cartridges and digital content from our App Center. Our Explorer library of cartridges, compatible with both LeapPad and Leapster Explorer (described below), includes more than 25 content titles featuring internally developed and licensed content.
- **Leapster Explorer:** Leapster Explorer, introduced in 2010, designed for children ages four to nine, is a handheld multimedia learning platform featuring a high resolution, finger touch screen and 512 megabytes of memory as well as optional attachments such as a camera. Leapster Explorer is compatible with both cartridges and App Center content, and is compatible with the same Explorer library of cartridges available for LeapPad.
- **Leapster2:** Leapster2, the second generation of our original Leapster platform, introduced in 2008, designed for children ages three to eight, is a handheld learning platform with a multi-directional control pad and a touch-screen enabled by a built-in stylus. Our Leapster2 library of cartridges includes more than 40 content titles featuring internally developed and licensed content.
- **Tag:** Our Tag reading system, introduced worldwide in 2008 and designed for children ages four to eight, is a stylus-based reading system that leverages core technology of optical pattern reading

hardware and content. The Tag reading system is intended to develop fundamental reading skills and offers an extensive library of over 55 interactive books, games and flash cards featuring popular licensed characters and content. The Tag reading system is web-enabled and connects to the Learning Path.

- **Tag Junior:** Our Tag Junior reading system was introduced worldwide in 2009 and leverages the same core technology as the Tag reading system, but is designed to introduce younger children ages one to four to books and reading. The Tag Junior library includes over 25 content titles that feature both internally developed and licensed content. The Tag Junior reading system is also web-enabled and connects to the Learning Path.

Learning Toys:

Our learning toys are intended to support development of a number of important skills for infants and young children, including phoneme, letter, number and color recognition, musical awareness and fine motor skills. Learning toys, because of their low price points and younger audience, create customer entry points to the LeapFrog brand that facilitate graduation to our multimedia learning platforms

- **Scout Collection:** Our Scout Collection, introduced in 2009, is a line of learning toys themed around our proprietary Scout puppy dog character. The line includes My Pal Scout and My Pal Violet, customizable, interactive plush puppies intended for children as young as six months old that are web-enabled and connect to the Learning Path. The line also includes Text & Learn, Scribble & Write and Chat & Count for toddlers. In 2010, we introduced Twinkle Twinkle Little Scout and My Own Leaptop, a web-enabled customizable laptop. In 2011, we again introduced several new items into this line including: My Own Story Time Pad and Count & Draw.
- **Fridge Collection:** Our Fridge Collection was introduced in 2003 and is a line of magnetic learning toys that introduce letter names, letter sounds, spelling, and songs to children ages 12 months and up. The line includes Fridge Phonics Magnetic Alphabet, Fridge Words Magnetic Word Builder, Fridge Farm Magnetic Animal Set, and Fridge Wash & Go Magnetic Vehicle Set. In 2011, we introduced the new Magnet Zoo Animal Playset.
- **Learn & Groove Collection:** Our Learn & Groove Collection features bilingual musical learning toys, including the Learn & Groove Musical Table, Alphabet Drum, Color Play Drum, Music Wand, Counting Maracas and Animal Sounds Guitar. The Learn & Groove Collection was introduced in 2002 and is intended for children ages six months and up.
- **Other Products:** We also have a general line of learning toys which includes Alphabet Pal, Sing & Spin Alphabet Zoo and Counting Candles Birthday Cake. In 2010, we introduced several new items into this line including: My First Book toy books (also compatible with the Tag Junior reading system), Count & Scan Shopper, Cook & Play Potsy, and Fix & Learn Speedy, among others. In 2011, we again introduced several new items into this line, including: Shape & Sharing Picnic Basket, My Discovery House, Peek-a-Shoe Talking Octopus, Xylophone Zoo and Lettersaurus, among others.

Online Services:

- **LeapFrog Learning Path:** The Learning Path is a web-based service that we introduced in the U.S. and Canada in 2008 and in the United Kingdom in early 2009. The core of the Learning Path is an online tool that helps parents track what their children are learning with our connected products. Parents are able to "see the learning" and gain personalized insight into their child's learning progress. The Learning Path gives our consumers access to a variety of downloadable content and to online rewards programs that encourage learning.

  The Learning Path combines our proprietary curriculum and technology with the power of the web to bring new levels of engagement, customization and personalization to LeapFrog products. The Learning Path builds direct one-to-one customer relationships with parents by empowering them with personalized feedback about their children's learning progress and by suggesting specific

LeapFrog products that will further develop their children's skills. The Learning Path is a key component of our strategy to build direct relationships with parents, keeping them engaged with us as their children grow.

We believe that the Learning Path adds value to all of our connected products and expands our relationships with existing customers by allowing us to provide personalized product recommendations and other relevant information. Many of our products, including the LeapPad, Leapster Explorer, Leapster 2, Tag and Tag Junior multimedia learning platforms, and My Pal Scout, My Pal Violet and My Own Leaptop are designed to connect to the Learning Path.

- **App Center:** During 2011, we launched our App Center, through which customers may directly purchase downloadable digital content with a personal credit card, or with App Center cards sold at retailers or our online store. Our App Center content includes over 100 games, eBooks, flashcards and activities that feature LeapFrog owned characters such as Mr. Pencil and Pet Pals, as well as popular licensed characters and content such as Cars 2 and Scooby Doo. In addition, we began distributing third party video content through the App Center near the end of 2011, including popular titles such as Dora the Explorer, SpongeBob Squarepants and Thomas the Tank Engine. Our App Center provides content for topics such as creativity through art, music and imaginative play, school basics through mathematics, reading and writing, geography through world, country and culture, life skills, and sciences, among others. App Center content is exclusively compatible with LeapFrog multimedia learning platforms.

For information on sales of product lines that constituted 10% or more of total net sales by segment, see Note 20 — "Segment Reporting" in our Consolidated Financial Statements included in this Annual Report on Form 10-K.

For more information about the risks associated with our new products, see Part I, Item 1A. — Risk Factors — "*Our business depends on our ability to correctly predict highly changeable consumer preferences and toy trends*" and "*Our growing strategic focus on online products and services may not succeed, and may limit the adoption of our products in some international markets*" in this Annual Report on Form 10-K. All references to risk factors throughout this Annual Report on Form 10-K are to risk factors contained herein.

Competition

Our multimedia platform products compete in the electronic learning aids category of the toy industry; however, our product strategy means that we increasingly compete in a broader arena with a variety of electronic products including tablet computers, eBook readers and mobile devices. Our multimedia platforms, such as our LeapPad learning tablet and Leapster Explorer platform, compete against handheld gaming platforms from Sony and Nintendo and against mobile devices such as Apple's iPhone, iTouch and iPad and Android-based phones and tablets. Our learning toys compete specifically in the preschool toy category of the toy industry in the U.S. and selected international markets, in which competition is significant.

We believe the principal areas of competition in our industry are learning content, performance, features, quality, brand recognition and price. We believe our learning toys, multimedia learning platforms, and the related content, online capabilities, and other content compete favorably on these bases. Our products are sometimes viewed by consumers as premium goods that are more expensive than our competitors' products. We believe the LeapFrog brand is recognized for comparably higher quality educational products, enabling us to compare favorably with many of our current competitors despite premium pricing. In addition, we believe our learning toy product category is an important competitive differentiator because it introduces parents to the LeapFrog brand and provides an entry point to the Learning Path, and our associated strategy to build direct relationships with customers.

We face the challenge of competitors introducing similar products or functionality soon after we introduce our new products or product lines, and these competitors may be able to offer their products at lower prices using cheaper manufacturing processes or materials, more limited functionality, or reduced safety features. In addition, many of our direct, indirect and potential competitors have significantly longer operating histories, greater brand recognition and substantially greater financial, technical and marketing resources than we do. Our principal competitors in the toy industry have included Mattel, Inc., primarily under its Fisher-Price brand, Hasbro, Inc. and its Playskool division, and Vtech Holdings Ltd. For information on how competition could affect our business, see Part I, Item 1A. — Risk Factors — "*If we are unable to compete effectively with existing or new competitors, our sales and market share could decline.*"

Our products must also compete for the leisure time of children and the discretionary spending of parents with other forms of media and entertainment. We design our products to bring fun to learning in order to compete favorably with these outside competitive influences.

Manufacturing

We are committed to designing and manufacturing products that meet applicable safety and regulatory requirements. As is the case with most toy manufacturers and many consumer electronics companies, most of our products are manufactured in China. We actively manage our supplier base, mandating compliance with U.S. and international safety inspections and reinforcing our product standards. Our standards require that we meet or exceed all applicable regulatory requirements regarding safety in the design, manufacture, packaging, and delivery into the hands of each product's ultimate user, a child.

Our manufacturing and operations strategy is designed to maximize the use of outsourced services, particularly with respect to the actual production and physical distribution of our products. We outsource substantially all of our manufacturing, using several Asia based manufacturers, most of which manufacture our products at facilities in the Guangdong province in the southeastern region of China. These manufacturers are selected based on their technical and production capabilities and are matched to particular products to achieve cost and quality efficiencies. We depend on these manufacturers to produce sufficient volumes of our finished products in a timely fashion, at satisfactory cost and quality levels and in accordance with our and our customers' terms of engagement. Commodity and labor costs in China continue to increase due to a variety of factors. For information on the potential business risk resulting from our reliance on contract manufacturers, see Part I, Item 1A. — Risk Factors — "*We rely on a limited number of manufacturers to produce our finished products, and our reputation and operating results could be harmed if they fail to produce quality products in a timely and cost-effective manner and in sufficient quantities or if our manufacturing process is otherwise disrupted.*"

We have established subsidiaries in Hong Kong and Shenzhen, China to work closely with our contract manufacturing service providers. These subsidiaries manage product design, the supply of raw materials, labor and the assembly process.

Most of our products are manufactured from basic raw materials such as plastic and paper, and a majority of our products require electronic components. These raw materials are readily available from a variety of sources, but may be subject to significant price fluctuations. Some of the electronic components used to make our products, including our application-specific integrated circuits ("ASIC"), currently come from single suppliers. For information as to how this concentration of suppliers could affect our business, see Part I, Item 1A. — Risk Factors — "*We depend on our suppliers for our components and raw materials, and our production or operating margins would be harmed if the cost of our raw materials were to significantly increase or if these suppliers are not able to meet our demand and alternative sources are not available.*"

Our quality control system processes include product testing and verification for safety and reliability, starting in the design phase of a product's life cycle and continuing through production and field support. We set standards for supplier performance and we make routine assessments of and take steps to verify compliance with our quality standards. We communicate those expectations to our suppliers regularly and work with them to sustain the process of consistently producing safe products. We work with a relatively small group of contract manufacturers, some of which are specialized for the consumer electronics manufacturing sector. For more information about the adverse effects that could result from possible errors or defects in our products, see Part I, Item 1A. — Risk Factors — "*Any errors or defects contained in our products, or our failure to comply with applicable safety standards, could result in recalls, delayed shipments, rejection of our products and damage to our reputation, and could expose us to regulatory or other legal action.*"

Research and Development

We design our multimedia learning platforms and related content, learning toys, and online services using a combination of in-house research and development ("R&D") resources and outside consultants. Generally, once the design phase of the product is complete, the remaining development and manufacturing of the products are outsourced to third parties. Our total R&D expense was $33.8 million, $33.4 million and $33.8 million in 2011, 2010 and 2009, respectively.

- **Multimedia Learning Platform and Toy Development:** We believe that investment in R&D is a critical factor in strengthening our product portfolio. We have assembled a team of specialists with backgrounds in a wide variety of fields, including education, child development, hardware engineering, content development, video games and toys. We have internally developed each of our current multimedia learning platforms using licensed technology if warranted. For example, we use a version of Macromedia's Flash player in our Leapster and LeapPad multimedia learning platform. We also use optical pattern recognition hardware and software from Anoto AB in our Tag and Tag Junior products. We have internally developed the majority of our learning toys.
- **Content Development:** Our content production department oversees development of our interactive books, educational games, and stand-alone products, applying a pedagogical approach, which is based on established educational standards. Much of our content uses licensed characters, such as the Disney Princesses, Dora the Explorer, Scooby-Doo, SpongeBob and Thomas the Tank Engine, and characters from the movies Penguins of Madagascar, Cars 2, and Tangled. Most of our concept designs are created by our in-house content production department, many members of which have prior experience in the education, entertainment and educational content or video game industries.
- **Development of online services:** Our online-connected products provide accessibility to the Learning Path and the App Center, both of which are key competitive differentiators. Our online capabilities, such as our Learning Path, App Center and online store at *www.leapfrog.com*, are developed through a combination of in-house team members and third party resources. Many members of our development and production team have prior experience in online engineering. Our online services are based on a combination of internally developed content, in-licensed content and web applications hosted by third parties.

Advertising and Marketing

Our advertising and marketing strategy is designed to position LeapFrog as a leader in providing engaging, effective, technology-based learning solutions for children. Our strategy is designed to promote a strong brand that parents seek out to teach children in a fun and engaging way with the goal of helping every child achieve their potential.

In recent years, we have shifted our focus to more efficient forms of advertisement, such as direct-to-consumer marketing programs via our Learning Path, and social media outlets such as Facebook and Twitter, with less dependence on traditional marketing programs such as television advertising.

We have well-established retailer relationships and also communicate our messages and offerings through in-store advertisements. Advertisements run by our retail partners, such as Target, Toys "R" Us, and Wal-Mart, highlight promotional activities and the availability of particular LeapFrog products at these retailers' outlets. In key retail stores, we use in-store demonstration display units to highlight LeapFrog products and demonstrate the features of our products through in-store user experience.

We leverage public relations globally as a strategy to gain additional recognition and momentum for our brand and products through media outreach focused on garnering both product-specific and corporate media coverage.

Distribution

Our customers generally fit into one of the following categories:

- **Retailers** that resell our products to consumers, through their retail stores and their own online channels, in the U.S. and some international regions;
- **Distributors** that purchase our products for resale to retailers, generally internationally, and also to U.S. schools and school districts as education market resellers; and
- **Direct consumers** who purchase our products via our website, leapfrog.com and our LeapFrog App Center.

Retailers and distributors purchase our products in advance, for pickup from our manufacturers in Asia, or through orders placed to our regional warehouses where we maintain inventories to meet expected short-term demand. Products are generally shipped through free-on-board terms. Customers pay through pre-established letters of credit or upon payment terms, which are usually based on the date of shipment. Generally, we do not provide rights of return or extended payment terms to our customers, except for industry standard terms surrounding the return of defective merchandise.

Intellectual Property and Licenses

We rely on a combination of patent, trademark, copyright and trade secret laws in the U.S. and other jurisdictions as well as confidentiality procedures and contractual provisions to protect our brand, characters, and proprietary technology and information.

We maintain an active program to protect our investment in technology and brands by attempting to secure patent rights, trademark registrations and other intellectual property registrations. We have filed and obtained a number of patents in the U.S. and abroad. We believe that the duration of the applicable patents we are granted is adequate relative to the expected lives of our products. While our patents are an important element of the protection of our intellectual property, our business as a whole is not materially dependent on any one patent.

For a discussion of how our intellectual property rights may not prevent other companies from using similar or identical technology, see Part I, Item 1A. — Risk Factors — "*If we are unable to maintain or acquire licenses to include intellectual property owned by others in our games, our operating results will suffer.*" For a discussion of how our intellectual property rights may not insulate us from claims of infringement by third parties, see Part I, Item 1A. — Risk Factors — "*Third parties have claimed, and may claim in the future, that we are infringing their intellectual property rights, and we may not succeed in protecting or enforcing our intellectual property rights.*"

In addition to proprietary materials we have developed, we use various licensed technologies in some of our key products, such as LeapPad, Leapster and Tag. Our continued use of these rights is dependent on our continued compliance with applicable license terms. Any failure to do so could interrupt our supply chain and require us to modify our products or business plans. Please see Part I, Item 1A. — Risk Factors — "*If we are unable to maintain or acquire licenses to include intellectual property owned by others in our games, our operating results will suffer*" for further discussion of the risks we face in relying on third party technology licenses for our products.

Seasonality

Our business is highly seasonal with a significant portion of our revenue occurring in the second half of the year. Given relatively low sales volumes in the first half of the year and the fixed nature of many of our operating expenses, which occur fairly evenly throughout the year, our results of operations have historically been stronger in our third and fourth quarters relative to our first and second quarters. Conversely, our cash flow from operations tends to be highest in the first quarter of the year when we collect a majority of our accounts receivable related to sales made in the fourth quarter of the prior year. Cash flow from operations is generally lowest in our third quarter, as accounts receivables collections taper off and we build our inventory levels in preparation for the fourth quarter holiday season. The reduction in cash flow in the third quarter generally means that our available cash is at its lowest point for the year in the first month of the fourth quarter.

Our seasonal sales patterns for the years ended December 31, 2011, 2010 and 2009 are shown in the table below.

	Years Ended December 31,		
	2011	2010	2009
Percent of total net sales:			
1st quarter	9%	10%	8%
2nd quarter	12%	14%	13%
3rd quarter	33%	32%	29%
4th quarter	46%	44%	50%
Total	100%	100%	100%

Seasonal purchasing patterns and their related production lead times create risk in our business due to possible under-production of popular items and over-production of items that do not match consumer demand. In addition, our retail customers have continued to manage their inventories more stringently, a trend that began during the most recent recession, requiring us to ship products closer to the time of expected consumer demand. If this trend continues, it could increase the risk that we do not meet the demand for specific products at peak demand times. Similarly, this trend could have an adverse impact on our own inventory levels as we experienced in the fourth quarter of 2010 when we pre-built products to meet anticipated demand that did not materialize. For more information about the effects of seasonality on our business see Part I, Item 1A. — Risk Factors — "*Our business is highly seasonal, and our annual operating results depend, in large part, on sales relating to the brief holiday season.*"

Financial Information about Geographic Areas

Financial information regarding export sales and international operations versus U.S. sales and operations is included in Note 20 — "*Segment Reporting*" in our Consolidated Financial Statements included in this Annual Report on Form 10-K. For information regarding risks associated with our foreign operations upon which our international segment depends, see Part I, Item 1A. — Risk Factors — "*Our international business may not succeed and subjects us to risks associated with international operations.*"

Employees

As of December 31, 2011, we employed 494 people on a full-time basis as compared to 511 as of December 31, 2010. The slight decline in full time employees was primarily due to natural attrition and the consolidation of various roles to gain operational efficiencies. We also retain independent contractors to provide various services. Except with respect to some of our foreign subsidiaries, we are not subject to any collective bargaining agreements and we believe that our relationship with our employees is good. Some of our foreign subsidiaries are subject to collective bargaining agreements whose benefits and terms are codified and required under local labor laws.

Executive Officers of the Registrant

The following table sets forth information with respect to our executive officers as of February 29, 2012:

Name	Age	Position Held
John Barbour	52	Chief Executive Officer
Mark A. Etnyre	45	Chief Financial Officer
Michael J. Dodd	52	President and Chief Operating Officer
William K. Campbell	50	President of Americas Sales
Chris Spalding	50	Senior Vice President and Managing Director, EMEA (Europe, Middle East, Africa and Asia)

John Barbour has served as our CEO and as a board member since March 2011. Prior to joining LeapFrog, he served as President of the GameHouse Division of RealNetworks, Inc. from October 2008 to August 2010. From October 2006 to October 2008, Mr. Barbour served as the Managing Partner of Volta Capital, LLC, a strategy and investment consulting firm. From 1999 to June 2006, Mr. Barbour was employed by Toys "R" Us, Inc., a leading retailer of children's toys and products. He served as President of Toys "R" Us U.S. from August 2004 to June 2006. Prior to that, he served as President of Toys "R" Us International and Chairman of Toys "R" Us Japan from February 2002 to August 2004. From 1999 to 2002, Mr. Barbour served as President and Chief Executive Officer of toysrus.com, a subsidiary of Toys "R" Us, Inc. Mr. Barbour has also held senior level positions with Hasbro, Inc., Oddzon Products Inc., and Universal Matchbox Group, Ltd. Mr. Barbour holds a B.Sc. in Chemistry, with Honors, from the University of Glasgow.

Mark A. Etnyre has served as our CFO since March 2010. Previously, he served as Vice President, Corporate Controller from December 2007 to February 2010. Prior to joining LeapFrog, Mr. Etnyre served in various financial-related capacities with Microsoft Corporation, including most recently as the Senior Controller of the OEM Division from 2001 to 2007 and from 1997 to 2001 as Financial Controller and Compliance Manager of Microsoft Licensing, Inc., a wholly owned subsidiary of Microsoft Corporation. Prior to joining Microsoft Corporation, Mr. Etnyre was a senior manager with Deloitte. Mr. Etnyre received his B.S. in Accounting from Indiana University.

Michael J. Dodd has served as our President and Chief Operating Officer since September 2010 and as our Chief Operating Officer since March 2010. Previously, he served as Senior Vice President, Supply Chain and Operations from April 2005 to February 2010. Prior to joining LeapFrog, he co-founded Executive Technology, Inc., a value-added reseller and system integrator of information technology products, and served as its Chief Operating Officer from September 2003 through April 2005. From May 2002 to September 2003, Mr. Dodd served as Executive Vice President, Chief Marketing Officer and Chief Operating Officer at Targus Group International, Inc., a provider of mobile personal computers and wireless accessories. Mr. Dodd was a Vice President, Operations at Juniper Networks, Inc., a manufacturer of internal protocol routers from September 2000 to May 2002. From November 1989 to September 2000, Mr. Dodd served in various capacities at Compaq Computer Corporation, a manufacturer of personal computers, most recently as Managing Director of Operations and Strategic Procurement for the Presario personal computer business. Mr. Dodd received his B.B.A. from Texas A&M University.

William K. Campbell has served as our President of Americas Sales since January 2011. Previously, he served as our President of Sales and Marketing from March 2010 to January 2011. Prior to that, he served as Senior Vice President, Global Sales from May 2006 to February 2010, as Vice President, Global Sales from December 2002 to May 2006 and as Director of Sales from January 2000 to December 2002. Prior to joining LeapFrog, he served in varying capacities at LEGO Systems, Inc., most recently as national account manager from February 1997 to December 1999. Mr. Campbell received his B.A. from Stephen F. Austin State University.

Christopher Spalding has served as our Senior Vice President & Managing Director EMEA (Europe, Middle East, Africa and Asia) since January 2011. Previously, he served as Managing Director EMEA from October 2009 and was given further territory responsibility for Asia in December 2009. Prior to joining LeapFrog, Mr. Spalding was COO of Metro International Media SA from May 2006 to December 2007.

Prior to this, he worked for Associated Newspapers (now part of A&N Media Limited) as Circulation Sales Director from September 2001 to May 2006, Emap plc (now part of Eden Bidco Ltd) from November 1998 to September 2001, as well as a number of other fast moving consumer goods companies including The Coca-Cola Company, PepsiCo, Inc. and Virgin Group Limited.

Available Information

We file Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements and amendments to reports filed pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended ("Exchange Act") with the U.S. Securities and Exchange Commission ("SEC"). Such reports and other information filed with the SEC are available free of charge on the investor relations section of our website located at *www.leapfroginvestor.com* under "Financial Information-SEC Filings" as soon as reasonably practicable after they are filed with or furnished to the SEC. The public may read and copy any materials filed by us with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information regarding the operation of the Public Reference Room of the SEC by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically at *www.sec.gov.* The contents of these websites are not incorporated into this filing. Further, our references to the URLs for these websites are intended to be inactive textual references only.

ITEM 1A. RISK FACTORS

Our business, financial condition and operating results can be affected by a number of factors, including those described below, any one of which could cause our actual results to vary materially from recent results or from our anticipated future results. In addition to the other information contained in this Annual Report on Form 10-K and our other filings with the SEC, the following risk factors should be considered carefully before you decide whether to buy, hold or sell our common stock. Additional risks not presently known to us or that we currently deem immaterial may also impair our business, financial conditions, results of operations and stock price.

If global economic conditions deteriorate, our business and financial results could be affected.

We develop and distribute educational entertainment for children. Our performance is impacted by the level of discretionary consumer spending. Consumers' discretionary purchases of educational entertainment items for children may be impacted by unemployment, foreclosures, bankruptcies, reduced access to credit, falling home prices, lower consumer confidence and other macroeconomic factors that affect consumer spending behavior. In addition, the stability of the European Union and the debt crisis in certain of its member states poses a significant threat to the global economy as a whole. Although discretionary consumer spending in the U.S. and around the world has recovered from the lows experienced in the most recent economic recession, deterioration of global economic conditions could potentially have a material adverse effect on our business and operating results.

Our business depends on our ability to correctly predict highly changeable consumer preferences and product trends.

We operate in an industry where consumer preferences can change drastically from year to year. Even our successful products typically have a relatively short period of high demand followed by a decrease in demand as the products mature. For example, net sales of the classic Leapster platform peaked in 2006 and are no longer material to our overall sales. We depend on our ability to correctly identify changing consumer sentiments well in advance and supply new products that respond to such changes on a timely basis. In addition, we rely on our ability to identify third party entertainment media that is likely to be popular with consumers and license rights to such media to incorporate into many of our products. Consumer preferences, and particularly children's preferences, are continually changing and are difficult to predict. Since our products typically have a long development cycle, in some cases lasting over a year, it can be difficult to predict correctly changing consumer preferences and technology, entertainment and education trends. If we are unable to correctly predict consumer preferences and successfully integrate popular third-party media and technology with our own, it would negatively impact our operating results.

To remain competitive and stimulate consumer demand, we must continue to develop new products and services and successfully manage frequent product introductions and transitions.

Due to the highly volatile and competitive nature of the industries in which we compete, we must continually introduce new products and services, enhance existing products and services, and effectively stimulate customer demand for new and upgraded products. In 2010 and 2011, we introduced a number of new products and services to the market that represented a substantial portion of our 2011 sales and, in some cases, represented a significant change in the way we interact with consumers. For example, in 2011 we launched the LeapFrog App Center, which allows consumers to download content for use with some of our products directly from us, instead of purchasing game cartridges from our retailers. In addition, some of the key products launched in recent years, including our 2011 release of the LeapPad, have a high price point compared to other children's products. We cannot be sure that any new products or services will be widely accepted and purchased by consumers or that we will be able to successfully manage product introductions and transitions. Failure by consumers to accept our new products and services or to pay a higher price for some of our key products, or our failure to manage product introductions and transitions, could adversely affect our operating results.

We rely on a small group of retailers that together accounted for the vast majority of our gross sales each year, and our dependence upon them may increase.

Our top three retailers in 2011 were Wal-Mart, Toys "R" Us and Target, which accounted for approximately 64% of the U.S. segment's gross sales in 2011 and 65% in 2010. In addition, Wal-Mart and Toys "R" Us accounted for approximately 30% of the international segment's gross sales in 2011 and 32% in 2010. For the foreseeable future, we expect to continue to rely on a small number of large retailers for the majority of our sales domestically and abroad.

We do not have long-term agreements with any of our retailers. As a result, agreements with respect to pricing, shelf space, cooperative advertising or special promotions, among other things, are subject to periodic negotiation with each retailer. Retailers are continually re-evaluating shelf space allocations to optimize store traffic and financial returns. This process has placed increasing pressure on the toy aisle, which in some instances has been or may, in the future, be reduced in size. In addition, retailers make no binding long-term commitments to us regarding purchase volumes and make all purchases by delivering one-time purchase orders. If any of these retailers reduce their purchases from us, change the terms on which we conduct business with them or experience a downturn in their business or constraint on their credit and ability to pay their invoices as they become due, our business and operating results could be harmed.

We rely on our retail customers to successfully sell through our products to consumers. Economic and other factors that affect retailers, such as liquidity problems, reduced access to credit, inability to raise capital, reduced sales, consolidation in the retail sector and store closures, bankruptcies and lower consumer confidence, will also affect us. Negative conditions for retailers, which are generally out of our control, could adversely impact our ability to sell our products to consumers thereby affecting our operating results.

We depend on our suppliers for our components and raw materials, and our production or operating margins would be harmed if the cost of our raw materials were to significantly increase or if these suppliers are not able to meet our demand and alternative sources are not available.

Because some of the components used to make our products currently come from single or a limited number of suppliers, we are subject to significant supply and pricing risks. Many components that are available from multiple sources are at times subject to industry-wide shortages and significant commodity pricing fluctuations. If our suppliers are unable to meet our demand for components and raw materials and if we are unable to obtain an alternative source or if the price available from our current suppliers or an alternative source is prohibitive, our ability to maintain timely and cost-effective production of our products would be seriously harmed and our operating results would suffer. In addition, as we do not have long-term agreements with our major suppliers and cannot guarantee their stability, they may stop manufacturing our components at any time, with little or no notice. For example, in 2010, a sole-source supplier of an ASIC for one of our reading systems informed us that it was having financial difficulties, which required us to negotiate the purchase of certain intangible assets from the supplier in order to continue production of the ASIC. In addition, if we are required to use alternative sources, we may be required to redesign some aspects of the affected products, which may involve delays and additional expense. For example, the 2011 tsunami in Japan required us to replace a chip in the LeapPad. Although the introduction of the new chip did not ultimately increase our cost for the product or materially affect its performance, it introduced additional complexity into our supply chain and manufacturing processes, strained our internal resources and introduced risk to our launch date. If there are any significant interruptions in the supply of components or if prices rise significantly, we may be unable to manufacture sufficient quantities of our finished products or we may be unable to manufacture them at targeted cost levels, and our business and operating results could be harmed.

Our business is highly seasonal, and our annual operating results depend, in large part, on sales relating to the brief holiday season.

Sales of consumer electronics and toy products in the retail channel are highly seasonal, causing a substantial majority of our sales to retailers to occur during the third and fourth quarters. Even though we achieved net income for the fiscal year ended December 31, 2011, we incurred losses in the first and second quarters of 2011. Approximately 79%, 76% and 79% of our total net sales occurred during the second half of fiscal years 2011, 2010 and 2009, respectively. The percentage of total net sales in the second half of the year may increase as retailers become more efficient in their control of inventory levels through just-in-time inventory management systems, particularly as they remain cautious about over-ordering products prior to the holiday season in view of uncertain economic conditions. Generally, retailers time their orders so that suppliers will fill the orders closer to the time of purchase by consumers, thereby reducing their need to maintain larger on-hand inventories throughout the year to meet demand. If a decline in the economy, or other factors, lead to a decline of net sales in the third or fourth quarter in particular, it can have a disproportionate negative impact on our results for the year. In addition, soft consumer sales during the holiday season can lead to ongoing weakness in sales to retailers well into the following year. For example, after a strong start to the 2010 holiday season, many retailers, including our online store, leapfrog.com, experienced a decrease in demand late in the quarter relative to expectations. This decrease in demand lead to higher inventory levels in the first half of 2011 and led to lower net sales during that period. Failure to predict accurately and respond appropriately to retailer and consumer demand on a timely basis to meet seasonal fluctuations, or any disruption of consumer buying habits during this key period (as demonstrated during and after the recent economic crisis) would harm our business and operating results.

Our growing strategic focus on online products and services may not succeed, and may limit the adoption of our products in some international markets.

We continue to build a marketing and sales model that relies on linking directly to consumers through the Internet and we cannot be sure it will be successful. Many of our current and planned key products, such as the LeapPad, the Leapster Explorer, the Tag reading system and some of our recent learning toys, are designed to be connected to a computer that has Internet access in order to access content and features. In addition, our recently launched App Center is designed to allow us to sell more content to consumers directly. As we focus on Internet-based products and direct to consumer relationships, any resistance by parents to buying children's products requiring installation of software on a computer and connecting the product to a computer could have a more pronounced effect on our business. If we are unable to design our App Center experience in a way that is satisfying to consumers or if parents are reluctant to download content through our App Center onto their children's products, it would negatively affect our results and impair our future growth. Also, adoption of Internet-based products may be limited in regions where broadband Internet access is not widespread, such as in some international markets. If parents fail to sign up for the Learning Path or use it at lower rates than we expect, or choose not to permit us to send them marketing email, or if our web efforts prove ineffective at generating repeat customers, our investment in building, maintaining and improving our Internet-based services may not yield the return on our investment that we anticipate. See also "*System failures in our online services or web store could harm our business*" below.

System failures in our online services or web store could harm our business.

The online aspects of our business have grown substantially in strategic importance to our overall business. Any failure to provide a positive user experience could have a negative impact on our reputation, sales and consumer relationships. If demand for accessing our App Center or our website exceeds the capacity we have planned to handle during peak periods or if other technical issues arise when customers attempt to use these systems to purchase products or to access features or content for our Internet-connected products, then we could lose sales and customers could be inconvenienced or become dissatisfied with our products. Any significant disruption to our App Center, website or internal computer systems or malfunctions related to transaction processing on our e-commerce store or content management systems could result in a loss of potential or existing customers and sales.

Although our systems have been designed to reduce downtime in the event of outages or catastrophic occurrences, they remain vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunication failures, terrorist attacks, computer viruses, computer denial-of-service attacks, and similar events. Some of our systems are not fully redundant, and our disaster recovery planning is not sufficient for all eventualities. Our systems are also subject to break-ins, sabotage, and intentional acts of vandalism. Despite any precautions we may take, the occurrence of a natural disaster or other unanticipated problems at our hosting facilities could result in lengthy interruptions in our services. We do not carry business interruption insurance sufficient to compensate us for losses that may result from interruptions in our service as a result of system failures. Any unplanned disruption of our systems could result in adverse financial impact to our operations.

We rely on a limited number of manufacturers to produce our finished products, and our reputation and operating results could be harmed if they fail to produce quality products in a timely and cost-effective manner and in sufficient quantities or if our manufacturing process is otherwise disrupted.

We outsource substantially all of our manufacturing to several Asian manufacturers, most of which manufacture our products at facilities in the Guangdong province in the southeastern region of China. These manufacturers are selected based on their technical and production capabilities and are matched to particular products to achieve cost and quality efficiencies. We depend on these manufacturers to produce sufficient volumes of our finished products in a timely fashion, at satisfactory cost and quality levels and in accordance with our and our customers' terms of engagement. If we determine that we need to order larger quantities of our products to meet customer demand, we may encounter delays and shortfalls in shipments based on manufacturer capacity issues. Such delays could have a particularly significant impact on our business to the extent that retailers attempt to manage their inventory levels by delaying orders, which may lead to shorter lead times to match changes in consumer demand. In addition, the costs of using contract manufacturers are subject to increase, which has had, and could continue to have, a negative impact on our cost of sales. Commodity and labor costs in China continue to increase due to a variety of factors, including tightening Chinese labor markets, delays in ramping up production of raw materials to meet growing demand for finished goods, and the revaluation of Chinese currency to permit it to rise in value versus the U.S. dollar, among other things, leading to increased prices for us with some of our contract manufacturers. Furthermore, in the past, there have been product quality and safety issues for other producers of toys and other companies that manufacture goods in China. In addition, the risk of political instability and civil unrest exists in China, which could temporarily or permanently damage our manufacturing operations located there. If our manufacturers fail or are unable to produce quality finished products on time, at expected cost targets and in sufficient quantities, or if any of our products are found to be tainted or otherwise raise health or safety concerns, our reputation and operating results would suffer.

See also "*Political developments, including trade relations, natural disasters, the threat or occurrence of armed hostilities, terrorism, labor strikes or public health issues could have a material adverse effect on our business*" below.

If we do not maintain sufficient inventory levels or if we are unable to deliver our products to our customers in sufficient quantities, or on a timely basis, or if inventory levels are too high, our operating results will be adversely affected.

The high degree of seasonality of our business places stringent demands on our inventory forecasting and production planning processes. This inventory management approach may be particularly challenging when combined with "just-in-time" inventory management systems increasingly used by retailers as they remain cautious about future inventory levels. If we fail to meet tight shipping schedules, we could damage our relationships with retailers, increase our shipping costs or cause sales opportunities to be delayed or lost. In order to be able to deliver our merchandise on a timely basis, we need to maintain adequate inventory levels of the desired products. If our inventory forecasting and production planning processes result in our maintaining manufacturing inventory in excess of the levels demanded by our customers, we could be required to record inventory write-downs for excess and obsolete inventory, which would adversely affect our operating results. If the inventory of our products held by retailers is too high, they may not place or may reduce orders for additional products, which would unfavorably impact our future sales and adversely affect our operating results. For example, high inventory levels at the end of 2010 adversely impacted our 2011 net sales, particularly during the first half of the year, which were 10% lower than the same period of 2010.

If we are unable to compete effectively with existing or new competitors, our sales and market share could decline.

We currently compete primarily in the learning toy and electronic learning aids category of the U.S. toy industry and, to some degree, in the overall U.S. and international toy industry. We believe we compete to some extent, and may increasingly compete in the future, with makers of popular game platforms, electronic entertainment devices, smart mobile devices and tablets. Each of these markets is very competitive and we expect competition to increase in the future. Many of our direct, indirect and potential competitors have significantly longer operating histories, greater brand recognition and substantially greater financial, technical and marketing resources than we do. These competitors may be able to respond more rapidly than we can to changes in consumer requirements or preferences or to new or emerging technologies, and may be able to use their economies of scale to produce products more cheaply. Further, with greater economies of scale and more distribution channels, they may be successful even if they sell at a lower margin. Our larger competitors may also be able to devote substantially greater resources, including personnel, spending and facilities to the development, promotion and sale of their products than we do.

If we are unable to maintain or acquire licenses to include intellectual property owned by others in our games, our operating results will suffer.

Among our proprietary rights are inbound licenses from third parties for content, such as characters, stories, music, illustrations and trade names, and for technologies we incorporate in our products including key technology used in our Tag and Tag Junior reading systems. In particular, we rely on our ability to acquire rights to popular entertainment media properties for content on our multimedia learning platforms and learn to read systems. Our continued use of these rights is dependent on our ability to continue to obtain these license rights and at reasonable rates. Any failure to do so could significantly impact our content sales or interrupt our supply chain and require us to modify our products or business plans.

Third parties have claimed, and may claim in the future, that we are infringing their intellectual property rights, and we may not succeed in protecting or enforcing our intellectual property rights.

In the course of our business, we periodically receive claims of infringement or otherwise become aware of potentially relevant patents, copyrights, trademarks or other intellectual property rights held by other parties. Responding to any infringement claim, regardless of its validity, may be costly and time-consuming and may divert our management and key personnel from our business operations. If we, our distributors, our licensors or our manufacturers are adjudged to be infringing the intellectual property rights of any third party, we or they may be required to obtain a license to use those rights, which may not be obtainable on reasonable terms, if at all. We also may be subject to significant damages or injunctions against the development and sale of some of our products or against the use of a trademark or copyright in the sale of some of our products. Our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all the liability that could be imposed.

In addition, we rely, and plan to continue to rely, on a combination of patents, copyrights, trademarks, service trademarks, trade secrets, confidentiality provisions and licensing arrangements to establish and protect our proprietary rights. Contractual arrangements and other steps we have taken to protect our intellectual property may not prevent misappropriation of our intellectual property or deter independent third-party development of similar technologies. The steps we have taken may not prevent unauthorized use of our intellectual property, particularly in foreign countries where we do not hold patents or trademarks or where the laws may not protect our intellectual property as fully as in the U.S. Some of our products and product features have limited intellectual property protection, and, as a consequence, we may not have the legal right to prevent others from reverse engineering or otherwise copying and using these features in competitive products. In addition, monitoring the unauthorized use of our intellectual property is costly, and any dispute or other litigation, regardless of outcome, may be costly and time-consuming and may divert our management and key personnel from our business operations. However, if we fail to protect or to enforce our intellectual property rights successfully, our rights could be diminished and our competitive position could suffer, which could harm our operating results.

Any errors or defects contained in our products, or our failure to comply with applicable safety standards, could result in recalls, delayed shipments, rejection of our products and damage to our reputation, and could expose us to regulatory or other legal action.

Our products may contain errors or defects that are discovered after commercial shipments have begun, which could result in the rejection of our products by our retailers, damage to our reputation, lost sales, diverted development resources and increased customer service and support costs and warranty claims. Individuals could sustain injuries from our products, and we may be subject to claims or lawsuits resulting from such injuries. There is a risk that these claims or liabilities may exceed, or fall outside the scope of, our insurance coverage. Moreover, we may be unable to retain adequate liability insurance in the future.

Concerns about potential public harm and liability may involve involuntary recalls or lead us to voluntarily recall selected products. Recalls or post-manufacture repairs of our products could harm our reputation and our competitive position, increase our costs or reduce our net sales. Costs related to unexpected defects include the costs of writing down the value of our inventory of defective products and providing product replacement, as well as the cost of defending against litigation related to the defective products. Further, as a result of recent recalls and safety issues related to products of a number of manufacturers in the toy industry, some of our retail customers have been increasing their testing requirements of the products we ship to them. These additional requirements may result in delayed or cancelled shipments, increased logistics and quality assurance costs, or both, which could adversely affect our operations and financial results. In addition, recalls or post-manufacturing repairs by other companies in our industry could affect consumer behavior and cause reduced purchases of our products and increase our quality assurance costs in allaying consumer concerns.

Privacy concerns about our Internet-connected products and related content and applications could harm our reputation and hinder adoption of these products.

By using the online LeapFrog Connect application, information captured by our Internet-connected products about a child's performance and activities will be transferred and stored on our servers. Due to privacy, confidentiality and security concerns, parents may not want us to collect information about their child's activities and performance and may not feel comfortable uploading and storing this information on our servers. If these concerns prevent parents from accepting or adopting our connected products, sales of our products and our business results could suffer and our plans to expand this portion of our business could be affected. In addition, if the confidentiality of such information stored on our website servers is compromised or breached by third parties, our reputation could be tarnished or we could be subject to litigation, which in turn could adversely affect our operating results.

Our liquidity may be insufficient to meet the long-term or periodic needs of our business.

Global credit market fluctuations could increase the cost of capital or limit our ability to raise additional capital should we need it and unforeseen events could stress or exceed our current or future liquidity. In addition to cash received from the collection of accounts receivable, from time to time, we may fund our operations and strengthen our liquidity through borrowings under our line of credit. Our line of credit has numerous financial tests and covenants that affect the amount we can borrow, and includes various events of default that could impair our ability to access credit under the credit line. In addition, the line of credit terminates in August 2013 and we cannot be sure whether we will be able to renew it on similar terms or at all. If we are unable to borrow sufficient funds in a timely manner or at an acceptable cost, we may need to alter our business practices. For example, we may be required to manufacture at levels that lag rather than anticipate future order levels, which could limit our ability to sell and ship our products as demand increases, delaying our ability to benefit from improvements in the retail sales environment.

Our international business may not succeed and subjects us to risks associated with international operations.

We derived approximately 25%, 20% and 19% of our net sales from markets outside the U.S. during fiscal years 2011, 2010 and 2009, respectively. Our efforts to increase sales for our products outside the U.S. may not be successful and may not achieve higher sales or gross margins or contribute to profitability.

Our business is, and will increasingly be, subject to risks associated with conducting business internationally, including:

- the appeal of our products in international markets;
- difficulties managing and maintaining relationships with vendors, customers, retailers, distributors and other commercial partners;
- greater difficulty in staffing and managing foreign operations;
- transportation delays and interruptions, including cross-border delays due to customs clearance and other point of entry restrictions;
- greater difficulty enforcing intellectual property rights and weaker laws protecting such rights;
- compliance with the Foreign Corrupt Practices Act, the UK Bribery Act and similar laws;
- trade protection measures and import or export licensing requirements;
- currency conversion risks and currency fluctuations; and
- limitations, including taxes, on the repatriation of earnings.

Sales to our international customers are transacted primarily in the country's local currency. If foreign currency weakens compared to the U.S. dollar, our International segment sales results will suffer. Any difficulties with our international operations could harm our future sales and operating results.

We are subject to international, federal, state and local laws and regulations that could impose additional costs or changes on the conduct of our business.

We operate in a highly regulated environment with international, federal, state and local governmental entities regulating many aspects of our business, including products and the importation of products. Regulations with which we must comply include accounting standards, taxation requirements (including changes in applicable income tax rates, new tax laws and revised tax law interpretations), trade restrictions, regulations regarding financial matters, environmental regulations, privacy, advertising directed toward children, safety and other administrative and regulatory restrictions. We are also subject to regulation by the United States Consumer Product Safety Commission and other similar federal, state and international regulatory authorities, some of which have conflicting standards and requirements. Compliance with the various laws and regulations and other requirements of regulatory authorities could impose additional costs on the conduct of our business. For example, if our products were made subject to an involuntary recall or other action by one of the regulatory authorities with jurisdiction over us, we may have to write off inventory and allow our customers to return products they purchased from us. Moreover, any failures to comply with laws and regulations could lead to significant negative media attention and consumer dissatisfaction, which could harm our sales and lead to widespread rejection of our products, particularly since we rely so heavily on the integrity of our brand. In addition, numerous states have enacted, and many others are considering enacting, laws directed at manufacturers regarding recycling of electronic products. While we take steps that we believe are necessary to comply with these laws and regulations, there can be no assurance that we have achieved compliance or that we will be in compliance in the future. Failure to comply with the relevant regulations could result in monetary liabilities and other sanctions, which could have a negative impact on our business, financial condition and results of operations. In addition, changes in laws or regulations may lead to increased costs, changes in our effective tax rate, or the interruption of normal business operations that would negatively impact our financial condition and results of operations.

Political developments, including trade relations, natural disasters, the threat or occurrence of armed hostilities, terrorism, labor strikes or public health issues could have a material adverse effect on our business.

Our business is international in scope. The deterioration of the political situation in a country in which we have significant sales, operations or third party manufacturers or suppliers, or the breakdown of trade relations between the U.S. and a foreign country in which we have or utilize significant manufacturing facilities or have other operations, could adversely affect our business, financial condition, and results of operations. For example, a change in trade status for China could result in a substantial increase in the import duty of toys manufactured in China and imported into the U.S. In addition, armed hostilities, terrorism, natural disasters, or public health issues, whether in the U.S. or abroad could cause damage and disruption to our company, our suppliers, our manufacturers, or our customers or could create political or economic instability, any of which could have a material adverse impact on our business. Although it is impossible to predict the consequences of any such events, they could result in a decrease in demand for our product or create delay or inefficiencies in our supply chain by making it difficult or impossible for us to deliver products to our customers, or for our manufacturers to deliver products to us, or suppliers to provide component parts.

Notably, our U.S. distribution centers, including our distribution center in Fontana, California, and our corporate headquarters are located in California near major earthquake faults that have experienced earthquakes in the past and are expected to do so in the future. In addition to the factors noted above, our existing earthquake insurance relating to our distribution center may be insufficient and does not cover any of our other operations.

The loss of members of our executive management team or other key employees could adversely affect our business.

We have had a number of changes to our executive management team during 2010 and 2011. These changes had an immediate financial impact as a result of the payment of severance compensation and charges associated with equity grants for the retention of new management. While these changes can be a positive long-term change for us, there is an inherent loss of institutional knowledge associated with such turnover and this may create a risk, among other things, of overloading the remaining executives. In addition, transition associated with such changes has required, and may continue to require, significant management attention and consumption of time and resources, diverting away from the regular operations of our business. New executives typically bring change to an organization, as a result of implementing new goals and plans, which in turn can lead to changes in operating direction and the associated impact on the operations of the business, which may be uncertain or unknown. Furthermore, we cannot provide any assurances that we will retain our new or existing management and other key employees. Competition for high caliber personnel is strong in our area and industry. The loss of services of members of our executive management team or other key employees could have an adverse effect on our business. If we are unable to retain key personnel, then it may be difficult for us to maintain a competitive position within our industry or implement our strategic priorities.

A few stockholders control a majority of our voting power.

The majority of holders of our Class A common stock may not be able to affect the outcome of any stockholder vote. Our Class A common stock entitles its holders to one vote per share, and our Class B common stock entitles its holders to ten votes per share on all matters submitted to a vote of our stockholders.

As of December 31, 2011, Lawrence J. Ellison and entities controlled by him beneficially owned approximately 6.7 million shares of our Class B common stock and 3.8 million shares of our Class A common stock, while Michael Milken and Lowell Milken together owned directly and indirectly approximately 3.6 million shares of our Class B common stock and 0.9 million shares of our Class A common stock. Together, these three stockholders represented approximately 64.87% of the combined voting power of our Class A common stock and Class B common stock as of December 31, 2011. As a result, Mr. Ellison and Messrs. Michael and Lowell Milken, if voting together may be able to determine stockholder vote outcomes, including with respect to:

- the composition of our board of directors and, through it, any determination with respect to our business direction and policies, including the appointment and removal of officers;
- any determinations with respect to mergers, other business combinations, or changes in control;
- our acquisition or disposition of assets; and
- our financing activities.

Mr. Ellison and Messrs. Michael and Lowell Milken could have interests that diverge from those of our other stockholders. This control by a few stockholders could depress the market price of our Class A common stock; deter, delay or prevent a change in control of LeapFrog; or affect other significant corporate transactions that otherwise might be viewed as beneficial for other stockholders.

Our stock price has been volatile over the past several years and could decline in the future, resulting in losses for our investors and harming the employee-retention and recruiting value of our equity compensation.

All the factors discussed in this section or any other material announcements could affect our stock price. Speculation in the media and analyst communities, changes in recommendations or earnings estimates by financial analysts, changes in investors' or analysts' valuation measures for our stock and market trends unrelated to our stock can cause the price of our stock to change. For example, in the past our operating results have frequently failed to meet analysts' expectations, negatively impacting the price of our stock. A significant drop in the price of our stock could also expose us to the risk of securities class action lawsuits, which could result in substantial costs and divert management's attention and resources, adversely affecting our business.

Our future success depends partly on the continued contribution of our key executives and technical, sales, marketing, manufacturing and administrative personnel. Part of our compensation package includes stock and/or stock options. To the extent our stock performs poorly, it may adversely affect our ability to retain or attract key employees, potentially resulting in lost institutional knowledge and key talent. Changes in compensation packages or costs could impact our profitability and/or our ability to attract and retain sufficient qualified personnel.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

The table below lists our current significant properties. In addition, we have leased properties for administration, sales and operations in Canada, England, France, Mexico and China, which are primarily used by our International Segment.

Location	Use	Segment	Condition	Type of Possession
Fontana, California	Distribution center	All	Satisfactory	Lease
Emeryville, California	Headquarters and operations	All	Satisfactory	Lease

Form 10-K

ITEM 3. LEGAL PROCEEDINGS

Although we are not currently party to any material pending legal proceedings, from time to time, third parties assert patent infringement claims against us. Currently, we are engaged in lawsuits regarding patent issues and we also are occasionally notified of other potential patent disputes. In addition, from time to time, we are subject to other legal proceedings and claims in the ordinary course of business, including claims of alleged infringement of other intellectual property rights, claims related to breach of contract, employment matters and a variety of other claims. Unsettled matters are in various stages of litigation and their outcome is currently not determinable. However, in the opinion of management, based on current knowledge, there is not at least a reasonable possibility that any of the foregoing legal proceedings or claims may have a material adverse effect on our financial position, results of operations or cash flows. Regardless of the outcome, litigation can have an adverse impact on us because of defense costs, diversion of management resources and other factors. In addition, although management considers the likelihood of such an outcome to be remote, if one or more of these legal matters were resolved against LeapFrog in the same reporting period for amounts in excess of management's expectations, our consolidated financial statements of a particular reporting period could be materially adversely affected.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information and Holders

Our Class A common stock is listed on the NYSE, under the symbol "LF." On February 24, 2012, there were 2,677 holders of record of our Class A common stock and seven holders of record of our Class B common stock.

The following table sets forth the high and low sales prices per share of our Class A common stock on the NYSE in each quarter during the last two completed fiscal years. The values stated below are actual high and low sales prices, inclusive of intra-day trading.

	High	Low
2011		
First quarter	$5.65	$3.73
Second quarter	$4.79	$3.79
Third quarter	$4.36	$2.57
Fourth quarter	$6.18	$2.97
2010		
First quarter	$7.14	$3.05
Second quarter	$7.50	$3.76
Third quarter	$5.75	$3.72
Fourth quarter	$6.63	$5.31

Dividend Policy

We have never declared or paid any cash dividends on our capital stock. Our current credit facility prohibits the payment of cash dividends on our capital stock. We expect to reinvest any future earnings in our business and do not anticipate paying cash dividends on our common stock in the foreseeable future.

ITEM 6. SELECTED FINANCIAL DATA

The following selected significant consolidated financial data for the five fiscal years from January 1, 2007 through December 31, 2011, have been derived from our audited consolidated financial statements. The following information is qualified by reference to, and should be read in conjunction with Part II, Item 7 — "*Management's Discussion and Analysis of Financial Condition and Results of Operations*" and the Consolidated Financial Statements and Notes to the Consolidated Financial Statements ("Notes") thereto.

	2011	2010	2009	2008	2007
		(In millions, except per share data)			
Consolidated Statements of Operations Data:					
Net sales	$455.1	$432.6	$379.8	$459.1	$ 442.3
Gross profit	186.2	179.0	158.0	181.5	173.3
Operating expenses	162.5	171.2	166.4	241.7	275.6
Income (loss) from operations	23.7	7.8	(8.4)	(60.2)	(102.3)
Net income (loss)	$ 19.9	$ 4.9	$ (2.7)	$ (68.3)	$(102.5)
Net income (loss) per share:					
Basic and diluted	$ 0.30	$ 0.08	$ (0.04)	$ (1.07)	$ (1.62)
Shares used in calculating net loss per share:*					
Basic	65.4	64.4	63.9	63.6	63.4
Diluted	66.3	65.6	63.9	63.6	63.4

* Weighted average shares outstanding of Class A and Class B common stock

	2011	2010	2009	2008	2007
			(In millions)		
Consolidated Balance Sheet Data:					
Cash, cash equivalents and short-term investments	$ 71.9	$ 19.5	$ 61.6	$ 79.1	$ 93.5
Working capital**	187.2	161.6	148.3	140.0	192.1
Total assets	331.0	293.5	306.0	306.1	369.8
Total stockholders' equity	$232.7	$205.6	$192.7	$179.9	$243.5

** Current assets less current liabilities

	2011	2010	2009	2008	2007
			(In millions)		
Consolidated Statements of Cash Flows Data:					
Net cash provided by (used in):					
Operating activities	$ 70.2	$(22.6)	$ (5.0)	$ 12.0	$(15.4)
Investing activities	(19.9)	(21.2)	(13.3)	(23.4)	41.0
Financing activities	2.2	1.6	(0.2)	(0.2)	1.9
Effect of exchange rate changes on cash	(0.1)	0.1	1.0	(2.8)	(1.3)
Increase (decrease) in cash and cash equivalents	$ 52.4	$(42.1)	$(17.5)	$(14.4)	$ 26.2

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management's discussion and analysis of financial condition and results of operations ("MD&A") is intended to help the reader understand the results of operations and financial condition of LeapFrog Enterprises, Inc. and its consolidated subsidiaries (collectively, "LeapFrog" or "we", "us" or "our"). This MD&A is provided as a supplement to, and should be read in conjunction with, our Consolidated Financial Statements and the accompanying Notes in Part II, Item 8 of this report.

OVERVIEW

We develop and distribute educational entertainment for children. Our product portfolio consists of multimedia learning platforms and related content and learning toys. We have developed a number of learning platforms, including the LeapPad, the Leapster family of multimedia learning platforms and the Tag and Tag Junior reading systems, which support a broad library of content titles. We have created hundreds of interactive content titles for our platforms, covering subjects such as phonics, reading, writing and math. In addition, we have a broad line of stand-alone learning toys that do not require the separate purchase of content. Our products are available in four languages (including Queen's English) and are sold globally through retailers, distributors and directly to consumers via our leapfrog.com online store and our App Center.

We generate revenue from selling our multimedia learning platforms and a range of learning toys. We also generate revenue from the sale of a wide range of cartridge based and digitally downloadable content and books for our platforms that we develop based on licensed characters or our LeapFrog-owned characters.

Our multimedia platforms and certain other products connect to our proprietary online LeapFrog Learning Path, which provides parents personalized feedback on their child's learning progress and offers product recommendations to enhance their child's learning experience. Parents are able to "see the learning" and gain personalized insight into their child's learning progress.

Our App Center, launched in 2011, gives our consumers access to a variety of downloadable content for our multimedia platforms. We also began distributing third party video content for use on our multimedia platforms through the App Center near the end of 2011, including popular titles such as Dora the Explorer, SpongeBob Squarepants and Thomas the Tank Engine.

Although our multimedia platform products compete in the electronic learning aids category in the U.S. and in selected international markets, we increasingly compete in a broader arena with a variety of electronic products including tablet computers, eBook readers and mobile devices. Our multimedia platforms, such as our LeapPad learning tablet and Leapster Explorer platform, compete against handheld gaming platforms from Sony and Nintendo and against mobile devices such as Apple's iPhone, iTouch and iPad and Android-based tablets. Our learning toys compete in the preschool toy category of the toy industry in the U.S. and selected international markets, in which competition is significant.

We invest in R&D of existing and new lines of business that we believe will contribute to our long-term growth and profitability. We continue to invest in developing new multimedia platforms, related content and online services based on the latest relevant technologies and consumer trends. For example, in 2011 we introduced LeapPad, a kid-tough, personalized learning tablet for children with a built-in camera and video recorder. LeapPad includes art, story, and photo studio applications and two gigabytes of memory on board and can be used with both cartridges and digital content from our App Center, which was also launched in 2011. We believe delivering high-value, innovative, educational experiences that are fun for children and engage parents is the key to our future growth.

Our business is highly seasonal with a significant portion of our revenue occurring in the second half of the year. Given relatively low sales volumes in the first half of the year and the relatively fixed nature of many of our operating expenses, which occur fairly evenly throughout the year, our results of operations have historically been stronger in our third and fourth quarters relative to our first and second quarters. Sales in the fourth quarter have historically been higher than all other quarters. In 2011, 2010 and 2009, fourth quarter net sales made up 46%, 44% and 50% of total net sales for the years, respectively. Conversely, our cash flow from operations tends to be highest in the first quarter of the year when we collect the majority of our accounts receivable related to sales made in the fourth quarter of the prior year. Cash flow from operations generally tends to be lowest in our third quarter, as accounts receivables collections taper off and we build our inventory levels in preparation for the fourth quarter holiday season. The reduction in cash flow in the third quarter generally means that our available cash is at its lowest point for the year in the first month of the fourth quarter.

In 2010, we achieved significant net sales growth and returned to profitability for the first time in several years due to the successful launch of several new products. However, weaker than expected consumer demand of our products in the fourth quarter of 2010 resulted in higher end of the year retail inventory levels, which contributed to a decrease in net sales in the first half of 2011. In the second half of the year, the successful launch of the LeapPad learning tablet contributed significantly to overall year over year growth in net sales in 2011. However, despite the modest economic recovery, we still face significant risk associated with consumer spending, especially in light of sustained low levels of consumer confidence.

Total operating expenses decreased 5% in 2011 over 2010, and were down nearly 4 points as a percentage of net sales. This is the lowest level of annual spend we have achieved since 2001. In 2010 and 2011, we benefitted from reduced selling, general, and administrative ("SG&A") expenses as a result of actions taken in 2009 and 2010. During the fourth quarter of 2010, we terminated several employees in the U.S. and terminated the lease of a portion of our headquarter facilities in Emeryville, California prior to the end of the contracted term. As a result, we benefited from a further decline in SG&A expenses in 2011, offset in part by an increase in compensation expenses due to exceeding the financial performance targets included in our 2011 employee bonus programs. In addition, our advertising expense was well managed, down 12% year over year given the effectiveness of our social media and direct marketing efforts.

We significantly expanded our profitability in 2011 with income from operations up threefold and net income up fourfold over the prior year with earnings per share of $0.30, an improvement of $0.22 compared to 2010. This is the highest income from operations, net income and earnings per share that we have reported since 2003.

Our 2011 ending cash and equivalents balance was $71.9 million which represents an increase of $52.4 million compared to a year ago and is the largest year over year increase in our cash balance since 2002. And importantly, operating cash flow was $70.2 million for 2011, an improvement of $92.8 million. Lastly, we ended the year with both our inventory and retail inventory at more appropriate levels.

We organize, operate and assess our business in two primary operating segments: U.S. and International. See Note 20 — "*Segment Reporting*" in our Consolidated Financial Statements included in this Annual Report on Form 10-K for certain detailed information on our segments and their financial results for the fiscal years ended December 31, 2011, 2010 and 2009.

RESULTS OF OPERATIONS

SUMMARY OF CONSOLIDATED RESULTS FOR FISCAL YEARS ENDED DECEMBER 31, 2011, 2010 and 2009

	2011	2010	2009	% Change 2011 vs. 2010	% Change 2010 vs. 2009
		(Dollars in millions)			
Net sales	$455.1	$432.6	$379.8	5%	14%
Gross margin*	40.9%	41.4%	41.6%	(0.5)**	(0.2)**
Operating expenses	162.5	171.2	166.4	(5)%	3%
Income (loss) from operations	23.7	7.8	(8.4)	204%	193%
Net income (loss) per share – basic and diluted	$ 0.30	$ 0.08	$ (0.04)	296%	283%

* Gross profit as a percentage of net sales

** Percentage point change in gross margin

Fiscal Year 2011 Compared to Fiscal Year 2010

Net sales for 2011 increased 5% compared to 2010. The increase was largely driven by the launch of the LeapPad learning tablet in August 2011 and strong growth in our International segment, partially offset by higher than desired U.S. retail inventory levels at the end of 2010, which generally reduced retailer demand for our products in the first half of 2011. Net sales for 2011 were not materially affected by foreign currency exchange rates.

Consolidated gross margin for 2011 declined 50 basis points over 2010, primarily driven by changes in product mix with proportionally higher sales of lower margin multimedia learning platforms, specifically LeapPad, partially offset by lower trade allowances and discounts.

Operating expenses for 2011 decreased 5% compared to 2010, primarily driven by an overall planned decrease in marketing, advertising and promotional spending through continued leverage of our consumer email database and expanded use of social networks. SG&A expenses increased slightly due to higher employee bonus expense as we exceeded the overall Company performance targets set as a part of our employee bonus programs, largely offset by lower rent expense, and other employee-related expenses resulting from a decrease in headcount during the year.

Income from operations for 2011 improved 204% as compared to 2010, due to the increase in net sales and lower operating expenses, partially offset by a slight decline in gross margin.

Our basic and diluted net income per share for 2011 improved by $0.22 per share compared to 2010.

Fiscal Year 2010 Compared to Fiscal Year 2009

Net sales for 2010 increased 14% as compared to 2009. The increase was primarily driven by the launch of Leapster Explorer in June 2010, a full year of sales of our Scout line of learning toys, which we launched late in the second quarter of 2009, and significantly lower retail inventory levels leading into the first and second quarters of 2010 as compared to 2009. Net sales for 2010 were not materially affected by foreign currency exchange rates.

Gross margin for 2010 declined 20 basis points as compared to 2009 as a result of the decrease of 5.5 percentage points in the international segment, which was offset by the increase of 1.1 percentage point in the U.S. segment.

Operating expenses for 2010 increased 3% compared to 2009, primarily due to an increase in advertising to support the launch of Leapster Explorer and to build consumer awareness of the Tag reading system. The increase was partially offset by a decrease in SG&A expenses driven by lower compensation related costs as a result of lower average headcount in 2010.

Income from operations of $7.8 million for 2010 increased by $16.2 million compared to 2009. The improvement was primarily driven by an increase in net sales and offset by modest operating expense increases in 2010 as compared to 2009.

Our basic and diluted net income per share of $0.08 for 2010 increased by $0.12 per share compared to 2009. The net loss in 2009 included a one-time favorable tax benefit of $7.8 million, or $0.12 per share, in connection with the release of tax reserves based on expired statutes of limitations.

2012 Outlook

The year ahead will present challenges including continuing global economic volatility, key platform launches, product transitions, and increased competition in the children's tablet space. Despite these challenges, we are encouraged by the progress we made in 2011 and enter 2012 with momentum. We believe we are well positioned to achieve higher levels of profitability in 2012.

We expect earnings improvement to be driven by net sales growth, modest margin expansion, and disciplined growth and expense management. We believe net sales growth will be much stronger in the seasonally less significant first half of 2012 compared to the second half of the year. The first half of 2012 should benefit from continued LeapPad momentum and healthier retail inventory levels entering the year, while the second half growth may moderate compared to the second half of 2011, given the comparison to the year which featured the successful LeapPad launch, managing through key platform transitions, and uncertainty around the global economy.

Our expectations for 2012 results are subject to many uncertainties, including the timing and strength of any economic recovery and many other factors described in the risk factors set forth in Part I "*Risk Factors*" in Item 1A of this Form 10-K, there can be no assurance that consumer demand for our products will improve in 2012 compared to 2011.

OPERATING EXPENSES

Selling, General and Administrative Expenses

SG&A expenses consist primarily of salaries and related employee benefits, including stock-based compensation expense and other headcount-related expenses associated with executive management, finance, information technology, supply chain, facilities, human resources, other administrative headcount, legal and other professional fees, indirect selling expenses, systems costs, rent, office equipment and supplies. The related prior period data has been recast to conform to the current year presentation.

	2011	2010	2009	% Change 2011 vs. 2010	% Change 2010 vs. 2009
		(Dollars in millions)			
SG&A expenses	$78.0	$77.3	$82.9	1%	(7)%
As a percent of net sales	17%	18%	22%	(1)*	(4)*

* Percentage point increase (decrease)

Fiscal Year 2011 Compared to Fiscal Year 2010

SG&A expenses for 2011 increased 1% as compared to 2010, primarily due to an increase in compensation expenses resulting from exceeding the overall Company performance targets set as a part of our employee bonus programs, largely offset by lower rent expense and lower other employee-related expenses resulting from a decrease in headcount during the year as well as the termination of a portion of our leased headquarter facilities in Emeryville, California in the fourth quarter of 2010.

Fiscal Year 2010 Compared to Fiscal Year 2009

SG&A expenses declined 7% during 2010 as compared to 2009. The decrease was primarily driven by lower compensation related expenses, including stock-based compensation, as a result of a lower average headcount during 2010.

Research and Development Expenses

R&D expenses consist primarily of salaries, employee benefits, stock-based compensation and other headcount-related expenses associated with content development, product development, product engineering, third-party development and programming and localization costs to translate content for international markets. We capitalize external third-party costs related to content development, which are subsequently amortized into cost of sales in the statements of operations. The related prior period data has been recast to conform to the current year presentation.

	2011	2010	2009	% Change 2011 vs. 2010	% Change 2010 vs. 2009
			(Dollars in millions)		
R&D expenses	$33.8	$33.4	$33.8	1%	(1)%
As a percent of net sales	7%	8%	9%	(1)*	(1)*

* Percentage point increase (decrease)

Fiscal Year 2011 Compared to Fiscal Year 2010

R&D expenses for 2011 remained relatively level, increasing 1% as compared to 2010 with no significant offsetting items.

Fiscal Year 2010 Compared to Fiscal Year 2009

R&D expenses for 2010 remained relatively level, decreasing 1% as compared to 2009 with no significant offsetting items.

Advertising Expenses

Advertising expense consists of costs associated with marketing, advertising and promoting our products, including customer-related discounts and promotional allowances.

	2011	2010	2009	% Change 2011 vs. 2010	% Change 2010 vs. 2009
			(Dollars in millions)		
Advertising expenses	$39.5	$49.3	$39.3	(20)%	25%
As a percent of net sales	9%	11%	10%	(2)*	1*

* Percentage point increase (decrease)

Fiscal Year 2011 Compared to Fiscal Year 2010

Advertising expense for the 2011 declined 20% as compared to 2010, primarily driven by an overall planned decrease in marketing, advertising and promotion of our products through the utilization of more cost effective in-store promotional displays, continued leveraging of our consumer email database and expanded use of social networks for our marketing communications.

Fiscal Year 2010 Compared to Fiscal Year 2009

Advertising expenses for 2010 increased 25% as compared to 2009. The increase was primarily driven by increased costs to support the launch of Leapster Explorer and to build consumer awareness of the Tag reading system.

Form 10-K

OTHER INCOME (EXPENSE)

The components of other income (expense) were as follows:

	2011	2010	2009	% Change 2011 vs. 2010	% Change 2010 vs. 2009
			(Dollars in millions)		
Other income (expense):					
Interest income	$ 0.1	$ 0.2	$ 0.6	(33)%	(63)%
Interest expense	(0.3)	(0.2)	(0.1)	(7)%	(305)%
Other, net	(4.8)	(1.8)	(2.0)	(169)%	9%
Total	$(4.9)	$(1.8)	$(1.5)	(170)%	(25)%

Fiscal Year 2011 Compared to Fiscal Year 2010

Other expense increased significantly for 2011 as compared to 2010, resulting primarily from our foreign currency activity. The U.S. dollar strengthened significantly against several of our foreign currencies late in the third quarter of 2011 resulting in a $0.3 million realized foreign currency translation loss and a $1.6 million unrealized foreign currency translation loss for the third quarter of 2011. We generally enter into short-term foreign exchange forward contracts, typically based on 30 day forward spot rates, to minimize certain foreign exposures. However, during the third quarter of 2011, an operational error caused us to enter into forward hedging contracts that differed from what we had intended. As a result of this error, we recorded a $1.5 million realized loss on foreign exchange forward contracts in our U.S. segment for the third quarter of 2011. We subsequently made improvements to our foreign currency hedging program to provide greater assurance of accurate execution of our hedging determinations which performed as expected during the fourth quarter of 2011.

Fiscal Year 2010 Compared to Fiscal Year 2009

Interest income decreased during 2010 as compared to 2009 reflecting a reduction in the average balance of interest-bearing investments as well as lower interest rates in 2010 as compared to 2009.

The improvement in the other, net category was primarily due to the stabilization of the fair values of our investment in auction rate securities ("ARS"); we recorded a gain on sale of $0.5 million in 2010 as compared to a net impairment charge of $0.3 million in 2009. This improvement was offset by an increase in the amortization of fees related to the amended asset-based revolving credit facility entered into on August 13, 2009.

INCOME TAXES

Our provision for (benefit from) income taxes and effective tax rates were as follows:

	2011	2010	2009
		(Dollars in millions)	
Provision for (benefit from) income taxes	$(1.1)	$ 1.0	$(7.2)
Income (loss) before income taxes	18.8	6.0	(9.9)
Effective tax rate	(6.1)%	17.2%	72.8%

Our tax rate is affected by recurring items, such as tax expense relative to the amount of income earned in our foreign jurisdictions. Our tax rate is also affected by discrete items, such as tax benefits attributable to the recognition of previously unrecognized tax benefits, that may occur in any given year, but are not consistent from year to year. Calculation of the effective tax rate for all periods included a non-cash valuation allowance recorded against our domestic deferred tax assets. Accordingly, no federal or state tax expense or benefit was recorded on our domestic operating income or loss for all periods presented.

The tax benefit for 2011 included a $2.9 million benefit associated with the recognition of previously unrecognized tax benefits due to the expiration of statutes of limitation in some of our foreign jurisdictions, offset by foreign tax expense and certain discrete tax items including amortization of goodwill for tax purposes and an accrual for potential interest and penalties on certain tax positions. In addition, we utilized $8.8 million of previously unrecognized income tax benefit attributable to our domestic net operating loss and tax credit carryforwards.

The income tax expense for 2010 was primarily attributable to our foreign operations and certain discrete items such as amortization of goodwill for tax purposes. In addition, we utilized $2.0 million of previously unrecognized income tax benefit attributable to our domestic net operating loss and tax credit carryforwards.

The income tax benefit for 2009 was primarily attributable to the recognition of previously unrecognized tax benefits due to expiration of statutes of limitation in the amount of $7.8 million.

SUMMARY OF RESULTS BY SEGMENT FOR FISCAL YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

We organize, operate and assess our business in two primary operating segments: U.S. and International. This presentation is consistent with how our chief operating decision maker reviews performance, allocates resources and manages the business.

The net sales, gross margin, total operating expenses and operating loss amounts in this section are presented on a basis consistent with accounting principles generally accepted in the U.S. ("GAAP") and on an operating segment basis consistent with our internal management reporting structure.

United States Segment

The U.S. segment includes net sales and related expenses directly associated with selling our products to national and regional mass-market and specialty retailers, other retail stores and distributors, school-related distributors and resellers, our online store and App Center, and other Internet-based channels. Certain corporate-level operating expenses associated with sales and marketing, product support, human resources, legal, finance, information technology, corporate development, procurement activities, R&D, legal settlements and other corporate costs are charged entirely to our U.S. segment.

	2011	2010	2009	% Change 2011 vs. 2010	% Change 2010 vs. 2009
	(Dollars in millions)				
Net sales	$342.0	$344.3	$306.5	(1)%	12%
Gross margin*	41.7%	42.8%	41.7%	(1.1)**	1.1**
Operating expenses	137.2	150.4	146.2	(9)%	3%
Income (loss) from operations	$ 5.6	$ (3.0)	$(18.5)	284%	84%

* Gross profit as a percentage of net sales

** Percentage point change in gross margin

Form 10-K

Fiscal Year 2011 Compared to Fiscal Year 2010

Net sales for 2011 decreased 1% compared to 2010, primarily as a result of higher than desired U.S. retail inventory levels at the end of 2010, which generally reduced demand for our products from our retail customers during the first half of 2011, largely offset by the strong demand for the LeapPad learning tablet introduced in the third quarter of 2011.

Gross margin for 2011 decreased 1.1 percentage points over 2010. The decrease was driven primarily by changes in product mix with proportionally higher sales of lower margin multimedia learning platforms offsetting lower sales of higher margin content, partially offset by lower trade allowances and discounts.

Operating expenses for 2011 decreased 9% compared to 2010, primarily driven by an overall planned decrease in marketing, advertising and promotional spending through continued leverage of our consumer email database and expanded use of social networks. SG&A expenses decreased slightly due to lower employee related expense given fewer full time employees and lower rent expense, partially offset by higher employee bonus expense due to exceeding the overall Company performance targets set as a part of our employee bonus programs.

Income (loss) from operations for 2011 improved by $8.6 million or 284% compared to 2010, due to lower operating expenses, partially offset by decreases in net sales and gross margin percentage.

Fiscal Year 2010 Compared to Fiscal Year 2009

Net sales for 2010 increased 12% as compared to 2009. The increase was primarily driven by the launch of Leapster Explorer in June 2010, a full year of sales of our Scout line of learning toys, which we launched late in the second quarter of 2009, and significantly lower retail inventory levels leading into the first and second quarters of 2010 as compared to 2009.

Gross margin for 2010 increased 1.1 percentage point compared to 2009, primarily due to an improved product mix, higher sales relative to fixed warehousing expense, and higher quality ending inventory resulting in lower inventory write-downs. This increase was partially offset by higher trade allowances.

Operating expenses for 2010 increased 3% compared to 2009, primarily due to an increase in advertising mainly to support the launch of Leapster Explorer and to build consumer awareness of the Tag reading system.

Loss from operations of $3.0 million for 2010 was improved by $15.5 million as compared to 2009. The improvement was primarily driven by an increase in net sales increases, partially offset by moderate operating expense increases for 2010 as compared to 2009.

International Segment

The International segment includes the net sales and related expenses directly associated with selling our products to national and regional mass-market and specialty retailers and other outlets through our offices in the United Kingdom, France, Canada and Mexico as well as through distributors in markets such as Spain, Germany, Australia and Japan. Certain corporate-level operating expenses associated with sales and marketing, product support, human resources, legal, finance, information technology, corporate development, procurement activities, research and development, legal settlements and other corporate costs are allocated to our U.S. segment and not allocated to our International segment.

	2011	2010	2009	% Change 2011 vs. 2010	% Change 2010 vs. 2009
			(Dollars in millions)		
Net sales	$113.1	$88.3	$73.4	28%	20%
Gross margin*	38.4%	35.8%	41.3%	2.6**	(5.5)**
Operating expenses	25.3	20.8	20.2	21%	3%
Income from operations	$ 18.1	$10.8	$10.1	68%	7%

* Gross profit as a percentage of net sales

** Percentage point change in gross margin

Fiscal Year 2011 Compared to Fiscal Year 2010

Net sales for 2011 increased 28% as compared to 2010. The increase was primarily due to strong demand for the LeapPad learning tablet and associated content in certain international markets. Net sales for 2011 included a 2% positive impact from changes in currency exchange rates.

Gross margin for 2011 improved 2.6 percentage points as compared to 2010. The improvement was primarily due to higher sales volume which reduced the impact of fixed costs and changes in product mix with proportionally higher sales of higher margin products.

Operating expenses for 2011 increased 21% as compared to 2010, primarily due to an increase in headcount in 2011 to support our international growth and higher employee bonus expense due to exceeding the overall Company performance targets set as a part of our employee bonus programs.

Income from operations for 2011 improved by 68% as compared to 2010, primarily due to significantly increased net sales and improved gross margin percentage offset by a higher operating expenses.

Fiscal Year 2010 Compared to Fiscal Year 2009

Net sales for 2010 increased 20% as compared to 2009. The increase was primarily driven by the launch of Leapster Explorer in June 2010, full year of sales of our Scout line of learning toys, which we launched late in the second quarter of 2009, and significantly lower retail inventory levels leading into the first and second quarters of 2010 as compared to 2009. Net sales for 2010 included a 1% positive impact from changes in currency exchange rates.

Gross margin for 2010 decreased 5.5 percentage points as compared to 2009. The decrease was primarily driven by higher shipping costs and an increased use of discounts, partially offset by higher sales relative to fixed warehousing expense. In addition, the gross margin in 2009 benefited from an inventory-related adjustment resulting in a higher than usual gross margin.

Income from operations for 2010 increased 7% as compared to 2009. The increase was primarily driven by an increase in net sales, partially offset by lower gross margin for 2010 as compared to 2009.

LIQUIDITY AND CAPITAL RESOURCES

Financial Condition

Cash and cash equivalents totaled $71.9 million and $19.5 million at December 31, 2011 and 2010, respectively. The increase in cash balance was due to an increase in net sales as well as timelier cash collection from our customers. In line with our investment policy, all cash equivalents were invested in high-grade money market funds at December 31, 2011.

As of December 31, 2011, we held $2.7 million, stated at fair value, in long-term investments in ARS. Due to the illiquidity of these investments, we have not included and do not intend, for the foreseeable future, to include them as potential sources of liquidity in our future cash flow projections. Thus, we do not anticipate that future declines in value, if any, will have an adverse impact on our future ability to support operations and meet our obligations as they come due.

We have an asset-backed revolving credit facility (the "revolving credit facility"), which is discussed in more detail below, with a potential borrowing availability of $75.0 million. There were no borrowings outstanding on this line of credit at December 31, 2011.

We do not expect our accumulated deficit of $162.5 million at December 31, 2011 to be indicative of our future ability to generate cash flow, given our anticipated cash flows from operations and the availability of our revolving credit facility.

Future capital expenditures are primarily planned for new product development and purchases related to the upgrading of our information technology capabilities. We expect that capital expenditures in 2012, including those for capitalized content and website development costs, will be funded with cash flows generated by operations. Capital expenditures were $19.9 million for 2011, $22.5 million for 2010 including a $5.4 million purchase of intangible assets, and $14.6 million for 2009, which included a $0.2 million purchase of intangible assets.

We believe that cash on hand, cash flow from operations and amounts available under our revolving credit facility will provide adequate funds for our foreseeable working capital needs and planned capital expenditures over the next twelve months. Our ability to fund our working capital needs and planned capital expenditures, as well as our ability to comply with all of the financial covenants of our revolving credit facility, depend on our future operating performance and cash flows, which in turn are subject to prevailing economic conditions.

Cash Sources and Uses

The table below shows our sources and uses of cash for the three fiscal years ended December 31, 2011, 2010 and 2009.

	2011	2010	2009	% Change 2011 vs. 2010	% Change 2010 vs. 2009
			(Dollars in millions)		
Cash flows provided by (used in):					
Operating activities	$ 70.2	$(22.6)	$ (5.0)	410%	(353)%
Investing activities	(19.9)	(21.2)	(13.3)	7%	(60)%
Financing activities	2.2	1.6	(0.2)	38%	919%
Effect of exchange rate fluctuations on cash	(0.1)	0.1	1.0	(150)%	(88)%
Increase (decrease) in cash and cash equivalents	$ 52.4	$(42.1)	$(17.5)	224%	(141)%

Fiscal Year 2011 Compared to Fiscal Year 2010

Cash flow provided by operations for 2011 increased $92.8 million compared to 2010, primarily due to significantly lower inventory purchases during the period as a result of higher than desired inventory levels at the end of 2010. In addition, in 2011 our accounts payable payments were timely, while in 2010, we caught up on delinquent accounts payable payments from 2009, which resulted in extra operating cash usage. Increase in net income and improved accounts receivable collection efforts also contributed to the increase in cash flow provided by operations for 2011.

Net cash used in investing activities for 2011 decreased $1.3 million compared to 2010, primarily due to a $5.3 million purchase of intangible assets in 2010, partially offset by an increase in hardware and software purchases in 2011 as well as the cash generated from sales of investments in 2010, of which there were zero in 2011.

Net cash provided by financing activities for 2011 increased $0.6 million as compared to 2010 primarily due to an increase in employee option exercises, partially offset by higher payroll taxes related to an increase in employee restricted stock units released in the 2011 as compared to 2010.

Fiscal Year 2010 Compared to Fiscal Year 2009

Net cash used in operating activities for 2010 increased $17.6 million, as compared to 2009, primarily due to a significantly higher inventory level purchased to support expected sales demand, and a decrease in associated accounts payable due to timelier payments, offset partially by increased cash collected from our accounts receivable.

Net cash used in investing activities increased $7.9 million, or 59%, for 2010 as compared to 2009, primarily due to the purchase of $5.4 million of intangible assets related to the technology used in our Tag reading system. The remaining increase is primarily related to various computer hardware and software upgrades and maintenance, as well as new software purchases to further automate processes and better support operations.

Net cash provided by financing activities improved $1.8 million for 2010 as compared to 2009, primarily due to an increase in employee stock option exercises in response to a higher average company stock price during 2010 as compared to 2009.

Seasonal Patterns of Cash Provided By (Used in) Operations

The table below shows our seasonal patterns of cash flow provided by (used in) operations by quarter for the fiscal years ended December 31, 2011, 2010 and 2009.

	2011	2010	2009
		(Dollars in millions)	
1st quarter	$ 64.6	$ 34.5	$ 10.1
2nd quarter	(16.6)	(27.2)	(20.6)
3rd quarter	(27.4)	(30.3)	(39.8)
4th quarter	49.6	0.4	45.3
Total, net for fiscal year	$ 70.2	$(22.6)	$ (5.0)

With the exception of 2009, our cash flow from operations is generally highest in the first quarter of each year when we collect a majority of our accounts receivable booked in the fourth quarter of the prior year. In 2009, quarterly cash flows did not conform to this general pattern as a result of our tightened cash management practices in response to the global economic crisis, leading to higher accounts payable balances. Thus, cash flow provided by operations was higher in the fourth quarter of 2009 than in the first quarter of 2010.

Cash flow used in operations tends to be highest in our third quarter, as collections from prior accounts receivables taper off and we invest heavily in inventory in preparation for the fourth quarter holiday season. Historically, cash flow generally turns positive again in the fourth quarter as we begin to collect on the accounts receivables associated with the holiday season. Based on the shift in ordering patterns by retailers beginning in 2009, which resulted in orders being placed significantly later in the year, cash flows from operations in the fourth quarter of 2010 were significantly lower than has historically been the case in the fourth quarter of our fiscal year. As a result, cash flows from operations in the first quarter of 2011 were higher than in previous years.

These seasonal patterns may vary depending upon general economic conditions and other factors.

Line of Credit and Borrowing Availability

On August 13, 2009, we entered into an amended and restated loan and security agreement for a $75.0 million asset-based revolving credit facility with Bank of America, N.A. and certain other financial institutions. We have granted a security interest in substantially all of our assets to the lenders as security for our obligations under the revolving credit facility. Provided there is no default under the revolving credit facility, we may elect, without the consent of any of the lenders, to increase the size of the revolving credit facility up to an aggregate of $150.0 million.

The borrowing availability varies according to the levels of our accounts receivable and cash and investment securities deposited in secured accounts with the lenders. Subject to the level of this borrowing base, we may make and repay borrowings from time to time until the maturity of the facility. The interest rate is, at our election, Bank of America, N.A.'s prime rate (or base rate) or a LIBOR rate defined in the loan agreement, plus, in each case, an applicable margin. The applicable margin for a loan depends on the average daily availability for the most recent fiscal quarter and the type of loan. Borrowing availability under the revolving credit facility was $75.0 million as of December 31, 2011.

The revolving credit facility contains customary events of default, including for: payment failures; failure to comply with covenants; failure to satisfy other obligations under the revolving credit facility or related documents; defaults in respect of other indebtedness; bankruptcy, insolvency and inability to pay debts when due; change-in-control provisions; and the invalidity of guaranty or security agreements. If any event of default occurs, the lenders may terminate their respective commitments, declare immediately due all borrowings under the revolving credit facility and foreclose on the collateral. A cross-default provision applies if a default occurs on other indebtedness in excess of $5.0 million and the applicable grace period in respect of the indebtedness has expired, such that the lender of, or trustee for, the defaulted indebtedness has the right to accelerate. We are also required to maintain a ratio of Earnings Before Interest, Taxes, Depreciation and

Amortization, or EBITDA, to fixed charges, as defined in the revolving credit facility, of at least 1.1 to 1.0 when the covenant is required to be tested. The ratio is measured only if certain borrowing-availability thresholds are not met.

On January 31, 2011, we entered into an amendment to the revolving credit facility that, among other things: (i) extends the maturity date to August 13, 2013, (ii) reduces, starting January 1, 2011, the applicable interest rate margins to a range of 0.50% to 1.00% above the applicable base rate for base rate loans, as compared to 3.00% above the applicable base rate in the original agreement, and 2.25% to 2.75% above the applicable LIBOR rate for LIBOR rate loans, as compared to 4.00% above the applicable LIBOR rate in the original agreement, in each case depending on our borrowing availability, and (iii) reduces, starting January 1, 2011, the unused line fee to 0.375% per year if utilization of the line is greater than or equal to 50%, and to 0.50% per year if utilization of the line is less than 50%, as compared to 1.00% per year in the original agreement.

During the fourth quarter of 2011, we drew down $35.0 million on the revolving credit facility. This borrowing was a LIBOR rate loan, with an initial interest rate per annum of 2.5%, provided that, in accordance with the loan agreement, such rate may adjust on a monthly basis. We repaid the full amount during the same quarter with cash provided by operations and had no borrowings outstanding under this agreement at December 31, 2011.

Contractual Obligations and Commitments

We have no off-balance sheet arrangements.

We conduct our corporate operations from leased facilities under operating leases. Generally, these have initial lease periods of three to twelve years and contain provisions for renewal options of five years at market rates. We account for rent expense on a straight-line basis over the term of the lease. In addition, we are obligated to pay certain minimum royalties in connection with license agreements to which it is a party. The following table summarizes our outstanding contractual obligations at December 31, 2011.

		Payments Due In			
	Total	Less Than 1 Year	1 – 3 Years	3 – 5 Years	More Than 5 Years
			(Dollars in millions)		
Operating leases	$17.9	$5.1	$9.1	$3.7	$ —
Royalty guarantees	1.4	0.9	0.5	—	—
Total	$19.3	$6.0	$9.6	$3.7	$ —

In addition, at December 31, 2011, we had no outstanding borrowings or letters of credit under our revolving credit facility with at December 31, 2011, and had $75.0 million of potential availability on the line. In addition, we had commitments to purchase inventory under normal supply arrangements totaling approximately $47.6 million at December 31, 2011.

CRITICAL ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

Our financial statements and accompanying notes are prepared in accordance with GAAP. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. We believe that certain accounting policies, which we refer to as critical accounting policies, are particularly important to the portrayal of our financial position and results of operations and require the use of significant estimates and the application of significant judgment by our management. On an on-going basis, we evaluate our estimates, particularly those related to our critical accounting policies.

The following discussion highlights those policies and the underlying estimates and assumptions, which we consider critical to an understanding of the financial information in this report.

Revenue Recognition, Allowance for Doubtful Accounts, and Other Accounts Receivables and Revenue Reserves

We derived the majority of our revenue from sales of our technology-based learning products and related proprietary content. Revenue is recognized when products are shipped and title passes to the customer, provided that there is evidence of a commercial arrangement, delivery has occurred, there is a fixed or determinable fee and collection is reasonably assured. We sell App Center cards to retailers and directly to end customers, which are redeemable on our App Center for content downloads. We record proceeds from the initial sale of the card to deferred revenue which is relieved when the right to download content is granted to the customer upon redemption of the card. For content purchased by the customer with a personal credit card directly through our App Center, we recognize revenue when the right to download content is granted. Amounts billed to customers for shipping and handling costs are recognized as revenue. Costs incurred to ship merchandise from warehouse facilities are recorded in cost of sales.

Net sales represent gross sales less estimated sales returns, allowances for defective products, promotional markdowns, charge-backs and price changes, and cooperative promotional arrangements. Correspondingly, these allowances are recorded as reductions of gross accounts receivable.

We reduce our gross accounts receivable balance by an allowance for amounts we believe may become uncollectible. This allowance is an estimate based primarily on management's evaluation of the customer's financial condition in the context of current economic conditions, past collection history and aging of the accounts receivable balances. Determining such allowance requires judgment, the result of which may have a significant effect on the amounts reported in accounts receivable. If changes in the economic climate or in the financial condition of any of our customers impair or improve their ability to make payments, adjustments to the allowances may be required.

We also provide estimated allowances against revenue and accounts receivable for sales returns, defective products, promotional markdowns, charge-backs and price changes, and cooperative promotional arrangements in the same period that the related revenue is recorded. The allowances are estimated utilizing historical information, maximum known exposures and other available information including current retailer inventory levels, sell-through of its retailers and distributors, current trends in retail for its products, changes in customer demand for its products and other related factors.

Accounts receivable are reported on the balance sheet net of all provided allowances, which included the allowances for doubtful accounts of $0.7 million and $0.8 million as of December 31, 2011 and 2010, respectively.

Inventory Valuation

Inventories are stated at the lower of cost or market value, on a first-in, first-out basis. We record inventory costs on the balance sheet based on third-party contract manufacturer invoices, which include the contract manufacturers' costs for materials, labor and manufacturing overhead related to our products. Inventory valuation primarily requires estimation of slow-moving, obsolete or excess products. Our estimate of the write-downs for slow-moving, excess and obsolete inventories is based on management's review of on-hand inventories compared to their product demand forecast, anticipated product selling prices, the expected product lifecycle, and products planned for discontinuation. If actual future demand for our products and anticipated product selling prices were less favorable than those projected by our management, additional inventory write-downs would be required resulting in a negative impact on our gross margin. We monitor the estimates of inventory write-downs on a quarterly basis. When considered necessary, we make additional adjustments to reduce inventory to its net realizable value, with corresponding increases to cost of sales. Inventories included write-downs for slow-moving, excess and obsolete inventories of $5.4 million and $2.0 million at December 31, 2011 and 2010, respectively.

Capitalization of Product Costs

We capitalize certain external costs related to the development of content for our learning products, including design, artwork, animation, layout, editing, voice, audio and apps included in the learning products. Such costs are capitalized once the technological feasibility of the product is established and costs are determined to be recoverable. Amortization of these costs begins when the products are initially released for sale and continues over a two-year life using the straight-line method, and is included in cost of sales. We evaluate the future recoverability of capitalized amounts periodically and recognize write-downs in the statements of operations as needed. Capitalized content costs that are cancelled, abandoned or otherwise deemed impaired are charged to cost of sales in the period of cancellation. Write-downs of capitalized costs related to platforms being discontinued or non-performing titles resulted in an increase in cost of sales in the U.S. segment of $0.3 million, $0.7 million and $0.3 million in 2011, 2010 and 2009, respectively.

We also capitalize external website development costs ("website costs"), which primarily include third-party costs related to developing applications that are integral components of certain products we market, costs incurred to develop or acquire and customize code for web applications, costs to develop HTML web pages or develop templates, and costs to create initial graphics for the website that included the design or layout of each page. Website costs are amortized on a straight-line basis over two years. We evaluate the future recoverability of capitalized website costs periodically and if an impairment loss is considered to have occurred during the period, we accelerate the amortization and record it in "depreciation and amortization" in the statement of operations in the same period.

Our evaluations of capitalized content development costs and website costs require us to make complex and subjective judgments, using currently available data as well as projections about the potential impact of possible future events and conditions, which judgments and projections are inherently uncertain. If future events and conditions do not meet expectations, we make additional adjustments to reduce the expected realizable value of the assets, with corresponding increases to cost of sales. Capitalized content development costs and website costs are both included in "Capitalized product costs" on the balance sheet, net of accumulated amortization.

Goodwill and Other Intangible Assets

We review goodwill for impairment at least annually, and between annual tests if events occur or circumstances change that warrant a review. These events or circumstances could include a significant change in the business climate, legal factors or operating performance indicators.

In September 2011, the Financial Accounting Standards Board ("FASB") issued new guidance that permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. Under this guidance, if an entity determines, after assessing such qualitative factors, that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. We early adopted this guidance for our December 31, 2011 annual goodwill impairment test.

Our qualitative assessment includes consideration of relevant events and circumstances that may impact the carrying amount of the reporting unit to which our goodwill is allocated. The identification of relevant events and circumstances and how these may impact a reporting unit's fair value or carrying amount involve significant judgment and assumptions. Relevant events and circumstances identified include, but are not limited to: macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, LeapFrog specific events, share price trends. Additional judgment is required to determine relative importance and impact of each factor.

If the qualitative assessment concludes that it is probable that there is impairment, then a quantitative assessment must be performed. Application of the goodwill impairment test requires significant judgment, including identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, determination of the fair value of each reporting unit, and projections of future net cash flows, which projections are inherently uncertain. The fair value of each reporting unit is estimated using a combination of a market approach and a discounted cash flow methodology. The market approach requires considerable judgment in selecting comparable companies and estimating the multiples of revenue implied by their market values. The discounted cash flow methodology requires management to exercise judgment in selecting an appropriate discount rate and to make numerous assumptions in order to develop future business and financial forecasts and the related estimates of future net cash flows. Future net cash flows depend primarily on future sales of our products, which are inherently difficult to predict. This is especially true when a significant portion of our future net sales is expected to be generated by both mature products as well as products introduced in 2011 and planned to be introduced in 2012.

After analyzing our goodwill at December 31, 2011 and 2010, we concluded no impairment charge was required in either period. At December 31, 2011 and 2010, we had $22.9 million and $25.2 million of goodwill and other intangible assets, respectively.

Income Taxes

We account for income taxes using the asset and liability method. We calculate our deferred tax assets and liabilities based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. We are subject to income taxes in both the U.S. and foreign jurisdictions. The determination of our income tax assets, liabilities and expense requires us to make certain estimates and judgments in the calculation of tax benefits, tax credits and deductions. Significant changes in these estimates or variations in the actual outcome of expected future tax consequences may result in material increases or decreases in the tax provision or benefit in subsequent periods. We provide valuation allowances when it is more likely than not that all or a portion of a deferred tax asset will not be realized. Determination of whether or not a valuation allowance is warranted requires consideration of all available positive and negative evidence, including prior earnings history, expected future earnings, carryback and carryforward periods, and tax strategies that could potentially enhance the likelihood of realization of a deferred tax asset.

Our financial statements also include accruals for the estimated amounts of probable future assessments that may result from the examination of federal, state or international tax returns. Our tax accruals, tax provision, deferred tax assets or income tax liabilities may be adjusted if there are changes in circumstances, such as changes in tax law, tax audits or other factors, which may cause management to revise its estimates. The amounts ultimately paid on any future assessments may differ from the amounts accrued and may result in an increase or reduction to the effective tax rate in the year of resolution. Such adjustments could have a material impact on our financial position, results of operations or cash flows.

Stock-based Compensation

Stock-based compensation expense is measured at the grant date based on the fair value of the award and is recognized as expense over the applicable vesting period of the stock award (generally four years) using the straight-line method. Determining the fair value of stock-based compensation awards at grant date requires significant judgment and estimates regarding valuation variables such as volatility, expected forfeiture rates and the expected term of the awards. Stock-based compensation expense may be significantly affected by changes in our stock price, our actual forfeiture rates and the extent of future grants of equity awards. If actual results differ significantly from our estimates, stock-based compensation expense and our results of operations could be materially affected.

Recently Adopted Accounting Guidance

In June 2011, the FASB issued Accounting Standards Update ("ASU") 2011-05, *Comprehensive Income (Topic 220): Presentation of Comprehensive Income*. This guidance allows an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. We early adopted this guidance for the year ended December 31, 2011 and applied retrospectively as required to present the total of comprehensive income, the components of net income, and the components of other comprehensive income in two separate consecutive statements. The adoption of this guidance did not result in any material impact to our consolidated financial statements.

In September 2011, the FASB issued ASU 2011-08, *Intangibles — Goodwill and Other (Topic 350)*. This guidance permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. Under this guidance, if an entity determines, after assessing such qualitative factors, that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. We early adopted this guidance for our December 31, 2011 annual goodwill impairment test, which did not result in any material impact to our consolidated financial statements.

Recently Issued Accounting Guidance Not Yet Adopted

In May 2011, the FASB issued ASU 2011-04, *Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*. This guidance represents the converged guidance of the FASB and the International Accounting Standards Board on fair value measurement, which resulted in common requirements for measuring fair value and for disclosing information about fair value measurements, including a consistent meaning of the term "fair value." For public entities, this guidance will be effective for interim and annual reporting periods beginning after December 15, 2011, and is to be applied prospectively. We do not anticipate material impact to our consolidated financial statements upon adoption of this guidance.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We develop products in the U.S. and market our products primarily in North America and, to a lesser extent, in Europe and the rest of the world. We are billed by and pay our third-party manufacturers in U.S. dollars ("USD"). Sales to our international customers are transacted primarily in the country's local currency. As a result, our financial results could be affected by factors such as changes in foreign currency rates or weak economic conditions in foreign markets.

We manage our foreign currency transaction exposure by entering into short-term forward contracts. The purpose of this hedging program is to minimize the foreign currency exchange gain or loss reported in our financial statements, but the program, when properly executed, may not always eliminate our exposure to movements of currency exchange rates. The results of our hedging program for the fiscal years ended December 31, 2011, 2010 and 2009 are summarized in the table below:

	Years Ended December 31,		
	2011	2010	2009
	(Dollars in thousands)		
Gains (losses) on foreign exchange forward contracts	$(2,004)*	$(204)	$ (55)
Gains (losses) on underlying transactions denominated in foreign currency	(1,644)	(146)	(404)
Net gains (losses)	$(3,648)	$(350)	$(459)

* Amount includes a $1.5 million realized loss on foreign exchange forward hedging contracts in our U.S. segment due to an operational error.

The United States dollar strengthened significantly against several of our foreign currencies late in the third quarter of 2011 resulting in a $0.3 million realized foreign currency translation loss and a $1.6 million unrealized foreign currency translation loss for the three month period ended September 30, 2011. In addition, we enter into short-term foreign exchange forward contracts, typically based on 30 day forward spot rates to minimize certain foreign exposures. During the third quarter of 2011, an operational error caused us to enter into forward hedging contracts that differed from what we had intended. As a result of this error, we recorded a $1.5 million realized loss on foreign exchange forward contracts in our U. S. segment for the three month period ended September 30, 2011. We subsequently made improvements to our foreign currency hedging program to provide greater assurance of accurate execution of our hedging determinations.

Our foreign exchange forward contracts generally have original maturities of one month or less. A summary of all foreign exchange forward contracts outstanding as of December 31, 2011 and 2010 is as follows:

	2011			2010		
	Average Forward Exchange Rate	Notional Amount in Local Currency (1)	Fair Value of Instruments in USD (2)	Average Forward Exchange Rate	Notional Amount in Local Currency (1)	Fair Value of Instruments in USD (2)
Currencies:						
British Pound (GBP/USD)	1.552	9,795	$ 6	1.590	11,125	$ (62)
Euro (Euro/USD)	1.318	1,940	42	1.336	3,748	(22)
Canadian Dollar (USD/CAD)	1.022	3,202	(9)	1.004	3,274	(31)
Mexican Peso (USD/MXP)	13.933	5,665	1	12.498	29,176	(17)
Total fair value of instruments in USD			$40			$(132)

(1) In thousands of local currency

(2) In thousands of USD

Cash equivalents and short-term and long-term investments are presented at fair value on our balance sheet. We invest our excess cash in accordance with our investment policy. Any adverse changes in interest rates or securities prices may decrease the value of our investments and operating results. As of December 31, 2011, our excess cash was invested only in money market funds. At December 31, 2010, we did not hold any cash equivalents.

We experience interest rate risk and impairment risk only on our long-term investment in ARS as we have no long-term borrowings. We evaluate this investment on a quarterly basis and will continue to recognize impairment losses in the statements of operations, if and when they occur.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

LEAPFROG ENTERPRISES, INC.
FORM 10-K
Index to Consolidated Financial Statements
For the Fiscal Year Ended December 31, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of LeapFrog Enterprises, Inc.

We have audited the accompanying consolidated balance sheets of LeapFrog Enterprises, Inc. as of December 31, 2011 and 2010, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended December 31, 2011. Our audits also included the financial statement schedule listed in the index at Item 15. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of LeapFrog Enterprises, Inc. as of December 31, 2011 and 2010, and the consolidated results of its operations, comprehensive income (loss), and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), LeapFrog Enterprises, Inc.'s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 29, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

San Francisco, California
February 29, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of LeapFrog Enterprises, Inc.

We have audited LeapFrog Enterprises, Inc.'s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Leapfrog Enterprises, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, LeapFrog Enterprises, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Leapfrog Enterprises, Inc. as of December 31, 2011 and 2010 and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended December 31, 2011, and the financial statement schedule listed in the index at Item 15, and our report dated February 29, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

San Francisco, California
February 29, 2012

LEAPFROG ENTERPRISES, INC.

CONSOLIDATED BALANCE SHEETS
(In thousands, except per share data)

	December 31, 2011	December 31, 2010
ASSETS		
Current assets:		
Cash and cash equivalents	$ 71,863	$ 19,479
Accounts receivable, net of allowances for doubtful accounts of $659 and $776, respectively	157,418	157,646
Inventories	34,288	47,455
Prepaid expenses and other current assets	8,078	8,321
Deferred income taxes	983	1,678
Total current assets	272,630	234,579
Long-term investments	2,681	2,681
Deferred income taxes	1,311	989
Property and equipment, net	17,881	15,059
Capitalized product costs, net	12,511	13,184
Goodwill	19,549	19,549
Other intangible assets, net	3,350	5,653
Other assets	1,119	1,786
Total assets	$ 331,032	$ 293,480
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 34,629	$ 31,390
Accrued liabilities	50,380	41,425
Income taxes payable	377	167
Total current liabilities	85,386	72,982
Long-term deferred income taxes	3,542	3,199
Other long-term liabilities	9,360	11,734
Stockholders' equity:		
Class A Common Stock, par value $0.0001; Authorized – 139,500 shares; Issued and outstanding: 54,923 and 43,783, respectively	6	5
Class B Common Stock, par value $0.0001; Authorized – 40,500 shares; Issued and outstanding: 11,113 and 20,961, respectively	1	2
Treasury stock	(185)	(185)
Additional paid-in capital	395,627	387,833
Accumulated other comprehensive income (loss)	(225)	292
Accumulated deficit	(162,480)	(182,382)
Total stockholders' equity	232,744	205,565
Total liabilities and stockholders' equity	$ 331,032	$ 293,480

See accompanying notes

LEAPFROG ENTERPRISES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Years Ended December 31,		
	2011	2010	2009
Net sales	$455,140	$432,564	$379,834
Cost of sales	268,988	253,590	221,827
Gross profit	186,152	178,974	158,007
Operating expenses:			
Selling, general and administrative	77,984	77,287	82,853
Research and development	33,784	33,385	33,830
Advertising	39,526	49,314	39,331
Depreciation and amortization	11,161	11,183	10,406
Total operating expenses	162,455	171,169	166,420
Income (loss) from operations	23,697	7,805	(8,413)
Other income (expense):			
Interest income	136	203	556
Interest expense	(259)	(243)	(60)
Other, net	(4,809)	(1,790)	(1,959)
Total other income expense, net	(4,932)	(1,830)	(1,463)
Income (loss) before income taxes	18,765	5,975	(9,876)
Provision for (benefit from) income taxes	(1,137)	1,030	(7,188)
Net income (loss)	$ 19,902	$ 4,945	$ (2,688)
Net income (loss) per share:			
Class A and B – basic and diluted	$ 0.30	$ 0.08	$ (0.04)
Weighted average shares used to calculate net income (loss) per share:			
Class A and B – basic	65,406	64,368	63,914
Class A and B – diluted	66,332	65,627	63,914

See accompanying notes

LEAPFROG ENTERPRISES, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In thousands)

	Years Ended December 31,		
	2011	2010	2009
Net Income (loss)	$19,902	$4,945	$(2,688)
Other comprehensive income (loss), before tax			
Currency translation adjustments	(517)	251	2,006
Temporary impairment gain (loss) on investment	—	(194)	435
Total other comprehensive income (loss), before tax	(517)	57	2,441
Tax expense (benefit) allocated to temporary gain (loss) on investments	—	77	(228)
Other comprehensive income (loss), net of tax	(517)	134	2,213
Comprehensive income (loss)	$19,385	$5,079	$ (475)

Form 10-K

See accompanying notes

LEAPFROG ENTERPRISES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands)

	Class A		Class B		Treasury Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount					
Balance, December 31, 2008	36,627	$ 4	27,141	$ 3	$(185)	$366,798	$(2,055)	$(184,639)	$179,926
Class A common shares issued upon exercise of employee stock-based awards and purchases made under the employee purchase plan	267	—	—	—	—	77	—	—	77
Net cash paid for payroll taxes on restricted stock unit releases	—	—	—	—	—	(275)	—	—	(275)
Stock-based compensation expense	—	—	—	—	—	10,696	—	—	10,696
Recognition of previously unrecognized tax benefits	—	—	—	—	—	2,744	—	—	2,744
Cumulative translation adjustment	—	—	—	—	—	—	2,006	—	2,006
Temporary gain on investment in auction rate securities, net of tax	—	—	—	—	—	—	207	—	207
Net loss	—	—	—	—	—	—	—	(2,688)	(2,688)
Balance, December 31, 2009	36,894	4	27,141	3	(185)	380,040	158	(187,327)	192,693
Conversion of Class B shares to Class A shares	6,180	1	(6,180)	(1)	—	—	—	—	—
Class A common shares issued upon exercise of employee stock-based awards and purchases made under the employee purchase plan	709	—	—	—	—	1,883	—	—	1,883
Net cash paid for payroll taxes on restricted stock unit releases	—	—	—	—	—	(262)	—	—	(262)
Stock-based compensation expense	—	—	—	—	—	6,172	—	—	6,172
Cumulative translation adjustment	—	—	—	—	—	—	251	—	251
Temporary gain on investment in auction rate securities, net of tax	—	—	—	—	—	—	(117)	—	(117)
Net income	—	—	—	—	—	—	—	4,945	4,945
Balance, December 31, 2010	43,783	5	20,961	2	(185)	387,833	292	(182,382)	205,565
Conversion of Class B shares to Class A shares	9,848	1	(9,848)	(1)	—	—	—	—	—
Class A common shares issued upon exercise of employee stock-based awards and purchases made under the employee purchase plan	1,292	—	—	—	—	3,029	—	—	3,029
Net cash paid for payroll taxes on restricted stock unit releases	—	—	—	—	—	(797)	—	—	(797)
Stock-based compensation expense	—	—	—	—	—	5,562	—	—	5,562
Cumulative translation adjustment	—	—	—	—	—	—	(517)	—	(517)
Net income	—	—	—	—	—	—	—	19,902	19,902
Balance, December 31, 2011	54,923	$ 6	11,113	$ 1	$(185)	$395,627	$ (225)	$(162,480)	$232,744

See accompanying notes

LEAPFROG ENTERPRISES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended December 31,		
	2011	2010	2009
Operating activities:			
Net income (loss)	$ 19,902	$ 4,945	$ (2,688)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	19,995	20,337	20,495
Deferred income taxes	373	662	(7,351)
Stock-based compensation expense	5,562	6,172	10,696
Impairment of investment in auction rate securities	—	—	431
Gain on sale of long-term investments	—	(454)	—
Loss on disposal of long-term assets	14	117	1,100
Allowance for doubtful accounts	417	355	(1,194)
Other changes in operating assets and liabilities:			
Accounts receivable, net	(481)	(10,334)	(54,745)
Inventories	13,006	(19,178)	29,328
Prepaid expenses and other current assets	214	(924)	3,605
Other assets	667	1,248	(824)
Accounts payable	3,293	(26,980)	2,496
Accrued liabilities	9,043	1,512	(5,368)
Long-term liabilities	(2,053)	(38)	(988)
Income taxes payable	210	(75)	13
Net cash provided by (used in) operating activities	70,162	(22,635)	(4,994)
Investing activities:			
Purchases of property and equipment	(11,732)	(9,547)	(6,345)
Capitalization of product costs	(8,122)	(7,617)	(7,977)
Purchases of intangible assets	—	(5,335)	(235)
Disposal of property and equipment	67	—	—
Sales of investments	—	1,263	1,282
Other	(65)	—	—
Net cash used in investing activities	(19,852)	(21,236)	(13,275)
Financing activities:			
Proceeds from stock option exercises and employee stock purchase plans	3,029	1,883	77
Net cash paid for payroll taxes on restricted stock unit releases	(797)	(262)	(275)
Borrowing on line of credit	35,000	42,000	—
Paydown on line of credit	(35,000)	(42,000)	—
Net cash provided by (used in) financing activities	2,232	1,621	(198)
Effect of exchange rate changes on cash	(158)	117	978
Net change in cash and cash equivalents	52,384	(42,133)	(17,489)
Cash and cash equivalents, beginning of period	19,479	61,612	79,101
Cash and cash equivalents, end of period	$ 71,863	$ 19,479	$ 61,612
Supplemental disclosures of cash flow information:			
Cash paid for interest expense	$ (258)	$ (222)	$ (117)
Cash (paid) refunded for income taxes, net	$ (412)	$ 281	$ (164)
Non-cash investing and financing activities:			
Temporary gains on auction rate securities, net	$ —	$ 194	$ 435

See accompanying notes

(In thousands, except per share data)

1. Ownership and Business

LeapFrog Enterprises, Inc. and its consolidated subsidiaries (collectively, the "Company" or "LeapFrog" unless the context indicates otherwise) is a leading developer of educational entertainment for children. The Company's product portfolio consists of multimedia learning platforms and related content and learning toys. LeapFrog has developed a number of learning platforms, which support a broad library of content titles. LeapFrog has created hundreds of interactive content titles for our platforms, covering subjects such as phonics, reading, writing and math. In addition, we have a broad line of stand-alone learning toys. Many of our products connect to our proprietary online LeapFrog Learning Path, which provides personalized feedback on a child's learning progress and offers product recommendations to enhance each child's learning experience. The Company's products are available in four languages (including Queen's English) and are sold globally through retailers, distributors and directly to consumers via the leapfrog.com online store and the LeapFrog App Center.

Beginning April 2004 and continuing through late December 2011, LeapFrog was a "controlled company" under the rules of the New York Stock Exchange ("NYSE"), as Mollusk Holdings, LLC ("Mollusk") held more than 50% of the voting power of the Company's outstanding shares. On December 27, 2011, Mollusk converted, on a one-to-one basis, approximately 3.7 million shares of the Company's Class B common stock into shares of the Company's Class A common stock. After the conversion, Mollusk holds approximately 6.7 million shares of the Company's Class B common stock and 3.8 million shares of the Company's Class A common stock, which together represent approximately 16.0% of the outstanding capital stock of the Company. Mollusk is an entity indirectly controlled by Lawrence J. Ellison, Chief Executive Officer of Oracle Corporation. As a result of the conversion, Mollusk's voting power of the Company's outstanding shares decreased to approximately 42.8%, and therefore, LeapFrog is no longer considered a "controlled company" under the rules of the NYSE.

2. Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The consolidated financial statements included herein have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

The Company's consolidated financial statements include the accounts of LeapFrog and its wholly owned subsidiaries organized in the United Kingdom, Canada, France, Mexico, Hong Kong and China. Inter-company accounts and transactions have been eliminated in consolidation.

Foreign Currencies

LeapFrog measures and records the assets, liabilities and operations of its foreign operations using the functional currency of the country in which the operations are located and utilizes the U.S. dollar as its reporting currency. Assets and liabilities recorded in foreign currencies are translated at the exchange rate as of the balance sheet date. Revenues and expenses are translated at average exchange rates prevailing during the period. Translation adjustments resulting from this process are charged or credited to "accumulated other comprehensive income (loss)," an equity account. Foreign currency transaction gains and losses are included in income as incurred.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and judgments that affect the amounts reported in the financial statements and accompanying notes. The accounting estimates that require management's most significant, difficult, and subjective judgments include the evaluation of the Company's accounts receivable-related allowances for doubtful accounts receivable, sales returns, defective products, promotional markdowns, charge-backs and price changes, and cooperative promotional arrangements, the valuation and nature of impairments of financial instruments, valuation and amortization of capitalized product costs, inventory valuation, the recognition, measurement and valuation of current and deferred income tax assets and liabilities, valuation of goodwill and stock-based compensation assumptions. These estimates involve the consideration of complex factors and require management to make judgments. The analysis of historical and future trends can require extended periods of time to resolve, and are subject to change from period to period. The actual results experienced may differ from management's estimates.

Reclassifications

Certain amounts in prior year financial statements included herein have been reclassified to conform to the current year presentation.

Revenue Recognition

The Company derives the majority of its revenue from sales of its technology-based learning products and related proprietary content. Revenue is recognized when products are shipped and title passes to the customer, provided that there is evidence of a commercial arrangement, delivery has occurred, there is a fixed or determinable fee and collection is reasonably assured. The Company sells App Center cards to retailers and directly to end customers, which are redeemable on its App Center for content downloads. The Company records proceeds from the initial sale of the card to deferred revenue which is relieved when the right to download content is granted to the customer upon redemption of the card. For content purchased by the customer with a personal credit card directly through the Company's App Center, the Company recognizes revenue when the right to download content is granted. Amounts billed to customers for shipping and handling costs are recognized as revenue. Costs incurred to ship merchandise from warehouse facilities are recorded in cost of sales.

Net sales consist of gross sales less negotiated price allowances based primarily on volume purchasing levels, estimated sales returns, allowances for defective products, promotional markdowns, charge-backs and price changes, and cooperative promotional arrangements. Correspondingly, these allowances are recorded as reductions of gross accounts receivable.

Allowances for Doubtful Accounts, Sales Returns, Defective Products and Promotions

The Company reduces gross accounts receivable by an allowance for amounts it believes may become uncollectible. This allowance is an estimate based primarily on management's evaluation of the customer's financial condition in the context of current economic conditions, past collection history and aging of the accounts receivable balances. The provision for uncollectible accounts is included in selling, general and administrative ("SG&A") expense in the statements of operations.

The Company also provides estimated allowances against revenue and accounts receivable for sales returns, defective products, promotional markdowns, charge-backs and price changes, and cooperative promotional arrangements in the same period that the related revenue is recorded. The allowances are estimated utilizing historical information, maximum known exposures and other available information including current retailer inventory levels, sell-through of its retailers and distributors, current trends in retail for its products, changes in customer demand for its products and other related factors.

Accounts receivable are reported on the balance sheet net of all provided allowances.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and money market funds with original maturities of three months or less.

Fair Value of Financial Instruments

Fair values of the Company's financial instruments, consisting of short-term money market funds and long-term investments in auction rate securities ("ARS"), reflect the estimates of exit price, or the amounts that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

The Company recognizes impairments to the carrying values of its financial instruments when their fair values decline below their carrying values. A systematic methodology is employed on a quarterly basis that considers available quantitative and qualitative evidence in evaluating investments for potential impairment. If the cost of an investment exceeds its fair value, management evaluates, among other factors, general market conditions, the duration of and the extent to which the fair value is less than cost and the Company's intent and ability to hold the investment. Further, the Company considers specific adverse conditions related to the financial health of and business outlook for the investees, rating agency actions, the overall financial health of the macro-economy and the financial markets, as well as the ability to liquidate the investments at par, given prevailing and anticipated circumstances. The Company retains qualified third parties to perform independent valuations of its ARS quarterly and considers these evaluations in its impairment evaluation process.

The Company bifurcates other-than-temporary impairments based on the portion of the loss related to credit factors and the portion of the loss that is not related to credit factors. The credit loss portion is the difference between the amortized cost of the security and the Company's best estimate of the present value of the cash flows expected to be collected from the debt security. The noncredit loss portion is the residual amount of the other-than-temporary impairment. The credit loss portion is recorded as a charge to investment income, and the noncredit loss portion is recorded as a separate component of other comprehensive income. Subsequent recoveries in value are recorded to the accumulated other comprehensive income (loss).

Inventory Valuation

Inventories are stated at the lower of cost or market value, on a first-in, first-out basis. The Company records inventory costs on the balance sheet based on third-party contract manufacturer invoices, which include the contract manufacturers' costs for materials, labor and manufacturing overhead related to its products. Inventory valuation primarily requires estimation of slow-moving, obsolete or excess products. The Company's estimate of write-downs for slow-moving, excess and obsolete inventories is based on management's review of on-hand inventories compared to their estimated future usage, product demand forecast, anticipated product selling prices, the expected product lifecycle, and products planned for discontinuation. If actual future usage, demand for the Company's products and anticipated product selling prices were less favorable than those projected by management, additional inventory write-downs would be required, resulting in a negative impact on the gross margin.

The Company monitors the estimates of inventory write-downs on a quarterly basis. When considered necessary, the Company makes additional adjustments to reduce inventory to its net realizable value, with corresponding increases to cost of sales.

Capitalized Product Costs

The Company capitalizes certain external costs related to the development of content for its learning products, including design, artwork, animation, layout, editing, voice, audio and apps included in the learning products.

Such costs are capitalized once the technological feasibility of the product is established and costs are determined to be recoverable. Amortization of these costs begins when the products are initially released for sale and continues over a two-year life using the straight-line method, and is included in cost of sales. The Company evaluates the future recoverability of capitalized amounts periodically and recognizes write-downs of these amounts in cost of sales as needed. Capitalized content costs that are cancelled, abandoned or otherwise deemed impaired are charged to cost of sales in the period of cancellation.

The Company also capitalizes external website development costs ("website costs"), which primarily include third-party costs related to developing applications that are an integral component of certain products the Company markets, as well as costs incurred to develop or acquire and customize code for web applications, costs to develop HTML web pages or develop templates, and costs to create initial graphics for the website that included the design or layout of each page. Website costs are amortized on a straight-line basis over two years. The Company evaluates the future recoverability of capitalized website costs periodically and if an impairment loss is considered to have occurred during the period, accelerates the amortization and records it in "depreciation and amortization" in the statement of operations in the same period.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. Depreciation expense is calculated using the straight-line method over the estimated useful life of the assets, generally between two and three years, except for leasehold improvements, which are depreciated over the shorter of the estimated related useful life of the asset or the remaining term of the lease. Amortization of equipment under capital leases, if any, is included in depreciation expense. Depreciation expense for manufacturing tools is included in cost of sales.

Goodwill

The Company reviews its goodwill for impairment at least annually on December 31, and between annual tests if events occur or circumstances change that warrant a review.

In September 2011, the Financial Accounting Standards Board ("FASB") issued new guidance that permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. Under this guidance, if an entity determines, after assessing such qualitative factors, that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. The Company early adopted this guidance for our December 31, 2011 annual goodwill impairment test.

The Company's qualitative assessment includes consideration of relevant events and circumstances that may impact the carrying amount of the reporting unit to which our goodwill is allocated. The identification of relevant events and circumstances and how these may impact a reporting unit's fair value or carrying amount involve significant judgment and assumptions. Relevant events and circumstances identified include, but are not limited to: macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, LeapFrog specific events and share price trends. Additional judgment is required to determine relative importance and impact of each factor.

If the qualitative assessment concludes that it is probable that there is impairment, then a quantitative assessment must be performed. Application of the goodwill impairment test requires significant judgment, including identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, determination of the fair value of each reporting unit, and projections of future net cash flows, which projections are inherently uncertain. The fair value of each reporting unit is estimated using a combination of a market approach and a discounted cash flow methodology. The market approach requires considerable judgment in selecting comparable companies and estimating the multiples of revenue implied by their market values. The discounted cash flow methodology requires management to exercise judgment in selecting an appropriate discount rate and to make numerous assumptions in order to develop future business and financial forecasts and the related estimates of future net cash flows. Future net cash flows depend primarily on future sales of our products, which are inherently difficult to predict. This is especially true when a significant portion of our future net sales is expected to be generated by both mature products as well as products introduced in 2011 and planned to be introduced in 2012.

Research and Development Costs

Internal and external research and development costs incurred before a project reaches technological feasibility are expensed as incurred. External costs incurred after a project reaches technological feasibility are capitalized. Capitalized costs are amortized into cost of sales when the product is released to the market, over two years using the straight-line method. Capitalized research and development costs are reviewed for future recoverability periodically. Impairment losses are charged to cost of sales in the period in which they occur.

Advertising Expense

Production costs of commercials and programming are expensed when the production is first aired. The Company's direct costs of advertising, in-store displays and promotion programs are expensed as incurred.

Under arrangements with certain of its customers, the Company reduces the net selling price of its products as an incentive (sales allowances) for the customers to independently promote LeapFrog products for resale. If the benefits LeapFrog receives from the customer in these cooperative sales or advertising arrangements are not specifically identifiable, the Company recognizes the costs as a direct reduction of revenue earned from the customer during the period, with a corresponding reduction in accounts receivable. In those cases where the benefits received from the customer are sufficiently separable and can be specifically identified, these costs are included as advertising expense during the fiscal period in which the advertisements are run.

Royalty Expense

The Company licenses certain of its content from third parties under exclusive and nonexclusive agreements, which permit the Company to utilize characters, stories, music, illustrations and trade names throughout specified geographic territories. Royalty payments are typically calculated as a percentage of the unit product selling price. Royalty expense is recorded when products are shipped to a customer or upon delivery of content via the App Center, and is reported under cost of sales in the statements of operations.

Derivative Financial Instruments

The Company transacts business in various foreign currencies, primarily in the British Pound, Canadian Dollar, Euro and Mexican Peso. As a safeguard against financial exposure from potential adverse changes in currency exchange rates, the Company engages in a foreign exchange hedging program. The program utilizes foreign exchange forward contracts that generally settle within 30 days to enter into fair value hedges of foreign currency exposures of underlying non-functional currency assets and liabilities that are subject to re-measurement. The exposures are generated primarily through inter-company sales in foreign currencies and through U.S. Dollar-denominated sales by the Company's foreign affiliates. The hedging program is designed to reduce, but does not always eliminate, the impact of the re-measurement of balance sheet items due to movements of currency exchange rates.

LeapFrog does not use forward exchange hedging contracts for speculative or trading purposes. All forward contracts are carried on the balance sheet at fair value as assets or liabilities. The estimated fair values of forward contracts are based on quoted market prices for similar assets and liabilities. The corresponding gains and losses are recognized immediately in earnings as an offset to the changes in fair value of the assets or liabilities being hedged. These gains and losses are included in "other income (expense)" in the statements of operations.

The Company believes that the counterparties to these contracts, multinational commercial banks, are creditworthy; thus, the risks of counterparty nonperformance associated with these contracts are not considered to be significant. The Company updates its evaluation of the creditworthiness of its counterparties on a quarterly basis. Notwithstanding the Company's efforts to manage foreign exchange risk, there can be no assurance that its hedging activities will adequately protect against the risks associated with foreign currency fluctuations.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The determination of the Company's income tax assets, liabilities and expense requires management to make certain estimates and judgments in the calculation of tax benefits, tax credits and deductions. Significant changes in these estimates or variations in the actual outcome of expected future tax consequences may result in material increases or decreases in the tax provision or benefit in subsequent periods.

Valuation allowances are provided when it is more likely than not that all or a portion of a deferred tax asset will not be realized. Determination of whether or not a valuation allowance is warranted requires consideration of all available evidence, positive and negative, including prior earnings history, expected future earnings, carryback and carryforward periods, and tax strategies that could potentially enhance the likelihood of realization of a deferred tax asset. In the event the Company was to determine that LeapFrog would be able to realize its deferred income tax assets in the future in excess of their net carrying amount, the Company would make adjustment to valuation allowance, which would reduce the provision for income taxes.

The Company considers the undistributed earnings of its foreign subsidiaries as of December 31, 2011 to be indefinitely reinvested, and accordingly no deferred income tax has been provided thereon. The Company has not, nor does it anticipate the need to, repatriate the funds to the United States ("U.S.") to satisfy domestic liquidity needs arising in the ordinary course of business.

The Company records uncertain tax positions that have been taken on a tax return using a two-step process whereby 1) the Company determines whether the tax positions will be sustained based on its technical merits and 2) those tax positions meet the more-likely-than-not recognition threshold. The Company recognizes the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with the related tax authority. The Company records potential interest and penalties on uncertain tax positions as a component of income tax expense.

The financial statements also include accruals for the estimated amounts of probable future assessments that may result from the examination of federal, state or international tax returns. The Company's tax accruals, tax provision, deferred tax assets or income tax liabilities may be adjusted if there are changes in circumstances, such as changes in tax law, tax audits or other factors, which may cause management to revise its estimates. The amounts ultimately paid on any future assessments may differ from the amounts accrued and may result in an increase or reduction to the effective tax rate in the year of resolution.

Stock-Based Compensation

Pursuant to the Company's 2011 Equity Incentive Plan (the "2011 EIP"), Amended and Restated 2002 Equity Incentive Plan ("2002 EIP") and its 2002 Non-Employee Directors' Stock Award Plan ("2002 Non-Employee

(In thousands, except per share data)

Plan"), the Company issues stock options, restricted stock awards ("RSAs") and restricted stock units ("RSUs") to its employees, directors and occasionally to non-employee service providers, to purchase shares of the Company's Class A common stock. Share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the applicable vesting period of the stock award (generally four years) using the straight-line method.

The Company's management reviews and updates its estimates of the variables used to calculate grant date fair values of the awards quarterly and adjusts its valuation model as necessary.

Comprehensive Income (Loss)

Comprehensive income (loss) is comprised of the Company's net loss, gains and losses on the translation of foreign currency denominated financial statements and temporary gains and non-credit losses on investments.

Net Income (Loss) per Share

Basic earnings per share is computed by dividing net income by the weighted average number of shares of Class A and Class B common stock ("common shares") outstanding during the reporting period. Diluted earnings per share is computed by dividing net income by the combination of dilutive common share equivalents, which comprises common shares issuable under the Company's share-based compensation plans, and the weighted average number of common shares outstanding during the reporting period. Dilutive common share equivalents include in-the-money common share equivalents; whether common share equivalents are "in-the-money" is calculated based on the average share price for each period using the treasury stock method. Under the treasury stock method, the exercise price of an option, the amount of compensation cost, if any, for future service that the Company has not yet recognized, and the estimated tax benefits that would be recorded in paid-in capital, if any, when the option is exercised are assumed to be used to repurchase shares in the current period.

Recently Adopted Accounting Guidance

In June 2011, the FASB issued Accounting Standards Update ("ASU") 2011-05, *Comprehensive Income (Topic 220): Presentation of Comprehensive Income*. This guidance allows an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. The Company early adopted this guidance for the year ended December 31, 2011 and applied retrospectively as required to present the total of comprehensive income, the components of net income, and the components of other comprehensive income in two separate consecutive statements. The adoption of this guidance did not result in any material impact to the Company's consolidated financial statements.

In September 2011, the FASB issued ASU 2011-08, *Intangibles — Goodwill and Other (Topic 350)*. This guidance permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. Under this guidance, if an entity determines, after assessing such qualitative factors, that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. The Company early adopted this guidance for its December 31, 2011 annual goodwill impairment test, which did not result in any material impact to the Company's consolidated financial statements.

(In thousands, except per share data)

Recently Issued Accounting Guidance Not Yet Adopted

In May 2011, the FASB issued ASU 2011-04, *Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*. This guidance represents the converged guidance of the FASB and the International Accounting Standards Board on fair value measurement, which resulted in common requirements for measuring fair value and for disclosing information about fair value measurements, including a consistent meaning of the term "fair value." For public entities, this guidance will be effective for interim and annual reporting periods beginning after December 15, 2011, and is to be applied prospectively. Adoption of this guidance is not anticipated to result in material impact to the Company's consolidated financial statements.

3. Fair Value of Financial Instruments and Investments

Fair value is defined by authoritative guidance as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The guidance establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors market participants would use in valuing the asset or liability. The guidance establishes three levels of inputs that may be used to measure fair value:

- Level 1 includes financial instruments for which quoted market prices for identical instruments are available in active markets. As of December 31, 2011, the Company's Level 1 assets consist of money market funds with original maturities of three months or less. These assets are considered highly liquid and are stated at cost, which approximates market value.
- Level 2 includes financial instruments for which there are inputs other than quoted prices included within Level 1 that are observable for the instrument. Such inputs could be quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets with insufficient volume or infrequent transactions (less active markets), or model-driven valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data, including market interest rate curves, referenced credit spreads and pre-payment rates.

  The Company's Level 2 assets and liabilities consist of outstanding foreign exchange forward contracts used to hedge its exposure to certain foreign currencies, including the British Pound, Canadian Dollar, Euro, and Mexican Peso. The Company's outstanding foreign exchange forward contracts, all with maturities of approximately one month, had notional values of $21,299 and $28,293 at December 31, 2011 and 2010, respectively. The fair market values of these instruments, based on quoted prices, as of the same periods were $40 and $(132), on a net basis, respectively. The fair value of these contracts was recorded in prepaid expenses and other current assets for December 31, 2011 and in accrued liabilities for December 31, 2010.
- Level 3 includes financial instruments for which fair value is derived from valuation techniques, including pricing models and discounted cash flow models, in which one or more significant inputs, including the Company's own assumptions, are unobservable.

  The Company's Level 3 assets consist of investments in ARS. Currently, there is no active market for these securities; therefore, they do not have readily determinable market values. The Company has engaged a third-party valuation firm to help estimate the fair value of the ARS investments using a discounted cash flow approach. Based on this valuation, the ARS investments were valued at

(In thousands, except per share data)

$2,681 at December 31, 2011, which represents an overall decline in value of $1,319 from par. The assumptions used in preparing the discounted cash flow model are based on data available as of December 31, 2011 and include estimates of interest rates, timing and amount of cash flows, credit and liquidity premiums, and expected holding periods of the ARS. Given the current market environment, these assumptions are volatile and subject to change. Contractual maturity for the Company's ARS investments ranges from 2033 to 2050.

The following table presents the Company's fair value hierarchy for assets and liabilities measured at fair value on a recurring basis as of December 31, 2011 and 2010:

		Estimated Fair Value Measurements		
	Carrying Value	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2011:				
Financial Assets:				
Money market funds	$45,000	$45,000	$ —	$ —
Forward currency contracts	40	—	40	—
Long-term investments	2,681	—	—	2,681
Total financial assets	$47,721	$45,000	$ 40	$2,681
December 31, 2010:				
Financial Assets:				
Long-term investments	$ 2,681	$ —	$ —	$2,681
Financial Liabilities:				
Forward currency contracts	$ (132)	$ —	$(132)	$ —

For the year ended December 31, 2011, the Company did not dispose of any ARS investments. For the year ended December 31, 2010, the Company accounted for the sale of ARS investments as follows:

	Long-term Investments (Balance Sheets)	Accumulated Other Comprehensive Income (Loss) (Balance Sheets)	Accumulated Losses on Investments (Statements of Operations)
Balance at December 31, 2009	$ 3,685	$ 435	$(9,326)
Sale of ARS investments	(1,004)	(194)	454
Balance at December 31, 2010	$ 2,681	$ 241	$(8,872)

During the year ended December 31, 2010, the Company tendered for sale four of its ARS investments resulting in a cumulative realized gain of $454. The tendered holdings had been written down in previous years by $7,191. In addition, the Company did not incur any unrealized gains or losses on its remaining ARS investments for the years ended December 31, 2011 and 2010.

(In thousands, except per share data)

4. Inventories

The Company's inventories, stated on a first-in, first-out basis at the lower of cost or market as of December 31, 2011 and 2010, were as follows:

	December 31,	
	2011	2010
Raw materials	$ 3,444	$ 3,277
Finished goods	30,844	44,178
Total	$34,288	$47,455

During 2011, 2010 and 2009, the Company recorded net sales of inventory written down in the previous year resulting in a benefit to gross margin of $547, $1,997 and $2,899, respectively.

At December 31, 2011 and 2010, there were no accrued liabilities for cancelled purchase orders.

5. Property and Equipment

As of December 31, 2011 and 2010, property and equipment consisted of the following:

	December 31,	
	2011	2010
Tooling, cards, dies and plates	$ 18,769	$ 16,250
Computers and software	45,280	36,729
Equipment, furniture and fixtures	3,663	3,650
Leasehold improvements	4,296	4,347
	72,008	60,976
Less: accumulated depreciation	(54,127)	(45,917)
Total	$ 17,881	$ 15,059

Depreciation expense for tooling cards, dies and plates is charged to cost of sales in the statement of operations as the expense relates directly to the product manufacturing process. The expense charged to cost of sales was $2,277, $2,238 and $3,193 for the three years ended December 31, 2011, 2010 and 2009, respectively.

Depreciation expense related to the remainder of property and equipment included in depreciation and amortization expense in the statements of operations was $6,555, $6,401 and $7,395 for the three years ended December 31, 2011, 2010 and 2009, respectively.

6. Capitalized Product Costs

The Company's capitalized product costs include external costs related to the development of content for its learning products and external website development costs for its website. The Company's capitalized product costs as of December 31, 2011 and 2010 were as follows:

	December 31,	
	2011	2010
Content costs	$ 36,759	$ 31,603
Website development costs	9,835	8,613
Less: accumulated amortization	(34,083)	(27,032)
Total	$ 12,511	$ 13,184

(In thousands, except per share data)

Amortization expense related to content development is charged to cost of sales in the statement of operations and totaled $6,557, $6,916 and $6,896 for the years ended December 31, 2011, 2010 and 2009, respectively. Amortization expense related to website development is included in depreciation and amortization expense and totaled $2,238, $2,434 and $2,391 for the years ended December 31, 2011, 2010 and 2009, respectively.

The Company performs a periodic impairment evaluation of capitalized product development costs. The Company's evaluation in 2011 and 2010 identified capitalized costs related to platforms that were in the process of being discontinued or non-performing titles, while the 2009 evaluation resulted in minor impairments. Accordingly, the Company accelerated the amortization of these costs, resulting in an increase in cost of sales in the U.S. segment of $347, $720 and $279 in 2011, 2010 and 2009, respectively.

7. Goodwill

The Company's goodwill is related to its 1997 acquisition of substantially all the assets and business of its predecessor, LeapFrog RBT, and its 1998 acquisition of substantially all the assets of Explore Technologies. All of its goodwill is allocated to the Company's U.S. segment.

The Company performed the qualitative assessment for impairment as of December 31, 2011 and the quantitative test for impairment as of December 31, 2010, and concluded that its goodwill balance of $19,549 had not been impaired.

8. Other Intangible Assets, net

The Company's other intangible assets, net, as of December 31, 2011 and 2010 were as follows:

	December 31,	
	2011	2010
Intellectual property, license agreements and other intangibles	$ 16,755	$ 16,690
Less: accumulated amortization	(13,405)	(11,037)
Total	$ 3,350	$ 5,653

In February 2010, the Company acquired, for $5,400, intangible assets related to the rights to use an application-specific integrated circuit technology included in its Tag and Tag Junior reading systems. The purchased intangible assets are being amortized to operating expense on a straight-line basis over three years.

In 2004, the Company entered into a ten-year license agreement with a third party to use the third party's technology in a Company platform and related products. The $6,000 license fee is included in intangible assets on the balance sheet and is being amortized to operating expense on a straight-line basis over the life of the contract.

Amortization expense of other intangible assets is included in depreciation and amortization expense in the statement of operations and totaled $2,368, $2,348 and $620 for the years ended December 31, 2011, 2010 and 2009, respectively.

The estimated future amortization expense of the Company's intangible assets other than goodwill as of December 31, 2011 is as follows:

Fiscal Year	Amount
2012	$2,400
2013	900
2014	50
Total	$3,350

(In thousands, except per share data)

9. Accrued Liabilities

The Company's accrued liabilities as of December 31, 2011 and 2010 were as follows:

	December 31,	
	2011	2010
Employee-related expenses	$14,380	$ 8,627
Advertising and promotion	10,993	9,995
Royalties payable	7,894	9,145
Deferred revenue	7,836	2,788
Manufacturing and warehousing	2,385	2,457
Marketing, consulting and web-related	2,346	2,243
Other	4,546	6,170
Total	$50,380	$41,425

Employee-related expense accruals increased primarily due to greater achievement against Company performance targets set as a part of the Company's employee bonus programs for 2011 as compared to 2010.

Deferred revenue increased due to the launch of the LeapFrog App Center in August of 2011 and sales of associated stored value cards to retailers. Based on the Company's accounting policy for revenue recognition for online purchases of digital content, revenue resulting from the sale of App Center stored value cards is deferred until a customer is provided with a code that allows immediate access to download purchased content.

10. Income Taxes

The Company's income (loss) before taxes included the following components:

	Years Ended December 31,		
	2011	2010	2009
United States	$15,430	$3,367	$(10,399)
Foreign	3,335	2,608	523
Total	$18,765	$5,975	$ (9,876)

The components of the provision for (benefit from) income taxes were as follows:

	Years Ended December 31,		
	2011	2010	2009
Current:			
Federal	$ 4	$ (79)	$(7,969)
State	40	(88)	(219)
Foreign	(1,734)	404	461
Total current	(1,690)	237	(7,727)
Deferred:			
Federal	314	314	85
State	6	29	43
Foreign	233	450	411
Total deferred	553	793	539
Grand total	$(1,137)	$1,030	$(7,188)

(In thousands, except per share data)

The differences between the provision for income taxes and the income tax determined by applying the statutory federal income tax rate of 35% were as follows:

	Years Ended December 31,		
	2011	2010	2009
Income tax (benefit) at the statutory rate	$ 6,568	$ 2,091	$(3,456)
State income taxes	46	(49)	(219)
Foreign tax rate differential	(327)	(265)	(137)
Interest and penalties	446	285	926
Nondeductible items	542	110	320
Release of unrecognized tax benefit	(2,917)	(453)	(7,804)
Other	413	347	(32)
Change in federal valuation allowance	(5,908)	(1,036)	3,214
Income tax provision (benefit)	$(1,137)	$ 1,030	$(7,188)

State income tax expense included a valuation allowance of $773, $1,209 and $1,080 for 2011, 2010 and 2009, respectively. State income tax expense also included interest and penalties of $0 for 2011, 2010 and $51 for 2009. The tax benefit for 2011 includes a $2,917 benefit from the recognition of previously unrecognized tax benefits, including $961 of accrued interest and penalties, due to expiring statute of limitations. The tax benefit for 2009 includes a $7,804 benefit from the recognition of previously unrecognized tax benefits, including $3,143 of accrued interest and penalties, due to expiring statute of limitations.

Undistributed earnings of the Company's foreign subsidiaries amounted to approximately $11.3 million at December 31, 2011. The earnings are considered to be permanently reinvested and, accordingly, no deferred U.S. income tax has been provided thereon. It is not practicable to estimate the amount of deferred tax liability related to investments in these foreign subsidiaries. In the event all foreign undistributed earnings were remitted to the U.S., any incremental tax liability would be fully offset by the Company's domestic valuation allowance.

Deferred income taxes reflect the impact of "temporary differences" between asset and liability amounts for financial reporting purposes and such amounts as determined based on existing tax laws. The tax effect of temporary differences and carryforwards which give rise to deferred tax assets and liabilities are as follows:

	December 31,	
	2011	2010
Deferred tax assets:		
NOL and credits carryover	$ 91,221	$ 100,233
Inventory and other reserves	7,058	4,574
Depreciation and amortization	3,599	6,545
Other	16,378	20,322
Less: valuation allowance	(115,948)	(128,969)
Total deferred tax assets	$ 2,308	$ 2,705
Deferred tax liabilities:		
Goodwill	$ 3,542	$ 3,223
Total deferred tax liabilities	$ 3,542	$ 3,223

(In thousands, except per share data)

Starting in 2006, the Company recorded a non-cash charge to establish a valuation allowance against all of its gross domestic deferred tax assets. The Company considered all available evidence, positive and negative, and concluded that a full valuation allowance should continue to be established against its domestic deferred tax assets as the Company does not believe it is more likely than not that the benefit of those assets will be fully realized in the future. The valuation allowance in both 2011 and 2010 includes $8,503 related to excess tax benefits of stock option deductions prior to the adoption of the authoritative guidance regarding stock-based compensation. The benefits will increase additional paid-in capital when realized. The Company intends to maintain a valuation allowance until sufficient positive evidence exists to support its reversal. Should the Company determine that it would be able to realize all or part of its deferred tax asset in the future, an adjustment to the valuation allowance would be recorded in the period such determination was made. The majority of the Company's domestic deferred tax assets generally have 10 to 20 years until expiration or indefinite lives.

As of December 31, 2011, the Company had federal net operating loss carryforwards of $201,013 which will expire between 2025 through 2029. State net operating loss carryforwards totaled $219,632 as of December 31, 2011 and will expire in years 2012 through 2031. The valuation allowance was reduced in the current year due to the utilization of certain net operating loss and state tax credit balances. In addition, the Company had $3,242 related to excess tax benefits of stock option deductions which are not included in the net operating loss carryforward amounts above since they have not met the required realization criteria. The Company considers stock option deduction benefits in excess of book compensation charges realized when it obtains an incremental benefit determined by the "With and Without" calculation method, under which excess tax benefits related to stock-based compensation are not deemed to be realized until after the utilization of all other tax benefits available to the Company. As of December 31, 2011, the Company also had federal and California research and development credit carryforwards of $3,992 and $8,301, respectively. The federal research carryforwards will begin to expire in 2023, while the California research credits can be carried forward indefinitely. In addition, the Company has $3,659 in federal foreign tax credits that will begin expiring in 2017.

The changes in the balance of gross unrecognized tax benefits, during the years ended December 31, 2011 and 2010 were as follows:

	Years Ended December 31,		
	2011	2010	2009
Balance at beginning of year	$21,608	$22,080	$28,991
Gross increase – tax positions taken during a prior period	65	310	978
Gross decrease – tax positions taken during a prior period	(223)	(996)	(1,214)
Increases due to tax positions taken during the current period	—	440	633
Decreases in the unrecognized tax benefits relating to statute of limitations expiration	(1,957)	(226)	(7,308)
Decreases in the unrecognized tax benefits relating to settlements with taxing authorities	—	—	—
Balance at end of year	$19,493	$21,608	$22,080

The balances of gross unrecognized tax benefits at December 31, 2011, 2010 and 2009 are $19,493, $21,608 and $22,080, respectively, of which $5,187, $7,226 and $8,044 would affect the Company's effective tax rate if recognized. However, an additional $14,306, $14,382 and $14,036 would impact the Company's effective rate if the valuation allowance currently established against the Company's domestic deferred tax assets were to reverse.

(In thousands, except per share data)

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. Income tax expense for the years ended December 31, 2011, 2010 and 2009 included interest and penalties of $446, $285 and $926, respectively. As of December 31, 2011, 2010 and 2009, the Company had approximately $2,373, $2,898 and $2,648, respectively, of accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for tax years 2000 and forward. The Company believes it is reasonably possible that the total amount of unrecognized tax benefits in the future could decrease by up to $4,448, excluding potential interest and penalties, related to its foreign operations over the course of the next twelve months due to expiring statutes of limitations, which could be recognized as a tax benefit and affect the effective tax rate.

Open and Resolved Tax Matters

The Company files income tax returns in the U.S. federal, various state and foreign jurisdictions. The Company has substantially concluded all U.S. federal and state income tax matters through 1999.

The state of California has notified the Company of a pending examination related to its research and development credits claimed for the tax years 2002 and 2003; however, the Company has not been notified when the audit will commence. In 2010, the state of Illinois notified the Company of an income tax audit for the 2006 and 2007 tax year. This audit concluded in 2011 with no material effect. In 2011, the Company was notified by the Mexico taxing authority of an income tax audit for the 2009 tax year. Also in 2011, the Government of Ontario, Canada notified the Company of an income tax examination for the 2007 and 2008 tax years. The outcomes of these foreign audits are not yet determinable.

With respect to the open matters, the outcomes are not yet determinable. However, management does not anticipate that any adjustments would result in a material change to the Company's results of operations, financial conditions or liquidity.

11. Borrowings Under Credit Agreements

On August 13, 2009, the Company, certain financial institutions and Bank of America, N.A., entered into an amended and restated loan and security agreement for a $75,000 asset-based revolving credit facility (the "revolving credit facility"). The Company has granted a security interest in substantially all of its assets to the lenders as security for its obligations under the revolving credit facility. Provided there is no default under the revolving credit facility, the Company may elect, without the consent of any of the lenders, to increase the size of the revolving credit facility under the loan agreement up to an aggregate of $150,000.

The borrowing availability varies according to the levels of the Company's accounts receivable and cash and investment securities deposited in secured accounts with the lenders. Subject to the level of this borrowing base, the Company may make and repay borrowings from time to time until the maturity of the facility. The interest rate is, at the Company's election, Bank of America, N.A.'s prime rate (or base rate) or a LIBOR rate defined in the loan agreement, plus, in each case, an applicable margin. The applicable margin for a loan depends on the average daily availability for the most recent fiscal quarter and the type of loan. Borrowing availability under the revolving credit facility was $75,000 as of December 31, 2011.

The revolving credit facility contains customary events of default. If any event of default under the revolving credit facility occurs, the lenders may terminate their respective commitments, declare immediately due all borrowings under the revolving credit facility and foreclose on the collateral. A cross-default provision applies if a default occurs on other indebtedness in excess of $5,000 and the applicable grace period in respect of the indebtedness has expired, such that the lender of, or trustee for, the defaulted indebtedness has the right to accelerate. The Company is also required to maintain a ratio of Earnings Before Interest, Taxes, Depreciation

(In thousands, except per share data)

and Amortization, or EBITDA, to fixed charges, as defined in the revolving credit facility, of at least 1.1 to 1.0 when the covenant is required to be tested. The ratio is measured only if certain borrowing-availability thresholds are not met.

On January 31, 2011, the Company entered into an amendment to the revolving credit facility that, among other things: (i) extends the maturity date to August 13, 2013, (ii) reduces, starting January 1, 2011, the applicable interest rate margins to a range of 0.50% to 1.00% above the applicable base rate for base rate loans, as compared to 3.00% above the applicable base rate in the original agreement, and 2.25% to 2.75% above the applicable LIBOR rate for LIBOR rate loans, as compared to 4.00% above the applicable LIBOR rate in the original agreement, in each case depending on the Company's borrowing availability, and (iii) reduces, starting January 1, 2011, the unused line fee to 0.375% per year if utilization of the line is greater than or equal to 50%, and to 0.50% per year if utilization of the line is less than 50%, as compared to 1.00% per year in the original agreement.

During the fourth quarter of 2011, the Company drew down $35,000 on the revolving credit facility. This borrowing was a LIBOR rate loan, with an initial interest rate per annum of 2.5%, provided that, in accordance with the loan agreement, such rate may adjust on a monthly basis. The Company repaid the full amount during the same quarter from cash provided by operations and had no borrowings outstanding under this agreement at December 31, 2011.

12. Employee Benefit Plan

LeapFrog sponsors a defined contribution plan under Section 401(k) of the Internal Revenue Code. The 401(k) plan provides that employees may defer up to 100% of their annual compensation, not to exceed the Internal Revenue Service ("IRS") maximum contribution limit. In 2009, LeapFrog matched 50% of employee contributions up to the lesser of $2 or 6% of the participant's compensation per plan year, which vests over three years. During 2009, the Company recorded total compensation expense of $578, related to the defined contribution plan. The Company discontinued its matching program in 2010 and therefore did not incur any related compensation expense in 2010 and 2011.

13. Stock-Based Compensation

Stock-based compensation arrangements

On March 17, 2011, the board of directors of the Company adopted the 2011 EIP that became effective upon stockholder approval on June 2, 2011, and replaced the 2002 EIP in advance of its expiration as the sole plan for providing stock-based incentive compensation to eligible employees and consultants.

All outstanding stock awards granted under the 2002 EIP continue to be subject to the terms and conditions as set forth in the agreements evidencing such stock awards and the terms of the 2002 EIP. On the effective date of the 2011 EIP, a total of six million newly approved shares of Class A common stock became available for grant under the 2011 EIP and any shares remaining available for new grants under the 2002 EIP on the effective date of the 2011 EIP became available for issuance under the 2011 EIP. In addition, any shares subject to outstanding stock awards granted under the 2002 EIP that expire or terminate for any reason prior to exercise or settlement or are forfeited because of the failure to meet a contingency or condition required to vest such shares or are reacquired or withheld by the Company to satisfy a tax withholding obligation or as consideration for the exercise of a stock option shall become available for issuance pursuant to awards granted under the 2011 EIP.

The Company's 2002 Non-Employee Plan, as amended and restated to date, was unaffected by the adoption of the 2011 EIP and remains the primary plan pursuant to which stock-based incentive compensation is granted to the Company's non-employee directors.

(In thousands, except per share data)

The Company currently has outstanding two types of stock-based compensation awards to its employees, directors and certain consultants: stock options and RSUs. Both stock options and RSUs can be used to acquire shares of the Company's Class A common stock, are exercisable or convertible, as applicable, over a period not to exceed ten years, and are most commonly assigned four-year vesting periods. The Company does not currently have any outstanding RSAs. The Company also has an employee stock purchase plan ("ESPP").

On August 26, 2009, the stockholders of the Company approved a stock option exchange program, as described in the Company's definitive proxy statement filed with the Securities and Exchange Commission ("SEC") on July 15, 2009. Under the option exchange program (the "Offer"), the Company offered to exchange, for new lower-priced options, certain outstanding options previously granted under either its 2002 Equity Incentive Plan or 2002 Non-Employee Plan or under two non-plan options held by its CEO. Option holders eligible to participate in the Offer to exchange tendered, and the Company accepted for cancellation, options to purchase an aggregate of 6,372 shares of the Company's Class A common stock from 214 participants, representing 96.5% of the total shares of Class A common stock underlying options eligible for exchange in the Offer.

In accordance with the Offer, except as described below for the Company's CEO and members of the board of directors, the number of shares subject to each new option grant was determined using an exchange ratio designed to maintain approximately the same fair value, for accounting purposes, of the new option grant (at the time of grant) as the fair value of the corresponding eligible option grants surrendered for exchange (at the time immediately prior to cancellation). Accordingly, the Company granted new options to purchase an aggregate of 3,595 shares of Class A common stock in exchange for the cancellation of the tendered eligible options.

The exchange ratios were calculated using a Monte-Carlo simulation based on the closing price of the Class A common stock as reported on the NYSE for the business day prior to the expiration date of the Offer on August 26, 2009, which was $3.79 (the "Market Price"), as well as other valuation assumptions such as expected term, volatility, risk-free interest rate, and probabilities of exercise and forfeiture. The exercise price per share of the new options other than those granted to the CEO and directors was the Market Price. In the case of any new option grants issued to the Company's CEO and directors, while the exercise price of such options was $6.25, the exchange ratio was determined using the Market Price to calculate the value of the new option grants, with the result that these individuals received grants covering fewer shares than they would have received had the value of the new option grants been calculated using $6.25. The exchange was designed to result in no additional compensation expense.

During the second quarter of 2009, the Company granted options to certain executives and board members to purchase an aggregate of 2,705 shares of its Class A common stock that vest based upon a service condition and a market condition. Based on the existence of the market condition requirement for vesting, the fair value of these stock options was estimated on the date of the grant using a Monte-Carlo simulation. The simulation generates a defined number of stock price paths to develop a reasonable estimate of future expected stock price ranges based on vesting requirements and the assumed exercise behavior of the grants. The model assumes options will be exercised uniformly over the remaining life if and when the vesting and market conditions are met. All other assumptions are consistent with option grants that vest solely upon a service condition.

There were no stock options grants valued using a Monte-Carlo simulation during the fiscal years ended December 31, 2011 and 2010.

(In thousands, except per share data)

The Company is authorized to issue up to a total of 24,000 shares of Class A common stock for any of the types of awards authorized under the 2011 EIP, 2002 EIP or 2002 Non-Employee Plan. At December 31, 2011, the remaining availability for future grants was 9,535 for stock-based awards and 1,361 for the ESPP.

Valuation of Stock-based compensation

The Company calculates employee stock-based compensation expense based on those awards ultimately expected to vest and reduces compensation expense as necessary for estimated forfeitures. Stock-based compensation expense is a non-cash charge to employee compensation expense and a credit to additional paid-in capital.

Stock Options

Stock-based compensation expense is calculated based on the fair value of each award on the grant date. In general, the fair value for stock option grants with only a service condition is estimated using the Black-Scholes option pricing model. The fair value for stock option grants with both a service and market condition is estimated using the Monte-Carlo simulation.

The assumptions underlying the calculation of grant date fair value of the stock options using the Black-Sholes option pricing model comprise:

- Volatility: Expected stock price volatility is based on the Company's historical stock prices over the most recent period commensurate with the estimated expected term of the stock options.
- Risk-Free Interest Rate: The risk-free interest rate is based on the yield of the treasury security at grant date with a maturity closest to the expected term of the stock option.
- Expected Term: The expected life of the options represents the period of time the options are expected to be outstanding.
- Expected Dividend: The dividend yield is zero as the Company does not pay dividends.
- Annual Forfeiture Rate: When estimating pre-vesting forfeitures, the Company considers voluntary termination behavior as well as potential future workforce reduction programs. Through August 2010, the Company reflected the impact of forfeitures for stock options in expense only when they actually occurred based on analyses showing that the majority of all stock options vested on a monthly basis. Beginning September 2010, based on a shift in granting practice toward more options with longer vesting periods, the Company applied a forfeiture rate of 11% based on historical experience.

The underlying assumptions of a Monte-Carlo simulation are very similar to the Black-Scholes option pricing model in that they are both distributions of future stock price scenarios. However, a Monte-Carlo simulation allows for more customized modeling than the Black-Scholes formula which utilizes a few simplifying assumptions allowing it to be a closed-end formula.

(In thousands, except per share data)

The assumptions used in the Black-Scholes option valuation model and the weighted average grant date fair value per share for the three years ended December, 31, 2011, 2010 and 2009 were as follows:

	Years Ended December 31,		
	2011	2010	2009
Estimate of fair value for total awards using Black-Scholes	$4,075	$2,169	$2,497
Expected term (years)	4.86	5.64	6.12
Volatility	58.5%	56.5%	51.8%
Risk-free interest rate	1.7%	2.3%	2.5%
Expected dividend yield	—%	—%	—%

There were no stock option grants valued using a Monte-Carlo simulation during the fiscal year ended December 31, 2011 and 2010. During the second quarter of 2009, fair value for those options granted with vesting based upon a service condition and a market condition, the fair value of which was $12,955, was estimated using the Monte-Carlo simulation with an expected term of 3.25 years, volatility of 55.0%, risk-free interest rate of 1.52% and zero expected dividend yield.

RSUs and RSAs

RSAs and RSUs are payable in shares of the Company's Class A common stock. The fair value of these stock-based awards is equal to the closing market price of the Company's stock on the date of grant. The grant date fair value is recognized on a straight-line basis in compensation expense over the vesting period of these stock-based awards, which is generally four years.

With regard to RSUs, a forfeiture assumption of approximately 20% is currently being used, reflecting historical and expected future forfeiture rate.

ESPP

Effective September 1, 2011, the Company increased the discount from the fair market value of the Company's common stock offered to participants from 5% to 15%, which resulted in stock-based compensation expense due to departure from the IRS safe harbor. The fair value of shares granted under the ESPP was $132 as of December 31, 2011, estimated using the expected term of 0.5 years, volatility of 44.2%, risk-free interest rate of 0.05%, zero forfeiture rate and zero expected dividend yield.

Non-Employee Stock-Based Awards

Stock-based compensation arrangements with non-employees are accounted for using a fair value approach. The compensation costs resulting from these arrangements are subject to re-measurement over the vesting terms.

(In thousands, except per share data)

Impact of Stock-based compensation

The following table summarizes stock-based compensation expense charged to SG&A and research and development ("R&D") expense for the three years ended December 31, 2011, 2010 and 2009:

	Years Ended December 31,		
	2011	2010	2009
SG&A:			
Stock options	$1,912*	$2,723	$ 7,952
RSUs	2,876	2,164	1,316
ESPP	89	—	—
Total SG&A	4,877	4,887	9,268
R&D:			
Stock options	434	741	769
RSUs	251	544	659
Total R&D	685	1,285	1,428
Total expense	$5,562	$6,172	$10,696

* *Amount includes the reversal of $950 in stock option compensation expense in connection with the departure of certain senior level employees including the former Chief Executive Officer.*

Stock-based compensation expense related to RSUs is calculated based on the market price of the Company's common stock on the grant date. The total market value of RSUs and stock awards granted in 2011, 2010 and 2009 as measured on the grant date was $2,750 $7,989 and $147, respectively.

Form 10-K

(In thousands, except per share data)

Stock plan activity

Stock Options

The activity in the Company's stock option plan for the years ended December 31, 2011, 2010 and 2009 was as follows:

	Number of Shares	Weighted Average Exercise Price	Average Remaining Contractual Life in Years	Aggregate Intrinsic Value
Outstanding at December 31, 2008	8,119	$10.96	7.55	$ —
Grants	7,805	$ 3.82		
Retired or forfeited	(7,921)	$10.99		
Outstanding at December 31, 2009	8,003	$ 3.97	8.23	$ 258
Grants	763	$ 5.36		
Exercises	(583)	$ 3.13		
Retired or forfeited	(1,929)	$ 3.95		
Outstanding at December 31, 2010	6,254	$ 4.22	6.11	$9,870
Grants	1,939*	$ 4.18		
Exercises	(944)	$ 3.09		
Retired or forfeited	(2,045)**	$ 5.24		
Outstanding at December 31, 2011	5,204	$ 4.01	7.22	$8,817
Vested and exercisable at December 31, 2011	2,675	$ 3.93	5.64	$4,991
Vested and exercisable at December 31, 2010	3,870	$ 4.42	4.57	$5,681

* *Amount includes 850 option shares granted to the Company's current Chief Executive Officer in connection with his hiring as an officer and employee of the Company.*

** *Amount includes 264 option shares forfeited by the former Chief Executive Officer in connection with his resignation as an officer and employee of the Company.*

Stock options outstanding that are expected to vest are shown net of estimated future option forfeitures. The price of a share of the Company's Class A common stock was $5.59 and $5.55 as of December 31, 2011 and 2010, respectively. As of December 31, 2011, options to purchase 2,675 shares of Class A common stock with an intrinsic value of $4,991 were fully vested. As of December 31, 2011, unrecognized compensation cost related to stock options granted under the Plans totaled $4,528. The unrecognized compensation cost is expected to be recognized over a weighted average period of 2.58 years.

(In thousands, except per share data)

The table below shows information by range of exercise prices for the Company's outstanding stock options as of December 31, 2011:

	Options Outstanding			Options Exercisable	
	Number of Shares	Weighted Average Exercise Price	Average Remaining Contractual Life in Years	Number of Shares	Weighted Average Exercise Price
$1.41 – $2.99	1,191	$2.54	6.66	915	$2.49
$3.00 – $3.92	1,594	$3.77	6.59	965	$3.80
$3.93 – $4.99	1,768	$4.32	8.85	290	$4.16
$5.00 – $5.96	202	$5.50	7.17	91	$5.57
$5.97 – $19.74	449	$6.89	4.51	414	$6.91
Total	5,204	$4.01	7.22	2,675	$3.93

These options will expire if not exercised by specific dates through December 2021. During the year ended December 31, 2011, 1,184 stock options expired and were cancelled.

RSUs and RSAs

The activity in the Company's RSUs and RSAs for the years ended December 31, 2011, 2010 and 2009 was as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Nonvested at December 31, 2008	918	$ 8.72
Grants	59	$ 2.47
Vested	(314)	$ 9.51
Retired or forfeited	(142)	$ 8.39
Nonvested at December 31, 2009	521	$ 8.16
Grants	1,313	$ 6.08
Vested	(167)	$ 8.06
Retired or forfeited	(136)	$ 6.21
Nonvested at December 31, 2010	1,531	$ 6.54
Grants	672*	$ 4.09
Vested	(505)	$ 6.45
Retired or forfeited	(514)**	$ 6.01
Nonvested at December 31, 2011	1,184	$ 5.41
Vested and deferred at December 31, 2011	85	$10.78
Vested and deferred at December 31, 2010	85	$10.78

* *Amount includes 150 RSUs granted to the Company's current Chief Executive Officer in connection with his hiring as an officer and employee of the Company.*

** *Amount includes 78 RSUs forfeited by the former Chief Executive Officer in connection with his resignation as an officer and employee of the Company.*

As of December 31, 2011, unrecognized compensation cost related to RSUs and RSAs granted under the Plans totaled $3,514. The unrecognized compensation cost is expected to be recognized over a weighted average period of 2.04 years.

(In thousands, except per share data)

14. Derivative Financial Instruments

At December 31, 2011 and 2010, the Company had outstanding foreign exchange forward contracts with notional values of $21,299 and $28,293, respectively. The gains and losses on these instruments are recorded in "other income (expense)" in the consolidated statements of operations. Gains and losses from foreign exchange forward contracts, net of gains and losses on the underlying transactions denominated in foreign currency, for the years ended December 31, 2011, 2010 and 2009 were as follows:

	Years Ended December 31,		
	2011	2010	2009
Gains (losses) on foreign exchange forward contracts	$(2,004)*	$(204)	$ (55)
Gains (losses) on underlying transactions denominated in foreign currency	(1,644)	(146)	(404)
Net gains (losses)	$(3,648)	$(350)	$(459)

* *Amount includes a $1.5 million realized loss on foreign exchange forward hedging contracts in our U.S. segment due to an operational error.*

15. Stockholders' Equity

The Company is authorized to issue 180,000 shares of common stock at a par value of $0.0001 per share, of which 139,500 shares are designated as Class A and 40,500 shares are designated as Class B. Class A shares outstanding at December 31, 2011 and 2010 were 54,923 and 43,783, respectively. Class B shares outstanding at December 31, 2011 and 2010 were 11,113 and 20,961, respectively.

Class A stockholders are entitled to one vote per share and Class B stockholders are entitled to ten votes per share. The Class B stockholders have the right to convert their Class B shares into an equal number of Class A shares.

Beginning April 2004 and continuing through late December 2011, LeapFrog was a "controlled company" under the rules of the NYSE, as Mollusk Holdings, LLC ("Mollusk") held more than 50% of the voting power of our outstanding shares. On December 27, 2011, Mollusk converted, on a one-to-one basis, 3,704 shares of the Company's Class B common stock into shares of the Company's Class A common stock. After giving effect to the conversion, Mollusk holds approximately 6.7 million shares of the Company's Class B common stock and 3.8 million shares of the Company's Class A common stock, which together represent approximately 16.0% of the outstanding capital stock of the Company. As a result of the conversion, Mollusk's voting power of LeapFrog's outstanding shares decreased to approximately 42.8%, therefore, LeapFrog is no longer considered a "controlled company" under the rules of the NYSE. In addition, in 2011, 2010 and 2009, certain Class B stockholders elected to convert 6,144, 6,179 and 0 shares, respectively, of their Class B common stock into the same number of shares of Class A common stock at par value. These transactions had no material impact on the Company's financial statements.

Class A and B stockholders are entitled to dividends paid in equal amounts per share on all shares of Class A and Class B common stock. The terms of the Company's asset-backed line of credit facility prohibit the payment of cash dividends.

From the inception of the Company through the date of this report, no dividends have been declared or paid and management has no plans at this time to pay dividends in the foreseeable future.

In the event of liquidation, Class A and B common stockholders are equally entitled to all assets of the Company available for distribution.

(In thousands, except per share data)

16. Net Income (Loss) Per Share

The following table sets forth the computation of basic and diluted net loss per share for the periods presented.

	Years Ended December 31,		
	2011	2010	2009
(Numerator)			
Net income (loss)	$19,902	$ 4,945	$ (2,688)
(Denominator)			
Weighted average shares outstanding during period:			
Class A and B – basic	65,406	64,368	63,914
Common stock equivalents	926	1,259	—
Class A and B – diluted	66,332	65,627	63,914
Net income (loss) per share:			
Class A and B – basic and diluted	$ 0.30	$ 0.08	$ (0.04)

For 2009, common share equivalents were excluded from the calculations of net loss per share, as their effect on net loss per share would be antidilutive. Outstanding weighted average common stock equivalents of Class A common stock excluded from the calculations were 168 for the year ended December 31, 2009.

17. Related Party Transactions

Mollusk Holdings, LLC, an entity controlled by Lawrence J. Ellison, CEO of Oracle Corporation, is the Company's largest stockholder. As of December 31, 2011, Mr. Ellison may be deemed to have or share the power to direct the voting and disposition, and therefore to have beneficial ownership, of approximately 6.7 million shares of the Company's Class B common stock and 3.8 million shares of the Company's Class A common stock, which represents approximately 42.7% of the combined voting power of the Company's Class A common stock and Class B common stock.

In 2011, 2010 and 2009, the Company purchased software products and support services totaling $2,680, $1,138 and $856, respectively, from Oracle Corporation on terms the Company believes are comparable to those it would obtain in an arm's-length agreement.

In 2010 and 2009, the Company paid Pillar Data Systems, Inc. a total of $61 and $368, respectively, in arm's-length transactions for equipment fees. Mr. Ellison is the majority stockholder of Pillar Data Systems, Inc.

The Company was previously involved in a dispute with Mounte LLC arising out of a 2002 tax sharing agreement between the Company and Knowledge Universe, Inc., the predecessor in interest of Mounte LLC. At the time, Mounte LLC was indirectly controlled by Michael R. Milken, Lowell J. Milken and Lawrence J. Ellison, who also beneficially own shares which represented, and continue to represent, a majority of the voting interest in our stock. Following discussions between the parties, the Company and Mounte LLC entered into a written agreement effective July 9, 2009, settling the dispute. Pursuant to the agreement, Mounte LLC paid LeapFrog $295 in 2009, in settlement of all claims by either party under the agreement, including Mounte LLC's counter-claim for $1,479.

(In thousands, except per share data)

18. Concentrations of Credit Risk and Certain Other Risks

Financial instruments that subject the Company to concentrations of credit risk include cash equivalents, foreign exchange transactions, long-term investments and trade receivables. Cash and cash equivalents consist of cash and money market funds. Long-term investments consist of ARS, which are generally illiquid and experienced significant impairment losses beginning in the fourth quarter of 2007 due to the adverse credit and financial markets conditions that prevailed at the time. The carrying value of the Company's investment in ARS has declined 33% from its original book value, or par, as of December 31, 2011. Although beginning in 2009, the value of these investments stabilized significantly, further impairment losses may be incurred. Foreign exchange transactions consist primarily of short-term foreign currency transactions with highly rated financial institutions.

LeapFrog manufactures and sells its products primarily to national and regional mass-market retailers in the U.S. Credit is extended based on an evaluation of the customers' financial condition; generally, collateral is not required. Allowances for credit losses are provided for in the consolidated financial statements at the time of sale. Three major retailers accounted for 74% and 67% of total accounts receivable at December 31, 2011 and 2010, respectively. Should any of these three retailers experience difficulties paying their debts to LeapFrog, this could have a significant negative impact on the Company's statement of operations and cash flows.

Seasonality of Sales

Sales of LeapFrog's products have historically been highly seasonal with a substantial majority of the sales occurring during the third and fourth quarters. Failure to predict accurately and respond appropriately to changes in retailer and consumer demand may cause LeapFrog to produce excess inventory, which could adversely affect operating results and financial condition. Conversely, if a product achieves greater success than anticipated, the Company may not have sufficient inventory to meet customer demand, which could adversely impact LeapFrog's relations with its customers.

Manufacturing Vendor Concentration

LeapFrog's manufacturing and operations strategy is designed to maximize the use of outsourced services, particularly with respect to the actual production and physical distribution of its products. The Company believes that its outsourcing strategy enhances the scalability of the manufacturing process. Since the Company does not have its own manufacturing facilities, it is dependent on close working relationships with its contract manufacturers for the supply and quality of its products and the computer chips contained in these products. LeapFrog uses contract manufacturers located in Asia, primarily in China, to manufacture its finished products. Given the highly seasonal nature of its business, any unusual delays or quality control problems could have a material adverse effect on LeapFrog's operating results and financial condition. LeapFrog's top three vendors supplied a total of 65%, 57% and 64% of LeapFrog's products in 2011, 2010 and 2009, respectively. In 2011, LeapFrog's largest individual vendor, Wynnewood Corp. Ltd., located in China, supplied 35% of LeapFrog's products. In 2010 and 2009, WKK Technology Limited, located in China, supplied 24% and 26%, respectively, of LeapFrog's products. The Company expects to continue to use a limited number of contract manufacturers and fabricators.

(In thousands, except per share data)

Customer Concentration

A limited number of customers historically have accounted for a substantial portion of the Company's gross sales. For the last three fiscal years, the Company's top three customers have been Target, Toys "R" Us and Wal-Mart. The relative percentage of gross sales to the top three customers to total Company gross sales were as follows for the three years shown below:

	Years Ended December 31,		
	2011	2010	2009
Gross sales:			
Wal-Mart	23%	21%	22%
Toys "R" Us	18%	20%	19%
Target	14%	17%	16%
Total	55%	58%	57%

Wal-Mart, Target and Toys "R" Us accounted for 38%, 16% and 20% of total Company gross accounts receivable, respectively at December 31, 2011, as compared to 23%, 21% and 23%, respectively at December 31, 2010.

19. Commitments and Contingencies

Leases and Royalties

The Company is obligated to pay certain minimum royalties in connection with license agreements to which it is a party. Royalty expense was $13,874, $18,625 and $15,711 for the three years ended December 31, 2011, 2010 and 2009, respectively.

The Company leases its facilities under operating leases that expire at various dates through 2016. Rent expense related to facilities for general administration and operations is charged to operating expenses in the statement of operations and totaled $2,377, $2,480 and $2,497 for the three years ended December 31, 2011, 2010 and 2009, respectively. Rent expense related to warehouse facilities is charged to cost of sales in the statement of operations and totaled $1,211, $1,856 and $2,694 for the three years ended December 31, 2011, 2010 and 2009, respectively.

Minimum rent commitments under all non-cancelable operating leases and minimum royalty commitments are set forth in the following table:

Years Ended December 31,	Operating Leases	Royalties	Total
2012	$ 5,084	$ 881	$ 5,965
2013	4,554	477	5,031
2014	4,561	—	4,561
2015	3,021	—	3,021
2016	735	—	735
Total	$17,955	$1,358	$19,313

The Company accounts for total rent expense under the leases on a straight-line basis over the lease terms. The Company had a deferred rent liability relating to rent escalation costs net of tenant incentives for its Emeryville, California headquarters. In December 2010, the Company early terminated its lease of one of the remaining three suites in its Emeryville, California headquarters. As a result, the Company reduced its deferred rent liability by $428 and credited against its rent expenses. At December 31, 2011 and 2010, the deferred rent liability was $1,843 and $1,571, respectively. Deferred rent is included in long-term liabilities.

Legal Proceedings

Although the Company is not currently party to any material pending legal proceedings, from time to time, third parties assert patent infringement claims against the Company. Currently, the Company is engaged in lawsuits regarding patent issues, and the Company also is occasionally notified of other potential patent disputes. In addition, from time to time, the Company is subject to other legal proceedings and claims in the ordinary course of business, including claims of alleged infringement of other intellectual property rights, claims related to breach of contract, employment matters and a variety of other claims. Unsettled matters are in various stages of litigation and their outcome is currently not determinable. However, in the opinion of management, based on current knowledge, there is not at least a reasonable possibility that any of the foregoing legal proceedings or claims may have a material adverse effect on the Company's financial position, results of operations or cash flows. Regardless of the outcome, litigation can have an adverse impact on the Company because of defense costs, diversion of management resources and other factors. In addition, although management considers the likelihood of such an outcome to be remote, if one or more of these legal matters were resolved against the Company in the same reporting period for amounts in excess of management's expectations, the Company's consolidated financial statements of a particular reporting period could be materially adversely affected.

20. Segment Reporting

The Company's business is organized, operated and assessed in two geographic segments: U.S. and International.

The Company attributes sales to non-U.S. countries on the basis of sales billed by each of its foreign subsidiaries to its customers. Additionally, the Company attributes sales to non-U.S. countries if the product is shipped from Asia or one of its leased warehouses in the U.S. to a distributor in a foreign country. The Company charges all of its indirect operating expenses and general corporate overhead to the U.S. segment and does not allocate any of these expenses to the International segment.

The accounting policies of the segments are the same as those described in Note 2 of these Notes to the Consolidated Financial Statements.

The primary business of the two operating segments is as follows:

- The U.S. segment is responsible for the development, design, sales and marketing of multimedia learning platform products and related content, and learning toys, sold primarily through retail and distributor channels and through the Company's website in the U.S. In addition, beginning in late 2011, this segment began distributing third party content through our App Center.
- The International segment is responsible for the localization, sales and marketing of multimedia learning platform products and related content, and learning toys, originally developed for the U.S., sold primarily in retail and distributor channels outside of the U.S. In addition, beginning in late 2011, this segment began distributing to certain territories, third party content through our App Center.

The table below shows certain information by segment for the years ended December 31, 2011, 2010 and 2009.

	Years Ended December 31,		
	2011	2010	2009
Net sales:			
United States	$342,050	$344,296	$306,472
International	113,090	88,268	73,362
Totals	$455,140	$432,564	$379,834
Income (loss) from operations:			
United States	$ 5,553	$ (3,022)	$ (18,506)
International	18,144	10,827	10,093
Totals	$ 23,697	$ 7,805	$ (8,413)
Total assets:			
United States	$262,180	$231,593	$251,221
International	68,852	61,887	54,774
Totals	$331,032	$293,480	$305,995

In 2011, 2010 and 2009, no countries other than the U.S. accounted for 10% or more of LeapFrog's consolidated net sales.

The table below shows the net sales of the Company's product portfolio by segment for the years ended December 31, 2011, 2010 and 2009:

	Years Ended December 31, (Dollars in millions)					
	2011	%	2010	%	2009	%
SEGMENTS						
United States:						
Multimedia learning platforms	$250.0	73%	$251.0	73%	$202.8	66%
Learning toys	85.0	25%	88.9	26%	96.2	31%
All other	7.0	2%	4.4	1%	7.5	3%
Total	$342.0	100%	$344.3	100%	$306.5	100%
International:						
Multimedia learning platforms	$ 65.3	58%	$ 45.7	52%	$ 41.1	56%
Learning toys	47.0	41%	41.6	47%	32.2	44%
All other	0.8	1%	1.0	1%	—	—%
Total	$113.1	100%	$ 88.3	100%	$ 73.3	100%
CONSOLIDATED LEAPFROG						
Multimedia learning platforms	$315.3	69%	$296.7	69%	$243.9	64%
Learning toys	132.0	29%	130.5	30%	128.4	34%
All other	7.8	2%	5.4	1%	7.5	2%
Total net sales	$455.1	100%	$432.6	100%	$379.8	100%

(In thousands, except per share data)

21. Selected Quarterly Financial Information-Unaudited

Unaudited selected financial information by quarter for the years ended December 31, 2011 and 2010 is presented below:

	For 2011 Quarters Ended				Full Year
	March 31	June 30	September 30	December 31	2011
Net sales	$ 39,678	$ 54,420	$150,832	$210,210	$455,140
Gross profit	11,756	18,982	61,807	93,607	186,152
Total operating expenses	33,606	32,074	36,858	59,917	162,455
Income (loss) from operations	(21,850)	(13,092)	24,949	33,690	23,697
Net income (loss)	$(22,186)	$(13,770)	$ 23,048	$ 32,810	$ 19,902
Net income (loss) per common share:					
Basic	$ (0.34)	$ (0.21)	$ 0.35	$ 0.50	$ 0.30
Diluted	$ (0.34)	$ (0.21)	$ 0.35	$ 0.49	$ 0.30
Market price range common stock:					
High	$ 5.65	$ 4.79	$ 4.36	$ 6.18	$ 6.18
Low	$ 3.73	$ 3.79	$ 2.57	$ 2.97	$ 2.57

	For 2010 Quarters Ended				Full Year
	March 31	June 30	September 30	December 31	2010
Net sales	$ 42,406	$ 62,413	$137,956	$189,789	$432,564
Gross profit	12,432	22,747	57,986	85,809	178,974
Total operating expenses	35,487	34,926	41,744	59,012	171,169
Income (loss) from operations	(23,055)	(12,179)	16,242	26,797	7,805
Net income (loss)	$(23,558)	$(12,581)	$ 15,790	$ 25,294	$ 4,945
Net income (loss) per common share:					
Basic	$ (0.37)	$ (0.20)	$ 0.25	$ 0.39	$ 0.08
Diluted	$ (0.37)	$ (0.20)	$ 0.24	$ 0.38	$ 0.08
Market price range common stock:					
High	$ 7.14	$ 7.50	$ 5.75	$ 6.63	$ 7.50
Low	$ 3.05	$ 3.76	$ 3.72	$ 5.31	$ 3.05

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Attached as exhibits to this Annual Report on Form 10-K are certifications of our CEO and the CFO required by Rule 13a-14(a) promulgated under the Securities Exchange Act of 1934, as amended (the "Rule 13a-14(a) Certifications"). This Controls and Procedures section of the Annual Report on Form 10-K includes the information concerning the controls evaluation referred to in the Rule 13a-14(a) Certifications.

Evaluation of Disclosure Controls and Procedures

Form 10-K

We have evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. This evaluation was performed by management, with the participation of our CEO and CFO. Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), such as this Annual Report on Form 10-K, is recorded, processed, summarized and reported, within the time periods specified in the U.S. Securities and Exchange Commission's rules and forms and include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

The evaluation of our disclosure controls and procedures included a review of the controls' objectives and design, our implementation of the controls and the effect of the controls on the information generated for use in our reports. In the course of the evaluation, we review and identify data errors and control problems, if any, and seek to confirm, as applicable, that appropriate corrective actions, including process improvements, have been undertaken. This type of evaluation is performed on a quarterly basis so that the conclusions of our CEO and CFO, regarding the effectiveness of our disclosure controls and procedures can be reported in our periodic reports filed with the Securities and Exchange Commission on Forms 10-Q, 10-K, and others as may be required from time to time.

Based upon the management's evaluation, our CEO and CFO have concluded that our disclosure controls and procedures were effective as of December 31, 2011.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, our CEO and CFO, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Management evaluated and assessed our internal control over financial reporting as of December 31, 2011, the end of our fiscal year. Management, with the participation of our CEO and CFO, evaluated our internal control over financial reporting using the framework and on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies and our overall control environment.

Based on management's evaluation of our internal control over financial reporting, management concluded that, as of December 31, 2011, our internal control over financial reporting was effective. Ernst & Young LLP, the independent registered public accounting firm that audited our financial statements included in this Annual Report on Form 10-K, has audited our internal control over financial reporting as of December 31, 2011, and has issued an attestation report on our internal control over financial reporting, as reflected in its attestation report appearing herein.

Inherent Limitations on Effectiveness of Controls

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute assurance that the objectives of the control system are met. Because of inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, within a company have been detected. Moreover, because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Accordingly, our disclosure controls and procedures are designed to provide reasonable, not absolute, assurance that the objectives of our disclosure system are met. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during the quarter ended December 31, 2011 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

On November 1, 2011, we issued a press release announcing financial results for the third quarter ended September 30, 2011. The material information included in such press release was included in the Company's Quarterly Report on Form 10-Q filed with the SEC on November 3, 2011.

PART III

Certain information required by Part III is omitted from this Annual Report on Form 10-K and is incorporated herein by reference from our definitive proxy statement relating to our 2012 annual meeting of stockholders, pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended, also referred to in this Annual Report on Form 10-K as our 2012 Proxy Statement, which we expect to file with the SEC no later than April 30, 2012.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information appearing in our 2012 Proxy Statement under the following headings is incorporated herein by reference:

- "Proposal One: Election of Directors"
- "Board of Directors and Corporate Governance-Committees of the Board"
- "Section 16(a) Beneficial Ownership Reporting Compliance"

The information under the heading "Executive Officers of the Registrant" in Item 1 of this Annual Report on Form 10-K is also incorporated by reference in this Item 10.

In April 2005, our Board of Directors adopted the LeapFrog Code of Business Conduct and Ethics, which applies to all of our employees and directors, including our CEO, CFO, who is our principal financial officer, and our Vice President, Corporate Controller, who is our principal accounting officer. In August 2006, our Board adopted a number of versions of our Code of Business Conduct and Ethics that are specifically tailored to the various international locations in which we have operations. The United States and international versions of our Code of Business Conduct and Ethics are posted in the investor relations section of our website at *www.leapfroginvestor.com* under the heading "Corporate Governance." If we make any substantive amendments to our Code of Business Conduct and Ethics or grant any waiver therefrom to any executive officer or director, we will promptly disclose the nature of the amendment or waiver on the investor relations section of our website at *www.leapfroginvestor.com* under the heading "Corporate Governance."

ITEM 11. EXECUTIVE COMPENSATION

The information appearing in our 2012 Proxy Statement under the following headings is incorporated herein by reference:

- "Director Compensation"
- "Board of Directors and Corporate Governance-Committees of the Board-Compensation Committee" and "Compensation Committee Interlocks and Insider Participation"
- "Executive Compensation"

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information appearing in our 2012 Proxy Statement under the following headings is incorporated herein by reference:

- "Security Ownership of Certain Beneficial Owners and Management"

Equity Compensation Plan Information

The following table shows certain information concerning our Class A common stock reserved for issuance in connection with our Amended and Restated 2002 Equity Incentive Plan, our 2011 Equity Incentive Plan, our Amended and Restated 2002 Non-Employee Directors' Stock Award Plan and our Amended and Restated 2002 Employee Stock Purchase Plan, as of December 31, 2011:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities Remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	6,388,175	$4.01	10,895,479(1)
Equity compensation plans not approved by security holders	—	—	—
TOTAL	6,388,175	$4.01	10,895,479

(1) Includes 1,360,879 shares reserved for issuance under our Amended and Restated 2002 Employee Stock Purchase Plan, 9,477,169 shares reserved for issuance under our 2011 Equity Incentive Plan, and 57,431 shares reserved for issuance under our Amended and Restated 2002 Non-Employee Directors' Stock Award Plan.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information appearing in our 2012 Proxy Statement under the following headings is incorporated herein by reference:

- "Transactions with Related Persons"
- "Board of Directors and Corporate Governance-Independence of the Board of Directors"
- "Board of Directors and Corporate Governance-Committees of the Board"

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information appearing in our 2012 Proxy Statement under the heading "Proposal Two: Ratification of Selection of Independent Registered Public Accounting Firm-Independent Registered Public Accounting Firm Fee Information" and "Pre-Approval Procedures of Audit and Non-Audit Services by the Independent Registered Accounting Firm" is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(1) Financial Statements: The following are filed as a part of Item 8 of this Annual Report on Form 10-K:

(2) Financial Statement Schedules: The following financial statement schedule is included as Appendix A of this Annual Report on Form 10-K:

Valuation and Qualifying Accounts and Allowances

(3) The exhibits listed in the accompanying index to exhibits are filed or incorporated by reference as part of this Annual Report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEAPFROG ENTERPRISES, INC

By: /s/ Mark A. Etnyre

Mark A. Etnyre
Chief Financial Officer and
Principal Financial Officer

Date: February 29, 2012

POWER OF ATTORNEY

Each individual whose signature appears below constitutes and appoints John Barbour and Mark A. Etnyre, and each of them, his or her true and lawful attorneys-in-fact and agents with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his, her or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ JOHN BARBOUR **John Barbour**	Chief Executive Officer and Director (Principal Executive Officer)	February 29, 2012
/s/ MARK. A. ETNYRE **Mark A. Etnyre**	Chief Financial Officer (Principal Financial Officer)	February 29, 2012
/s/ SARAH A. MASON **Sarah A. Mason**	Corporate Controller (Principal Accounting Officer)	February 29, 2012
/s/ WILLIAM B. CHIASSON **William B. Chiasson**	Chairman	February 29, 2012
/s/ THOMAS J. KALINSKE **Thomas J. Kalinske**	Vice Chairman and Director	February 29, 2012
/s/ PAUL T. MARINELLI **Paul T. Marinelli**	Director	February 29, 2012
/s/ STANLEY E. MARON **Stanley E. Maron**	Director	February 29, 2012
/s/ E. STANTON MCKEE, JR. **E. Stanton McKee, Jr.**	Director	February 29, 2012
/s/ DAVID C. NAGEL **David C. Nagel**	Director	February 29, 2012
/s/ RANDY O. RISSMAN **Randy O. Rissman**	Director	February 29, 2012
/s/ PHILIP B. SIMON **Philip B. Simon**	Director	February 29, 2012
/s/ CADEN C. WANG **Caden C. Wang**	Director	February 29, 2012

EXHIBIT INDEX

Exhibit Number	Exhibit Description	Incorporated by Reference: Form	File No.	Original Exhibit Number	Filing Date	Filed Herewith
3.01	Amended and Restated Certificate of Incorporation	S-1/A	333-86898	3.03	7/22/2002	
3.02	Amended and Restated Bylaws	8-K	001-31396	3.01	6/5/2009	
4.01	Form of Specimen Class A Common Stock Certificate	10-Q	001-31396	4.01	11/3/2011	
4.02	Fourth Amended and Restated Stockholders Agreement, dated as of May 30, 2003, by and among LeapFrog Enterprises, Inc. and the other persons named therein	10-Q	001-31396	4.02	8/12/2003	
10.01	Form of Indemnification Agreement entered into by LeapFrog Enterprises, Inc. with certain of its directors and executive officers	10-Q	001-31396	10.01	5/4/2007	
10.02	Net Lease, dated November 14, 2000, between Hollis Street Investors, LLC and LeapFrog Enterprises, Inc. as amended	S-1	333-86898	10.02	4/24/2002	
10.03	Fifth Amendment to Lease, dated March 7, 2005, by and between Hollis Street Investors, L.L.C. and LeapFrog Enterprises, Inc.	10-K	001-31396	10.03	3/29/2005	
10.04	Sixth Amendment to Lease, dated March 22, 2006, by and between Hollis Street Investors, L.L.C. and LeapFrog Enterprises, Inc.	10-Q	001-31396	10.42	5/9/2006	
10.05	Seventh Amendment to Lease, dated December 6, 2010, by and between Hollis Street Investors, L.L.C. and LeapFrog Enterprises, Inc.					X
10.06	Industrial Lease-Net by and between SP Kaiser Gateway I, LLC and LeapFrog Enterprises, Inc. dated March 31, 2004	10-Q	001-31396	10.29	5/10/2004	
10.07	Amendment No. 1 to Industrial Lease-Net by and between Campbell Hawaii Investor LLC, and LeapFrog Enterprises, Inc. dated as of March 29, 2010	10-K	001-31396	10.05	2/22/2010	
10.08*	Amended and Restated 2002 Employee Stock Purchase Plan	10-Q	001-31396	10.05	8/4/2011	
10.09*	Amended and Restated 2002 Equity Incentive Plan	10-Q	001-31396	10.01	7/28/2010	
10.10*	Form of Stock Option Agreement under the 2002 Equity Incentive Plan	10-Q	001-31396	10.01	11/9/2007	
10.11*	Form of Restricted Stock Unit Award Agreement under the 2002 Equity Incentive Plan	10-Q	001-31396	10.02	11/9/2007	
10.12*	Amended and Restated 2002 Non-Employee Directors' Stock Award Plan, as amended and restated on June 29, 2011	10-Q	001-31396	10.04	8/4/2011	

Exhibit Number	Exhibit Description	Incorporated by Reference Form	File No.	Original Exhibit Number	Filing Date	Filed Herewith
10.13*	Form of Stock Option Agreement (Nonstatutory Stock Option)under the 2002 Non-Employee Directors' Stock Award Plan	S-1/A	333-86898	10.09	7/5/2002	
10.14*	Form of Restricted Stock Unit Agreement under the 2002 Non-Employee Directors' Stock Award Plan					X
10.15*	LeapFrog Enterprises, Inc. 2011 Equity Incentive Plan	8-K/A	001-31396	10.01	6/30/2011	
10.16*	Form of Stock Option Agreement under the 2011 Equity Incentive Plan	10-Q	001-31396	10.05	8/4/2011	
10.17*	Form of Restricted Stock Unit Award Agreement under the 2011 Equity Incentive Plan	10-Q	001-31396	10.03	8/4/2011	
10.18*	Certain Compensation Arrangements with Named Executive Officers††					†
10.19*	Summary Description of the 2011 Cash Bonus Plan for Executive Officers	10-Q	001-31396	10.06	8/4/2011	
10.20*	Executive Management Severance and Change in Control Benefit Plan	10-K	001-31396	10.15	2/22/2011	
10.21*	Compensation Arrangements between LeapFrog Enterprises, Inc. and its Board of Directors†					††
10.22*	Employment Agreement, dated as of March 1, 2010, between Leapfrog Enterprises, Inc. and William B. Chiasson	10-Q	001-31396	10.04	5/4/2010	
10.23*	Employment Resignation and Transition Agreement, dated February 27, 2011, between LeapFrog Enterprises, Inc. and William B. Chiasson	8-K	001-31396	10.01	2/28/2011	
10.24*	Amendment to Executive Management Severance and Change in Control Benefit Plan dated March 30, 2010 between Michael J. Dodd and LeapFrog Enterprises, Inc.	10-Q	001-31396	10.05	5/4/2010	
10.25*	Amendment to Executive Management Severance and Change in Control Benefit Plan dated March 30, 2010 between Michael Y. Chai and LeapFrog Enterprises, Inc.	10-Q	001-31396	10.06	5/4/2010	
10.26*	Letter Agreement with Michael J. Dodd dated September 29, 2010	10-Q	001-31396	10.01	11/2/2010	
10.27*	Letter Agreement with Michael Y. Chai dated September 29, 2010	10-Q	001-31396	10.02	11/2/2010	
10.28*	Letter Agreement with William K. Campbell dated September 29, 2010	10-Q	001-31396	10.03	11/2/2010	
10.29*	Employment Agreement, dated as of February 27, 2011, between LeapFrog Enterprises, inc. and John Barbour	8-K	001-31396	10.2	2/28/2011	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Original Exhibit Number	Filing Date	
10.30	Technology License Agreement by and between LeapFrog Enterprises, Inc. and Anoto AB, among other parties, dated as of January 25, 2004**	10-K	001-31396	10.27	2/22/2010	
10.31	Amendment No. 1 to Technology License Agreement by and between LeapFrog Enterprises, Inc. and Anoto AB, among other parties, dated December 7, 2004	10-K	001-31396	10.28	2/22/2010	
10.32	Amendment No. 2 to Technology License Agreement by and between LeapFrog Enterprises, Inc., Anoto AB and Anoto Group AB, dated as of March 25, 2005**	10-K	001-31396	10.29	2/22/2010	
10.33	Amendment No. 3 to Technology License Agreement by and between LeapFrog Enterprises, Inc., Anoto AB and Anoto Group AB, dated as of June 29, 2005**	10-K	001-31396	10.30	2/22/2010	
10.34	Amendment No. 4 to Technology License Agreement between LeapFrog and Anoto A.B., among other parties, dated August 19, 2005**	10-K	001-31396	10.31	2/22/2010	
10.35	Amendment No. 5 to Technology License Agreement by and between LeapFrog Enterprises, Inc., Anoto AB and Anoto Group AB, dated July as of 27, 2006**	10-K	001-31396	10.32	2/22/2010	
10.36	Amended and Restated Loan and Security Agreement, dated as of August 13, 2009, by and among LeapFrog Enterprises, Inc., certain financial institutions and Bank of America, N.A.	10-Q	001-31396	10.02	11/3/2009	
10.37	Amendment No.1 and Acknowledgment to Amended and Restated Loan and Security Agreement dated as of November 3, 2009 by and among LeapFrog Enterprises, Inc., certain financial institutions and Bank of America, N.A.					X
10.38	Amendment No. 2 to Amended and Restated Loan and Security Agreement dated as of January 31, 2011 by and among LeapFrog Enterprises, Inc., certain financial institutions and Bank of America, N.A.	8-K	001-31396	10.1	2/3/2011	
21.01	List of Subsidiaries					X
23.01	Consent of Independent Registered Public Accounting Firm					X
24.01	Power of Attorney (see signature page to this Form 10-K)					X
31.01	Certification of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Original Exhibit Number	Filing Date	
31.02	Certification of the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X
32.01	Certification of the Chief Executive Officer and the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X
101	The following materials from the registrant's Annual Report on Form 10-K for the year ended December 31, 2011, formatted in Extensible Business Reporting Language (XBRL), include: (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations, (iii) the Consolidated Statements of Comprehensive Income (Loss), (iv) the Consolidated Statements of Stockholders' Equity, (v) the Consolidated Statements of Cash Flows, and (vi) Notes to the Consolidated Financial Statements					X

Form 10-K

* Indicates management contract or compensatory plan or arrangement.

** Confidential treatment has been granted with respect to certain portions of this agreement. Such portions have been omitted from this filing and have been filed separately with the Securities and Exchange Commission.

† Description contained under the heading "Executive Compensation" in the definitive proxy materials filed by LeapFrog Enterprises, inc. with the Securities and Exchange Commission on April 20, 2011 and incorporated herein by reference.

†† Description contained under the heading "Director Compensation" in the definitive proxy materials filed by LeapFrog Enterprises, Inc. with the Securities and Exchange Commission on April 20, 2011 and incorporated herein by reference.

APPENDIX A

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS AND ALLOWANCES.
(In thousands)

	Balance at Beginning of Year	Charged (Credited) to Operating Expenses	Deductions, net	Balance at End of Year
Allowance for doubtful accounts receivable				
2011	$ 776	$ 417	$ (534)	$ 659
2010	$ 1,119	$ 355	$ (698)	$ 776
2009	$ 3,872	$(1,176)	$ (1,577)	$ 1,119
Allowance for promotional markdowns				
2011	$13,692	$15,399	$(15,419)	$13,672
2010	$ 9,463	$22,588	$(18,359)	$13,692
2009	$16,215	$16,043	$(22,795)	$ 9,463
Allowance for cooperative advertising				
2011	$ 4,754	$10,443	$ (6,577)	$ 8,620
2010	$ 5,531	$ 6,473	$ (7,250)	$ 4,754
2009	$ 6,455	$ 9,413	$(10,337)	$ 5,531
Allowance for chargebacks and price changes				
2011	$ 1,118	$ 1,199	$ (1,687)	$ 630
2010	$ 1,572	$ 1,168	$ (1,622)	$ 1,118
2009	$ 2,813	$ 989	$ (2,230)	$ 1,572
Allowance for defective products				
2011	$ 2,902	$ 9,081	$ (7,273)	$ 4,710
2010	$ 3,350	$ 6,150	$ (6,598)	$ 2,902
2009	$10,768	$ 5,256	$(12,674)	$ 3,350
Allowance for sales returns				
2011	$ 2,902	$ 8,112	$ (4,920)	$ 6,094
2010	$ 4,775	$ 1,865	$ (3,738)	$ 2,902
2009	$15,166	$ 7,608	$(17,999)	$ 4,775

Exhibit 31.01

CERTIFICATION

I, John Barbour, certify that:

1. I have reviewed this annual report on Form 10-K of LeapFrog Enterprises, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 29, 2012

/s/ John Barbour

John Barbour
Chief Executive Officer

Exhibit 31.02

CERTIFICATION

I, Mark A. Etnyre, certify that:

1. I have reviewed this annual report on Form 10-K of LeapFrog Enterprises, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 29, 2012

/s/ Mark A. Etnyre

Mark A. Etnyre
Chief Financial Officer

CERTIFICATIONS OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER

Pursuant to 18 U.S.C. Section 1350

Pursuant to the requirements set forth in Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, John Barbour, the Chief Executive Officer of LeapFrog Enterprises, Inc. (the "Company"), and Mark A. Etnyre, the Chief Financial Officer of the Company, each hereby certifies as of the date hereof and solely for purposes of Title 18, Chapter 63, Section 1350 of the United States Code that, to the best of his knowledge:

1. The Company's Annual Report on Form 10-K for the year ended December 31, 2011, to which this Certification is attached as Exhibit 32.01 (the "Annual Report"), fully complies with the requirements of Section 13(a) or Section 15(d) of the Exchange Act, as applicable; and

2. The information contained in the Annual Report fairly presents, in all material respects, the financial condition of the Company at the end of the period covered by the Annual Report and results of operations of the Company for the periods covered in the financial statements in the Annual Report.

Dated: February 29, 2012

/s/ John Barbour	/s/ Mark A. Etnyre
John Barbour Chief Executive Officer	Mark A. Etnyre Chief Financial Officer

Note: This certification accompanies the Annual Report pursuant to 18 U.S.C. Section 1350 and shall not be deemed "filed" by the Company for purposes of Section 18 of the Exchange Act, or incorporated by reference into any filing of the Company under the Exchange Act or the Securities Act of 1933, as amended, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing.

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LEAPFROG ENTERPRISES, INC.
6401 Hollis Street, Suite 100
Emeryville, California 94608-1463

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held On Tuesday, June 5, 2012

Dear Stockholder:

You are cordially invited to attend the annual meeting of stockholders of LeapFrog Enterprises, Inc., a Delaware corporation. The meeting will be held on Tuesday, June 5, 2012 at 9:00 a.m. pacific daylight time at our headquarters located at 6401 Hollis Street, Suite 100, Emeryville, California.

Proposals to be considered at the annual meeting:

1. Election of our board's eight nominees for director to serve for the ensuing year and until their successors are elected.
2. Ratification of the selection by the audit committee of our board of directors of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2012.
3. Approval of an amendment to the LeapFrog Enterprises, Inc. 2011 Equity Incentive Plan.

These items of business are more fully described in the proxy statement accompanying this notice. The record date for the annual meeting is April 11, 2012. Only stockholders of record at the close of business on that date may vote at the meeting or any postponement or adjournment thereof.

We are providing our stockholders with access to the proxy materials over the Internet using the "Notice and Access" delivery model established by the Securities and Exchange Commission. This permits us to conserve natural resources and reduces our printing costs, while giving our stockholders a convenient and efficient way to access our proxy materials and vote their shares. On or about April 19, 2012, we intend to mail a Notice of Internet Availability of Proxy Materials to our stockholders, informing them that our notice of annual meeting and proxy statement, annual report to stockholders and voting instructions are available on the Internet. As described in more detail in that notice, stockholders may choose to access our materials through the Internet or may request to receive paper copies of the proxy materials.

By Order of the Board of Directors

Robert L. Lattuga
Vice President and General Counsel

Emeryville, California
April 19, 2012

You are cordially invited to attend the meeting in person. Whether or not you expect to attend the meeting, please vote on the matters to be considered as promptly as possible in order to ensure your representation at the meeting. You may vote via the Internet or by requesting a printed copy of the proxy materials and returning the proxy card that will be mailed to you. Even if you have voted by proxy, you may still vote in person if you attend the meeting. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must obtain a proxy issued in your name from that record holder.

2012 ANNUAL MEETING OF STOCKHOLDERS
NOTICE OF ANNUAL MEETING AND PROXY STATEMENT
TABLE OF CONTENTS

6401 Hollis Street, Suite 100
Emeryville, California 94608-1463

PROXY STATEMENT
FOR THE 2012 ANNUAL MEETING OF STOCKHOLDERS

QUESTIONS AND ANSWERS ABOUT THESE PROXY MATERIALS AND VOTING

Why did I receive a notice regarding the availability of proxy materials on the Internet?

As we have done in previous years, under rules adopted by the Securities and Exchange Commission, or SEC, we have elected to provide access to our proxy materials over the Internet. Accordingly, we are sending a Notice of Internet Availability of Proxy Materials, or the Notice, to our stockholders of record. All stockholders will have the ability to access the proxy materials on the website referred to in the Notice or to request to receive a printed set of the proxy materials. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found in the Notice. You will not receive a printed copy of the proxy materials unless you request one in the manner set forth in the Notice. This permits us to conserve natural resources and reduces our printing costs, while giving stockholders a convenient and efficient way to access our proxy materials and vote their shares.

We intend to mail the Notice and, as required, any other printed proxy materials, on or about April 19, 2012 to all stockholders of record entitled to vote at the 2012 annual meeting of stockholders, or annual meeting.

Why are these proxy materials being made available?

We are providing you with these proxy materials because the board of directors of LeapFrog Enterprises, Inc. (which we refer to in this proxy statement as LeapFrog, the Company, we or us) is soliciting your proxy to vote at the annual meeting. You are invited to attend the annual meeting and we request that you vote on the proposals described in this proxy statement. However, you do not need to attend the meeting to vote your shares. Instead, you may simply vote your shares by proxy via the Internet or, if you receive a paper copy of the proxy statement, by completing, signing and returning a paper proxy card.

How do I attend the annual meeting?

The meeting will be held on Tuesday, June 5, 2012 at 9:00 a.m. pacific daylight time at our headquarters located at 6401 Hollis Street, Suite 100, in Emeryville, California. Directions to the annual meeting may be found at *www.leapfrog.com* under About Us — Contact Us.

Who can vote at the annual meeting?

Only stockholders of record at the close of business on April 11, 2012 will be entitled to vote at the annual meeting. On the record date, there were 55,623,814 shares of Class A common stock and 11,113,354 shares of Class B common stock outstanding and entitled to vote.

Stockholder of Record: Shares Registered in Your Name

If, on April 11, 2012, your shares of LeapFrog's Class A common stock were registered directly with American Stock Transfer and Trust Company, our transfer agent for our Class A common stock, or your shares of LeapFrog's Class B common stock were registered directly with LeapFrog, then you are a stockholder of record. As a stockholder of record, you may vote in person at the meeting or vote by proxy. Whether or not you plan to attend the meeting, we urge you to vote your proxy on the matters to be

Proxy

considered as promptly as possible in order to ensure your representation at the meeting. You may vote your proxy via the Internet or by requesting a printed copy of the proxy materials and returning the enclosed proxy card.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If, on April 11, 2012, your shares were held in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in "street name" and the Notice is being forwarded to you by that organization. The organization holding your account is considered the stockholder of record for purposes of voting at the annual meeting. As a beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. You are also invited to attend the annual meeting. However, since you are not the stockholder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid proxy from your broker or other agent.

What am I voting on?

There are three matters scheduled for a vote and for which we are soliciting your proxy:

1. Election of our board's eight nominees for director.
2. Ratification of the selection by the audit committee of our board of directors of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2012.
3. Approval of an amendment to the LeapFrog Enterprises, Inc. 2011 Equity Incentive Plan, or 2011 EIP.

You may either vote "For" all the nominees to the board of directors or you may "Withhold" your vote for any nominee(s) you specify. For the proposal to ratify the selection of Ernst & Young LLP as our independent registered public accounting firm and the proposal to amend the 2011 EIP, you may vote "For" or "Against" the proposal or abstain from voting.

How do I vote?

The procedures for voting are as follows:

Voting via the Internet

- You can vote your shares via the Internet by following the instructions in the Notice. The Internet voting procedures are designed to authenticate your identity and to allow you to vote your shares and confirm your voting instructions have been properly recorded. If you vote via the Internet, you do not need to mail a proxy card.

Voting by Mail

- You can vote your shares by mail by requesting that a printed copy of the proxy materials be sent to your address. When you receive the proxy materials, you may fill out the proxy card enclosed therein and return it per the instructions on the card.

What if I return a proxy card or otherwise complete a ballot or give voting instructions but do not make specific choices?

If you return a signed and dated proxy card or otherwise complete a ballot or voting instructions without marking your selections, your shares will be voted, as applicable, "For" the election of all eight nominees for director, "For" the ratification of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2012 and "For" approval of the amendment to the 2011 EIP. The board of directors knows of no other matters that will be presented for consideration at the annual meeting. If any other matter is properly presented at the meeting, your proxy (one of the individuals named on your proxy card) will vote your shares using his best judgment.

Who is paying for this proxy solicitation?

We are paying for the entire cost of soliciting proxies. In addition to these proxy materials, our directors and employees may also solicit proxies in person, by telephone or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies. We may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

What does it mean if I receive more than one Notice?

If you receive more than one Notice, your shares are registered in more than one name or are registered in different accounts. Please follow the voting instructions on the Notice and vote your shares for each name or account to ensure that all of your shares are voted.

Can I change my vote after submitting my proxy?

Yes. You can revoke your proxy at any time before the final vote at the meeting. If you are the record holder of your shares, you may revoke your proxy in any one of four ways:

- You may submit another properly completed proxy card with a later date;
- You may grant a subsequent proxy through our Internet voting site;
- You may send a written notice that you are revoking your proxy to our Corporate Secretary at 6401 Hollis Street, Suite 100, Emeryville, California 94608-1463; or
- You may attend the annual meeting and vote in person. Simply attending the meeting will not, by itself, revoke your proxy. Please remember, as mentioned above, if you are a beneficial owner of shares you may not vote your shares in person at the meeting unless you request and obtain a valid proxy from your broker, bank or other agent that holds your shares in street name.

If your shares are held by your broker, bank or another agent as a nominee or agent, you should follow the instructions provided by your broker, bank or other agent.

When are stockholder proposals due for next year's annual meeting?

To be considered for inclusion in next year's proxy materials, your proposal must be submitted in writing by December 21, 2012 to our Corporate Secretary at 6401 Hollis Street, Suite 100, Emeryville, California 94608-1463. If you wish to submit a proposal that is not to be included in next year's proxy materials or nominate a director, you must do so between February 2, 2013 and March 4, 2013. You are also advised to review our bylaws, which contain additional requirements about advance notice of stockholder proposals and director nominations.

What are broker non-votes? How do I vote if I hold my shares in street name?

A "broker non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions with respect to that proposal from the beneficial owner (despite voting on at least one other proposal for which it does have discretionary authority or for which it has received instructions).

If your shares are held by your broker as your nominee (that is, in "street name"), you will need to obtain a proxy form from the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker to vote your shares. If you do not give instructions to your broker, your broker can vote your shares with respect to routine "discretionary" items, but not with respect to "non-discretionary" items under the rules of the New York Stock Exchange, or NYSE, on which your broker may vote shares held in street name in the absence of your voting instructions. On non-discretionary items for which you do not give your broker instructions, the shares will be treated as broker non-votes. Under NYSE rules, elections of directors are considered to be non-routine and, therefore, brokers and other nominees will not be able to vote in the election of directors unless they receive instructions from the beneficial owners of the shares.

How are votes counted?

Votes will be counted by the inspector of election appointed for the meeting, who will separately count "For" and "Withhold" votes and any broker non-votes for the election of directors. Broker non-votes will not count for or against any nominees.

With respect to the ratification of Ernst & Young and the approval of the amendment to the 2011 EIP, the inspector of election will separately count "For" and "Against" votes. Abstentions will be counted towards the vote total for the proposal, and will have the same effect as "Against" votes. Broker non-votes will have no effect and will not be counted towards the vote total for the proposal.

How many votes are needed to approve each of the proposals?

- **Proposal 1 — Election of our eight nominees for director.** The eight nominees receiving the most "For" votes (among votes properly cast in person or by proxy) will be elected. Broker non-votes will have no effect.
- **Proposal 2 — Ratification of the selection by the audit committee of our board of directors of Ernst & Young LLP as the independent registered public accounting firm of LeapFrog for our fiscal year ending December 31, 2012.** This proposal must receive a "For" vote from the holders of a majority of the voting power present and entitled to vote either in person or by proxy on the proposal. If you "Abstain" from voting, it will have the same effect as an "Against" vote.
- **Proposal 3 — Approval of an amendment to the 2011 EIP.** This proposal must receive a "For" vote from the holders of a majority of the voting power present and entitled to vote either in person or by proxy on the proposal. If you "Abstain" from voting, it will have the same effect as an "Against" vote.

What is the quorum requirement?

A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if at the meeting there is present in person or represented by proxy the holders of outstanding shares of Class A and Class B common stock entitled to cast a majority of the votes that could be cast by all outstanding shares of Class A and Class B common stock voting together as a class. On the record date, there were 55,623,814 shares of Class A common stock outstanding and 11,113,354 shares of Class B common stock outstanding, all of which are entitled to vote and represent a total 166,757,354 votes. Thus, holders of shares representing at least 83,378,678 votes must be present in person or represented by proxy at the meeting to have a quorum.

Shares that are voted in person or by proxy are treated as being present at the meeting for purposes of establishing a quorum. Abstentions and broker non-votes will also be counted for purposes of calculating whether a quorum is present at the annual meeting. If there is no quorum, the holders of shares representing a majority of the votes present at the meeting may adjourn the meeting to another date.

How many votes do I have?

On each matter to be voted upon, for holders of our Class A common stock, you have one vote for each share of Class A common stock you owned as of April 11, 2012, and for holders of our Class B common stock, you have ten votes for each share of Class B common stock you owned as of April 11, 2012.

How can I find out the results of the voting at the annual meeting?

Preliminary voting results will be announced at the annual meeting. Final voting results will be published in a current report on Form 8-K that we expect to file within four business days after the annual meeting. If final voting results are not available to us in time to file a Form 8-K within four business days after the meeting, we intend to file a Form 8-K to publish preliminary results and, within four business days after the final results are known to us, file an additional Form 8-K to publish the final results.

PROPOSAL ONE

ELECTION OF DIRECTORS

Pursuant to our certificate of incorporation, the number of authorized directors on our board of directors immediately following the 2012 annual meeting has been fixed at eight by a resolution of our board of directors. There are eight nominees for director at this annual meeting. Stockholders cannot submit proxies voting for a greater number of persons than the eight nominees named in this Proposal One. Each director to be elected will hold office until the next annual meeting of stockholders and until his successor is elected or until the director's death, resignation or removal. Each nominee listed below is currently a director of LeapFrog. Each of these nominees was elected by the stockholders except for Randy O. Rissman, who was appointed by our board of directors on August 11, 2011.

Directors are elected by a plurality of the votes properly cast in person or by proxy. The eight nominees receiving the highest number of affirmative votes will be elected. Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the eight nominees named below. If any nominee becomes unavailable for election as a result of an unexpected occurrence, shares that would have been voted for such nominee will instead be voted for the election of a substitute nominee proposed by our board of directors and the nominating and corporate governance committee. Each person nominated for election has agreed to serve if elected. LeapFrog has no reason to believe that any nominee will be unable to serve.

Nominees

The following table sets forth information as of March 31, 2012 with respect to the nominees for election to our board of directors:

Name	Age	Position/Office Held with LeapFrog
John Barbour	52	Chief Executive Officer and Director
William B. Chiasson	59	Chairman of the Board
Thomas J. Kalinske	67	Vice Chairman of the Board
Paul T. Marinelli	44	Director
Stanley E. Maron	63	Director
E. Stanton McKee, Jr.	67	Director
Randy O. Rissman	64	Director
Caden C. Wang	59	Director

Our board and the nominating and corporate governance committee seek to assemble a board that possesses a diversity of background and experience in areas relevant to our business. To that end, the nominating and corporate governance committee has identified and evaluated nominees in the broader context of the board's overall composition, with the goal of recruiting and nominating members who complement and strengthen the skills of other members and who possess the highest personal and professional ethics, integrity and values and have demonstrated excellence in his or her field, have the ability to exercise sound business judgment and have the commitment to rigorously represent the long-term interests of the Company's stockholders. The brief biographies below include information regarding the specific and particular experience, qualifications, attributes or skills of each nominee that led the committee to believe that, as of the date of this proxy statement, that nominee should continue to serve on the board. However, each of the members of the committee may have a variety of reasons why he or she believes a particular person would be an appropriate board member, and these views may differ from the views of other members.

John Barbour has served as our Chief Executive Officer and as a member of our board of directors since March 2011. Prior to joining LeapFrog, he served as President of the GameHouse division of RealNetworks, Inc., a digital media company, from October 2008 to August 2010. From October 2006 to October 2008, Mr. Barbour served as the Managing Partner of Volta Capital, LLC, a strategy and investment consulting firm. From 1999 to June 2006, Mr. Barbour served in various capacities for Toys "R" Us, Inc., a retailer of children's toys and products. He served as President, Toys "R" Us U.S. from August 2004 to June 2006, as

President, Toys "R" Us International and Chairman, Toys "R" Us Japan from February 2002 to August 2004, and President and Chief Executive Officer of toysrus.com from 1999 to 2002. Mr. Barbour has also held senior level positions with Hasbro, Inc., Oddzon Products Inc., and Universal Matchbox Group, Ltd. Mr. Barbour holds a B.Sc. in Chemistry, with Honors, from the University of Glasgow.

Mr. Barbour's in-depth knowledge and experience, both in the U.S. and globally, with the products, technologies, distribution channels, and consumer preferences in our core markets provides considerable value and expertise to the board of directors. He has spent 25 years building global consumer and Internet businesses in both traditional retail and direct-to-consumer environments. He has knowledge and experience with how our largest customers operate, having led the successful turnaround of the Toys "R" Us U.S. and International divisions. He also has leadership experience at other world class toy companies such as Hasbro, Russ Berrie and Matchbox. His online toy and gaming experience, building toysrus.com into a leading global online retailer of toys and while at the GameHouse Division of Real Networks, brings an experienced perspective necessary to the board of directors in Internet and e-commerce issues, an area that is of strategic importance to the Company.

William B. Chiasson has served as a member of our board of directors since March 2010 and as the Chairman of our board of directors since March 2011. Previously, Mr. Chiasson served as our Chief Executive Officer from September 2010 to March 2011, as President and Chief Executive Officer from March 2010 to September 2010 and as Chief Financial Officer from November 2004 to February 2010. Prior to joining LeapFrog, he served as Senior Vice President and Chief Financial Officer of Levi Strauss & Co., a marketer of apparel, from August 1998 to December 2003. From January 1988 to August 1998, Mr. Chiasson served in varying capacities with Kraft Foods, Inc., a division of Phillip Morris Companies and a manufacturer and seller of branded foods and beverages, most recently as Senior Vice President, Finance and Information Technology. From June 1979 to January 1988, Mr. Chiasson served in varying capacities with Baxter Healthcare, most recently as its Vice President and Controller for the Hospital Group. Mr. Chiasson received his B.A. from the University of Arizona and his M.B.A. from the University of Southern California.

Mr. Chiasson's ongoing leadership role at LeapFrog contributes a deep understanding of our day-to-day operations to the board of directors. He brings many years of experience with branded consumer products companies through his experience at LeapFrog, Levi Strauss & Co. and Kraft Foods, Inc. Also, his long service as a public-company executive officer gives him extensive knowledge of and experience with business operations and strategy, including compensation and corporate governance matters, finance and accounting issues, regulatory requirements, and risk awareness and management. Mr. Chiasson also offers substantial finance and strategy experience, having served as our Chief Financial Officer and as the Chief Financial Officer of Levi Strauss & Co., and in other senior financial roles at other public companies.

Thomas J. Kalinske has served on our board of directors since September 1997, and has served as the Vice Chairman of our board of directors since July 2006. He was the Chairman of our board of directors from September 1997 to February 2004. Mr. Kalinske served as our Chief Executive Officer at two different times, first from September 1997 to March 2002 and again from February 2004 to July 2006. From April 2007 to May 2008, Mr. Kalinske served as Chief Executive Officer of cFares, Inc., an online meta search company. From 1996 to February 2004, Mr. Kalinske served as the President of Knowledge Universe (now Mounte LLC), a private company focused on building leading companies in areas relating to education, technology and career management and the improvement of individual and corporate performance. From 1990 to 1996, he served as President and Chief Executive Officer of Sega of America, a leading video game and entertainment company. Prior to that, he was President and Chief Executive Officer of the Universal Matchbox Group, a manufacture of games, toys and children's vehicles, from 1987 to 1990. Prior to that, he served as President and Co-Chief Executive Officer of Mattel, Inc., a leading toy manufacturer and public company. Mr. Kalinske has served as Chair of the Toy Manufacturers Association of America and, in 1997, he was inducted into the Toy Industry Hall of Fame. Mr. Kalinske served as a director on the board of directors of Blackboard Inc., a publicly held company that provided enterprise learning software applications, from April 2007 until its acquisition in October 2011. He has served on the board of directors and audit committee of Cambium Learning Group, Inc., a publicly held company that provides research-based learning solutions for at-risk and special student populations, since February 2010. Mr. Kalinske also serves as Executive Chairman of the board of directors of Moonshoot, a privately held developer of online English language learning games for non-English speaking children. Mr. Kalinske earned a B.S. from the University of Wisconsin and an M.B.A. from the University of Arizona.

Mr. Kalinske has been a leader in a number of technology, toy and education companies, and brings extensive experience with electronic gaming and toys to LeapFrog and its board of directors. He has extensive experience in the toy industry, having served as Co-Chief Executive Officer of Mattel, and as chair of the Toy Manufacturer's Association of America, and having later served as our Chief Executive Officer and Chairman. In addition, Mr. Kalinske has served in various leadership positions within LeapFrog since its inception. He brings to the board a deep understanding of the LeapFrog business and organization, and extensive experience in the areas of technology, toys, gaming and educational ventures, all areas that align closely with LeapFrog's continuing strategic focus on technology-based multimedia learning platforms. His background in relevant industries and his long career of leadership as a director and as an officer of various companies, including as a director for multiple public companies provides the board with pertinent strategic and business insight. Mr. Kalinske is an independent director under Section 303A.02 of the NYSE listing standards.

Paul T. Marinelli has served as a member of our board of directors since March 2009. Mr. Marinelli has served as Vice President of Lawrence Investments, LLC, or Lawrence Investments, a private equity investment firm that is controlled by Lawrence J. Ellison, since May 2004. From September 1999 to May 2004, he held the position of Corporate Development Group Director at Cadence Design Systems, an electronic design automation software and services company, where he managed several dozen acquisitions and strategic investments. Prior to 1999, Mr. Marinelli held various financial roles at PricewaterhouseCoopers, a global professional services firm, AlliedSignal, an aerospace, automotive and engineering company, and EMCON, an environmental engineering firm. Mr. Marinelli earned a B.S. from the University of California, Berkeley, and an M.B.A. from Cornell University. Mr. Marinelli has served as a member of our nominating and corporate governance committee since March 2009.

Mr. Marinelli's educational background and experience in finance and business development at various companies, including a major auditing firm, provide the board with extensive expertise in matters such as mergers and acquisitions and financings. In addition, Mr. Marinelli's experience at Cadence Design Systems gives him insight into and experience at a technology-based business, which aligns with LeapFrog's significant technology focus. Mr. Marinelli's service as Vice President of Lawrence Investments also enables him to represent our stockholders and serve as a liaison between the board and one of our major stockholders.

Stanley E. Maron has served as a member of our board of directors since September 1997. Since 1994, Mr. Maron has served as a senior partner in the law firm of Maron & Sandler, a Professional Corporation, which he co-founded. He specializes in corporate and tax law. Prior to forming Maron & Sandler, he was a senior partner in the Los Angeles law firm of Buchalter, Nemer, Fields & Younger (now Buchalter Nemer), serving at the firm from 1975 to 1994. Mr. Maron currently serves as a director of Heron International, a privately held European real estate development company, and also serves as an officer and director of privately held companies affiliated with Knowledge Learning Corporation, a for-profit provider of early child care learning. Mr. Maron was previously a director of Nextera Enterprises, Inc., a consumer products company, until 2008. Mr. Maron earned a B.A. from the University of California, Berkeley and a J.D. from the University of California, Los Angeles. Mr. Maron has served on our audit committee since July 2006, and on our compensation and nominating and corporate governance committees since May 1, 2008.

Mr. Maron's long tenure on our board of directors contributes continuity and a detailed understanding of LeapFrog's business and industry to our board of directors and the three committees on which he serves. His ongoing work as a senior corporate and tax attorney gives him legal expertise and experience that are valuable to the board when analyzing issues that involve such legal considerations. His experience serving as a director of LeapFrog and other companies has also provided him with valuable knowledge regarding accounting and financial reporting matters. In addition, his experience as a corporate lawyer and his service as a director of other companies provides him with a broad perspective on corporate governance practices for boards of directors, knowledge and experience with board duties and responsibilities in the context of major corporate transactions and the phases of corporate existence, and insight into trends and best practices for areas like compensation and benefits, risk management and talent development. Mr. Maron is an independent director under Section 303A.02 of the NYSE listing standards, which permits him to serve on our audit committee. In addition, Mr. Maron qualifies as a "non-employee director" within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and as an "outside" director within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, which allows him to be part of our performance compensation award subcommittee, as discussed below under "*Board of Directors and Corporate Governance — Committees of the Board — Compensation Committee.*"

E. Stanton McKee, Jr. has served as a member of our board of directors since November 2003. From 1989 until his retirement in November 2002, Mr. McKee served in various positions at Electronic Arts Inc., a developer and publisher of interactive entertainment and a public company, most recently as Executive Vice President and Chief Financial and Administrative Officer. From 1982 to 1989, Mr. McKee was Chief Financial Officer of Digital Research, Inc., a privately held developer of operating systems, computer languages and applications. Mr. McKee also served in the consulting division of Arthur Andersen for seven years. Mr. McKee served on the board of directors and as Chair of the audit committee of ArcSight, Inc., a publicly held company that provided security and compliance management software and appliances to government and commercial entities, from February 2005 until its acquisition by Hewlett Packard in 2010. Mr. McKee has served on numerous private company and joint venture boards and currently serves on the board of a private company. Mr. McKee earned a B.A. and an M.B.A. from Stanford University. Mr. McKee has served as the Chair of our audit committee since November 2003 and as a member of our compensation committee since July 2009.

Mr. McKee has extensive financial reporting, financial transaction, investor relations, and general financial and management experience, having served as a chief financial officer for more than 20 years, including more than 13 years with a publicly held company. He has also had responsibility for manufacturing, supply chain, and some international operations, all of which are components of LeapFrog's business. He has extensive experience with mergers and acquisitions and strategic transactions having been responsible for corporate development for a number of years at Electronic Arts Inc., executing many acquisitions, investments and joint ventures, both domestically and internationally, in addition to his chief financial officer duties. His experience in the electronic game business, including both content development and retail distribution oversight, has direct applicability to LeapFrog's business. He is a financial expert as defined in applicable SEC rules, and the chairman of our audit committee based on his education and substantial experience in the field. His work at Electronic Arts and his service on the boards of directors of several companies give him broad-based knowledge in corporate governance, compensation and financial matters currently faced by companies operating in industries similar to LeapFrog's. Mr. McKee is an independent director under Section 303A.02 of the NYSE listing standards, which permits him to serve on our audit committee. In addition, Mr. McKee qualifies as a "non-employee director" within the meaning of Section 16 of the Exchange Act, and as an "outside" director within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, which allows him to be part of our performance compensation award subcommittee, as discussed below under "*Board of Directors and Corporate Governance — Committees of the Board — Compensation Committee.*"

Randy O. Rissman has served as a member of our board of directors since August 2011. Mr. Rissman is currently managing director of Leo Capital Holdings, LLC, a venture capital fund he founded in 2000, which makes early stage investments in technology and media-based companies focused on consumer Internet and mobile applications. From 2005 to 2010, he was a director of 4Kids Entertainment, Inc., an American film and television production company. From 1978 to 1998, Mr. Rissman served as Chief Executive Officer of Tiger Electronics, Inc., an early pioneer of children's electronic gaming he co-founded, which was sold to Hasbro, Inc. in 1998. Mr. Rissman currently serves on the board of several private companies in which Leo Capital Holdings has made an investment. Mr. Rissman holds a bachelor's degree from the University of Michigan and an M.B.A. from the Harvard Business School.

Mr. Rissman brings deep experience in manufacturing and marketing branded children's products, including 20 year's experience as chief executive officer of Tiger Electronics, Inc. His long service within the toy industry gives him extensive knowledge of and experience with business operations and strategy, including strategic planning, compensation plans, and sales and marketing. Mr. Rissman also offers substantial content and production experience, having served as a director of 4Kids Entertainment, Inc. and in other senior roles at privately funded companies focused on children's content. Mr. Rissman was recommended to the board of directors by Mr. Kalinske, a non-management director. Mr. Rissman is an independent director under Section 303A.02 of the NYSE listing standards.

Caden C. Wang has served as a member of our board of directors since April 2005. From June 1999 until his retirement in December 2001, Mr. Wang served as Executive Vice President and Chief Financial Officer of LVMH Moët Hennessy Louis Vuitton S.A. Selective Retailing Group, which included various international retail holdings such as DFS, Sephora and Miami Cruiseline Services. He also served as the Chief Financial Officer for DFS Group Limited, a leading luxury retailer catering to the traveling public, Gump's Corp., a luxury home furnishings and home décor retailer, and Cost Plus, Inc., a chain of specialty import/retail stores. Since October 2003, Mr. Wang has served on the board of directors of bebe stores, inc., a publicly held company that designs, develops and produces women's apparel and accessories, chairs its audit committee and is a member of its nominating and corporate governance committee. From August 2005 through August 2007, Mr. Wang served on the board of directors of Fossil, Inc., a publicly held company that designs, develops, markets and distributes fashion-related consumer products, and was a member of its audit committee, nominating and corporate governance committee and a special committee advising on option backdating. He earned a B.A. and an M.B.A. from the University of California, Los Angeles. Mr. Wang has served as a member of our audit committee since April 2005 and a member of our nominating and corporate governance committee since November 2006 (and as the Chair since March 2009). He also served as a member of our compensation committee from March 2009 until July 2011, and previously as a member and the Chair of our compensation committee from April 2005 to November 2006.

Mr. Wang has extensive accounting, financial reporting and finance experience, having served as the chief financial officer of various private companies during his career and as the chair of the audit committee of a public company. He is a financial expert, as defined in applicable SEC rules, based on his formal education and substantial experience in the field. Mr. Wang's experience as an executive officer of various consumer products and retail companies and as a director of multiple public companies gives him broad-based experience in corporate governance, compensation and financial matters currently faced by public consumer products companies. In addition, Mr. Wang brings extensive knowledge of and experience with business operations and strategy from his service with these companies, including international operations. Mr. Wang is an independent director under Section 303A.02 of the NYSE listing standards and he qualifies as a "non-employee director" within the meaning of Section 16 of the Exchange Act, which permits him to serve on the audit committee.

Required Vote

The eight nominees receiving the highest number of "FOR" votes shall be elected as directors. Under the rules of the NYSE, brokers are prohibited from giving proxies to vote on elections of directors unless the beneficial owner of such shares has given voting instructions on the matter. This means that if your broker is the record holder of your shares, you must give voting instructions to your broker with respect to the eight nominees in this Proposal One if you want your broker to vote your shares on the matter. Otherwise, your shares will be treated as broker non-votes. Broker non-votes will have no effect on the outcome of the vote.

Recommendation

The Board of Directors recommends a vote FOR each named nominee.

PROPOSAL TWO

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The audit committee of our board of directors has selected Ernst & Young LLP, or Ernst & Young, as our independent registered public accounting firm for the fiscal year ending December 31, 2012, and has further directed that management submit the selection of an independent registered public accounting firm for ratification by the stockholders at the annual meeting. Ernst & Young has audited our consolidated financial statements since September 1997. Representatives of Ernst & Young are expected to be present at the annual meeting, will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Neither our bylaws nor other governing documents or law require stockholder ratification of the selection of Ernst & Young as our independent registered public accounting firm. However, the audit committee is submitting the selection of Ernst & Young to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the audit committee will reconsider whether or not to retain that firm. Even if the selection is ratified, the audit committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if they determine that such a change would be in the best interests of the company and our stockholders.

Independent Registered Public Accounting Firm Fee Information

In connection with the audit of our 2012 financial statements, we expect to enter into an engagement agreement with Ernst & Young that will set forth the terms by which Ernst & Young would perform audit services for us, including responsibilities of Ernst & Young and management in the conduct of the audit and estimated fees. Our engagement agreements with Ernst & Young are typically subject to alternative dispute resolution procedures.

The following table represents aggregate fees billed or to be billed to us for services performed for the fiscal years ended December 31, 2011 and 2010, by Ernst & Young, our independent registered public accounting firm.

	Fiscal Year (in thousands)	
	2011	2010
Audit Fees	$840	$1,142
Audit-Related Fees	16	—
Tax Fees	76	70
All Other Fees	—	—
Total Fees	$932	$1,212

All services provided by Ernst & Young for the fiscal years ended December 31, 2011 and 2010 were approved by the audit committee.

Audit Fees

The aggregate fees billed or expected to be billed by Ernst & Young for financial audit services totaled approximately $0.8 million for 2011 and $1.1 million for 2010.

Audit-Related Fees

There were $16,000 in audit-related fees paid to Ernst & Young in 2011, corresponding to fees for auditor consents prepared in connection with two registration statements filed by the Company during the year. For 2010, there were no fees for audit-related services other than the audit fees specified above.

Tax Fees

The aggregate fees billed by Ernst & Young for tax services were $75,710 for 2011 and $70,419 for 2010, and included a review of our U.S. federal and California state tax returns. In addition, our 2011 fees also included a study of our 2010 research and development credits and our 2010 fees included a study of our 2009 research and development credits.

All Other Fees

There were no other fees paid to Ernst & Young in 2011 and 2010.

Pre-Approval Procedures of Audit and Non-Audit Services by the Independent Registered Public Accounting Firm

The audit committee's charter requires it to pre-approve all audit and non-audit services performed by the independent registered public accounting firm. As permitted by the charter, the audit committee has delegated to the Chair of the audit committee, Mr. E. Stanton McKee, Jr., the authority to grant such pre-approvals, provided that all approvals made by the Chair are presented to the full audit committee for its ratification at each of its scheduled meetings. In determining whether to approve audit and non-audit services to be performed by Ernst & Young, the audit committee takes into consideration the fees to be paid for such services and whether such fees would affect the independence of the independent registered public accounting firm in performing its audit function. In addition, when determining whether to approve non-audit services to be performed by Ernst & Young, the audit committee considers whether the performance of such services is compatible with maintaining the independence of the independent registered public accounting firm in performing its audit function, and confirms that the non-audit services will not include the prohibited activities set forth in Section 201 of the Sarbanes-Oxley Act of 2002. The audit committee has determined that the rendering of the services other than audit services by Ernst & Young in 2011 and 2010 was compatible with maintaining the registered public accounting firm's independence.

Required Vote

Ratification of the appointment of Ernst & Young as our independent registered public accounting firm for the fiscal year ending December 31, 2012 requires a "FOR" vote from a majority of the voting power present and entitled to vote either in person or by proxy on the proposal in order to pass. If you "Abstain" from voting, it will have the same effect as an "Against" vote. If you return a signed and dated proxy card or otherwise complete a ballot or voting instructions without marking your selections, your shares will be voted "FOR" ratification of the appointment of Ernst & Young.

Recommendation

The Board of Directors recommends a vote FOR Proposal Two.

PROPOSAL THREE

APPROVAL OF AN AMENDMENT TO THE LEAPFROG ENTERPRISES, INC. 2011 EQUITY INCENTIVE PLAN

On March 30, 2012, the board of directors adopted, subject to stockholder approval, an amendment to the LeapFrog Enterprises, Inc. 2011 Equity Incentive Plan, or the 2011 EIP. The amendment to the 2011 EIP makes the following changes:

- increases the number of shares of Class A common stock reserved for issuance under the 2011 EIP by 2.7 million shares. These shares are in addition to the shares otherwise currently available for awards under the 2011 EIP and any shares subject to awards issued under the LeapFrog Enterprises, Inc. 2002 Equity Incentive Plan, or the Prior Plan, which are forfeited or otherwise returned to the share reserve of the 2011 EIP.
- decreases the number of returning shares eligible to be included in the share reserve of the 2011 EIP by 1,508,447 shares. These shares correspond to shares which, at the time of the approval of the 2011 EIP, were subject to outstanding awards under the Prior Plan and were eligible to be added to the share reserve of the 2011 EIP, but which awards have since been exercised.
- eliminates the fungible share reserve, so that all stock awards granted under the 2011 EIP count against the share reserve of the 2011 EIP on a 1:1 basis.

BACKGROUND

Equity Compensation Philosophy at LeapFrog

We believe that equity incentive awards are an effective way to attract and retain talented employees, to motivate and reward them for outstanding company and individual performance, and to align their interests with those of our stockholders. Having sufficient shares available under the 2011 EIP is critical to our ongoing effort to build stockholder value through retaining and motivating such employees. Like all technology companies, we actively compete for highly qualified employees. Traditionally, stock options have been the primary focus of our equity program. The potential value of stock options is realized only if our share price increases, and so we believe stock options provide a strong incentive for individuals to work to grow our business and build stockholder value, and are most attractive to individuals who share our entrepreneurial spirit. In addition, we have also granted RSUs in recent years in order to attract and retain employees. For a discussion of our executive compensation philosophy, see "Compensation Discussion and Analysis."

Retiring of the 2002 Non-Employee Director Stock Award Plan

In the past, we have generally issued equity to our non-employee directors out of our 2002 Non-Employee Directors' Stock Award Plan, or NEDSAP. Currently, the trend is for corporations of our size to issue all of their equity awards out of one plan to, among other things, ease the administrative and reporting burden associated with having two equity plans. There are currently 57,000 shares available for issuance under the NEDSAP. When all of the shares available for issuance under the NEDSAP have been awarded, our board of directors intends to suspend the NEDSAP such that no further grants will be made therefrom, and instead issue grants to non-employee directors under the 2011 EIP.

Reduction in Number of Shares from Prior Plan Eligible for Inclusion in 2011 EIP Share Reserve

The 2011 EIP replaced the Prior Plan. The Company has not issued any new awards under the Prior Plan since the adoption of the 2011 EIP. However, all stock awards outstanding under the Prior Plan at the time of the adoption of the 2011 EIP are still subject to the terms and conditions of the Prior Plan.

When it was approved, the share reserve of the 2011 EIP included up to 6,376,278 shares of Class A common stock (the "Returning Shares") which were subject to outstanding stock awards granted under the Prior Plan but were eligible to return to the 2011 EIP share reserve if such outstanding stock award expired or terminated for any reason prior to exercise or settlement or if the shares were forfeited because of the failure to meet a contingency or condition required to vest such shares or were reacquired or withheld by the Company to satisfy a tax withholding obligation or as consideration for the exercise of an option. Since the adoption of the 2011 EIP, the number of shares subject to outstanding stock awards granted under the Prior Plan decreased by 1,508,447 shares as the result of the vesting or exercise of outstanding stock awards. These shares are no longer eligible to be included in the share reserve of the 2011 EIP as Returning Shares. Consequently, we are removing these shares from the calculation of the share reserve, which reduces the overall share reserve by 1,508,447 shares.

The Shares Available for Grant under the 2011 EIP are Insufficient for our Budgeting Purposes

As of March 31, 2012, the 2011 EIP has approximately 8.3 million shares remaining available for grant. Due in part to the planned termination and the reduction in the number of shares available as returning shares from our Prior Plan, and as a result of budgeting for future issuances of equity awards to our named executive officers, key employees, consultants and, now, our non-employee directors, we have decided to ask our stockholders to approve an increase in the shares available under the 2011 EIP to provide us with sufficient shares available for grant through our forecasted period. Equity awards are a more effective executive compensation vehicle than cash at a growth-oriented, entrepreneurial company because they deliver high potential value with a smaller impact on current income and cash flow. Therefore, we are asking our stockholders to approve the amendment to the 2011 EIP.

Elimination of Fungible Share Reserve

Currently, the number of shares available for issuance under the 2011 EIP is reduced by two shares for each share of Class A Common Stock issued pursuant to a restricted stock award, restricted stock unit award, performance stock award or other stock awards (not including stock options or stock appreciation rights), or Full Value Awards. This has a tendency to inflate the overhang of the 2011 EIP because this method requires us to reserve more shares than we will ultimately issue under our 2011 EIP to account for the issuance of Full Value Awards as part of our equity awards. Although we do not currently intend to increase the ratio of Full Value Awards we issue as part of our overall compensation package, we believe that decreasing the overall overhang of the 2011 EIP provides a more accurate measure of the shares that may be issued under the 2011 EIP.

We Manage Our Equity Award Use Carefully

We continue to believe that equity awards such as stock options are a vital part of our overall compensation program. However, we recognize that equity awards dilute existing stockholders and therefore we must responsibly manage the growth of our equity compensation program. We are committed to effectively managing our equity compensation share reserve, including our burn rate.

SUMMARY OF THE AMENDED AND RESTATED 2011 EIP

A summary of the principal features of the Amended and Restated 2011 EIP follows. The summary is qualified in its entirety by the full text of the Amended and Restated 2011 EIP that is attached as Appendix A to this proxy statement. Stockholders are encouraged to read the actual text of the Amended and Restated 2011 EIP in its entirety. For ease of reference, we refer to the Amended and Restated 2011 EIP as the 2011 EIP below.

Eligibility

Only employees (including officers), consultants and non-employee directors of LeapFrog and its affiliates are eligible to receive awards under the 2011 EIP. Pursuant to applicable tax law, we may only grant incentive stock options to our employees (including officers) and employees of our affiliates. The compensation committee, or a subcommittee thereof, determines who will participate in the 2011 EIP and the terms of those grants.

Awards

The 2011 EIP allows the grant of stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance stock awards, performance cash awards and other stock awards. Subject to plan limits, the compensation committee has the discretionary authority to determine the size of awards to employees, however the committee has adopted a series of equity award guidelines designed to manage the usage of the pool of shares available for future. The use of performance-based awards will be considered in the context of our total compensation program and the significant level of pay-for-performance requirements already incorporated into our compensation practices.

Shares Authorized and Share Reserve

The share reserve of the 2011 EIP consists of 2.7 million newly authorized shares, plus 10,183,697 shares which were part of the share reserve on the effective date, and any Returning Shares (as defined in the 2011 EIP), up to a maximum of 4,867,831 shares. The number of shares available for issuance under the 2011 EIP is reduced by one share for each share of common stock issued pursuant to all stock awards granted under the 2011 EIP.

Vesting and Exercise of Awards

The exercise price of stock options and SARs granted under the 2011 EIP may not be less than the fair market value of the common stock on the date of grant. The term of any stock option or SAR may not be longer than 10 years. For other types of awards under the 2011 EIP, the compensation committee will determine the vesting and exercisability (or settlement) terms for each award, including the establishment of any performance vesting criteria.

Eligibility Under Section 162(m)

Stockholder approval of the amendment to the 2011 EIP is designed to constitute approval of the plan's material features for purposes of Section 162(m) of the Tax Code. Awards may, but need not, include performance criteria that satisfy Section 162(m). To the extent that awards are intended to qualify as "performance-based compensation" under Section 162(m), the performance criteria will be based on stock price appreciation (in the case of options or SARs) or on one or more of the other factors set forth in Section 13(kk) of the 2011 EIP (which may be adjusted as provided in the plan), applied on a Company-wide basis, with respect to one or more business units, divisions, affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices, in each case as specified by the compensation committee in the award.

Transferability

Awards granted under the 2011 EIP are transferable only by will or the laws of descent and distribution, or to the extent otherwise determined by the compensation committee. The compensation committee has sole discretion to permit the transfer of an award.

Administration

The compensation committee, which is made up of a majority of independent directors, has been delegated the authority by the board of directors to administer our equity compensation plans and will administer the 2011 EIP. The compensation committee, or a subcommittee thereof, will select the employees who receive awards, when and how the awards are granted, what type or combination of types of awards to be granted, the provisions of each award granted and the number of shares granted. The compensation committee may interpret the 2011 EIP and awards granted under it and establish, amend and revoke any rules relating to the 2011 EIP. The compensation committee may delegate to a committee of one or more directors the ability to grant awards and take certain other actions with respect to participants who are not executive officers, and may delegate certain administrative or ministerial functions under the 2011 EIP to an officer or officers. The compensation committee has delegated authority to a committee consisting of the Chief

Executive Officer ("NEOSAC") to grant awards to non-executive employees within limits and a budget pre-approved by the compensation committee.

Duration, Suspension, Termination, and Amendment

The board of directors may suspend or terminate the 2011 EIP at any time. Unless sooner terminated by our board of directors, the 2011 EIP shall automatically terminate on March 16, 2021, which is the day before the tenth anniversary of the date the 2011 EIP was adopted by the board of directors. No awards may be granted under the 2011 EIP while the 2011 EIP is suspended or after it is terminated.

The board of directors may amend the 2011 EIP at any time. However, no amendment or termination of the plan will adversely affect any rights under awards already granted to a participant unless agreed to by the affected participant. In addition we will obtain stockholder approval of any amendment to the 2011 EIP, if required by applicable law or listing requirement that would:

- Materially increase the number of shares of Class A Common Stock available for issuance under the 2011 EIP;
- Materially expand the class of individuals eligible to receive awards under the 2011 EIP;
- Materially increase the benefits accruing to participants under the 2011 EIP or materially reduces the price at which shares of Class A Common Stock may be issued or purchased under the 2011 EIP;
- Materially extend the term of the 2011 EIP; or
- Expand the types of awards available for issuance under the 2011 EIP.

Adjustments; Corporate Transactions

In the event of a capitalization adjustment, the compensation committee shall appropriately and proportionately adjust the number and kind of shares available for grant under the 2011 EIP, and subject to the various limitations set forth in the 2011 EIP, the number and kind of shares subject to outstanding awards under the 2011 EIP, and the exercise or settlement price of outstanding stock options and of other awards.

In the event of a corporate transaction, the board of directors may arrange for the assumption of the outstanding awards, the acceleration of vesting of outstanding awards, the assignment of rights with respect to the awards, the cancellation of the awards or a payment to award holders, as determined by the board of directors. For purposes of the 2011 EIP, a corporate transaction will be deemed to occur in the event of (i) the consummation of a sale of all or substantially all of our consolidated assets, (ii) the consummation of a sale of at least 90% of our outstanding securities, (iii) the consummation of a merger or consolidation in which we are not the surviving corporation, or (iv) the consummation of a merger or consolidation in which we are the surviving corporation but shares of our outstanding common stock are converted into other property by the virtue of the transaction, as determined by the board of directors.

Tax Withholding

The board of directors may require a participant to satisfy any federal, state, local, or foreign tax withholding obligation relating to a stock award by (a) causing the participant to tender a cash payment; (b) withholding shares of common stock from the shares of common stock issued or otherwise issuable to the participant in connection with the award; (c) withholding cash from an award settled in cash or from other amounts payable to the participant; or (d) by other method set forth in the award agreement.

U.S. Federal Tax Consequences

The following is a summary of the principal U.S. federal income taxation consequences to participants and LeapFrog with respect to participation in the 2011 EIP. The information is based upon current federal income tax rules and therefore is subject to change when those rules change. Because the tax consequences to any recipient may depend on his or her particular situation, each recipient should consult the recipient's tax adviser regarding the federal, state, local, and other tax consequences of the grant or exercise of an award or the disposition of stock acquired as a result of an award. The 2011 EIP is not qualified under the provisions of Section 401(a) of the Tax Code, and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974. Our ability to realize the benefit of any tax deductions described below depends on our generation of taxable income as well as the requirement of reasonableness, the provisions of Section 162(m) of the Tax Code and the satisfaction of our tax reporting obligations.

Incentive Stock Options

The 2011 EIP provides for the grant of stock options that qualify as "incentive stock options," as defined in Section 422 of the Tax Code. Under the Tax Code, an optionee generally is not subject to ordinary income tax upon the grant or exercise of an incentive stock option. If the optionee holds a share received on the exercise of an incentive stock option for more than two years from the date the option was granted and more than one year from the date the option was exercised, which is referred to as the required holding period, the difference, if any, between the amount realized on a sale or other taxable disposition of that share and the holder's tax basis in that share will be long-term capital gain or loss.

If, however, an optionee disposes of a share acquired on exercise of an incentive stock option before the end of the required holding period, which is referred to as a disqualifying disposition, the optionee generally will recognize ordinary income in the year of the disqualifying disposition equal to the excess, if any, of the fair market value of the share on the date the incentive stock option was exercised over the exercise price. However, if the sales proceeds are less than the fair market value of the share on the date of exercise of the option, the amount of ordinary income recognized by the optionee will not exceed the gain, if any, realized on the sale. If the amount realized on a disqualifying disposition exceeds the fair market value of the share on the date of exercise of the option, that excess will be short-term or long-term capital gain, depending on whether the holding period for the share exceeds one year.

For purposes of the alternative minimum tax, the amount by which the fair market value of a share of stock acquired on exercise of an incentive stock option exceeds the exercise price of that option generally will be an adjustment included in the optionee's alternative minimum taxable income for the year in which the option is exercised. If, however, there is a disqualifying disposition of the share in the year in which the option is exercised, there will be no adjustment for alternative minimum tax purposes with respect to that share. In computing alternative minimum taxable income, the tax basis of a share acquired on exercise of an incentive stock option is increased by the amount of the adjustment taken into account with respect to that share for alternative minimum tax purposes in the year the option is exercised.

We are not allowed an income tax deduction with respect to the grant or exercise of an incentive stock option or the disposition of a share acquired on exercise of an incentive stock option after the required holding period. If there is a disqualifying disposition of a share, however, we are allowed a deduction in an amount equal to the ordinary income includible in income by the optionee.

Nonstatutory Stock Options

Generally, there is no taxation upon the grant of a nonstatutory stock option if the option is granted with an exercise price equal to the fair market value of the underlying stock on the grant date. On exercise, an optionee will recognize ordinary income equal to the excess, if any, of the fair market value on the date of exercise of the stock over the exercise price. If the optionee is employed by us or one of our affiliates, that income will be subject to withholding tax. Generally, the optionee's tax basis in those shares will be equal to their fair market value on the date of exercise of the option, and the optionee's capital gain holding period for those shares will begin on that date. We will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the optionee.

Restricted Stock Awards

Generally, the recipient of a restricted stock award will recognize ordinary compensation income at the time the stock is received equal to the excess, if any, of the fair market value of the stock received over any amount paid by the recipient in exchange for the stock. If, however, the stock is not vested when it is received (for example, if the employee is required to work for a period of time in order to have the right to sell the stock), the recipient generally will not recognize income until the stock becomes vested, at which time the recipient will recognize ordinary compensation income equal to the excess, if any, of the fair market value of the stock on the date it becomes vested over any amount paid by the recipient in exchange for the stock. A recipient may, however, file an election with the Internal Revenue Service, within 30 days of his or her receipt of the stock award, to recognize ordinary compensation income, as of the date the recipient receives the award, equal to the excess, if any, of the fair market value of the stock on the date the award is granted over any amount paid by the recipient in exchange for the stock.

The recipient's basis for the determination of gain or loss upon the subsequent disposition of shares acquired from stock awards will be the amount paid for such shares plus any ordinary income recognized either when the stock is received or when the stock becomes vested.

Subject to the requirement of reasonableness, the provisions of Section 162(m) of the Tax Code and the satisfaction of a tax reporting obligation, we will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the stock award.

Restricted Stock Units

Generally, no taxable income is recognized upon receipt of a restricted stock unit award. The participant will recognize ordinary income in the year in which the shares subject to that unit are actually issued to the participant in an amount equal to the fair market value of the shares on the date of issuance. Generally, we will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the participant at the time the shares are issued.

Stock Appreciation Rights

Generally, stock appreciation rights are subject to similar tax rules as nonstatutory stock options. This means that, generally, no taxable income is realized upon the receipt of a stock appreciation right. Upon exercise of the stock appreciation right, the fair market value of the shares (or cash in lieu of shares) received, less any strike price paid for such shares, is recognized as ordinary income to the participant in the year of such exercise. Generally, with respect to employees, we are required to withhold from the payment made on exercise of the stock appreciation right or from regular wages or supplemental wage payments an amount based on the ordinary income recognized. We will generally be entitled to an income tax deduction equal to the amount of ordinary income recognized by the participant.

Section 162(m)

Section 162(m) of the Tax Code requires, among other things, that the maximum number of shares awarded to an individual under a stock awards, or the maximum value of any cash award, must be approved by stockholders in order for the awards granted under the plan to be eligible for treatment as performance-based compensation that will not be subject to the $1 million limitation on tax deductibility for compensation paid to certain specified senior executives. Accordingly, the 2011 EIP limits awards granted under the plan to an individual participant in any calendar year to: (1) No more than 3.5 million shares subject to stock options or SARs (or other stock awards whose value is determined by reference to an increase over an exercise or strike price) to an individual participant; (2) No more than 3.5 million shares subject to performance-based restricted stock or RSU awards to an individual participant; and (3) No more than $1 million subject to performance cash awards to an individual participant. These limits are greater than the number of shares or cash subject to any particular award that we have granted to any individual in the past.

Equity Compensation Plan Information

Information, as of December 31, 2011, regarding equity compensation plans approved and not approved by stockholders is summarized in the following table:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders. . . .	6,388,175	$4.01	10,895,479[(1)]
Equity compensation plans not approved by security holders .	—	—	—
TOTAL	6,388,175	$4.01	10,895,479

(1) Includes 1,360,879 shares reserved for issuance under our Amended and Restated 2002 Employee Stock Purchase Plan, 9,477,169 shares reserved for issuance under our 2011 Equity Incentive Plan, and 57,431 shares reserved for issuance under our Amended and Restated 2002 Non-Employee Directors' Stock Award Plan.

Vote Required

Approval of the amendment to the 2011 EIP requires affirmative "For" vote from a majority of the voting power present and entitled to vote either in person or by proxy on this Proposal Three at the Annual Meeting. Abstentions will be counted toward the tabulation of votes cast on the proposal and will have the same effect as "Against" votes. Under the rules of the NYSE, brokers are prohibited from giving proxies to vote on the implementation of any equity compensation plan unless the beneficial owner of such shares has given voting instructions on the matter. This means that if your broker is the record holder of your shares, you must give voting instructions to your broker with respect to this Proposal Three if you want your broker to vote your shares on the matter. If you do not give your broker voting instructions, your shares will be treated as broker non-votes. Broker non-votes will have no effect on the outcome of the vote.

Recommendation

The Board of Directors recommends a vote FOR Proposal Three.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Beneficial Ownership of Our Common Stock

The following table sets forth certain information regarding the ownership of LeapFrog's Class A common stock and Class B common stock (convertible into Class A common stock) as of March 31, 2012 by: (i) each director; (ii) each of the executive officers named in the Summary Compensation Table below; (iii) all executive officers and directors of LeapFrog as a group; and (iv) all those known by LeapFrog to be beneficial owners of more than five percent of our Class A or Class B common stock. Information with respect to beneficial ownership has been furnished by each director, executive officer or beneficial owner of more than five percent of the shares of our Class A or Class B common stock.

Beneficial ownership is determined in accordance with SEC rules, which generally attribute beneficial ownership of securities to each person who possesses, either solely or shared with others, the power to vote or dispose of those securities. These rules also treat as outstanding all shares of capital stock that a person would receive upon exercise of stock options held by that person that are immediately exercisable or exercisable within 60 days of March 31, 2012. These shares are deemed to be outstanding and to be beneficially owned by the person holding those options for the purpose of computing the number of shares beneficially owned and the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated and to the extent known, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

	Number of Shares Beneficially Owned			Percentage of Shares Beneficially Owned[1]			Percentage of Combined Voting Power of All Classes of Stock[3]
Beneficial Owner	**Class A**	**Class B**	**Total**	**Class A**	**Class B**	**Total[2]**	
Lawrence J. Ellison / Mollusk Holdings, LLC[4]	1,890,000	6,717,893	8,607,893	3.4%	60.4%	12.9%	41.4%
Michael R. Milken[5]	601,789	3,076,516	3,678,305	1.1%	27.7%	5.5%	18.8%
Sandra Milken[6]	—	796,335	796,335	—	7.2%	1.2%	4.8%
Lowell J. Milken[7]	315,137	532,914	848,051	*	4.8%	1.3%	3.4%
Franklin Resources, Inc.[8]	4,121,930	—	4,121,930	7.4%	—	6.2%	2.5%
BlackRock, Inc.[9]	3,306,678	—	3,306,678	5.9%	—	5.0%	2.0%
Capital Research Global Investors[10]	2,892,379	—	2,892,379	5.2%	—	4.3%	1.7%
Litespeed Management, L.L.C.[11]	2,780,942	—	2,780,942	5.0%	—	4.2%	1.7%
John Barbour[12]	410,744	—	410,744	*	—	*	*
William K. Campbell[13]	261,863	—	261,863	*	—	*	*
Michael Y. Chai[14]	—	—	—	—	—	—	—
William B. Chiasson[15]	425,506	—	425,506	*	—	*	*
Michael J. Dodd[16]	329,474	—	329,474	*	—	*	*
Mark A. Etnyre[17]	269,460	—	269,460	*	—	*	*
Thomas J. Kalinske[18]	384,028	1,107	385,135	*	*	*	*
Paul T. Marinelli[19]	1,977,638	6,717,893	8,695,531	3.6%	60.4%	13.0%	41.5%
Stanley E. Maron[20]	135,114	168	135,282	*	*	*	*
E. Stanton McKee, Jr.[21]	117,846	—	117,846	*	—	*	*
David C. Nagel[22]	113,110	—	113,110	*	—	*	*
Randy O. Rissman[23]	382,603	—	382,603	*	—	*	*
Philip B. Simon[24]	2,046,542	6,717,893	8,764,435	3.7%	60.4%	13.1%	41.5%
Caden C. Wang[25]	118,231	—	118,231	*	—	*	*
All directors and executive officers as a group (16 persons)[26]	5,115,519	6,719,168	11,834,687	8.9%	60.5%	17.3%	42.9%

* Less than one percent.

(1) Based on 55,611,461 shares of Class A common stock and 11,113,354 shares of Class B common stock outstanding as of March 31, 2012. Unless otherwise indicated in the footnotes to this table, the applicable address for each of our directors and executive officers is c/o LeapFrog Enterprises, Inc., 6401 Hollis Street, Suite 100, Emeryville, California 94608-1463.

(2) These percentages reflect the ownership of our Class A common stock and our Class B common stock on an as-converted basis, assuming the conversion of all Class B common stock to Class A common stock on a one-to-one basis.

(3) These percentages reflect the combined voting rights of our Class A common stock and our Class B common stock. On all matters submitted to a vote of our stockholders, our Class A common stock entitles its holders to one vote per share and our Class B common stock entitles its holders to ten votes per share.

(4) Includes 1,890,000 shares of Class A common stock and 6,717,893 shares of Class B common stock held indirectly by Mr. Ellison through Mollusk Holdings, which is controlled by Cephalopod Corporation and Lawrence Investments. These shares are also reported as beneficially owned by Messrs. Marinelli and Simon, as described in footnotes 19 and 24 to this table. The address for Mollusk Holdings is c/o Philip B. Simon, 101 Ygnacio Valley Road, Suite 320, Walnut Creek, CA 94596.

(5) Includes:

- 601,789 shares of Class A common stock and 3,064,937 shares of Class B common stock held directly by Mr. M. Milken; and
- 11,579 shares of Class B common stock held indirectly by Mr. M. Milken through Hampstead Associates, LLC, which are also beneficially owned by Mr. L. Milken and over which Mr. M. Milken has shared voting and investment power.

The address for Mr. M. Milken is c/o Maron & Sandler, 1250 Fourth Street, Suite 550, Santa Monica, California 90401.

(6) The address for Ms. Milken is c/o Maron & Sandler, 1250 Fourth Street, Suite 550, Santa Monica, California 90401.

(7) Includes:

- 315,137 shares of Class A common stock and 521,335 shares of Class B common stock held directly by Mr. L. Milken; and
- 11,579 shares of Class B common stock held indirectly by Mr. L. Milken through Hampstead Associates, LLC, which are also beneficially owned by Mr. M. Milken and over which Mr. L. Milken has shared voting and investment power.

The address for Mr. L. Milken is c/o Maron & Sandler, 1250 Fourth Street, Suite 550, Santa Monica, California 90401.

(8) Based solely on information provided in a Schedule 13G filed on September 12, 2011 by Franklin Resources, Inc., Charles B. Johnson, Rupert H. Johnson, Jr. and Franklin Templeton Investments Corp. The securities reported are beneficially owned by one or more open- or closed-end investment companies or other managed accounts that are investment management clients of investments managers that are direct and indirect subsidiaries of Franklin Resources, Inc. Charles B. Johnson and Rupert H. Johnson, Jr. each own in excess of 10% of the outstanding common stock, and are the principal stockholders of Franklin Resources, Inc. Under SEC rules and regulations, Franklin Resources, Inc. and its principal stockholders may be deemed to be beneficial owners of securities held by persons and entities for whom or for which Franklin Resources, Inc. subsidiaries provide investment management services. Franklin Templeton Investments Corp. is reported as having sole voting and dispositive power over 4,121,930 shares. Templeton Global Smaller Companies Fund (U.S.) is reported as having an interest in 4,121,930 shares. Each of the reporting persons disclaims any pecuniary interest in any of the securities reported therein. The address for Franklin Resources, Inc. is One Franklin Parkway, San Mateo, California 94403.

(9) Based solely on information provided in a Schedule 13G filed on February 13, 2012 by BlackRock, Inc. The address for BlackRock, Inc. is 40 East 52nd Street, New York, New York 10022.

(10) Based solely on information provided in a Schedule 13G filed on February 9, 2012 by Capital Research Global Investors. The address for Capital Research Global Investors is 333 South Hope Street, Los Angeles, California 90071.

(11) Based solely on information provided in a Schedule 13G filed on February 14, 2012 by Litespeed Management, L.L.C. Litespeed Master Fund, Ltd., and Jamie Zimmerman. The reporting entities share dispositive and voting power over the shares reported therein. The address for Litespeed Management, L.L.C. is 237 Park Avenue, Suite 900, New York, New York 10017.

(12) Includes 258,749 shares of Class A common stock issuable to Mr. Barbour upon the exercise of options that are exercisable within 60 days after March 31, 2012 and 6,250 shares of Class A common stock issuable under restricted stock unit awards that are scheduled to be vested within 60 days after March 31, 2012.

(13) Includes 196,602 shares of Class A common stock issuable to Mr. Campbell upon the exercise of options that are exercisable within 60 days after March 31, 2012 and 8,333 shares of Class A common stock issuable under restricted stock unit awards that are scheduled to be vested within 60 days after March 31, 2012.

(14) Mr. Chai's employment with the Company was terminated in March 2011 and, to the Company's knowledge, he does not own shares of stock in the Company and he has no exercisable shares within 60 days after March 31, 2012.

(15) Includes 350,004 shares of Class A common stock issuable to Mr. Chiasson upon the exercise of options that are exercisable within 60 days after March 31, 2012.

(16) Includes 296,975 shares of Class A common stock issuable to Mr. Dodd upon the exercise of options that are exercisable within 60 days after March 31, 2012 and 16,667 shares of Class A common stock issuable under restricted stock unit awards that are scheduled to be vested within 60 days after March 31, 2012.

(17) Includes 161,922 shares of Class A common stock issuable to Mr. Etnyre upon the exercise of options that are exercisable within 60 days after March 31, 2012 and 6,250 shares of Class A common stock issuable under restricted stock unit awards that are scheduled to be vested within 60 days after March 31, 2012.

(18) Includes 172,236 shares of Class A common stock issuable to Mr. Kalinske upon the exercise of options that are exercisable within 60 days after March 31, 2012.

(19) Includes 1,890,000 shares of Class A common stock and 6,717,893 shares of Class B common stock presently held by Mollusk Holdings and 78,888 shares of Class A common stock issuable to Mr. Marinelli upon the exercise of options that are exercisable within 60 days after March 31, 2012. Mr. Marinelli is the Vice President of Lawrence Investments, which is one of the two managing members of Mollusk Holdings. These shares are also reported as beneficially owned by Mr. Ellison, as described in footnote 4 to this table. Mr. Marinelli disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein. The address for Mr. Marinelli is 101 Ygnacio Valley Road, Suite 320, Walnut Creek, California 94596.

(20) Includes 97,645 shares of Class A common stock issuable to Mr. Maron upon the exercise of options that are exercisable within 60 days after March 31, 2012 and 20,000 shares of Class A common stock issuable under restricted stock unit awards that are scheduled to be vested within 60 days after March 31, 2012, provided that pursuant to the terms of the grant, the shares will not be released by LeapFrog until three months following the expiration or termination of Mr. Maron's term on LeapFrog's board of directors. The address for Mr. Maron is 1250 Fourth Street, Suite 550, Santa Monica, California 90401.

(21) Includes 92,846 shares of Class A common stock issuable to Mr. McKee upon the exercise of options that are exercisable within 60 days after March 31, 2012 and 25,000 shares of Class A common stock issuable under restricted stock unit awards that are scheduled to be vested within 60 days after March 31, 2012, provided that pursuant to the terms of the grant, the shares will not be released by LeapFrog until three months following the expiration or termination of Mr. McKee's term on LeapFrog's board of directors.

(22) Includes 93,110 shares of Class A common stock issuable to Dr. Nagel upon the exercise of options that are exercisable within 60 days after March 31, 2012 and 20,000 shares of Class A common stock issuable under restricted stock unit awards that are scheduled to be vested within 60 days after March 31, 2012, provided that pursuant to the terms of the grant, the shares will not be released by LeapFrog until three months following the expiration or termination of Dr. Nagel's term on LeapFrog's board of directors.

(23) Includes 12,736 shares of Class A common stock issuable to Mr. Rissman upon the exercise of options that are exercisable within 60 days after March 31, 2012.

(24) Includes:

- 78,888 shares of Class A common stock issuable to Mr. Simon upon the exercise of options that are exercisable within 60 days after March 31, 2012.
- 77,654 shares of Class A common stock presently held by the Simon-Neben Family Trust, a revocable trust of which Mr. Simon is a trustee.
- 1,890,000 shares of Class A common stock and 6,717,893 shares of Class B common stock presently held by Mollusk Holdings. Mr. Simon is the President of Lawrence Investments, which is one of the two managing members of Mollusk Holdings. These shares are also reported as beneficially owned by Mr. Ellison, as described in footnote 4 to this table. Mr. Simon disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

The address for Mr. Simon is 101 Ygnacio Valley Road, Suite 320, Walnut Creek, California 94596.

(25) Includes 98,231 shares of Class A common stock issuable to Mr. Wang upon the exercise of options that are exercisable within 60 days after March 31, 2012 and 20,000 shares of Class A common stock issuable under restricted stock unit awards that are scheduled to be vested within 60 days after March 31, 2012, provided that pursuant to the terms of the grant, the shares will not be released by LeapFrog until three months following the expiration or termination of Mr. Wang's term on LeapFrog's board of directors.

(26) Based on all existing executive officers and directors as a group. See footnotes 11 through 25 above, as applicable. Includes 1,890,000 shares of Class A common stock and 6,717,893 shares of Class B Common Stock held by Mollusk Holdings, as discussed in footnote 4 above, but such amount has been included only once in the calculation even though it is attributed to two directors elsewhere in the table. There are 6,395 shares of Class A common stock held by our executive officers who are not named in the table. Also includes 26,965 shares of Class A common stock issuable upon the exercise of options that are exercisable within 60 days after March 31, 2012 held by executive officers who are not named in the table.

TRANSACTIONS WITH RELATED PERSONS

Related-Person Transactions Policy and Procedures

Our board has approved a written policy regarding transactions with related persons that sets forth our policies and procedures regarding the identification, review, consideration and approval or ratification of "related-persons transactions." For purposes of our policy only, a "related-person transaction" is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) involving an amount that exceeds $120,000 in which LeapFrog and any "related person" (as defined below) are participants. Transactions involving compensation for services provided to LeapFrog as an employee, director, consultant or similar capacity by a related person are not covered by this policy. A related person is any executive officer, director, or more than 5% stockholder of LeapFrog (as determined by the combined voting power of all classes of stock), including any of their immediate family members, and any entity owned or controlled by such persons.

Under the policy, where a transaction has been identified as a related-person transaction, management must present information regarding the proposed related-person transaction to our board of directors for consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to LeapFrog of the transaction and whether any alternative transactions were available. In considering related-person transactions, the board takes into account the relevant available facts and circumstances including, but not limited to (a) the risks, costs and benefits to LeapFrog, (b) the impact on a director's independence if the related person is a director, immediate family member of a director or an entity with which a director is affiliated, (c) the terms of the transaction, (d) the availability of other sources for comparable services or products and (e) the terms available to or from, as the case may be, unrelated third parties or to or from employees generally. If a director has an interest in the proposed transaction, the director must recuse himself or herself from the deliberations and approval. The policy requires that, in determining whether to approve, ratify or reject a related-person transaction, the board must look at, in light of known circumstances, whether the transaction is in, or is not inconsistent with, the best interests of LeapFrog and its stockholders, as the board determines in the good faith exercise of its discretion.

Certain Related-Person Transactions

Mollusk Holdings is an entity controlled by Lawrence J. Ellison, Chief Executive Officer of Oracle Corporation. As of March 31, 2012, Mr. Ellison may be deemed to have had or shared the power to direct the voting and disposition and, therefore, to have beneficial ownership, of 6,717,893 shares of our Class B common stock, and 1,890,000 shares of our Class A common stock, which together represents approximately 41.4% of the combined voting power of our Class A common stock and Class B common stock. According to a Schedule 13G filed with the SEC on February 10, 2012, Mr. Ellison beneficially owned as of that date approximately 22.5% of Oracle Corporation's outstanding common stock. In 2011, we purchased software products and support services from Oracle Corporation and its affiliated entities totaling approximately $2.7 million. For a more complete discussion of Mr. Ellison's beneficial ownership of our Class A common stock, see "*Security Ownership of Certain Beneficial Owners and Management.*"

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Independence of the Board of Directors

Until December 27, 2011, we were a "controlled company" within the meaning of the NYSE listing standards because Mollusk Holdings held more than 50% of the voting power of our outstanding shares. On December 27, 2011, Mollusk Holdings converted, on a one-to-one basis, a number of shares of our Class B common stock into shares of Class A common stock, bringing its ownership under 50% such that LeapFrog was no longer a controlled company within the meaning of the NYSE listing standards.

"Controlled company" status provided an exception to the requirements of the NYSE that a majority of the members of a listed company's board of directors qualify as "independent," as defined in the NYSE listing standards, as affirmatively determined by the board of directors, and that our compensation committee and nominating and corporate governance committee be composed entirely of independent directors. Upon the loss of our status as a controlled company, the NYSE listing requirements provide that we have one year from the date of the loss of such status to have our board of directors consist of a majority of independent directors and fully independent committees.

After review of all relevant transactions or relationships between each director, or any of his family members and us, our senior management and our independent registered public accounting firm, our board of directors affirmatively determined in February 2012 that all of our continuing directors are independent within the meaning of the applicable NYSE listing standards, except for Mr. Barbour, our Chief Executive Officer, Mr. Chiasson, our former Chief Executive Officer, and Mr. Marinelli, Vice President of Lawrence Investments which controls Mollusk Holdings.

Board Meetings

During the fiscal year ended December 31, 2011, the board of directors held 12 meetings. Each of our incumbent directors attended at least 75% of the aggregate number of meetings of the board and of the committees on which the director served that were held during the portion of the last fiscal year in which he was a director or committee member. Board members are expected to regularly attend all meetings of the Board and committees on which they serve.

Our Chairman of the board presided over executive sessions of the board of directors. For executive sessions of committees, the presiding director is usually the chair of the committee. If our Chairman is absent for board executive sessions, the remaining directors select a temporary chairman to lead the meeting. If the committee chair is absent for a committee executive session, the remaining committee members determine as a group the presiding director for executive sessions on a case-by-case basis.

Board Leadership Structure

Our board of directors is currently composed of our Chief Executive Officer, John Barbour, and nine non-management directors. On June 5, 2012, immediately following our annual meeting of stockholders, the total size of the board of directors will be automatically reduced to eight directors. William B. Chiasson, who served as our Chief Executive Officer through March 2011, now serves as the Chairman of the Board. Mr. Katz, who preceded Mr. Chiasson as our Chief Executive Officer, served as Executive Chairman of the Board until March 2011. As Chairman, Mr. Chiasson continues to have an active role in consulting with our senior management and board regarding LeapFrog's business strategy and technology and product direction. The regular duties of the Chairman of the Board are described in our bylaws, which provide that the Chairman presides over meetings of the board of directors and at meetings of our stockholders, and performs any other duties commonly incident to the office or designated by our board of directors. The Chairman role includes typical board of directors chair duties such as serving as a liaison between the other board of directors members and management, reviewing and approving materials to be sent to the board of directors, working with management and other directors to develop agendas for meetings of the board of directors, helping build consensus on proposed actions of the board of directors, and serving as the chair of meetings of the board of directors.

In his position as Chairman, Mr. Chiasson has substantial authority to shape the work of the board of directors. Even though he is not "independent" within the meaning of the NYSE listing standards, we believe that his status as a non-management director performing this board leadership role will help to reinforce the board's independence from management in their oversight of our business and affairs. In addition, we believe that having a non-management Chairman will serve to create an environment that is conducive to objective evaluation and oversight of management's performance and related compensation, increasing management accountability and improving the ability of the board of directors to monitor whether management's actions are in our best interests and those of our stockholders. As a result, we believe the current leadership structure of our board of directors contributes to its effectiveness as a whole and, as a result, is the most appropriate structure for us at the present time. In addition, we believe Mr. Chiasson's role in consulting with senior management and members of the board of directors facilitates regular open and direct communication between directors and our management, helping to coordinate the actions of management with direction provided by the board of directors.

Thomas J. Kalinske, who served as our Chief Executive Officer from September 1997 to March 2002 and again from February 2004 to July 2006, serves as the Vice Chairman of the Board and would generally preside over any meetings and executive sessions of the board if Mr. Chiasson were not present. Mr. Kalinske provides industry experience and his perspective as a former CEO of LeapFrog to management as part of his Vice Chairman role.

Role of Board in Risk Oversight

One of the key functions of our board of directors is informed oversight of our risk management process. The board of directors does not have a standing risk management committee, but rather administers this oversight function directly through the board of directors as a whole, as well as through the audit committee, which is responsible for discussing guidelines and policies to govern the process by which risk assessment and management is undertaken. In addition, other standing committees of the board of directors address risks inherent in their respective areas of oversight. It is the responsibility of the committee chairs to report findings regarding material risk exposures to the board of directors as quickly as possible.

Our board of directors and board committees oversee risk, including operational risk, liquidity risk and credit risk, in a variety of ways, including the following:

- The full board of directors engages in extensive discussion with our executive team on a regular basis concerning the risks facing the Company and how best to manage them. Board of directors meetings generally include detailed discussion among board members, management and professional advisors regarding material risks we face as an enterprise, including operational and financial risks. Our management provides information to the board of directors regarding our approach to material risks, both at meetings and in regular informal discussions, and takes extensive guidance from the board of directors in decision-making with respect to such matters.
- The board of directors and audit committee generally review the disclosures in our Annual Report on Form 10-K, including the risk factors. The audit committee reviews the Annual Report on Form 10-K in detail and also reviews and discusses with management the disclosures in our Quarterly Reports on Form 10-Q and holds extensive discussions with management concerning whether all material risks have been identified. The discussion also provides a mechanism by which board members can evaluate and oversee our risk management practices, ask questions of our executive team concerning material risks we face and how we plan to manage them, and guide management's actions with respect to such risk management.
- Our audit committee reviews and discusses at regular meetings throughout the year our risk management policies and processes and material risk exposures, including financial risk exposures, facing our business, in addition to monitoring our compliance with legal and regulatory requirements. Audit committee meetings generally include extensive discussion between the committee members and our internal and external auditors, legal advisors and operational leads regarding the risks we face. The participants discuss in detail both the material risks identified by

these parties in their capacities as advisors to or leaders of LeapFrog, and how we plan to address them. In addition, such reviews include evaluating the effectiveness of our risk management processes and how to improve them if and when necessary.

- Our internal audit department and any internal audit consulting firm reports directly to the audit committee of the board on the adequacy and effectiveness of our system of internal control and risk management systems. The audit committee guides management and board of directors decisions concerning financial and operational matters based on the reports regarding risk management priorities. This information is delivered to the audit committee during the regular portion of the meeting and in a separate discussion among our audit committee members, internal audit representatives and external auditors during executive sessions of the audit committee.
- Our compensation committee reviews our compensation programs with our management and external compensation consultants, and, in approving such programs, considers whether and to what extent they have a potential to encourage excessive risk taking by our employees, including our executives. In addition, the committee monitors these programs to evaluate on a regular basis whether the programs provide an appropriate balance of incentives and do not encourage employees to take unreasonable risks.
- Our nominating and corporate governance committee monitors the effectiveness of our corporate governance guidelines. The committee also helps ensure that we are prepared to deal with risks and crises by evaluating the individual capabilities of the directors, nominating directors with risk management experience, committee structure and composition and considering the time each director and nominee has to devote to the company. The committee also works with our management to establish orientation programs for new directors and evaluates the effectiveness of our board of directors and its committees.

COMMITTEES OF THE BOARD

In 2011, our board of directors had three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. The following table provides membership and meeting information for each of the board committees in 2011:

Member of our board of directors in 2011	Audit	Compensation	Nominating and Corporate Governance
Paul T. Marinelli			X
Stanley E. Maron	X	X	X
E. Stanton McKee, Jr.	X*	X	
David C. Nagel		X*	
Philip B. Simon		X	
Caden C. Wang	X	X(1)	X*
Total meetings in fiscal 2011(2)	7	11	4

* Committee chair in 2011

(1) Mr. Wang served on our Compensation Committee until July 27, 2011.

(2) The board of directors and the compensation committee had one combined meeting during 2011. Compensation committee meeting totals do not include meetings of a performance compensation award subcommittee of the compensation committee (described in more detail below under "*Compensation Committee*,") whether they were held concurrently with a compensation committee meeting or separately.

Below is a description of each committee of the board of directors. Each of the committees has authority to engage legal counsel or other experts or consultants, as it deems appropriate to carry out its responsibilities. The board of directors concluded that each of the board members serving on a committee was "independent" as defined in the NYSE listing standards, with the exception of Messrs. Simon and Marinelli. The committees to which Messrs. Simon and Marinelli were appointed (compensation committee and nominating and corporate governance committee, respectively) are not required to be composed entirely of independent directors until December 27, 2012, because we were a "controlled company," as discussed in more detail above under "*Board of Directors and Corporate Governance — Board of Directors — Independence of the Board of Directors.*"

Audit Committee

The audit committee of our board of directors was established by our board of directors in accordance with Section (3)(a)(58)(A) of the Exchange Act, and oversees our corporate accounting and financial reporting process and the audits of our financial statements. For this purpose, the audit committee performs several functions. Among other things, the audit committee:

- evaluates the performance of and assesses the qualifications of the independent registered public accounting firm;
- determines the engagement of the independent registered public accounting firm;
- determines whether to retain or terminate the existing independent registered public accounting firm or to appoint and engage a new independent registered public accounting firm;
- reviews and approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services;
- monitors the rotation of partners of the independent registered public accounting firm on our engagement as required by law;
- confers with management and the independent registered public accounting firm regarding the effectiveness of internal control over financial reporting;
- reviews, assesses and approves the annual audit plan for our internal audit function;
- establishes procedures, as required under applicable law, for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters;
- reviews the financial statements to be included in LeapFrog's Annual Report on Form 10-K (and recommends to the board inclusion of the audited financial statements in the annual report) and in LeapFrog's quarterly reports on Form 10-Q and other financial disclosures;
- discusses policies with respect to risk assessment and risk management;
- assists in board oversight of our compliance with legal and regulatory requirements; and
- discusses with management and the independent registered public accounting firm the results of the annual audit and the results of LeapFrog's quarterly financial statements.

The audit committee is currently composed of three directors: Messrs. McKee (Chair), Maron and Wang. The audit committee met seven times during our 2011 fiscal year. The board has determined that all members of LeapFrog's audit committee are independent (as defined in Section 303A.02 of the NYSE listing standards). The audit committee has adopted a written audit committee charter that is posted on our website at *www.leapfroginvestor.com* under the heading "*Corporate Governance.*" None of our audit committee members simultaneously serves on the audit committees of more than three companies.

Our board of directors has determined that Mr. McKee, the Chair of our audit committee, and Mr. Wang, each qualify as an "audit committee financial expert," as defined in applicable SEC rules. The board of directors made a qualitative assessment of Messrs. McKee's and Wang's level of knowledge and experience based on a number of factors, including their formal education and experience, in the case of Mr. McKee, as a chief financial officer for a public reporting company, and in the case of Mr. Wang, as chief financial officer for various privately held companies and as the chair of the audit committee of another public reporting company.

REPORT OF THE AUDIT COMMITTEE[1]

The audit committee has reviewed and discussed with LeapFrog's management the company's audited consolidated financial statements for the fiscal year ended December 31, 2011. The audit committee has also discussed with Ernst & Young LLP, the company's independent registered public accounting firm, the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

The audit committee has received and reviewed the written disclosures and the letter from Ernst & Young LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence, and has discussed with Ernst & Young LLP its independence.

Based on the review and discussions referred to above, the audit committee recommended to the board that the audited consolidated financial statements be included in the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2011 for filing with the Securities and Exchange Commission.

Audit Committee

E. Stanton McKee, Jr. (Chair)
Stanley E. Maron
Caden C. Wang

(1) The material in this report is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference into any filing of LeapFrog under the Securities Act of 1933, as amended, or the Act, or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing.

Compensation Committee

The compensation committee has the authority to review and approve the overall compensation strategy and policies for LeapFrog. This role includes review and approval of corporate performance goals and objectives relevant to the compensation of our executive officers and other senior management, and the compensation and other terms of employment of our CEO. In addition, the compensation committee administers LeapFrog's equity incentive and stock purchase plans and other similar programs. It also reviews and recommends that the Compensation Discussion and Analysis section be included in this proxy statement. The compensation committee has authority to form and delegate authority to subcommittees, as appropriate.

The performance compensation award subcommittee of the compensation committee was established to provide greater assurance that equity compensation awards would, if intended to do so, fit within the appropriate exemptions from the "short-swing profits trading" rules of the Exchange Act and the deduction limits of Section 162(m) of the Internal Revenue Code. The performance compensation award subcommittee is authorized to approve and grant equity awards to employees who are not within the discretionary award authority of the non-executive officer stock award committee, as well as any other equity awards or performance-based compensation awards deemed appropriate by the compensation committee or the full board of directors. The performance compensation award subcommittee is currently composed of Messrs. Nagel, McKee and Maron, each of whom our board of directors has determined to be an independent director within the meaning of Rule 303A of the NYSE, a non-employee director within the meaning of Exchange Act Rule 16b-3 and an outside director under the regulations promulgated under Section 162(m) of the Internal Revenue Code.

Our board of directors has also established a non-executive officer stock award committee, the sole member of which is our CEO, Mr. Barbour. This committee may grant equity awards to employees who are not executive officers (as that term is defined in Section 16 of the Exchange Act and Exchange Act Rule 16a-1) of the Company, provided that this committee is authorized to grant only stock awards that meet the annual stock award grant guidelines approved by the compensation committee. These guidelines set forth the number of shares that may be granted to persons based on level and the total number of shares that may be granted in any given year.

Our policy is that we will not time or select the grant dates for any stock options or other stock awards in coordination with our release of material non-public information, nor will we have any program, plan or practice to do so. In addition, we have specific written policies regarding the selection of grant dates for stock options and other stock awards made to our executive officers and employees. See the section entitled "*Executive Compensation — Compensation Discussion and Analysis — Elements of Executive Compensation — Stock Award Grant Date Policy*" in this proxy statement for more information relating to this policy.

The compensation committee reviews and considers evaluations and recommendations from our CEO submitted to the compensation committee and compensation consultants engaged by the committee with respect to the compensation of other executive officers. The compensation committee reviews and considers evaluations and recommendations from compensation consultants engaged by the committee and from our board of directors with respect to the compensation of our CEO. Our CEO is not present during any deliberations or decisions concerning his compensation.

The compensation committee is authorized under its charter to obtain, at the expense of the Company, advice and assistance from internal and external legal, accounting or other advisors and consultants that the compensation committee considers necessary or appropriate in the performance of its duties. During the past fiscal year, the compensation committee directly engaged Compensia Inc. as its compensation consultant. The compensation committee requested that the compensation consultant evaluate LeapFrog's compensation practices and assist in developing and implementing our executive compensation program and philosophy. Compensia developed a competitive peer group and performed analyses of competitive performance and compensation levels. Having been previously engaged by the committee, Compensia is familiar with LeapFrog's business operations and strategy, key performance metrics and target goals and the labor markets in which we compete. Compensia developed recommendations that were reviewed and approved by the compensation committee for 2011. The specific tasks and responsibilities in implementing the directive of the compensation committee are described in greater detail under the heading *"Compensation Discussion and Analysis"* later in this proxy statement.

Compensia (including its affiliates) did not perform any services for the Company or any of our affiliates other than compensation consulting services related to determining or recommending the form or amount of executive and director compensation, designing and implementing incentive plans and providing information on industry and peer group pay practices, which services were provided directly to the compensation committee and, in the case of the analysis of our director compensation arrangements, the nominating and corporate governance committee, which is tasked with reviewing non-employee director compensation.

Among other considerations in administering our compensation programs, the compensation committee considers whether and to what extent such programs have a potential to encourage excessive risk-taking by our employees, including our executive officers. Specific features of our compensation plans and programs identified by the compensation committee as discouraging or potentially mitigating excessive risk-taking behavior include:

- Annual base salary, which is fixed compensation, constitutes the primary component of compensation for all employees, including for sales personnel and executives;
- Performance-based bonuses are primarily designed to reward corporate performance, rather than purely individual performance;
- In general, employees, including sales personnel, earn annual salaries and are eligible for bonuses based on individual sales performance and company performance rather than being paid on a commission basis;
- Our internal controls over financial reporting and the measurement and calculation of compensation goals, such as corporate performance measures, and other financial, operational, and compliance policies and practices are designed to prevent compensation programs from being susceptible to manipulation by any employee; and
- Our compensation programs are designed to encourage employees to remain focused on both short-term and long-term goals through the use of performance-based bonuses, which focus on annual and/or quarterly performance goals, and equity awards, which typically vest over a number of years and therefore encourage employees to focus on long-term performance.

The compensation committee monitors our compensation programs to evaluate, on a regular basis, whether they provide an appropriate balance of incentives and whether they encourage employees to take unreasonable risks. Based on these assessments in February 2011, the board of directors and the compensation committee concluded that our compensation policies and practices for our employees do not create risks that are reasonably likely to have a material adverse effect on the Company.

The compensation committee is currently composed of four directors, Dr. Nagel (Chair) and Messrs. Maron, McKee and Simon. Our board of directors has determined that all members of the compensation committee are independent (as independence is defined in the NYSE listing standards), except Mr. Simon, President of Lawrence Investments. As noted above, upon the loss of our status as a controlled company, the NYSE listing requirements provide that we have one year from the date of the loss of such status to have our committees consist of fully independent directors. The compensation committee met eleven times during 2011. The compensation committee has adopted a written charter that is posted on our website at *www.leapfroginvestor.com* under the heading *"Corporate Governance."*

Compensation Committee Interlocks and Insider Participation

As noted above, in 2011, Dr. Nagel, Messrs. Maron, McKee and Simon and, until July 2011, Mr. Wang, served on our compensation committee. During the fiscal year ended December 31, 2011, none of these directors was an officer or employee of LeapFrog or any of our subsidiaries, nor are any of these directors former officers of LeapFrog or any of our subsidiaries.

None of our other executive officers or directors serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee of the board of directors is responsible for identifying, reviewing and evaluating candidates to serve as directors on our board of directors (consistent with criteria approved by the board of directors), reviewing and evaluating incumbent directors, recommending to the board of directors for selection candidates for election to the board of directors, making recommendations to the board of directors regarding the membership of the committees of the board of directors, assessing the performance of the board of directors, reviewing the compensation paid to non-employee directors for their service on our board of directors and its committees, and developing a set of corporate governance principles. Our nominating and corporate governance committee is currently composed of three directors, Messrs. Marinelli, Maron and Wang. The board of directors has determined that all members of the nominating and corporate governance committee are independent (as defined in the NYSE listing standards), except for Mr. Marinelli, Vice President of Lawrence Investments. As noted above, upon the loss of our status as a controlled company, the NYSE listing requirements provide that we have one year from the date of the loss of such status to have our committees consist of fully independent directors. The nominating and corporate governance committee met four times during our 2011 fiscal year. Our nominating and corporate governance committee charter is posted on our website at *www.leapfroginvestor.com* under the heading "*Corporate Governance*".

The nominating and corporate governance committee, together with the board of directors, evaluates the suitability of individual candidates for board membership by assessing the independence, character and acumen of candidates to collectively establish a diversity of background and experience in areas relevant to our business. Board membership qualifications include (i) any director "independence" requirements of the NYSE and other membership qualifications, including having sufficient time to devote to the affairs of the Company, (ii) demonstrated excellence in his or her field, (iii) having the ability to exercise sound business judgment and (iv) having the commitment to rigorously represent the long-term interests of the Company's stockholders.

Candidates for director nominees are reviewed in the context of the current composition of the board of directors, the operating requirements of LeapFrog and the long-term interests of stockholders. In conducting this assessment, the nominating and corporate governance committee considers diversity, age, skills, and such other factors as it deems appropriate given the current needs of the board of directors and LeapFrog, to maintain a balance of knowledge, experience and capability. While our board of directors and nominating and corporate governance committee do not have a policy regarding the consideration of diversity in identifying director nominees, the nominating and corporate governance committee may include in its consideration of director candidates an assessment of the current composition of the board of directors, and how it may be possible to strengthen the diversity of the board of directors by adding individuals who could add to the breadth of the overall experiences and perspectives of the board of directors. This may include selecting candidates with gender, ethnic, national or other backgrounds that are different from those already represented on the board of directors at the time of consideration.

In the case of incumbent directors, the nominating and corporate governance committee reviews these directors' overall service to LeapFrog during their terms, including the number of meetings attended, level of participation, quality of performance, and any other relationships and transactions that might impair such directors' independence. In the case of new director candidates, the nominating and corporate governance committee also determines whether the nominee must be independent for NYSE purposes, which determination is based upon applicable NYSE listing standards, applicable SEC rules and regulations and the advice of counsel, if necessary.

The nominating and corporate governance committee uses its network of contacts to compile a list of potential candidates, but may also engage, if it deems appropriate, a professional search firm. The nominating and corporate governance committee conducts any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of the board. The nominating and corporate governance committee meets to discuss and consider the candidates' qualifications and then selects a nominee for recommendation to the board by majority vote.

The nominating and corporate governance committee will consider director candidates recommended by stockholders. The nominating and corporate governance committee does not intend to alter the manner in which it evaluates candidates, including the minimum criteria set forth above, based on whether or not the candidate was recommended by a stockholder. Stockholders who wish to recommend individuals for consideration by the nominating and corporate governance committee to become nominees for election to the board for next year's annual meeting of stockholders may do so by delivering a written recommendation to the nominating and corporate governance committee at the following address: Chair of the nominating and corporate governance committee c/o Corporate Secretary of LeapFrog at 6401 Hollis Street, Suite 100, Emeryville, California 94608, by December 21, 2012. Submissions must include the full name of the proposed nominee, a description of the proposed nominee's business experience for at least the previous five years, complete biographical information, a description of the proposed nominee's qualifications as a director and a representation that the nominating stockholder is a beneficial or record owner of our Class A or Class B common stock. Any such submission must be accompanied by the written consent of the proposed nominee to be named as a nominee and to serve as a director if elected.

CORPORATE GOVERNANCE

Corporate Governance Guidelines

Our board has adopted written Corporate Governance Guidelines to assure that the board will have the necessary authority and practices in place to review and evaluate our business operations as needed and to make decisions that are independent of our management. The guidelines are also intended to align the interests of directors and management with those of our stockholders. The Corporate Governance Guidelines set forth the practices the board intends to follow with respect to board composition and selection, board meetings and involvement of senior management, CEO performance evaluations and succession planning, and board committees and compensation. The nominating and corporate governance committee assists the board in implementing and adhering to the Corporate Governance Guidelines.

Corporate Governance Materials

Our Corporate Governance Guidelines, as well as the charters for each committee of the board, are posted on the investor relations section of our website at *www.leapfroginvestor.com* under the heading "*Corporate Governance.*" In addition, stockholders may obtain a print copy of our Corporate Governance Guidelines as well as the charters of our audit committee, compensation committee and nominating and corporate governance committee by writing to our Corporate Secretary at 6401 Hollis Street, Suite 100, Emeryville, California 94608.

Code of Ethics

We have adopted the LeapFrog Code of Business Conduct and Ethics that applies to all officers, directors and employees. Our Code of Business Conduct and Ethics are available on the investor relations section of our website at *www.leapfroginvestor.com* under the heading "Corporate Governance." Stockholders may also obtain a print copy of our Code of Business Conduct and Ethics and our Corporate Governance Guidelines by writing to our Corporate Secretary at 6401 Hollis Street, Suite 100, Emeryville, California 94608. If we make any substantive amendments to our Code of Business Conduct and Ethics or grant any waiver from a provision of the Code of Business Conduct and Ethics to any executive officer or director, we will promptly disclose the nature of the amendment or waiver on the investor relations section of our website at *www.leapfroginvestor.com* under the heading "*Corporate Governance.*"

Stockholder Communications with Directors

LeapFrog's board of directors has adopted a formal process by which stockholders may communicate with the board of directors or any of its directors, including the Chairman, or to the non-management or independent directors generally. Stockholders and other interested parties who wish to communicate with the board of directors or any of the directors may do so by sending written communications addressed to the Corporate Secretary of LeapFrog at 6401 Hollis Street, Suite 100, Emeryville, California 94608. The board of directors has established procedures to deal with all direct communications. The board of directors has directed that all communications will be compiled by our Corporate Secretary and submitted to the board of directors or the individual directors on a periodic basis. These communications will be reviewed by our Corporate Secretary, who will determine whether they should be presented to the board of directors. The purpose of this screening is to allow the board of directors to avoid having to consider irrelevant or inappropriate communications (such as advertisements and solicitations). The screening procedures have been approved by a majority of the non-management directors of the board of directors. Directors may at any time request that we forward to them immediately all communications received by us. All communications directed to the audit committee in accordance with the procedures set forth in this paragraph that relate to accounting, internal accounting controls or auditing matters involving LeapFrog will be promptly and directly forwarded to the audit committee. A summary of these communication procedures is posted on our website at *www.leapfroginvestor.com* under the heading "*Corporate Governance*".

DIRECTOR COMPENSATION

During the fiscal year ended December 31, 2011, our non-employee directors who served during 2011 received the following compensation for their service on our board of directors.

Director Compensation for Fiscal Year 2011

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)(3)(4)	Option Awards ($)(2)(3)(4)	Total ($)
Thomas J. Kalinske	43,000	37,500	37,499	117,999
Jeffrey G. Katz(5)	—	—	—	—
Paul T. Marinelli	47,250	37,500	37,499	122,249
Stanley E. Maron	81,750	37,500	37,499	156,749
E. Stanton McKee, Jr.	91,250	37,500	37,499	166,249
David C. Nagel	63,250	37,500	37,499	138,249
Randy O. Rissman(6)(7)	5,495	99,998	100,001	205,495
Philip B. Simon	57,500	37,500	37,499	132,499
Caden C. Wang	88,000	37,500	37,499	162,999

(1) Reflects board retainer fees, as well as committee, committee chair and subcommittee retainer fees. Also includes meeting fees which were paid prior to the implementation of our new director compensation framework, as described more fully below under the heading "*Discussion of Director Compensation.*"

(2) At December 31, 2011, the following non-employee directors each held stock awards and stock options covering the following aggregate numbers of shares:

	Stock Awards (number of shares)			Stock Options (number of shares)
Name	Vested	Unvested	Total Outstanding	Total Outstanding
Thomas J. Kalinske	—	8,721	8,721	211,949
Paul T. Marinelli	—	8,721	8,721	102,455
Stanley E. Maron	20,000	8,721	28,721	121,768
E. Stanton McKee, Jr.	25,000	8,721	33,721	116,969
David C. Nagel	20,000	8,721	28,721	117,233
Randy O. Rissman	—	28,248	28,248	57,314
Philip B. Simon	—	8,721	8,721	102,455
Caden C. Wang	20,000	8,721	28,721	122,354

(3) The amounts reported for the stock and stock option awards are based on the grant date fair value computed in accordance with FASB ASC Topic 718. The assumptions made in the valuation of the stock and stock option awards are discussed in Note 13, "*Stock-Based Compensation,*" of the Notes to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2011 which was filed with the SEC on February 29, 2012

(4) In July 2011, each of our non-employee directors was automatically granted an annual restricted stock unit award and nonstatutory stock option award pursuant to the NEDSAP. The stock option awards were granted at an exercise price of $4.30 per share. The awards vest on May 31, 2012, the last day of the month prior to the month of our 2012 annual meeting of stockholders, which is June 5, 2012. The grant date fair value of each of these restricted stock unit and stock option awards, as calculated under FASB ASC Topic 718 for financial statement reporting purposes, was as follows:

Name	Restricted Stock Unit Awards (Number of Shares)	Grant Date Fair Value ($)	Stock Option Awards (Number of Shares)	Grant Date Fair Value ($)
Thomas J. Kalinske	8,721	37,500	17,455	37,499
Paul T. Marinelli	8,721	37,500	17,455	37,499
Stanley E. Maron	8,721	37,500	17,455	37,499
E. Stanton McKee, Jr.	8,721	37,500	17,455	37,499
David C. Nagel	8,721	37,500	17,455	37,499
Philip B. Simon	8,721	37,500	17,455	37,499
Caden C. Wang	8,721	37,500	17,455	37,499

(5) Mr. Katz served as Executive Chairman of our board of directors until his resignation on March 2, 2011. Under the terms of his employment resignation and transition agreement, Mr. Katz was not entitled to compensation for his service on our board of directors.

(6) Reflects cash compensation paid to Mr. Rissman for a partial year of service on our board of directors. Mr. Rissman was appointed to our board of directors on August 11, 2011.

(7) Reflects the initial awards granted to Mr. Rissman. All directors are entitled to certain initial awards upon joining the board of directors, as described more fully below under the heading "Discussion of Director Compensation."

Discussion of Director Compensation

On June 29, 2011, our board of directors approved a change in director compensation. From January 1, 2011 until June 28, 2011, each of our non-employee directors received a cash meeting fee of $1,500 for each board of directors and board committee meeting attended, even if the meetings occurred on the same day. In addition to this meeting fee, each non-employee director received the following annual retainer fees:

- Each non-employee director received an annual retainer of $30,000;
- Each non-employee director who served as a member of the audit committee received an annual retainer of $10,000, and the Chair of the audit committee received an annual retainer of $20,000 (in lieu of the annual retainer of $10,000);
- Each non-employee director who served as the Chair of the compensation committee and nominating and corporate governance committee received an annual retainer of $5,000; and
- Each non-employee director who served as a member of the performance compensation award subcommittee of our compensation committee received an annual retainer of $5,000.

Beginning on June 29, 2011, the cash meeting fee of $1,500 was eliminated for all board of directors and board committee meetings. In connection with the elimination of the meeting fees, the annual retainer fees were increased as follows:

- Each non-employee director received an annual retainer of $40,000; except the Chairman of the board of directors who received an annual retainer of $60,000;
- Each non-employee director who served as a member of the audit committee received an annual retainer of $20,000, except the Chair of the audit committee who received an annual retainer of $30,000;
- Each non-employee director who served as a member of the compensation committee received an annual retainer of $10,000, except the Chair of the compensation committee who received an annual retainer of $15,000; and

- Each non-employee director who served as a member of the nominating and corporate governance committee received an annual retainer of $5,000, except the Chair of the nominating and corporate governance committee who received an annual retainer of $10,000.

Retainers are paid out in quarterly installments in arrears, such that each director received three prorated retainer payments under the previous structure (for the fourth quarter 2010, the first quarter 2011 and the second quarter 2011) and one prorated payment under the current structure (for the third quarter 2011) during 2011. Under both arrangements, in cases where a director served for a part of the year in a capacity entitling him to a retainer, the retainer was pro-rated to reflect his period of service in that capacity.

In the fiscal year ended December 31, 2011, the total cash compensation paid to non-employee directors was $516,162 (including payments made to William B. Chiasson in his capacity as a non-employee director, which payments are described in detail below under *Executive Compensation — Summary Compensation Table*, due to his service as our CEO until March 2011). The members of our board of directors are also eligible for reimbursement of their expenses incurred in attending board meetings.

The NEDSAP provides both for automatic annual stock option grants to our non-employee directors as well as discretionary equity awards. The NEDSAP provides for an initial stock award upon being elected to our board of directors and annual stock awards on the first day of the month following the annual stockholders meeting of each year (or the next business day if that date is a legal holiday or falls on a weekend day) in amounts to be determined by board resolution. On June 29, 2011, our board of directors passed a resolution providing that the initial awards for non-employee directors would have an accounting value of $200,000 and that the annual awards for non-employee directors would have an accounting value of $75,000, except that the accounting value of the annual award to the Chairman of the board of directors is $100,000. For both the initial and the annual award, 50% of the value of such award is granted in the form of a nonstatutory stock option and 50% of such award is granted in the form of a restricted stock unit award. The accounting value of these stock awards is calculated using the same methodology as is applied by the Company for purposes of determining the accounting charge associated with similar awards currently in effect.

The exercise price of stock options granted under the NEDSAP is 100% of the fair market value of the Class A common stock subject to the option on the date of the option grant. Nonstatutory stock options awards granted pursuant to initial awards under the NEDSAP vest in equal monthly installments over a three-year period in accordance with their terms. Restricted stock unit awards granted pursuant to initial awards under the NEDSAP vest as to one-third of the shares subject such awards on each annual anniversary of the grant over a three-year period in accordance with their terms. Stock awards granted pursuant to annual awards under the NEDSAP vest on the last day of the month prior to the month in which the annual meeting of stockholders occurs on the year following the year of such annual grant. For example, stock awards granted pursuant to the annual grant in 2011 will vest on May 31, 2012.

The term of NEDSAP options is 10 years unless earlier terminated based on termination of continuous service or other conditions. In the event of a merger of LeapFrog with or into another corporation or a consolidation, acquisition of assets or other change-in-control transaction, the vesting of options and stock awards granted under the NEDSAP will accelerate and become fully vested and immediately exercisable, if, as of the completion of the change-in-control transaction or within 12 months of such transaction, the non-employee director's service terminates; provided that such acceleration will not occur if the termination was a result of the non-employee director's resignation (other than any resignation contemplated by the terms of the change-in-control transaction or required by LeapFrog or the acquiring entity pursuant to the change in control).

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Overview

In this Compensation Discussion and Analysis, or CD&A, we describe the key principles and approaches used to determine elements of compensation paid to, awarded to and earned by our named executive officers. For purposes of this proxy statement, our "named executive officers" are the two executives who served as our Chief Executive Officer (CEO) during 2011, our Chief Financial Officer (CFO), two other executive officers who were serving as executive officers at the end of 2011 and one former executive officer who would have been one of our three other most highly compensated executive officers had he been serving as executive officers at the end of 2011, all as reflected in our Summary Compensation Table below. Accordingly, this CD&A describes our executive compensation program and the compensation policies and decisions that we made in 2011 for:

- John Barbour, our CEO (as of March 2011);
- William B. Chiasson, currently the Chairman of the Board (formerly our CEO through March 2011);
- Mark Etnyre, our CFO;
- Michael J. Dodd, our President and Chief Operating Officer;
- William K. Campbell, our President, Americas Sales; and
- Michael Y. Chai, our former Executive Vice President, Product Development and Engineering (Mr. Chai's employment with the Company terminated in March 2011).

Executive Compensation Philosophy

Our philosophy is to provide total compensation to our named executive officers that reasonably, equitably and responsibly meets the following objectives:

- Motivates our executives to achieve or exceed established individual goals, which, in turn, result in meeting or exceeding established company operating targets;
- Aligns the current contributions of our executives with the long term interests of our stockholders;
- Ensures an adequate portion of executive total compensation is based on the achievement of overall Company performance targets, as well as short-term and long term individual goals;
- Provides reasonable, equitable and responsible bonus opportunities that will maintain individual executive compensation at established competitive market levels; and
- Avoids incenting excessive risk taking.

We implement this philosophy through the following key principles:

- Provide a balanced mix of cash and equity-based compensation that we believe is suitable to motivate our executives to achieve our financial and strategic goals while aligning their short-term and long-term interests with the interests of our stockholders;
- Ensure that a significant portion of each executive's total compensation is "at risk," subject primarily to our overall performance and secondarily to his or her achievement of short-term and long-term individual goals;
- Pay base salaries that are competitive with the salaries in effect at companies with which we compete for talent;
- Provide annual bonus opportunities that motivate our executives to achieve or exceed established operating goals and generate rewards that maintain their total compensation at competitive market levels;
- Provide equity-based incentive compensation that motivates our executives over the long term to respond to our business opportunities and challenges as stakeholders in our company;

- Maintain unvested equity value as a percent of salary at a sufficient level to provide a significant retention motivation;
- Target the key elements of executive compensation (base salary, annual bonus opportunity, and equity incentive awards) to provide total compensation packages for our executives individually and as a group at approximately the 50th percentile of similarly situated companies;
- Provide flexibility such that target compensation for individual executives may vary above or below the median based on a variety of factors, such as the executive's skill set relative to his or her peers, experience and time in the executive's position, the importance of the executive's role to us, the difficulty of replacement, the executive's performance and internal pay equity considerations; and
- Ensure our compensation plans and arrangements avoid incentives that might lead to excessive risk-taking.

Executive Compensation Decisions

Role of Compensation Committee and Management

Our compensation committee is responsible for the design, implementation, and oversight of our executive compensation program. Generally, our CEO, CFO and the Vice President of Human Resources and Organizational Development make recommendations to the compensation committee regarding the short-term and long-term compensation for our named executive officers (other than with respect to compensation of our CEO). These recommendations are based on their assessment of our financial and operational results, each executive's contribution to these results, the executive's progress toward achieving his or her individual goals, and input from our Human Resources Department regarding internal pay equity and the compensation consultant retained by the compensation committee to provide information on competitive market practices. The compensation committee's decisions regarding our CEO's compensation are based on its assessment of our financial and operational results, his contributions to these results, and, to a lesser extent, his progress toward achieving his individual goals, and information on competitive market practices.

The authority to approve equity awards for our named executive officers has been delegated to the performance compensation award subcommittee of the compensation committee. For more information about the performance compensation award subcommittee, including its membership and functions, see "*Board of Directors and Corporate Governance — Committees of the Board — Compensation Committee*" above.

Role of Compensation Consultant

The compensation committee has engaged Compensia, Inc., or Compensia, a national compensation consulting firm, to provide advice and guidance on our executive compensation policies and practices and to provide relevant information about the executive compensation practices of similarly situated companies. Compensia assists in the preparation of compensation materials on executive compensation proposals in advance of compensation committee meetings, including changes to compensation levels for our executives, the design of our equity programs and other executive benefit programs. In addition, Compensia reviews and advises the compensation committee on compensation materials relating to executive compensation prepared by management for its consideration.

In addition, Compensia, under the direction of the compensation committee, conducts an annual review of the competitiveness of our executive compensation program, including base salaries, annual bonus opportunities, equity awards, and other executive benefits, by analyzing the compensation practices of the companies in our compensation peer group (as described below), as well as data from third-party compensation surveys. The compensation committee uses the results of this analysis to assess the competitiveness and risks of our executives' total compensation packages.

Use of Competitive Data

To monitor the competitiveness of our executives' compensation, the compensation committee uses a compensation peer group that reflects the pay of executives in comparable positions at similarly situated companies. Typically, this compensation peer group, or the Peer Group, is composed of a cross-section of direct competitors, as well as companies in related industries with a focus on toy, gaming and educational products. The Peer Group consists of both "direct peers" and "industry reference peers." The direct peers include publicly traded companies with market positions and sizes that closely match our own and represent the group that the compensation committee uses to determine the competitiveness of our executive and director compensation programs.

To be included in the direct peer group, a company should be in the software or leisure products industries, have net sales in the range of $150 – 600 million and have a market capitalization between $200 – 800 million. These criteria represent general guidelines; not all of the Company's direct peers will meet all selection criteria. Given the limited number of directly comparable companies, the selection criteria have been broadened for those companies that are the closest fits from an industry perspective.

The following companies comprised the direct peer group in 2011 approved by our compensation committee in February 2011:

Blackboard	Build A Bear Workshop	iRobot
JAKKS Pacific	K12	Kid Brands
NetSuite	RC2	Real Networks
Renaissance Learning	Rosetta Stone	THQ

In addition, an industry reference group is used as a secondary reference point for our executive and director compensation programs to identify compensation design trends and "best practices" in our industry. For 2011, the industry reference group is comprised of Activision Blizzard, Electronic Arts, Hasbro, Mattel and Take-Two Interactive Software; companies that provide toys, educational products or consumer packaged goods for children or games (handheld or electronic, hardware or software). Although they operate in a similar business or industry, these companies are included in the industry reference group rather than the direct peer group because they are significantly larger than we are and were not within the targeted range for net sales or market capitalization.

While the compensation committee does not believe that the Peer Group data is appropriate as a stand-alone tool for setting compensation due to the unique nature of our business, it considers this information to be a valuable reference during its decision-making process. In addition to reviewing analyses of compensation data from the Peer Group, the compensation committee employs the collective experience and judgment of its members and advisors (including Compensia, management and the Company's human resource department) in determining the total compensation and the various components provided to our named executive officers.

For 2011, the compensation committee directed Compensia to conduct an analysis of the compensation of our executives using data compiled from the Peer Group, supplemented by data from the Radford 2010 Global Technology Survey, a broad-based third-party survey that reflects widespread compensation practices among more than 700 high technology companies. This analysis, which was updated to July 2011, indicated that the target total direct compensation for our executives (the sum of target total cash compensation and the value of annual equity awards) base salaries and equity award grant values was at the 70th percentiles of the competitive market. The analysis also indicated that our executives' base salary aligned with the 40th percentile of the competitive market, overall, and that target bonus opportunities were generally between the 25th and 50th percentiles of the competitive market. While cash compensation for our executives was below the market median, the value of equity awards tended to bring their target total direct compensation above the market median.

The Radford Survey was used as a supplementary reference to gauge compensation trends and the market generally and to confirm that any conclusions drawn from the analyses of the compensation data from the Peer Group was not based on market outliers.

Compensation Design and Mix

The overall composition of an executive's total compensation package is determined initially based on the competitive market data for the position described above and then adjusted to reflect the specific performance, contributions and experience of the individual. Each year, the compensation committee evaluates the total compensation of our executives with respect to our overall company performance, individual performance, changes in scope of responsibility and any changes in the competitive market for each position. The compensation committee does not have a pre-established policy or target for the allocation between cash and non-cash compensation or short-term and long-term incentive compensation. Rather, the compensation committee uses the compensation data provided by Compensia to determine the appropriate level and mix of incentive compensation, taking into consideration how that mix creates or awards incentives that might lead to excessive risk-taking. In general, the level of an executive's variable compensation opportunity (short-term and long-term incentive compensation) increases with his or her level of responsibility. However, the compensation committee is careful (i) not to increase the variable compensation component to such an extent so as to unduly increase the associated level of risk-taking behavior by our executives and (ii) to select performance criteria for the variable compensation component that aligns individual performance with long-term stockholder interest.

Economic and Risk Considerations

Members of our senior management, including the CEO, CFO and General Counsel, along with members of our Human Resources Department, with oversight by the compensation committee, conducted an assessment of our compensation programs and policies to determine whether the incentives provided by these programs and policies were appropriate or had the potential to encourage excessive risk-taking by our employees. The results of this assessment were discussed at and in conjunction with board and compensation committee meetings held in February and March 2011, and at a special risk review session of the board of directors in July 2011.

The assessment focused on the key terms of the Company's equity compensation and variable cash compensation programs, such as bonus plans. Our compensation programs were analyzed to determine whether they introduced or encouraged excessive risk-taking or other behaviors that could have an adverse impact on our business and whether existing risk mitigation features were sufficient in light of the overall structure and composition of our compensation programs. In particular, the assessment focused on the ability of participants to affect the level of the variable component of their compensation and the controls over participant action and variable compensation. For more general information regarding the features of our compensation plans and programs that have been identified as discouraging or potentially mitigating excessive risk-taking behavior, see the information discussed under the heading "*Compensation Committee*" earlier in this proxy statement.

The compensation committee determined that, for all employees, our compensation programs do not encourage excessive risk-taking and instead encourage behaviors that support sustainable value generation.

Advisory Vote on Executive Compensation

At our 2011 annual meeting of stockholders, our stockholders had the opportunity to provide an advisory vote on the compensation paid to our named executive officers, or a "say-on-pay" vote, and on the frequency with which they believed we should hold future say-on-pay votes. Over 99% of the votes cast by our stockholders approved the compensation of our named executive officers, as disclosed in our 2011 proxy statement. The board of directors and compensation committee reviewed these final vote results and determined that such results affirmed stockholder support of our approach to executive compensation and thus we did not believe any changes to our executive officer compensation program in response to the vote was necessary.

In addition, over 90% of the votes cast by our stockholders at the 2011 annual meeting of stockholders selected three years as the preferred frequency of future say-on-pay votes. Accordingly, our board of directors currently plans on holding its next say-on-pay vote at our 2014 annual meeting of stockholders.

Elements of Executive Compensation

The compensation committee uses a mix of cash and equity compensation, along with severance, health, and other benefits, to develop total compensation packages for our executives that meet our compensation objectives. The elements of our executive compensation program are:

- Base salary;
- Performance-based bonuses;
- Equity incentive awards;
- Severance benefits; and
- Other benefits and perquisites.

Base Salary

The compensation committee reviews and adjusts, as necessary or appropriate, the base salaries of our executives on an annual basis, and makes decisions with respect to the base salaries of new executives at the time of hire. In making its determinations, the compensation committee considers several factors, including our overall financial performance, individual performance, the executive's potential to contribute to our long-term strategic goals, his or her scope of responsibilities and experience and competitive market practices for base salary.

In April 2011, both Mr. Etnyre and Mr. Campbell received increases in their annual base salary of $15,000. In both cases, the raise was intended to bring the base salary compensation of Messrs. Etnyre and Campbell closer to the 50th percentile for base salary compensation for their position in our Peer Group. There were no other base salary changes of our named executive officers in 2011.

Performance-Based Bonuses

We use performance-based bonuses to motivate our executives to achieve our short-term financial and operational goals and to reward exceptional company and individual performance. In 2011, our bonus plan was designed to encourage net sales growth and improve our operating income results, as described below.

Target Bonus Opportunity

For 2011, the target bonus opportunity for our named executive officers ranged from 65 – 100% of their 2011 base salaries (in each case subject to adjustment in the discretion of the board or compensation committee as described below under the heading "*Bonus Award Decisions*"). These target bonus opportunities are established in each executive's employment agreement or offer letter and are based on competitive market practices for each individual's position. The target bonus opportunity for Mr. Chiasson in 2011 was equal to 75% of his 2011 base salary. With respect to Mr. Barbour, it was equal to 100% of his 2011 base salary (prorated for the portion of the year during which he was employed at LeapFrog) and was guaranteed for 2011 because he joined the Company once the 2011 product planning and development cycle was already well under way. With respect to Messrs. Dodd and Chai, the target bonus opportunity was 75% of their 2011 base salary. With respect to Messrs. Campbell and Etnyre, the target bonus opportunity in 2011 was increased from 50% to 65% of their 2011 base salaries to bring their annual bonus compensation closer to the 50th percentile for annual bonus compensation for their position in our Peer Group.

Seventy percent of each executive's target bonus opportunity was allocated to a Company performance component and 30% was allocated to an individual performance component.

Bonus Components	Total Target Bonus Opportunity
Company Performance	70%
Individual Performance	30%
Total	100%

Proxy

The allocation of total bonus opportunity between Company and individual performance for our executives is based on the compensation committee's evaluation of competitive market practices, its assessment of the amount of compensation that should be based on company performance versus individual performance and our philosophy of mitigating excessive risk-taking.

Performance Goals and Achievement

Target Bonus Components.

The Company performance component was based on two financial measures, net sales and operating income, weighted as follows:

Company Goals	Percentage of Total Bonus Component	Percentage of Company Performance Component
Net Sales	21%	30%
Operating Income	49%	70%
Total Bonus	70%	100%

As a proportion of each executive's overall bonus opportunity, the individual performance component accounted for 30% of the total bonus opportunity for each executive, while the net sales measure was equal to 21% and the operating income measure was equal to 49%. The amount payable with respect to each performance component was to be calculated by assessing our 2011 performance against pre-established target levels for each of the financial measures. Each component and its corresponding level of achievement in 2011 is discussed below.

Net Sales Component. With respect to the Company performance component of each executive's target bonus opportunity, 30% depended upon achievement of a specified net sales target level, which was set by the compensation committee when the 2011 bonus plan was approved in April 2011. Threshold, target, and stretch levels for net sales were established based on our 2011 operating plan and data regarding our financial results and business expectations as of that time, including toy industry sales growth projections, Company resources and capabilities, and the inventory of Company products in the mass market retail channel at the end of 2011. In addition, these levels were consistent with the relative risk acceptable to the board of directors in approving the Company's operating plan.

The compensation committee determined that each executive would be eligible for payout of 100% of their target bonus opportunity associated with the net sales measure for the Company performance component if the "target" level was achieved. However, if the target level was not achieved, executives would still be eligible for a payout of 50% of the corresponding target bonus if a lower "threshold" level were achieved. If the threshold level was not achieved, there would be no payout of target bonuses associated with this measure. However, if we exceeded the target level, executives would be eligible for a payout of 150% of the corresponding target bonus if the "stretch" level was achieved. In each instance, net sales achievement between the threshold, target and stretch levels would result in ratable payout eligibility for the net sales measure.

The net sales performance levels and related funding levels for 2011 were as follows:

Performance Levels	Net Sales	Percent of Target Bonus Eligibility
Net sales threshold	$415 million	50%
Net sales target	$435 million	100%
Net sales stretch	$460 million	150%

When it selected net sales as a measure for the 2011 bonus plan, the compensation committee believed that the measure was appropriate because the level of our net sales would be one of the most significant measures of the type of growth necessary to increase long-term stockholder value.

The Company achieved actual net sales of $455 million in 2011, which meant that the executive officers were eligible to receive 140% of the target bonus associated with the net sales measure for the Company performance component.

Operating Income. With respect to the other 70% of the Company performance component of each executive's target bonus opportunity, bonus eligibility depended on the achievement, as of the end of the year, of an operating income target level. As with the net sales measure, threshold, target, and "stretch" levels for operating income were established based on our 2011 operating plan and data regarding our financial results and business expectations as of that time, including toy industry and technology company financial benchmarks for product margin, operating expenses and operating income of as a percentage of net sales, and Company resources and capabilities. In addition, these levels were consistent with the relative risk acceptable to the board of directors in approving the Company's operating plan.

As with the net sales measure, the compensation committee determined that the operating income measure would be funded at a 50% level if the threshold operating income level was achieved, at a 100% level if the target level was achieved and at a 150% level if the stretch level were achieved. If the threshold level was not achieved, this measure would not be funded. In each instance, operating income achievement between the threshold, target and stretch levels would result in ratable funding for the operating income measure.

The operating income performance levels and related funding levels for 2011 were as follows:

Performance Levels	Operating Income	Percent of Target Bonus Eligibility
Operating income threshold	$12 million	50%
Operating income target	$18 million	100%
Operating income stretch	$24 million	150%

When it selected operating income as a measure for the 2011 bonus plan, the compensation committee believed that the measure was appropriate because the level of our operating income would be one of our most significant measures of the sustainability of our business results. While net sales is an important measure of company growth, the operating income financial measure indicates the profitable and sustainable growth necessary to maintain long-term stockholder value. Operating income was weighted more highly than net sales because the board of directors had established improving the profitability of the business as a key priority.

The Company achieved actual operating income of $23.7 million in 2011, which meant that the executive officers were eligible to receive 147% of the target bonus associated with the profitability measure for the Company performance component.

Individual Performance Component. The remaining 30% of the target bonus opportunity consisted of the individual performance component. Executives would be eligible for this portion of their target bonus, based on their individual performance, if the Company achieved $8 million of operating income on a post-bonus basis. This meant that if the Company had sufficient operating income to fund this portion of the bonus pool and still have $8 million in operating income, executives would be eligible for the individual performance component of the target bonus, based on the compensation committee's analysis of their achievement of their individual performance goals.

The Company achieved operating income in excess of $8 million after the proposed funding of this portion of the bonus pool and, as a result, the executive officers were eligible to receive this portion of their target bonus. Individual goals for the executive officers were divided into three categories: (i) Achievement of financial goals relevant to each executive officer's department; (ii) successful execution of specific projects relevant to each executive officer's department and (iii) successful execution of employee-related goals.

Bonus Award Decisions

In February 2012, our CEO, Mr. Barbour, recommended bonus awards for each of our named executive officers (except for himself, or for Messrs. Chiasson and Chai who were no longer employed by the Company at that time) for 2011 consistent with the above formulas. These recommendations were then reviewed and approved by the compensation committee.

The decisions of the compensation committee were based on its analysis of the achievement of the different performance objectives of the company and, individually, for each of the named executive officers. With respect to the Company performance component, the compensation committee determined that our named executive officers were eligible for 145% of their target bonus opportunity (out of a possible 150%) based on achievement of both the net sales and operating income performance goals.

The compensation committee also conducted an evaluation of the individual performance of each named executive officer, primarily with respect to overall achievement of his respective goals for the year, while also taking into consideration any exceptional contributions and impact that his area of responsibility had on the performance of the Company. Under the bonus plan, the board of directors and compensation committee had discretion to vary the amount of the bonus awards paid to our named executive officers, but such discretion was not exercised this year.

Total Bonus Awards. Based on the foregoing, our named executive officers received the following cash bonus awards for 2011:

				2011 Bonus Plan Elements and Payouts		
Name	**Eligible Compensation ($)**	**Target Bonus Opportunity (%)**	**Incentive at Target ($)**	**Company Component ($)**	**Individual Performance Component ($)**	**Total Bonus Paid ($)**
Mr. Chiasson(1)	450,000	75%	337,500	n/a	n/a	n/a
Mr. Barbour(2)	470,689	100%	470,689	478,261	141,207	619,467
Mr. Etnyre	311,875	65%	202,718	205,980	56,559	262,538
Mr. Dodd	408,000	75%	306,000	310,922	87,210	398,132
Mr. Campbell	311,875	65%	202,718	205,980	55,950	261,930
Mr. Chai(3)	361,188	75%	270,891	n/a	n/a	n/a

(1) Mr. Chiasson resigned as CEO of the Company in March 2011 and received a severance payment in connection with his resignation, as described below. In connection with his severance payment, Mr. Chiasson released his rights in any bonus payments for 2011 and therefore was not eligible for a bonus.

(2) Mr. Barbour's employment agreement provided for a guaranteed bonus for 2011 equal to 100% of his base salary. The payout of this portion of his bonus was not dependent upon attainment of the different components of the bonus award. However, the compensation committee determined that the Company's significant overachievement of both the net sales and operating income target performance levels was attributable to the performance of Mr. Barbour and awarded him a bonus of 132% of his eligible base salary.

(3) Mr. Chai's employment with the Company terminated in March 2011. Mr. Chai received a severance payment in connection with his termination, as described below. In connection with his severance payment, Mr. Chai released his rights in any bonus payments for 2011 and therefore was not eligible for a bonus.

Equity Incentive Awards

We believe that equity incentives are an effective way to attract and retain talented executives, to motivate and reward them for outstanding company and individual performance, and to align their interests with those of our stockholders. The compensation committee grants equity awards to our executive officers after taking into consideration our overall performance against short-term and long-term financial and strategic goals, the executive's then-current equity holdings, his or her anticipated future contributions to our success, its assessment of the executive's potential to contribute to the long-term value of our company and an analysis of the equity awards practices of the Peer Group.

Award Mix

Typically, we grant a mix of stock options and restricted stock unit awards, or RSUs, to our executives as part of their initial compensation packages at the time of hire and, thereafter, on an annual basis. These awards are generally subject to time-based vesting requirements.

Stock Options. The compensation committee believes that stock options provide our executives with a strong incentive to ensure long-term corporate performance and the creation of stockholder value. Option grants made to our executive officers have an exercise price equal to 100% of the fair market value on the date of grant of the underlying Class A common stock, as defined under our 2011 EIP.

Restricted Stock Units (RSUs). RSUs represent full-value shares of Class A common stock. Our practice is to grant fewer shares under RSUs as compared to options since RSUs have a greater fair value per share than options. Shares of our Class A common stock are not issued when an RSU award is granted. Instead, once an RSU award vests, one share of our Class A common stock is issued for each vested RSU. During 2011, under our 2011 EIP, when we granted RSUs, we deducted from the pool of shares available for issuance under the plan two shares for each RSU granted, compared to one share deducted for each option share granted.

Award Timing

The timing of equity awards is determined by the compensation committee based on its view, from time to time, regarding the sufficiency of executive equity holdings for purposes of retention and motivation. When granting equity awards, we do not seek to time or select the grant dates for our equity awards in coordination with the release of material non-public information, and we do not have any program, plan, or practice to do so. Our policy regarding equity award grant dates provides that the grant date is to be the 15th day of the month subsequent to the month in which the performance compensation award subcommittee approves an award (or, if not a business day, the next succeeding business day). In the case of new hire awards, the grant date is to be the 15th day of the month subsequent to the month in which the employee commences work if it is later than the month in which the relevant award is approved (or, if not a business day, the next succeeding business day). Accordingly, we generally have 12 pre-established grant dates during any calendar year. This policy also provides that the exercise price of each stock option is to be equal to the closing market price of our Class A common stock on the date of grant.

2011 Equity Awards

In March 2011, Mr. Barbour was granted a nonstatutory stock option and an RSU award in connection with his appointment as the chief executive officer of the Company. Mr. Barbour's stock option vests over four years, with 25% of the option vesting on the one-year anniversary of his hire date and the remaining options vesting in 36 equal monthly installments. His RSU awards vest over four years, with 25% of the units vesting on the one-year anniversary of his hire date and the remaining units vesting in 36 equal monthly installments. After considering their outstanding equity awards and the awards granted in 2010, no other equity awards were granted to the other executive officers in 2011; the compensation committee believed that the existing equity grants were already above the 50th percentile for the peer groups and therefore no additional grants were necessary.

Severance Benefits

Our named executive officers, with the exception of Messrs. Chiasson and Barbour, were eligible to receive payments and benefits under our Executive Management Severance and Change-in-Control Plan, or the Severance Plan.

The Severance Plan is intended to achieve three objectives:

- minimize distraction and risk of departure of our executives and other members of senior management in the event of a potential change-in-control transaction involving the Company;
- provide consistency in benefits among our executives and other members of senior management; and
- align our severance payments and benefits for our executives and other members of senior management with competitive practice.

Under the terms of the Severance Plan, each of our named executive officers (other than Messrs. Chiasson and Barbour) was eligible to receive payments and benefits if we terminated his employment "without cause" or if he resigned for "good reason." In these situations, the Severance Plan provides for the continued payment of base salary for a period of 12 months (paid in semi-monthly installments) and COBRA benefits for a period of 12 months. In the event that the termination of employment occurs during the period beginning three months before and ending 12 months after a change in control of our company, the Severance Plan provides for a lump sum cash payment consisting of an amount equal to 24 months of base salary and an amount equal to 200% of his or her target bonus, COBRA benefits for a period of 24 months and acceleration of vesting of all outstanding unvested stock awards. None of our named executive officers is eligible to receive any tax "gross-up" or other tax payment under the Severance Plan.

In determining the amounts payable under the Severance Plan, the compensation committee took into consideration the severance practices of the companies in our Peer Group. In addition, the compensation committee considered the multi-year nature of our turnaround plan and the historic volatility of our stock price and operating results.

For more information about the terms and conditions of the Severance Plan, as well as the definitions of "cause" and "good reason," and a discussion of the severance benefits for Messrs. Chiasson and Barbour, see "*Potential Payments upon Termination or Change in Control*" below.

Other Benefits and Perquisites

We offer our executives various benefits, including healthcare coverage and the opportunity to participate in our Section 401(k) plan and employee stock purchase plan, on the same general conditions as are made available to all our full-time employees. We do not offer our executives or other employees guaranteed retirement or pension benefits.

In view of the high cost of housing in the San Francisco Bay Area relative to other parts of the country, we have, in the past, offered newly-hired executives reimbursement of relocation expenses and mortgage interest differential payments, where appropriate. Typically, the amount and duration of these payments is negotiated and set forth in the new executive's employment agreement or offer letter. In connection with our hiring Mr. Barbour, we agreed to compensate him for travel and temporary housing assistance in the amount of $150,000, payable in quarterly installments, and provided him with certain other relocation benefits ("Other Relocation Benefits"), including travel for his wife to the San Francisco Bay Area to look for housing, shipment of his personal goods and vehicles from New York to San Francisco. Of the available Other Relocation Benefits, the Company has currently paid $15,869 in temporary housing for Mr. Barbour. Mr. Barbour was also eligible to receive a "tax gross up" for the Other Relocation Benefits, which was not incurred during 2011, and reimbursement for all legal fees actually and reasonably incurred by him in connection with the negotiation, review and finalization of his employment agreement, up to a maximum total reimbursement amount of $10,000, of which $9,675 was paid.

In addition, as a result of relocating from Texas to the San Francisco Bay Area, Mr. Campbell receives a monthly housing stipend of $3,500. The stipend payment began on May 1, 2010 and will continue for two years.

Determination of Mr. Barbour's Initial Compensation Package

Our named executive officers, other than Mr. Barbour, are employed at will. In March 2011, we executed an employment agreement with Mr. Barbour under which he became the Company's new Chief Executive Officer. In connection with the negotiation of Mr. Barbour's employment agreement, the Board drew upon CEO compensation benchmarking data compiled by Compensia. The Board also considered other sources of compensation data relevant to the CEO position, including employment agreements with the Company's prior CEOs and executives and Mr. Barbour's publicly reported compensation at other companies at which he was employed in an executive role. The Board sought to execute an agreement having terms consistent with the available compensation data and the executive compensation philosophy set forth above. The Board further worked with outside legal advisors familiar with executive compensation practices to prepare and negotiate Mr. Barbour's employment agreement.

Tax and Accounting Considerations

Compliance with Internal Revenue Code Section 162(m)

Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to a public reporting company for compensation exceeding $1 million paid to its chief executive officer and its three other most highly-compensated executive officers (other than its chief financial officer). This limitation applies only to compensation that is not considered to be "performance-based."

Our 2011 EIP, includes various provisions designed to allow us to qualify stock options and other equity awards as "performance-based" compensation under Section 162(m), including a limitation on the maximum number of shares subject to awards that may be granted to an individual under the plan in any one year. The 2011 EIP currently includes a limit of 3.5 million shares as the maximum number of shares subject to awards that may be granted to an individual under the plan in any one year. Generally, we intend to grant stock options to our executives in a manner that satisfies the requirements for "performance-based" compensation to avoid any deduction disallowance for these awards under Section 162(m). In addition, the 2011 EIP provides for performance based cash compensation of up to $1 million per individual. We may elect to grant performance based cash awards under the 2011 EIP to our executive officers in the future.

The compensation committee believes that it is appropriate for us to retain the flexibility to pay compensation that is not necessarily deductible if it deems such compensation to be in the best interests of our company and stockholders. Accordingly, from time to time, we may pay compensation to our executives that is not deductible, including cash bonuses and equity awards.

REPORT OF THE COMPENSATION COMMITTEE[2]

The compensation committee has reviewed and discussed with management the CD&A contained in this proxy statement. Based on this review and discussion, the compensation committee has recommended to the board of directors that the CD&A be included in this proxy statement and incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended December 31, 2011.

Compensation Committee

David C. Nagel (Chair)
Stanley E. Maron
E. Stanton McKee
Philip B. Simon

(2) The material in this report is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference into any filing of LeapFrog under the Securities Act or the Exchange Act, other than LeapFrog's Annual Report on Form 10-K, where it shall be deemed to be "furnished," whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing.

Summary Compensation Information

The following table presents the compensation awarded, paid to or earned by, our named executive officers. The named executive officers for 2011 are our CEO from March through December 2011, our CEO from January through March 2011, our CFO, our two other most highly compensated executive officers who were serving as executive officers at the end of 2011 and one former executive officer who would have been one of the three other most highly compensated executive officers had he been serving as an executive officer at the end of 2011. The table shows compensation for 2011 and, where the individual was a named executive officer in the relevant prior year, 2010 and 2009.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary Received ($)	Bonus ($)*	Stock Awards ($)[1]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)*	All Other Compensation ($)	Total Compensation ($)
John Barbour Chief Executive Officer[3]	2011	470,689	470,689	685,500	1,888,700	148,778[4]	198,059[5]	3,862,415
William B. Chiasson Former Chief Executive Officer[6]	2011	132,116	—	16,667	81,116	—	629,292[7]	859,191
	2010	427,133	—	948,000	522,945	120,452[8]	—	2,018,530
	2009	312,800	—	—	387,833	37,536[9]	2,000[10]	740,169
Mark Etnyre[11] Chief Financial Officer	2011	311,875	—	—	—	262,538[4]	—	574,413
	2010	291,667	—	757,750	—	54,833[8]	5,000[12]	1,109,250
William K. Campbell President, Americas Sales	2011	311,875	—	—	—	261,930[4]	42,000[13]	615,805
	2010	290,675	—	1,070,000	—	47,380[8]	38,413[14]	1,446,468
	2009	244,050	—	—	254,108	29,286[9]	2,000[10]	529,444
Michael J. Dodd President and Chief Operating Officer	2011	408,000	—	—	—	398,132[4]	—	806,132
	2010	349,033	306,000	1,824,000	—	—	—	2,479,033
	2009	292,200	—	—	433,467	35,064[9]	—	760,731
Michael Chai[15] Former Executive Vice President, Product Development and Engineering	2011	131,945	—	—	—	—	210,693[16]	342,638
	2010	316,040	270,891	1,368,000	—	—	—	1,954,931

* The amounts reported in the "Bonus" column represent guaranteed bonus payments made pursuant to employment agreements or similar arrangements with the executive officer. As required under the applicable rules of the SEC, performance-based bonus payments are reported in the "Non-Equity Incentive Plan Compensation" column, to the extent that they are based upon satisfaction of pre-established performance conditions the outcome of which was substantially uncertain.

(1) The amount reported in the "Stock Awards" column is based on the grant date fair value computed in accordance with FASB ASC Topic 718. The assumptions made in the valuation of the option awards are discussed in Note 13, "Stock-Based Compensation," of the Notes to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2011.

(2) The amount reported in the "Option Awards" column is based on the grant date fair value computed in accordance with FASB ASC Topic 718. The assumptions made in the valuation of the option awards are discussed in Note 13, "Stock-Based Compensation," of the Notes to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2011. To the extent that option awards were granted as part of our value-for-value stock option exchange program in 2009, the amounts reported for such option awards are their incremental fair values as of the date of the exchange, calculated in accordance with FASB ASC Topic 718. The option exchange programs were designed to result in no incremental accounting cost for the new options issued in the exchange and, as a result, the incremental fair value of such options was generally approximately zero.

(3) Mr. Barbour was appointed as our Chief Executive Officer in March 2011.

(4) The amount reported is the sum of bonus payments to such individual under our 2011 bonus plan for company achievement of financial targets and personal achievement of individual performance goals.

(5) The amount reported consists of compensation for Mr. Barbour for travel and temporary housing assistance in the amount of $150,000, payments for temporary housing in the amount of $15,869, relocation expense paid to a moving company of $18,000 as well as certain other benefits pursuant to his employment agreement, which include legal fees related to the negotiation of his employment agreement and annual life insurance premiums.

(6) Mr. Chiasson resigned as our Chief Executive Officer in March 2011.

(7) Mr. Chiasson received $590,625 in severance payment in connection with his resignation as our Chief Executive Officer in March 2011. Mr. Chiasson also received $38,667 in non-employee director fees during 2011 for his role as Chairman of our board of directors beginning on March 2011.

(8) The amount reported is the sum of bonus payments to such individual under our 2010 bonus plan for company achievement of financial targets and personal achievement of individual goals.

(9) The amount reported is the sum of bonus payments to such individual under our 2009 bonus plan for company achievement of quarterly cash balance targets in the first, second and third quarters of 2009.

(10) The amount reported represents matching contributions to such individual's Section 401(k) retirement savings account.

(11) Mr. Etnyre was not a named executive officer in 2009.

(12) As a relocation benefit, Mr. Etnyre received a $2,000 per month mortgage interest subsidy for the first two years of home ownership in the San Francisco Bay Area. The final subsidy payment was made on March 15, 2010.

(13) As a result of relocating from Texas to the San Francisco Bay Area, Mr. Campbell is receiving a monthly housing stipend of $3,500. The stipend payment began on May 1, 2010 and will continue for two years.

(14) As a result of relocating from Texas to the San Francisco Bay Area, Mr. Campbell is receiving a monthly housing stipend of $3,500. The stipend payment began on May 1, 2010 and will continue for two years. In 2010, Mr. Campbell received monthly housing stipends in the amount of $28,000. In 2010, the Company also paid $10,413 in moving expenses on Mr. Campbell's behalf which was taxable to him.

(15) Mr. Chai's employment with the Company terminated in March 2011.

(16) Mr. Chai received $210,693 in severance payment in connection with the termination of his employment in March 2011.

Grants of Plan-Based Awards

The following table presents, for the fiscal year ended December 31, 2011, certain information regarding grants of plan-based awards to our named executive officers.

GRANTS OF PLAN-BASED AWARDS

Name	Grant Date[(1)]	Approval Date of Grant[(1)]	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)[(2)]	Closing Market Price on Grant Date ($/Sh)[(2)]	Grant Date Fair Value of Stock and Option Awards ($)[(3)]
John Barbour.	3/7/2011	2/28/2011	150,000[(4)]		0.00	4.39	658,500
	3/7/2011	2/28/2011	—	850,000[(4)]	4.39	4.39	1,888,700
William B. Chiasson. .	7/1/2011		3,876[(5)]	—	0.00	4.30	16,667
	7/1/2011		—	7,758[(6)]	4.30	4.30	16,667
	7/1/2011		—	30,000[(7)]	4.30	4.30	64,449
Mark A. Etnyre	—	—	—	—	—	—	—
William K. Campbell .	—	—	—	—	—	—	—
Michael J. Dodd	—	—	—	—	—	—	—

(1) Our board of directors has adopted a policy regarding the grant dates of stock options and stock-based awards under which the grant date of awards to our named executive officers will be the 15th day of the month subsequent to the month in which the award is approved by the board or compensation committee (or the next succeeding business day that the NYSE is open). In 2011, pursuant to his employment agreement, Mr. Barbour was granted stock options on the first day of his employment with the Company. On July 1, 2011, Mr. Chiasson received grants as a non-employee director of the Company pursuant to the Company's director compensation policy, described above under the heading *Discussion of Director Compensation.*

(2) As provided in the Prior Plan, we grant options to purchase shares of our Class A common stock at an exercise price equal to the closing market price of our Class A common stock on the date of grant.

(3) Represents the full fair value of the option or stock award computed as of the grant date in accordance with FASB ASC Topic 718. See Note 12 of Notes to Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2010 for a discussion of assumptions made in determining the grant date fair value and compensation expense of equity awards.

(4) In March 2011, Mr. Barbour was granted a nonstatutory stock option to purchase 850,000 shares and an RSU award of 150,000 shares in connection with his appointment as the chief executive officer of the Company. Mr. Barbour's stock options and RSU award each vest over four years, with 25% of the options and units vesting on March 7, 2012 and the remaining options and RSUs vesting in 36 equal monthly installments

(5) Mr. Chiasson received a pro-rated annual grant of restricted stock unit awards in July 2011 under our Amended and Restated 2002 Non-employee Directors' Stock Award Plan. This award vests on the last day of the month prior to the month of the Company's 2012 annual meeting of shareholders.

(6) Mr. Chiasson received an initial grant of options in July 2011 under our Amended and Restated 2002 Non-employee Directors' Stock Award Plan. The initial grant vests over three years in 36 equal monthly installments beginning on April 7, 2011.

(7) Mr. Chiasson received a pro-rated annual grant of options in July 2011 under our Amended and Restated 2002 Non-employee Directors' Stock Award Plan. The annual grant award vests on the last day of the month prior to the month of the Company's 2012 annual meeting of shareholders.

Employment Arrangements

Our named executive officers are employed at will. In recent years, only the individual serving as our chief executive officer has had an employment agreement with the Company.

William B. Chiasson

Mr. Chiasson, our CEO until March 2011, had an employment agreement which was negotiated and approved by our board of directors when he was appointed as the Company's CEO in March 2010. Mr. Chiasson's employment agreement provided for an annual base salary of $450,000 and an annual performance-based bonus for each Company fiscal year with a target of 75%, and maximum of 150%, of his base salary for such fiscal year. The employment agreement also provided for him to receive an option to purchase 150,000 shares of the Company's common stock and a restricted stock unit award covering 150,000 shares of common stock. The stock option was to vest in 48 equal monthly installments beginning on March 1, 2010, and one-half of the restricted stock unit award vested on March 1, 2011, with the other half to vest in 12 equal monthly installments beginning on April 1, 2011.

In March 2011, Mr. Chiasson stepped down as our CEO and became a non-employee director and the chairman of our board of directors. In connection with his transition from an employee to a non-employee director, we entered into an employment resignation and transition agreement with Mr. Chiasson, or the Transition Agreement, pursuant to which we agreed to pay Mr. Chiasson (i) all accrued salary and all accrued and unused vacation benefits and (ii) $787,500, in 12 equal monthly installments. These amounts were determined in accordance with the terms of Mr. Chiasson's employment agreement. In addition, Mr. Chiasson's outstanding equity awards continued to vest until March 15, 2011 and the stock options are exercisable for one year following the date his service as a member of the board of directors terminates. Pursuant to the terms of the Transition Agreement, the parties agreed to release each other from any and all claims that they may have against each other. For the actual compensation paid to Mr. Chiasson during the year, please see the "*Summary Compensation Table*" and the related footnotes.

John Barbour

Mr. Barbour joined the Company as our Chief Executive Officer in March 2011. He has an employment agreement with the Company which was negotiated and approved by our board of directors at that time. Mr. Barbour's employment agreement provides for an annual base salary for Mr. Barbour in the amount of $575,000 and an annual performance-based target bonus of $575,000 per year. Mr. Barbour was guaranteed an incentive compensation payment for 2011 that was equal to 100% of his base salary, prorated based on the portion of the calendar year in which he was employed by the Company. Mr. Barbour is eligible to receive an additional bonus for exemplary performance pursuant to stretch-level objectives to be determined by our board of directors in its discretion. In addition, Mr. Barbour was entitled to receive travel and temporary housing assistance in the amount of $150,000, payable in quarterly installments, and certain relocation benefits. Mr. Barbour's employment agreement also provided for him to receive a grant of a non-qualified stock options to purchase 850,000 shares of the Class A common stock, and a restricted stock unit award covering 150,000 shares of Common Stock. These equity awards provide that one-fourth (1/4) of the shares subject to the each award vest (and, in the case of the RSU, be delivered) upon completion of one year of continuous employment service, and one forty-eighth of the shares subject to each award vest (and, in the case of the RSUs, be delivered) upon completion of each month of continuous employment service thereafter.

Pursuant to their employment agreements, both Mr. Chiasson and Mr. Barbour were eligible for vesting acceleration rights and other severance payments and benefits upon certain terminations of employment or in connection with a change in control of the Company. A summary of these arrangements is set forth below in the section entitled "*Potential Payments Upon Termination or Change In Control.*"

Outstanding Equity Awards at Fiscal Year End

The following table presents, for the fiscal year ended December 31, 2011, certain information regarding outstanding equity awards held by our named executive officers at December 31, 2011.

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2011

	Option Awards[1]				Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
John Barbour	—	—	—	—	150,000[3]	838,500		
	—	850,000[4]		3/07/2021				
William B. Chiasson . . .	—	—	—	—	3,876[5]	21,667		
	42,459	—[6]	3.79	11/11/2014				
	11,456	—[7]	3.79	8/1/2015				
	9,873	—[8]	3.79	3/27/2016				
	52,084	—[9]	3.79	10/30/2016				
	19,361	—[10]	3.79	10/30/2016				
	15,013	—[11]	3.79	10/30/2016				
	13,574	—[12]	3.79	9/17/2017				
	21,106	—[13]	3.79	9/15/2018				
	115,912	—[14]	2.75	5/15/2019				
	37,500	—[15]	6.32	3/15/2020				
	7,500	22,500[16]	4.30	7/1/2021				
	—	7,758[17]	4.30	7/1/2021				
Mark A. Etnyre	—	—			93,750[18]	524,063		
	90,502	—[19]	3.79	1/15/2018				
	7,397	1,707[20]	3.79	9/15/2018				
	33,325	18,275[14]	2.75	5/15/2019				
	18,229	16,771[21]	4.04	11/16/2019				
Michael J. Dodd	—	—	—	—	212,500[22]	1,678,875		
	11,560	—[23]	3.79	4/18/2015				
	7,481	—[24]	3.79	3/27/2016				
	44,909	—[25]	3.79	10/30/2016				
	17,235	—[26]	3.79	10/30/2016				
	13,680	—[27]	3.79	10/30/2016				
	23,838	—[28]	3.79	9/17/2017				
	28,649	6,612[29]	3.79	9/15/2018				
	149,897	82,203[14]	2.75	5/15/2019				
	18,229	16,771[30]	4.04	11/16/2019				
Michael Y. Chai[31]	—	—	—	—				

Name	Option Awards[1]				Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
William K. Campbell . . .	—	—	—	—	109,375[32]	611,406		
	587	—[33]	3.79	04/08/2012				
	1,883	—[34]	3.79	02/12/2013				
	903	—[35]	3.79	05/19/2014				
	6,352	—[36]	3.79	04/12/2015				
	35,927	—[37]	3.79	10/30/2016				
	13,788	—[38]	3.79	10/30/2016				
	10,944	—[39]	3.79	10/30/2016				
	4,907	—[40]	3.79	03/15/2017				
	15,892	—[41]	3.79	09/17/2017				
	11,405	2,633[42]	3.79	09/15/2018				
	92,014	58,686[14]	2.75	05/15/2019				

(1) All options reported in the table were granted under our Prior Plan except as footnoted below for certain grants to Mr. Chiasson. Grants to Mr. Chiasson in 2011 were granted under our Amended and Restated 2002 Non-employee Directors' Stock Award Plan.

(2) Calculated by multiplying the closing market price of our Class A common stock as reported by the NYSE for December 31, 2011, $5.59 per share, by the number of shares of restricted stock that had not vested as of December 31, 2011.

(3) Represents 150,000 restricted stock units that vest over a four-year period, with 25% of the shares subject to the option vesting on the one-year anniversary of the vesting commencement date which was March 7, 2011, and in 36 equal monthly installments thereafter.

(4) Option vests over a four-year period, with 25% of the shares subject to the option vesting on the one-year anniversary of the vesting commencement date which was March 7, 2011, and in 36 equal monthly installments thereafter.

(5) Award was granted under our Amended and Restated 2002 Non-employee Director Stock Award Plan. Represents 3,876 restricted stock units or awards that vest on the last day of the month prior to our 2012 annual meeting of shareholders.

(6) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 81,414 shares originally issued June 9, 2008 under the Prior Plan. Option is fully vested and exercisable. With respect to Mr. Chiasson's Prior Plan grants, see "Employment Arrangements" above for information regarding vesting and exercisability of Mr. Chiasson's awards upon his resignation as our CEO.

(7) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 20,810 shares originally issued June 9, 2008 under the Prior Plan. Option is fully vested and exercisable. With respect to Mr. Chiasson's Prior Plan grants, see "Employment Arrangements" above for information regarding vesting and exercisability of Mr. Chiasson's awards upon his resignation as our CEO.

(8) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 16,495 shares originally issued June 9, 2008 under the Prior Plan. Option is fully vested and exercisable. With respect to Mr. Chiasson's Prior Plan grants, see "Employment Arrangements" above for information regarding vesting and exercisability of Mr. Chiasson's awards upon his resignation as our CEO.

(9) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 85,836 shares originally issued June 9, 2008 under the Prior Plan. Option is fully vested and exercisable. With respect to Mr. Chiasson's Prior Plan grants, see "Employment Arrangements" above for information regarding vesting and exercisability of Mr. Chiasson's awards upon his resignation as our CEO.

(10) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 42,193 shares originally issued June 9, 2008 under the Prior Plan. Option is fully vested and exercisable. With respect to Mr. Chiasson's Prior Plan grants, see "Employment Arrangements" above for information regarding vesting and exercisability of Mr. Chiasson's awards upon his resignation as our CEO.

(11) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 41,516 shares originally issued June 9, 2008 under the Prior Plan. Option is fully vested and exercisable. With respect to Mr. Chiasson's Prior Plan grants, see "Employment Arrangements" above for information regarding vesting and exercisability of Mr. Chiasson's awards upon his resignation as our CEO.

(12) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 20,000 shares originally issued September 17, 2007 under the Prior Plan. Option vests in 48 equal monthly installments from the vesting commencement date, which was September 17, 2007. With respect to Mr. Chiasson's Prior Plan grants, see "Employment Arrangements" above for information regarding vesting and exercisability of Mr. Chiasson's awards upon his resignation as our CEO.

(13) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 51,000 shares originally issued September 15, 2008 under the Prior Plan. Option vests in 48 equal monthly installments from the vesting commencement date, which was September 15, 2008. With respect to Mr. Chiasson's Prior Plan grants, see "Employment Arrangements" above for information regarding vesting and exercisability of Mr. Chiasson's awards upon his resignation as our CEO.

(14) No portion of the option would vest until the average closing price of our Class A common stock on the NYSE across all trading days during a consecutive 90-day period that occurred after the grant date and during the term of the option equaled or exceeded $4.00 per share. This price condition was satisfied in March 2010. In addition, the option will vest over four years with 25% of the option shares vesting on the first anniversary of the vesting commencement date and the remainder of the option shares vesting in equal monthly installments thereafter. With respect to Mr. Chiasson's Prior Plan grants, see "Employment Arrangements" above for information regarding vesting and exercisability of Mr. Chiasson's awards upon his resignation as our CEO.

(15) Option vests over a four-year period in 48 equal monthly installments from the vesting commencement date, which was March 1, 2010. With respect to Mr. Chiasson's Prior Plan grants, see "Employment Arrangements" above for information regarding vesting and exercisability of Mr. Chiasson's awards upon his resignation as our CEO.

(16) Option was granted under our Amended and Restated 2002 Non-employee Director Stock Award Plan. The option vests over a three-year period in 36 equal monthly installments.

(17) Option was granted under our Amended and Restated 2002 Non-employee Director Stock Award Plan. The option vests on the last day of the month prior to the company's 2012 annual meeting of shareholders.

(18) Represents 12,500 restricted stock units that vest at the rate of 25% of the shares subject to the award on each of the four subsequent anniversaries of the grant date of January 15, 2008; 6,250 restricted stock units that vest at the rate of 50% of the shares subject to the award one year from the vesting commencement date, which was March 15, 2010, and in 12 equal monthly installments thereafter; and 75,000 restricted stock units that vest at the rate of 50% of the shares subject to the award on January 1, 2012 and in 12 equal monthly installments thereafter.

(19) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 100,000 shares originally issued January 15, 2008, under the Prior Plan. Option vests over a four-year period, with 25% of the shares subject to the option vesting on the one-year anniversary of the vesting commencement date, which was December 21, 2007, and in 36 equal monthly installments thereafter.

(20) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 13,750 shares originally issued September 15, 2008 under the Prior Plan. Option vests in 48 equal monthly installments from the vesting commencement date, which was September 15, 2008.

(21) Option vests over a four-year period, with 25% of the shares subject to the option vesting on the one-year anniversary of the vesting commencement date which was November 16, 2009, and in 36 equal monthly installments thereafter.

(22) Represents 12,500 restricted stock units that vest at the rate of 50% of the shares subject to the award one year from the vesting commencement date, which was March 15, 2010, and in 12 equal monthly installments thereafter; and 200,000 restricted stock units that vest at the rate of 50% of the shares subject to the award on January 1, 2012 and in 12 equal monthly installments thereafter.

(23) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 25,000 shares originally issued April 18, 2005 under the Prior Plan. Option is fully vested and exercisable.

(24) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 15,000 shares originally issued March 27, 2006 under the Prior Plan. Option is fully vested and exercisable.

(25) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 75,000 shares originally issued October 30, 2006 under the Prior Plan. Option is fully vested and exercisable.

(26) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 37,500 shares originally issued October 30, 2006 under the Prior Plan. Option is fully vested and exercisable.

(27) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 37,500 shares originally issued October 30, 2006 under the Prior Plan. Option is fully vested and exercisable.

(28) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 30,000 shares originally issued September 17, 2007 under the Prior Plan. Option vests in 48 equal monthly installments from the vesting commencement date, which was September 17, 2007.

(29) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 53,250 shares originally issued September 15, 2008 under the Prior Plan. Option vests in 48 equal monthly installments from the vesting commencement date, which was September 15, 2008.

(30) Option vests over a four-year period, with 25% of the shares subject to the option vesting on the one-year anniversary of the vesting commencement date which was November 16, 2009, and in 36 equal monthly installments thereafter.

(31) Mr. Chai left the Company in March 2011 and has no outstanding options or awards.

(32) Represents 9,375 restricted stock units that vest at the rate of 50% of the shares subject to the award one year from the vesting commencement date, which was March 15, 2010, and in 12 equal monthly installments thereafter; and 100,000 restricted stock units that vest at the rate of 50% of the shares subject to the award on January 1, 2012 and in 12 equal monthly installments thereafter.

(33) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 3,334 shares originally issued July 25, 2002 under the Prior Plan. Option is fully vested and exercisable.

(34) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 20,000 shares originally issued February 12, 2003 under the Prior Plan. Option is fully vested and exercisable.

(35) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 5,900 shares originally issued May 19, 2004 under the Prior Plan. Option is fully vested and exercisable.

(36) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 14,500 shares originally issued April 12, 2005 under the Prior Plan. Option is fully vested and exercisable.

(37) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 60,000 shares originally issued October 30, 2006 under the Prior Plan. Option is fully vested and exercisable.

(38) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 30,000 shares originally issued October 30, 2006 under the Prior Plan. Option is fully vested and exercisable.

(39) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 30,000 shares originally issued October 30, 2006 under the Prior Plan. Option is fully vested and exercisable.

(40) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 9,000 shares originally issued March 15, 2007 under the Prior Plan. Option is fully vested and exercisable.

(41) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 20,000 shares originally issued September 17, 2007 under the Prior Plan. Option vests in 48 equal monthly installments from the vesting commencement date, which was September 17, 2007.

(42) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 21,200 shares originally issued September 15, 2008 under the Prior Plan. Option vests in 48 equal monthly installments from the vesting commencement date, which was September 15, 2008.

Option Exercises and Stock Vested

The following table presents, for the fiscal year ended December 31, 2011, certain information regarding option exercises and the vesting of stock awards during the last fiscal year with respect to our named executive officers.

OPTION EXERCISES AND STOCK VESTED

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
John Barbour	—	—	—	—
William B. Chiasson	—	—	75,000	327,750(1)
Mark A. Etnyre	—	—	12,500	53,500(2)
	—	—	25,000	109,000(3)
	—	—	2,083	9,082(4)
	—	—	2,083	9,519(5)
	—	—	2,084	8,065(6)
	—	—	2,083	8,582(7)
	—	—	2,083	6,249(8)
	—	—	2,084	7,377(9)
	—	—	2,083	7,582(10)
	—	—	2,083	10,019(11)
	—	—	2,084	12,275(12)
William K. Campbell	—	—	37,500	163,500(3)
	—	—	3,125	13,625(4)
	—	—	3,125	14,281(5)
	—	—	3,125	12,094(6)
	—	—	3,125	12,875(7)
	—	—	3,125	9,375(8)
	—	—	3,125	11,063(9)
	—	—	1,250	4,600(13)
	—	—	3,125	11,375(10)
	—	—	3,125	15,031(11)
	—	—	3,125	18,406(12)
Michael J. Dodd	—	—	50,000	218,000(3)
	—	—	4,166	18,164(4)
	—	—	4,167	19,043(5)
	—	—	4,167	16,126(6)
	—	—	4,166	17,164(7)
	—	—	4,167	12,501(8)
	—	—	4,167	14,751(9)
	—	—	2,500	9,200(13)
	—	—	4,166	15,164(10)
	—	—	4,167	20,043(11)
	—	—	4,167	24,544(12)
Michael Y. Chai,	30,000	85,200(14)	37,500	163,500(3)
	27,900	41,850(15)	—	—
	8,333	1,750(16)	—	—
	105,189	48,387(17)	—	—
	13,900	20,850(18)	—	—

(1) Calculated by multiplying the closing market price as reported on the NYSE of our Class A common stock on the date the stock award vested, or $4.37 per share on March 1, 2011, by the number of shares acquired on vesting.

(2) Calculated by multiplying the closing market price as reported on the NYSE of our Class A common stock on the last trading day prior to the weekend vesting date of the stock award, or $4.28 per share on January 14, 2011, by the number of shares acquired on vesting.

(3) Calculated by multiplying the closing market price as reported on the NYSE of our Class A common stock on the date the stock award vested, or $4.36 per share on March 15, 2011, by the number of shares acquired on vesting.

(4) Calculated by multiplying the closing market price as reported on the NYSE of our Class A common stock on the date the stock award vested, or $4.36 per share on April 15, 2011, by the number of shares acquired on vesting.

(5) Calculated by multiplying the closing market price as reported on the NYSE of our Class A common stock on the last trading day prior to the weekend vesting date of the stock award, or $4.57 per share on May 13, 2011, by the number of shares acquired on vesting.

(6) Calculated by multiplying the closing market price as reported on the NYSE of our Class A common stock on the date the stock award vested, or $3.87 per share on June 15, 2011, by the number of shares acquired on vesting.

(7) Calculated by multiplying the closing market price as reported on the NYSE of our Class A common stock on the date the stock award vested, or $4.12 per share on July 15, 2011, by the number of shares acquired on vesting.

(8) Calculated by multiplying the closing market price as reported on the NYSE of our Class A common stock on the date the stock award vested, or $3.00 per share on August 15, 2011, by the number of shares acquired on vesting.

(9) Calculated by multiplying the closing market price as reported on the NYSE of our Class A common stock on the date the stock award vested, or $3.54 per share on September 15, 2011, by the number of shares acquired on vesting.

(10) Calculated by multiplying the closing market price as reported on the NYSE of our Class A common stock on the last trading day prior to the weekend vesting date of the stock award, or $3.64 per share on October 14, 2011, by the number of shares acquired on vesting.

(11) Calculated by multiplying the closing market price as reported on the NYSE of our Class A common stock on the date the stock award vested, or $4.81 per share on November 15, 2011, by the number of shares acquired on vesting.

(12) Calculated by multiplying the closing market price as reported on the NYSE of our Class A common stock on the date the stock award vested, or $5.89 per share on December 15, 2011, by the number of shares acquired on vesting.

(13) Calculated by multiplying the closing market price as reported on the NYSE of our Class A common stock on the last trading day prior to the weekend vesting date of the stock award, or $3.68 per share on September 16, 2011, by the number of shares acquired on vesting.

(14) Calculated by multiplying the sales price as reported by the broker at the time of exercise on the date the stock option was exercised, or $4.25 per share on May 4, 2011, by the number of shares exercised less the option exercise price, calculated by multiplying the option exercise price of $1.41 per share by the number of shares exercised. footnote is

(15) Calculated by multiplying the sales price as reported by the broker at the time of exercise on the date the stock option was exercised, or $4.25 per share on May 4, 2011, by the number of shares exercised less the option exercise price, calculated by multiplying the option exercise price of $2.75_per share by the number of shares exercised.

(16) Calculated by multiplying the sales price as reported by the broker at the time of exercise on the date the stock option was exercised, or $4.25 per share on May 6, 2011, by the number of shares exercised less the option exercise price, calculated by multiplying the option exercise price of $4.04 per share by the number of shares exercised.

(17) Calculated by multiplying the sales price as reported by the broker at the time of exercise on the date the stock option was exercised, or $4.25 per share on May 6, 2011, by the number of shares exercised less the option exercise price, calculated by multiplying the option exercise price of $3.79 per share by the number of shares exercised.

(18) Calculated by multiplying the sales price as reported by the broker at the time of exercise on the date the stock option was exercised, or $4.25 per share on May 6, 2011, by the number of shares exercised less the option exercise price, calculated by multiplying the option exercise price of $2.75 per share by the number of shares exercised.

Pension Benefits

We did not sponsor any defined benefit pension or other actuarial plan for our executive officers, including the named executive officers, during 2011.

Nonqualified Deferred Compensation

We did not maintain any nonqualified defined contribution or other deferred compensation plans or arrangements for our executive officers, including the named executive officers, during 2011.

Potential Payments Upon Termination or Change in Control

Our Executive Management Severance and Change-in-Control Plan, or the Severance Plan, was approved by the compensation committee in 2007. Under the Severance Plan, certain of our executive officers may receive payments and benefits in the event of their termination of employment under specified circumstances, including in connection with a change in control of the Company. Mr. Chiasson did not participate in the Severance Plan, but was instead eligible to receive payments and benefits under the terms of the severance and change-in-control provisions in his employment agreement until his resignation in March 2011. Mr. Barbour did not participate in the Severance Plan, but is instead eligible to receive payments and benefits under the terms of the severance and change-in-control provisions in his employment agreement.

The specific terms and conditions of these agreements and the estimated payments and benefits for all of our named executive officers are described below and are based on the assumption that a triggering event occurred on December 31, 2011 and assume a price per share of our Class A common stock of $5.59, which was the price of our Class A common stock reported by the NYSE at the close of market on December 31, 2011. With respect to the estimated or potential value of stock options that are accelerated and/or have extended exercise periods in connection with a named executive officer's termination of employment or a change in control of the Company, the actual value of the amount realized, if any, from their stock options will depend upon the extent to which the market value of our Class A common stock exceeds the exercise price on the date the option is exercised. Due to the number of factors that affect the nature and amounts of compensation and benefits provided upon the events discussed below, the amounts paid or distributed upon the actual occurrence of a triggering event may be different from the amounts set forth below.

John Barbour

In February 2011, we entered into an employment agreement with Mr. Barbour pursuant to which he is eligible to receive certain payments and benefits if his employment is terminated under certain circumstances. Upon a termination of Mr. Barbour's employment by us without cause, or by Mr. Barbour for good reason, he is eligible to receive (i) 18 months of base salary, (ii) a payment equal to one and one-half times his target bonus opportunity for the calendar year in which the termination occurred and (iii) a prorated portion of the target bonus for the year in which the termination occurs, payable on the customary bonus payment date. In addition, Mr. Barbour will be credited with one year of additional employment service toward vesting of his initial stock options and restricted stock unit awards and all vested stock options held by Mr. Barbour, or the Barbour Awards, will remain exercisable for one year following the termination date.

Assuming, for purposes of illustration, termination of employment as of December 31, 2011 and exercise of the Barbour Awards on the same date, the base salary component of the severance would have been $862,500, the bonus payment component would have been $862,500 and, based on exercise price of the Barbour Options of $5.59 per share, the closing market price of our Class A common stock as reported by the NYSE for December 30, 2011, the potential realizable value of all vested options and RSUs as of that date would have been $813,094, for a total severance amount of $2,538,094.

Under the terms of Mr. Barbour's employment agreement, the term "cause" means:

- commission of a willful act of fraud, embezzlement or misappropriation against or involving the Company;
- conviction, or entry of a guilty or no contest plea, for any felony involving moral turpitude or dishonesty;
- commission of an act or failure to commit an act, involving the Company that would amount to willful misconduct, wanton misconduct, gross negligence or a material breach of Mr. Barbour's employment agreement and which results or is reasonably likely to result in significant harm to the Company; or
- willful failure to perform the responsibilities and duties set forth in the employment agreement for a period of ten business days following receipt of written notice from the Company regarding such failure.

Under the terms of Mr. Barbour's employment agreement, "good reason" means:

- a material diminution in his authority, duties or responsibilities;
- the requirement that Mr. Barbour report to an officer or other employee of the Company rather than the board of directors;
- a material reduction in Mr. Barbour's base salary;
- a change in the geographic location of his workplace by more than 50 miles or an increase in his commute in excess of thirty miles
- the expiration of Mr. Barbour's term as a member of the board of directors without his re-election; or
- a material breach by the Company of his employment agreement.

Under his employment agreement, upon the occurrence of a change in control of the Company, we would be required to accelerate the vesting of any outstanding equity awards then held by Mr. Barbour such that all of his equity awards would vest as of the date of the change in control. Assuming that a change in control of the Company occurred on December 31, 2011 and that all of Mr. Barbour's outstanding stock options were exercised on the same date, based on exercise price of $5.59 per share, the closing market price of our Class A common stock as reported by the NYSE for December 30, 2011, the potential realizable value of the additional options and restricted stock unit awards which would have vested because of a change in control would have been $1,858,500. In addition, if during the two-year period following a change in control of the Company, Mr. Barbour's employment were terminated without cause or by Mr. Barbour for "good reason," we would be required to pay to Mr. Barbour: (i) 24 months of base salary and (ii) a payment equal to two times his target bonus opportunity for the calendar year in which the termination occurred. For purposes of the foregoing discussion, a change-in-control transaction will be deemed to have occurred if any person or entity (other than Larry Ellison, Michael Milken, Lowell Milken or any combination of the foregoing) acquires at least a majority of the combined voting power of our outstanding securities, or upon our merger or consolidation, adoption by our stockholders of a plan of dissolution or liquidation or the sale or transfer of substantially all of our assets. The base salary component of the severance be $1,150,000, the bonus payment component would have been $1,150,000 and, together with the above value of his stock awards, the total severance amount would be $4,158,500.

To receive any of the payments and benefits described above, Mr. Barbour would be required to execute a release of claims against the Company.

William B. Chiasson

Mr. Chiasson was our CEO until his resignation in March 2011. Mr. Chiasson's employment agreement with us provided he would be entitled to certain payments and benefits if his employment was terminated by us without cause or by Mr. Chiasson for good reason. Upon such a termination of employment, Mr. Chiasson, would have been entitled to receive (i) 12 months of base salary and (ii) a payment equal to his target bonus opportunity for the calendar year in which the termination occurred. In addition, all vested stock options held by Mr. Chiasson, or the Chiasson Options, would have remained exercisable for one year following the termination date.

Under the terms of Mr. Chiasson's employment agreement, the term "cause" meant:

- commission of an act of fraud, embezzlement or misappropriation against or involving the Company;
- conviction, or entry of a guilty or no contest plea, for any felony involving moral turpitude or dishonesty;
- commission of an act or failure to commit an act, involving the Company that would amount to willful misconduct, wanton misconduct, gross negligence or a material breach of Mr. Chiasson's employment agreement and which would result in significant harm to the Company; or
- willful failure to perform the responsibilities and duties set forth in the employment agreement for a period of ten days following receipt of written notice from the Company regarding such failure.

Under the terms of Mr. Chiasson's employment agreement, "good reason" meant:

- a material diminution in his authority, duties or responsibilities (the requirement that Mr. Chiasson assume any position other than the senior-most position in his functional area in the surviving top-most parent company, reporting directly to the chief executive officer, upon a change-in-control transaction shall be deemed a substantial reduction for purposes of triggering termination payments);
- a greater than 10% reduction in his base salary, unless the base salaries of other senior executive employees are also reduced by the same percentage; or
- a change in the geographic location of his workplace by more than 50 miles.

Under his employment agreement, upon the occurrence of a change in control of the Company, we would have been required to accelerate the vesting of any outstanding equity awards then held by Mr. Chiasson such that all of his equity awards would be vested as of the date of the change in control. In addition, if during the two-year period following a change in control of the Company, Mr. Chiasson's employment were terminated without cause or by Mr. Chiasson for "good reason," all of his equity awards would remain exercisable for a period of two years after the termination date. We would also have been required to pay to Mr. Chiasson: (a) 24 months of base salary and (ii) a payment equal to two times his target bonus opportunity for the calendar year in which the termination occurred. For purposes of the foregoing discussion, a change-in-control transaction will be deemed to have occurred if any person or entity acquires at least a majority of the combined voting power of our outstanding securities, or upon our merger or consolidation, adoption by our stockholders of a plan of dissolution or liquidation or the sale or transfer of substantially all of our assets.

After the execution of the Transition Agreement in connection with his resignation in March 2011, Mr. Chiasson was no longer eligible to receive payments upon a termination of employment or a change in control of the Company. He received payment of $590,625 in exchange for releasing certain claims against us. He was not eligible for any of the payments or benefits described above upon a termination of employment or change in control of the Company as of December 31, 2011. However, as a director, he is entitled to acceleration of vesting on his equity awards in the event of a change in control (but not in the event of a termination). Assuming that a change in control of the Company occurred on December 31, 2011 and that all of Mr. Chiasson's outstanding stock options were exercised and his RSUs vested on the same date, based on exercise price of $5.59 per share, the closing market price of our Class A common stock as reported by the NYSE for December 30, 2011, the potential realizable value of the additional options which would have vested because of a change in control would have been $60,700. For a description of the other terms of the Chiasson Agreement, see the section "*Employment Arrangements*," above.

Messrs. Campbell, Dodd, Etnyre and Chai

Messrs. Campbell, Dodd and Etnyre are each currently eligible to receive severance payments and benefits under the Severance Plan. Mr. Chai was eligible to receive severance payments and benefits under the Severance Plan while he was employed by us until March 31, 2011.

Under the terms of the Severance Plan, Messrs. Campbell, Dodd and Etnyre are eligible to receive the payments and benefits described in the Severance Plan if their employment is terminated without cause or they resign for good reason.

Under the Severance Plan, "cause" exists if the executive:

- is convicted of a felony or a crime involving moral turpitude or dishonesty;
- commits fraud against the Company;
- commits a material breach of any material provision of a written agreement with the Company (including, without limitation, the Company's Proprietary Information and Inventions Agreement) or of a written policy of the Company, provided that the executive was given reasonable notice and opportunity to cure;
- shows conduct demonstrating unfitness to serve, provided that the executive was given reasonable notice and opportunity to cure; or
- breaches duties to the Company including persistent unsatisfactory performance of job duties.

Under the Severance Plan, "good reason" exists if:

- there is any material diminution in the executive's authority, duties or responsibilities;
- there is a reduction in base salary of greater than 10% of base salary prior to the reduction, unless others in equivalent roles are accordingly reduced;
- the executive's business location moved more than 50 miles beyond current location; or
- the Company materially breaches the agreement under which the executive is employed.

For Mr. Dodd, the definition of "good reason" also includes a change in control of the Company in which such executive does not hold the senior-most position in his functional area in the surviving top-most parent company (excluding any company that is an investment fund or other non-operating company), whether public or private, and does not report directly to the chief executive officer of such top-most parent company. However, as a condition of resigning for "good reason" on such basis, he must first have remained in employment with the Company or its successor on a full time basis (or on a less than full time basis, as the Company or its successor determines), with a base salary that is no less than it was immediately prior to the change in control (unadjusted for employment on a less than full time basis), for a period of six months (or a shorter period as the Company or its successor determines) to provide transition support to LeapFrog or its successor.

Under the Severance Plan, to resign for "good reason," an executive must resign within 60 days after the occurrence, without the executive's consent, of one of the events listed in the "good reason" definition, after having given us 30 days' written notice (during which time we would have the opportunity to cure the event that the executive asserts is good reason). If we cure the event, then the executive would not be eligible for a good reason resignation.

If a covered termination of employment (which includes a resignation for "good reason") is triggered and does not occur in relation to a change in control of the Company, the Severance Plan provides for the following payments and benefits:

Base Severance (Months of Base Salary)	Health Insurance Payments	Form of Payment
12	12 months of COBRA coverage	Semi-monthly Installments

If a covered termination of employment is triggered and occurs in connection to a change in control of the Company, the Severance Plan provides for the following payments and benefits:

Base Severance (Months of Base Salary)	Bonus Severance	Health Insurance Payments	Equity Acceleration	Form of Payment
24	200% of Target Bonus	24 months of COBRA coverage	100%	Lump Sum

Assuming a termination date of December 31, 2011, Messrs. Campbell, Dodd and Etnyre would have been eligible to receive the following severance payments and benefits:

Covered Termination — No Change in Control

Named Executive Officer	Payment of Base Salary ($)	Health Insurance Payments ($)(1)	Total
William K. Campbell	315,000	—(2)	315,000
Michael J. Dodd	408,000	19,323	427,323
Mark A. Etnyre	315,000	19,747	334,747

Covered Termination — Change in Control

Named Executive Officer	Payment of Base Salary ($)	Payment of Bonus ($)	Health Insurance Payments ($)(1)	Value of Equity Acceleration ($)(3)	Total
William K. Campbell	630,000	409,500	—(2)	782,814	1,822,314
Michael J. Dodd	816,000	612,000	38,646	1,459,228	2,925,874
Mark A. Etnyre	630,000	409,500	39,494	605,031	1,684,025

(1) Approximate value of benefit; does not reflect potential increase of insurance premiums in 2012.

(2) Mr. Campbell does not currently maintain any health insurance coverage through LeapFrog.

(3) Represents value of additional RSUs vesting plus potential realizable value of the additional vested options assuming a change in control of the Company occurred on December 31, 2011 and that such executive's options were exercised on the same date, based on an exercise price of $5.59 per share, the closing market price of our Class A common stock as reported by the NYSE for December 31, 2011.

Participants are required to execute a release prior to receiving any of the foregoing payments and such payments and benefits under the Severance Plan will terminate if, at any time, the executive violates any proprietary information or confidentiality obligation to LeapFrog.

In connection with Mr. Chai's termination in March 2011, he received $481,584, which consisted of $210,693 corresponding to nine months of base salary plus $270,891 in severance payments. As a result of his termination, Mr. Chai is no longer eligible to receive payments upon a termination of employment or a change in control of the Company and he was not eligible for any payments or benefits upon a termination of employment or change in control of the Company as of December 31, 2011.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than ten percent of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of Class A common stock and other equity securities of LeapFrog. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required, during the fiscal year ended December 31, 2011 all Section 16(a) filing requirements applicable to our officers, directors and greater than ten percent beneficial owners were filed in a timely manner, except as for a late Form 4 filing on July 7, 2011 for Philip B. Simon disclosing an automatic grant of equity awards granted to Mr. Simon on July 1, 2011.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (*e.g.*, brokers) to satisfy the delivery requirements for proxy statements and annual reports, including Notices of Internet Availability of Proxy Materials, with respect to two or more stockholders sharing the same address by delivering a single Notice of Internet Availability of Proxy Materials or other proxy materials addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are LeapFrog stockholders will be "householding" our proxy materials. A single Notice of Internet Availability of Proxy Materials or other proxy materials may be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or you submit contrary instructions. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate Notice of Internet Availability of Proxy Materials or other proxy materials, you may: (1) notify your broker; (2) direct your written request to our Director of Investor Relations, 6401 Hollis Street, Suite 100, Emeryville, California 94608 or to ir@leapfrog.com or (3) contact our Investor Relations department at (510) 420-5150. Stockholders who currently receive multiple copies of the Notice of Internet Availability of Proxy Materials or other proxy materials at their addresses and would like to request "householding" of their communications should contact their brokers. In addition, we will promptly deliver, upon written or oral request to the address or telephone number above, a separate copy of the Notice of Internet Availability of Proxy Materials to a stockholder at a shared address to which a single copy of the documents was delivered.

AVAILABLE INFORMATION

We will provide to any stockholder entitled to vote at our 2012 annual meeting, at no charge, a copy of our 2011 Annual Report on Form 10-K for fiscal year 2011 filed with the SEC on February 29, 2012, including the financial statements and the financial statement schedules contained in the Form 10-K. We make our Annual Report on Form 10-K, as well as our other SEC filings, available free of charge through the investor relations section of our website located at *www.leapfroginvestor.com* under "Financial Information — SEC Filings" as soon as reasonably practicable after they are filed with or furnished to the SEC. Information contained on or accessible through our website or contained on other websites is not deemed to be part of this proxy statement. In addition, you may request a copy of the Annual Report on Form 10-K in writing by sending an e-mail request to our investor relations department, attention Karen Sansot, at ir@leapfrog.com, calling (510) 420-5150, or writing to Investor Relations at LeapFrog Enterprises, 6401 Hollis Street, Suite 100, Emeryville, California 94608.

OTHER MATTERS

Our board of directors knows of no other matters that will be presented for consideration at the annual meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors

Robert L. Lattuga
Vice President and General Counsel

April 19, 2012

APPENDIX A

LEAPFROG ENTERPRISES, INC.

AMENDED AND RESTATED 2011 EQUITY AND INCENTIVE PLAN

ADOPTED BY THE BOARD OF DIRECTORS: MARCH 17, 2011
APPROVED BY THE STOCKHOLDERS: JUNE 2, 2011
AMENDED AND RESTATED: MARCH 30, 2012
TERMINATION DATE: MARCH 16, 2021

1. GENERAL.

(a) Successor to and Continuation of Prior Plan. The Plan is intended as the successor to and continuation of the LeapFrog Enterprises, Inc. 2002 Equity Incentive Plan (the "***Prior Plan***"). Following the Effective Date, no additional stock awards shall be granted under the Prior Plan. Any shares remaining available for issuance pursuant to the exercise of options or issuance or settlement of stock awards under the Prior Plan as of the Effective Date (the "***Prior Plan's Available Reserve***") shall become available for issuance pursuant to Stock Awards granted hereunder. From and after the Effective Date, all outstanding stock awards granted under the Prior Plan shall remain subject to the terms of the Prior Plan; *provided, however*, any shares subject to outstanding stock awards granted under the Prior Plan that expire or terminate for any reason prior to exercise or settlement or are forfeited because of the failure to meet a contingency or condition required to vest such shares or are reacquired or withheld by the Company to satisfy a tax withholding obligation or as consideration for the exercise of an Option (the "***Returning Shares***") shall become available for issuance pursuant to Awards granted hereunder. All Awards granted on or after the Effective Date of this Plan shall be subject to the terms of this Plan.

(b) Eligible Award Recipients. The persons eligible to receive Awards are Employees, Directors and Consultants.

(c) Available Awards. The Plan provides for the grant of the following Awards: (i) Incentive Stock Options, (ii) Nonstatutory Stock Options, (iii) Stock Appreciation Rights (iv) Restricted Stock Awards, (v) Restricted Stock Unit Awards, (vi) Performance Stock Awards, (vii) Performance Cash Awards, and (viii) Other Stock Awards.

(d) Purpose. The Company, by means of the Plan, seeks to secure and retain the services of the group of persons eligible to receive Awards as set forth in Section 1(b), to provide incentives for such persons to exert maximum efforts for the success of the Company and any Affiliate and to provide a means by which such eligible recipients may be given an opportunity to benefit from increases in value of the Class A Common Stock through the granting of Awards.

2. ADMINISTRATION.

(a) Administration by Board. The Board shall administer the Plan unless and until the Board delegates administration of the Plan to a Committee or Committees, as provided in Section 2(c).

(b) Powers of Board. The Board shall have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i) To determine from time to time (A) which of the persons eligible under the Plan shall be granted Awards; (B) when and how each Award shall be granted; (C) what type or combination of types of Award shall be granted; (D) the provisions of each Award granted (which need not be identical), including the time or times when a person shall be permitted to receive cash or Class A Common Stock pursuant to a Stock Award; (E) the number of shares of Class A Common Stock with respect to which a Stock Award shall be granted to each such person; and (F) the Fair Market Value applicable to a Stock Award.

(ii) To construe and interpret the Plan and Awards granted under it, and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan or in any Stock Award Agreement or in the written terms of a Performance Cash Award, in a manner and to the extent it shall deem necessary or expedient to make the Plan or Award fully effective.

(iii) To settle all controversies regarding the Plan and Awards granted under it.

(iv) To accelerate the time at which an Award may first be exercised or the time during which an Award or any part thereof will vest in accordance with the Plan, notwithstanding the provisions in the Award stating the time at which it may first be exercised or the time during which it will vest.

(v) To suspend or terminate the Plan at any time. Suspension or termination of the Plan shall not impair rights and obligations under any Award granted while the Plan is in effect except with the written consent of the affected Participant.

(vi) To amend the Plan in any respect the Board deems necessary or advisable. However, except as provided in Section 9(a) relating to Capitalization Adjustments, to the extent required by applicable law or listing requirements, stockholder approval shall be required for any amendment of the Plan that either (A) materially increases the number of shares of Class A Common Stock available for issuance under the Plan, (B) materially expands the class of individuals eligible to receive Awards under the Plan, (C) materially increases the benefits accruing to Participants under the Plan or materially reduces the price at which shares of Class A Common Stock may be issued or purchased under the Plan, (D) materially extends the term of the Plan, or (E) expands the types of Awards available for issuance under the Plan. Except as provided above, rights under any Award granted before amendment of the Plan shall not be impaired by any amendment of the Plan unless (1) the Company requests the consent of the affected Participant, and (2) such Participant consents in writing.

(vii) To submit any amendment to the Plan for stockholder approval, including, but not limited to, amendments to the Plan intended to satisfy the requirements of (A) Section 162(m) of the Code regarding the exclusion of performance-based compensation from the limit on corporate deductibility of compensation paid to Covered Employees, (B) Section 422 of the Code regarding incentive stock options or (C) Rule 16b-3.

(viii) To approve forms of Award Agreements for use under the Plan and to amend the terms of any one or more Awards, including, but not limited to, amendments to provide terms more favorable to the Participant than previously provided in the Award Agreement, subject to any specified limits in the Plan that are not subject to Board discretion; *provided however*, that except with respect to amendments that disqualify or impair the status of an Incentive Stock Option, a Participant's rights under any Award shall not be impaired by any such amendment unless (A) the Company requests the consent of the affected Participant, and (B) such Participant consents in writing. Notwithstanding the foregoing, subject to the limitations of applicable law, if any, the Board may amend the terms of any one or more Awards without the affected Participant's consent if necessary to maintain the qualified status of the Award as an Incentive Stock Option or to bring the Award into compliance with Section 409A of the Code.

(ix) Generally, to exercise such powers and to perform such acts as the Board deems necessary or expedient to promote the best interests of the Company and that are not in conflict with the provisions of the Plan or Awards.

(x) To adopt such procedures and sub-plans as are necessary or appropriate to permit participation in the Plan by Employees, Directors or Consultants who are foreign nationals or employed outside the United States.

(c) Delegation to Committee.

(i) General. The Board may delegate some or all of the administration of the Plan to a Committee or Committees. If administration of the Plan is delegated to a Committee, the Committee shall have, in connection with the administration of the Plan, the powers theretofore possessed by the Board that have been delegated to the Committee, including the power to delegate to a subcommittee of the Committee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board shall thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. The Committee may, at any time, abolish the subcommittee and/or revest in the Committee any powers delegated to the subcommittee. The Board may retain the authority to concurrently administer the Plan with the Committee and may, at any time, revest in the Board some or all of the powers previously delegated.

(ii) Section 162(m) and Rule 16b-3 Compliance. The Committee may consist solely of two or more Outside Directors, in accordance with Section 162(m) of the Code, or solely of two or more Non-Employee Directors, in accordance with Rule 16b-3.

(d) Delegation to an Officer. The Board may delegate to one (1) or more Officers the authority to do one or both of the following (i) designate Employees who are providing Continuous Service to the Company or any of its Subsidiaries who are not Officers to be recipients of Options and Stock Appreciation Rights (and, to the extent permitted by applicable law, other Stock Awards) and the terms thereof, and (ii) determine the number of shares of Common Stock to be subject to such Stock Awards granted to such Employees; provided, however, that the Board resolutions regarding such delegation shall specify the total number of shares of Common Stock that may be subject to the Stock Awards granted by such Officer and that such Officer may not grant a Stock Award to himself or herself. Notwithstanding the foregoing, the Board may not delegate authority to an Officer to determine the Fair Market Value pursuant to Section 13(w)(iii) below.

(e) Effect of Board's Decision. All determinations, interpretations and constructions made by the Board in good faith shall not be subject to review by any person and shall be final, binding and conclusive on all persons.

(f) Cancellation and Re-Grant of Stock Awards. Neither the Board nor any Committee shall have the authority to: (i) reduce the exercise price of any outstanding Options or Stock Appreciation Rights under the Plan, or (ii) cancel any outstanding Options or Stock Appreciation Rights that have an exercise price or strike price greater than the current Fair Market Value of the Class A Common Stock in exchange for cash or other Stock Awards under the Plan, unless the stockholders of the Company have approved such an action within twelve (12) months prior to such an event. Notwithstanding the foregoing, the Board or Committee shall have the authority, without the approval of the Company's stockholders, to cancel outstanding Options or Stock Appreciation Rights that have an exercise price or strike price greater than the current Fair Market Value of the Class A Common Stock in exchange only for a nominal cash payment of consideration as necessary to effect a cancellation of the Award, provided that such cancellation is not treated as a repricing under United States generally accepted accounting principles.

3. Shares Subject to the Plan.

(a) Share Reserve. Subject to Section 9(a) relating to Capitalization Adjustments, the aggregate number of shares of Class A Common Stock that may be issued pursuant to Stock Awards from and after the Effective Date shall not exceed seventeen million seven hundred fifty-one thousand five hundred twenty-eight (17,751,528) shares (the "***Share Reserve***"), which number is the sum of (i) 4,183,697, which is equal to the number of shares subject to the Prior Plan's Available Reserve, (ii) an additional 8,700,000 new shares, plus (iii) a maximum of 4,867,831 Returning Shares (which number consists of 633,842 which are available for issuance as of March 30, 2012 and 4,233,989 shares which remain subject to stock awards under the Prior Plan as of March 30, 2012, as such shares become available from time to time). The number of shares available for issuance under the Plan shall be reduced by one (1) share for each share of Class A Common Stock issued pursuant to any Stock Award granted under the Plan. For clarity, the number of shares reserved for issuance in this Section 3(a) is a limitation on the number of shares of the Class A Common Stock that may be issued pursuant to the Plan and does not limit the granting of Stock Awards except as provided in Section 7(a). Shares may be issued in connection with a merger or acquisition as permitted by, as applicable, NASDAQ Listing Rule 5635(c) or, if applicable, NYSE Listed Company Manual Section 303A.08, AMEX Company Guide Section 711 or other applicable rule, and such issuance shall not reduce the number of shares available for issuance under the Plan. Furthermore, if a Stock Award or any portion thereof (i) expires or otherwise terminates without all of the shares covered by such Stock Award having been issued or (ii) is settled in cash (*i.e.*, the Participant receives cash rather than stock), such expiration, termination or settlement shall not reduce (or otherwise offset) the number of shares of Class A Common Stock that may be available for issuance under the Plan.

(b) Reversion of Shares to the Share Reserve. If any shares of Class A Common Stock issued pursuant to a Stock Award are forfeited back to the Company because of the failure to meet a contingency or condition required to vest such shares in the Participant, then the shares that are forfeited shall revert to and again become available for issuance under the Plan. Any shares reacquired by the Company pursuant to Section 8(g) or as consideration for the exercise of an Option shall again become available for issuance under the Plan.

(c) Incentive Stock Option Limit. Notwithstanding anything to the contrary in this Section 3 and, subject to the provisions of Section 9(a) relating to Capitalization Adjustments, the aggregate maximum number of shares of Class A Common Stock that may be issued pursuant to the exercise of Incentive Stock Options shall be seventeen million seven hundred fifty-one thousand five hundred twenty-eight (17,751,528) shares of Class A Common Stock.

(d) Section 162(m) Limitation on Annual Grants. Subject to the provisions of Section 9(a) relating to Capitalization Adjustments, at such time as the Company may be subject to the applicable provisions of Section 162(m) of the Code, a maximum of Three Million Five Hundred Thousand (3,500,000) shares of Class A Common Stock subject to Options, Stock Appreciation Rights and Other Stock Awards whose value is determined by reference to an increase over an exercise or strike price of at least one hundred percent (100%) of the Fair Market Value on the date any such Stock Award is granted may be granted to any Participant during any calendar year. Notwithstanding the foregoing, if any additional Options, Stock Appreciation Rights or Other Stock Awards whose value is determined by reference to an increase over an exercise or strike price of at least one hundred percent (100%) of the Fair Market Value on the date the Stock Award are granted to any Participant during any calendar year, compensation attributable to the exercise of such additional Stock Awards shall not satisfy the requirements to be considered "qualified performance-based compensation" under Section 162(m) of the Code unless such additional Stock Award is approved by the Company's stockholders.

(e) Source of Shares. The stock issuable under the Plan shall be shares of authorized but unissued or reacquired Class A Common Stock, including shares repurchased by the Company on the open market or otherwise.

4. Eligibility.

(a) Eligibility for Specific Stock Awards. Incentive Stock Options may be granted only to employees of the Company or a "parent corporation" or "subsidiary corporation" thereof (as such terms are defined in Sections 424(e) and (f) of the Code). Stock Awards other than Incentive Stock Options may be granted to Employees, Directors and Consultants; *provided, however*, Nonstatutory Stock Options and SARs may not be granted to Employees, Directors and Consultants who are providing Continuous Service only to any "parent" of the Company, as such term is defined in Rule 405 promulgated under the Securities Act, unless the stock underlying such Stock Awards is treated as "service recipient stock" under Section 409A of the Code because the Stock Awards are granted pursuant to a corporate transaction (such as a spin off transaction) or unless such Stock Awards comply with the distribution requirements of Section 409A of the Code.

(b) Ten Percent Stockholders. A Ten Percent Stockholder shall not be granted an Incentive Stock Option unless the exercise price of such Option is at least one hundred ten percent (110%) of the Fair Market Value on the date of grant and the Option is not exercisable after the expiration of five (5) years from the date of grant.

5. PROVISIONS RELATING TO OPTIONS AND STOCK APPRECIATION RIGHTS.

Each Option or SAR shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate. All Options shall be separately designated Incentive Stock Options or Nonstatutory Stock Options at the time of grant, and, if certificates are issued, a separate certificate or certificates shall be issued for shares of Class A Common Stock purchased on exercise of each type of Option. If an Option is not specifically designated as an Incentive Stock Option, then the Option shall be a Nonstatutory Stock Option. The provisions of separate Options or SARs need not be identical; *provided, however*, that each Option Agreement or Stock Appreciation Right Agreement shall conform to (through incorporation of provisions hereof by reference in the applicable Award Agreement or otherwise) the substance of each of the following provisions:

(a) Term. Subject to the provisions of Section 4(b) regarding Ten Percent Stockholders, no Option or SAR shall be exercisable after the expiration of ten (10) years from the date of its grant or such shorter period specified in the Award Agreement.

(b) Exercise Price. Subject to the provisions of Section 4(b) regarding Ten Percent Stockholders, the exercise price (or strike price) of each Option or SAR shall be not less than one hundred percent (100%) of the Fair Market Value of the Class A Common Stock subject to the Option or SAR on the date the Option or SAR is granted. Notwithstanding the foregoing, an Option or SAR may be granted with an exercise price (or strike price) lower than one hundred percent (100%) of the Fair Market Value of the Class A Common Stock subject to the Option or SAR if such Option or SAR is granted pursuant to an assumption of or substitution for another option or stock appreciation right pursuant to a Corporate Transaction and in a manner consistent with the provisions of Sections 409A and, if applicable, 424(a) of the Code. Each SAR will be denominated in shares of Class A Common Stock equivalents.

(c) Purchase Price for Options. The purchase price of Class A Common Stock acquired pursuant to the exercise of an Option shall be paid, to the extent permitted by applicable law and as determined by the Board in its sole discretion, by any combination of the methods of payment set forth below. The Board shall have the authority to grant Options that do not permit all of the following methods of payment (or otherwise restrict the ability to use certain methods) and to grant Options that require the consent of the Company to utilize a particular method of payment. The permitted methods of payment are as follows:

(i) by cash, check, bank draft or money order payable to the Company;

(ii) pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board that, prior to the issuance of the stock subject to the Option, results in either the receipt of cash (or check) by the Company or the receipt of irrevocable instructions to pay the aggregate exercise price to the Company from the sales proceeds;

(iii) by delivery to the Company (either by actual delivery or attestation) of shares of Class A Common Stock;

(iv) if the option is a Nonstatutory Stock Option, by a "net exercise" arrangement pursuant to which the Company will reduce the number of shares of Class A Common Stock issuable upon exercise by the largest whole number of shares with a Fair Market Value that does not exceed the aggregate exercise price; *provided, however*, that the Company shall accept a cash or other payment from the Participant to the extent of any remaining balance of the aggregate exercise price not satisfied by such reduction in the number of whole shares to be issued; *provided, further*, that shares of Class A Common Stock will no longer be subject to an Option and will not be exercisable thereafter to the extent that (A) shares issuable upon exercise are reduced to pay the exercise price pursuant to the "net exercise,"

(B) shares are delivered to the Participant as a result of such exercise, and (C) shares are withheld to satisfy tax withholding obligations; or

(v) in any other form of legal consideration that may be acceptable to the Board.

(d) Exercise and Payment of a SAR. To exercise any outstanding Stock Appreciation Right, the Participant must provide written notice of exercise to the Company in compliance with the provisions of the Stock Appreciation Right Agreement evidencing such Stock Appreciation Right. The appreciation distribution payable on the exercise of a Stock Appreciation Right will be not greater than an amount equal to the excess of (A) the aggregate Fair Market Value (on the date of the exercise of the Stock Appreciation Right) of a number of shares of Class A Common Stock equal to the number of Class A Common Stock equivalents in which the Participant is vested under such Stock Appreciation Right, and with respect to which the Participant is exercising the Stock Appreciation Right on such date, over (B) the strike price that will be determined by the Board at the time of grant of the Stock Appreciation Right. The appreciation distribution in respect to a Stock Appreciation Right may be paid in Class A Common Stock, in cash, in any combination of the two or in any other form of consideration, as determined by the Board and contained in the Stock Appreciation Right Agreement evidencing such Stock Appreciation Right.

(e) Transferability of Options and SARs. The Board may, in its sole discretion, impose such limitations on the transferability of Options and SARs as the Board shall determine. In the absence of such a determination by the Board to the contrary, the following restrictions on the transferability of Options and SARs shall apply:

(i) Restrictions on Transfer. An Option or SAR shall not be transferable except by will or by the laws of descent and distribution and shall be exercisable during the lifetime of the Participant only by the Participant; *provided, however*, that the Board may, in its sole discretion, permit transfer of the Option or SAR in a manner that is not prohibited by applicable tax and securities laws upon the Participant's request. Except as explicitly provided herein, neither an Option nor a SAR may be transferred for consideration.

(ii) Domestic Relations Orders. Notwithstanding the foregoing, an Option or SAR may be transferred pursuant to a domestic relations order; *provided, however*, that if an Option is an Incentive Stock Option, such Option may be deemed to be a Nonstatutory Stock Option as a result of such transfer.

(iii) Beneficiary Designation. Notwithstanding the foregoing, the Participant may, by delivering written notice to the Company, in a form provided by or otherwise satisfactory to the Company and any broker designated by the Company to effect Option exercises, designate a third party who, in the event of the death of the Participant, shall thereafter be entitled to exercise the Option or SAR and receive the Class A Common Stock or other consideration resulting from such exercise. In the absence of such a designation, the executor or administrator of the Participant's estate shall be entitled to exercise the Option or SAR and receive the Class A Common Stock or other consideration resulting from such exercise.

(f) Vesting Generally. The total number of shares of Class A Common Stock subject to an Option or SAR may vest and therefore become exercisable in periodic installments that may or may not be equal. The Option or SAR may be subject to such other terms and conditions on the time or times when it may or may not be exercised (which may be based on the satisfaction of Performance Goals or other criteria) as the Board may deem appropriate. The vesting provisions of individual Options or SARs may vary. The provisions of this Section 5(f) are subject to any Option or SAR provisions governing the minimum number of shares of Class A Common Stock as to which an Option or SAR may be exercised.

(g) Termination of Continuous Service. Except as otherwise provided in the applicable Award Agreement or other agreement between the Participant and the Company, if a Participant's Continuous Service terminates (other than for Cause or upon the Participant's death or Disability), the Participant may exercise his or her Option or SAR (to the extent that the Participant was entitled to exercise such Award as of the date of termination of Continuous Service) but only within such period of time ending on the earlier of (i) the date three (3) months following the termination of the Participant's Continuous Service (or such longer or shorter period specified in the applicable Award Agreement), or (ii) the expiration of the term of the Option or SAR as set forth in the Award Agreement. If, after termination of Continuous Service, the Participant does not exercise his or her Option or SAR within the time specified herein or in the Award Agreement (as applicable), the Option or SAR shall terminate.

(h) Extension of Termination Date. If the exercise of an Option or SAR following the termination of the Participant's Continuous Service (other than for Cause or upon the Participant's death or Disability) would be prohibited at any time solely because the issuance of shares of Class A Common Stock would violate the registration requirements under the Securities Act, then the Option or SAR shall terminate on the earlier of (i) the expiration of a total period of three (3) months (that need not be consecutive) after the termination of the Participant's Continuous Service during which the exercise of the Option or SAR would not be in violation of such registration requirements, or (ii) the expiration of the term of the Option or SAR as set forth in the applicable Award Agreement. In addition, unless otherwise provided in a Participant's Award Agreement, if the immediate sale of any Class A Common Stock received upon exercise of an Option or SAR following the termination of the Participant's Continuous Service (other than for Cause) would violate the Company's insider trading policy, then the Option or SAR shall terminate on the earlier of (i) the expiration of a period equal to the applicable post-termination exercise period after the termination of the Participant's Continuous Service during which the sale of the Class A Common Stock received upon exercise of the Option or SAR would not be in violation of the Company's insider trading policy, or (ii) the expiration of the term of the Option or SAR as set forth in the applicable Award Agreement.

(i) Disability of Participant. Except as otherwise provided in the applicable Award Agreement or other agreement between the Participant and the Company, if a Participant's Continuous Service terminates as a result of the Participant's Disability, the Participant may exercise his or her Option or SAR (to the extent that the Participant was entitled to exercise such Option or SAR as of the date of termination of Continuous Service), but only within such period of time ending on the earlier of (i) the date twelve (12) months following such termination of Continuous Service (or such longer or shorter period specified in the Award Agreement), or (ii) the expiration of the term of the Option or SAR as set forth in the Award Agreement. If, after termination of Continuous Service, the Participant does not exercise his or her Option or SAR within the time specified herein or in the Award Agreement (as applicable), the Option or SAR (as applicable) shall terminate.

(j) Death of Participant. Except as otherwise provided in the applicable Award Agreement or other agreement between the Participant and the Company, if (i) a Participant's Continuous Service terminates as a result of the Participant's death, or (ii) the Participant dies within the period (if any) specified in the Award Agreement for exercisability after the termination of the Participant's Continuous Service (for a reason other than death), then the Option or SAR may be exercised (to the extent the Participant was entitled to exercise such Option or SAR as of the date of death) by the Participant's estate, by a person who acquired the right to exercise the Option or SAR by bequest or inheritance or by a person designated to exercise the Option or SAR upon the Participant's death, but only within the period ending on the earlier of (i) the date eighteen (18) months following the date of death (or such longer or shorter period specified in the Award Agreement), or (ii) the expiration of the term of such Option or SAR as set forth in the Award Agreement. If, after the Participant's death, the Option or SAR is not exercised within the time specified herein or in the Award Agreement (as applicable), the Option or SAR shall terminate.

(k) Termination for Cause. Except as explicitly provided otherwise in a Participant's Award Agreement or other individual written agreement between the Company or any Affiliate and the Participant, if a Participant's Continuous Service is terminated for Cause, the Option or SAR shall terminate immediately upon such Participant's termination of Continuous Service, and the Participant shall be prohibited from exercising his or her Option or SAR from and after the time of such termination of Continuous Service.

(l) Non-Exempt Employees. No Option or SAR, whether or not vested, granted to an Employee who is a non-exempt employee for purposes of the Fair Labor Standards Act of 1938, as amended, shall be first exercisable for any shares of Class A Common Stock until at least six months following the date of grant of the Option or SAR. Notwithstanding the foregoing, consistent with the provisions of the Worker Economic Opportunity Act, (i) in the event of the Participant's death or Disability, (ii) upon a Corporate Transaction in which such Option or SAR is not assumed, continued, or substituted, (iii) upon a Change in Control, or (iv) upon the Participant's retirement (as such term may be defined in the Participant's Award Agreement or in another applicable agreement or in accordance with the Company's then current employment policies and guidelines), any such vested Options and SARs may be exercised earlier than six months following the date of grant. The foregoing provision is intended to operate so that any income derived by a non-exempt employee in connection with the exercise or vesting of an Option or SAR will be exempt from his or her regular rate of pay.

6. Provisions of Stock Awards other than Options and SARs.

(a) Restricted Stock Awards. Each Restricted Stock Award Agreement shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate. To the extent consistent with the Company's Bylaws, at the Board's election, shares of Class A Common Stock may be (i) held in book entry form subject to the Company's instructions until any restrictions relating to the Restricted Stock Award lapse; or (ii) evidenced by a certificate, which certificate shall be held in such form and manner as determined by the Board. The terms and conditions of Restricted Stock Award Agreements may change from time to time, and the terms and conditions of separate Restricted Stock Award Agreements need not be identical; *provided, however*, that each Restricted Stock Award Agreement shall conform to (through incorporation of the provisions hereof by reference in the agreement or otherwise) the substance of each of the following provisions:

(i) Consideration. A Restricted Stock Award may be awarded in consideration for (A) cash, check, bank draft or money order payable to the Company, (B) past services to the Company or an Affiliate, or (C) any other form of legal consideration (including future services) that may be acceptable to the Board, in its sole discretion, and permissible under applicable law.

(ii) Vesting. Shares of Class A Common Stock awarded under the Restricted Stock Award Agreement may be subject to forfeiture to the Company in accordance with a vesting schedule to be determined by the Board.

(iii) Termination of Participant's Continuous Service. If a Participant's Continuous Service terminates, the Company may receive through a forfeiture condition or a repurchase right any or all of the shares of Class A Common Stock held by the Participant that have not vested as of the date of termination of Continuous Service under the terms of the Restricted Stock Award Agreement.

(iv) Transferability. Rights to acquire shares of Class A Common Stock under the Restricted Stock Award Agreement shall be transferable by the Participant only upon such terms and conditions as are set forth in the Restricted Stock Award Agreement, as the Board shall determine in its sole discretion, so long as Class A Common Stock awarded under the Restricted Stock Award Agreement remains subject to the terms of the Restricted Stock Award Agreement.

(v) Dividends. A Restricted Stock Award Agreement may provide that any dividends paid on Restricted Stock will be subject to the same vesting and forfeiture restrictions as apply to the shares subject to the Restricted Stock Award to which they relate.

(b) Restricted Stock Unit Awards. Each Restricted Stock Unit Award Agreement shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate. The terms and conditions of Restricted Stock Unit Award Agreements may change from time to time, and the terms and conditions of separate Restricted Stock Unit Award Agreements need not be identical; *provided, however*, that each Restricted Stock Unit Award Agreement shall conform to (through incorporation of the provisions hereof by reference in the Agreement or otherwise) the substance of each of the following provisions:

(i) Consideration. At the time of grant of a Restricted Stock Unit Award, the Board will determine the consideration, if any, to be paid by the Participant upon delivery of each share of Class A

Common Stock subject to the Restricted Stock Unit Award. The consideration to be paid (if any) by the Participant for each share of Class A Common Stock subject to a Restricted Stock Unit Award may be paid in any form of legal consideration that may be acceptable to the Board, in its sole discretion, and permissible under applicable law.

(ii) Vesting. At the time of the grant of a Restricted Stock Unit Award, the Board may impose such restrictions on or conditions to the vesting of the Restricted Stock Unit Award as it, in its sole discretion, deems appropriate.

(iii) Payment. A Restricted Stock Unit Award may be settled by the delivery of shares of Class A Common Stock, their cash equivalent, any combination thereof or in any other form of consideration, as determined by the Board and contained in the Restricted Stock Unit Award Agreement.

(iv) Additional Restrictions. At the time of the grant of a Restricted Stock Unit Award, the Board, as it deems appropriate, may impose such restrictions or conditions that delay the delivery of the shares of Class A Common Stock (or their cash equivalent) subject to a Restricted Stock Unit Award to a time after the vesting of such Restricted Stock Unit Award.

(v) Dividend Equivalents. Dividend equivalents may be credited in respect of shares of Class A Common Stock covered by a Restricted Stock Unit Award, as determined by the Board and contained in the Restricted Stock Unit Award Agreement. At the sole discretion of the Board, such dividend equivalents may be converted into additional shares of Class A Common Stock covered by the Restricted Stock Unit Award in such manner as determined by the Board. Any additional shares covered by the Restricted Stock Unit Award credited by reason of such dividend equivalents will be subject to all of the same terms and conditions of the underlying Restricted Stock Unit Award Agreement to which they relate.

(vi) Termination of Participant's Continuous Service. Except as otherwise provided in the applicable Restricted Stock Unit Award Agreement, such portion of the Restricted Stock Unit Award that has not vested will be forfeited upon the Participant's termination of Continuous Service.

(c) Performance Awards.

(i) Performance Stock Awards. A Performance Stock Award is a Stock Award that may vest or may be exercised contingent upon the attainment during a Performance Period of certain Performance Goals. A Performance Stock Award may, but need not, require the completion of a specified period of Continuous Service. The length of any Performance Period, the Performance Goals to be achieved during the Performance Period, and the measure of whether and to what degree such Performance Goals have been attained shall be conclusively determined by the Committee, in its sole discretion. The maximum number of shares covered by an Award that may be granted to any Participant in a calendar year attributable to Stock Awards described in this Section 6(c)(i) (whether the grant, vesting or exercise is contingent upon the attainment during a Performance Period of the Performance Goals) shall not exceed three million five hundred thousand (3,500,000) shares of Class A Common Stock. The Board may provide for or, subject to such terms and conditions as the Board may specify, may permit a Participant to elect for, the payment of any Performance Stock Award to be deferred to a specified date or event. In addition, to the extent permitted by applicable law and the applicable Award Agreement, the Board may determine that cash may be used in payment of Performance Stock Awards.

(ii) Performance Cash Awards. A Performance Cash Award is a cash award that may be paid contingent upon the attainment during a Performance Period of certain Performance Goals. A Performance Cash Award may also require the completion of a specified period of Continuous Service. At the time of grant of a Performance Cash Award, the length of any Performance Period, the Performance Goals to be achieved during the Performance Period, and the measure of whether and to what degree such Performance Goals have been attained shall be conclusively determined by the Committee, in its sole discretion. In any calendar year, the Committee may not grant a Performance Cash Award that has a maximum value that may be paid to any Participant in excess of one million dollars ($1,000,000). The

Board may provide for or, subject to such terms and conditions as the Board may specify, may permit a Participant to elect for, the payment of any Performance Cash Award to be deferred to a specified date or event. The Committee may specify the form of payment of Performance Cash Awards, which may be cash or other property, or may provide for a Participant to have the option for his or her Performance Cash Award, or such portion thereof as the Board may specify, to be paid in whole or in part in cash or other property.

(iii) Board Discretion. The Board retains the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of Performance Goals and to define the manner of calculating the Performance Criteria it selects to use for a Performance Period.

(iv) Section 162(m) Compliance. Unless otherwise permitted in compliance with the requirements of Section 162(m) of the Code with respect to an Award intended to qualify as "performance-based compensation" thereunder, the Committee shall establish the Performance Goals applicable to, and the formula for calculating the amount payable under, the Award no later than the earlier of (a) the date ninety (90) days after the commencement of the applicable Performance Period, or (b) the date on which twenty-five percent (25%) of the Performance Period has elapsed, and in either event at a time when the achievement of the applicable Performance Goals remains substantially uncertain. Prior to the payment of any compensation under an Award intended to qualify as "performance-based compensation" under Section 162(m) of the Code, the Committee shall certify the extent to which any Performance Goals and any other material terms under such Award have been satisfied (other than in cases where such relate solely to the increase in the value of the Class A Common Stock). Notwithstanding satisfaction of any completion of any Performance Goals, to the extent specified at the time of grant of an Award to "covered employees" within the meaning of Section 162(m) of the Code, the number of shares of Class A Common Stock, Options, cash or other benefits granted, issued, retainable and/or vested under an Award on account of satisfaction of such Performance Goals may be reduced by the Committee on the basis of such further considerations as the Committee, in its sole discretion, shall determine.

(d) Other Stock Awards. Other forms of Stock Awards valued in whole or in part by reference to, or otherwise based on, Class A Common Stock, including the appreciation in value thereof (e.g., options or stock rights with an exercise price or strike price less than 100% of the Fair Market Value of the Class A Common Stock at the time of grant) may be granted either alone or in addition to Stock Awards provided for under Section 5 and the preceding provisions of this Section 6. Subject to the provisions of the Plan, the Board shall have sole and complete authority to determine the persons to whom and the time or times at which such Other Stock Awards will be granted, the number of shares of Class A Common Stock (or the cash equivalent thereof) to be granted pursuant to such Other Stock Awards and all other terms and conditions of such Other Stock Awards.

7. Covenants of the Company.

(a) Availability of Shares. During the terms of the Stock Awards, the Company shall keep available at all times the number of shares of Class A Common Stock reasonably required to satisfy such Stock Awards.

(b) Securities Law Compliance. The Company shall seek to obtain from each regulatory commission or agency having jurisdiction over the Plan such authority as may be required to grant Stock Awards and to issue and sell shares of Class A Common Stock upon exercise of the Stock Awards; *provided, however,* that this undertaking shall not require the Company to register under the Securities Act the Plan, any Stock Award or any Class A Common Stock issued or issuable pursuant to any such Stock Award. If, after reasonable efforts, the Company is unable to obtain from any such regulatory commission or agency the authority that counsel for the Company deems necessary for the lawful issuance and sale of Class A Common Stock under the Plan, the Company shall be relieved from any liability for failure to issue and sell Class A Common Stock upon exercise of such Stock Awards unless and until such authority is obtained. A Participant shall not be eligible for the grant of a Stock Award or the subsequent issuance of Class A Common Stock pursuant to the Stock Award if such grant or issuance would be in violation of any applicable securities law.

(c) No Obligation to Notify or Minimize Taxes. The Company shall have no duty or obligation to any Participant to advise such holder as to the time or manner of exercising such Stock Award. Furthermore, the Company shall have no duty or obligation to warn or otherwise advise such holder of a pending termination or expiration of a Stock Award or a possible period in which the Stock Award may not be exercised. The Company has no duty or obligation to minimize the tax consequences of a Stock Award to the holder of such Stock Award.

8. Miscellaneous.

(a) Use of Proceeds from Sales of Class A Common Stock. Proceeds from the sale of shares of Class A Common Stock pursuant to Stock Awards shall constitute general funds of the Company.

(b) Corporate Action Constituting Grant of Stock Awards. Corporate action constituting a grant by the Company of a Stock Award to any Participant shall be deemed completed as of the date of such corporate action, unless otherwise determined by the Board, regardless of when the instrument, certificate, or letter evidencing the Stock Award is communicated to, or actually received or accepted by, the Participant.

(c) Stockholder Rights. No Participant shall be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares of Class A Common Stock subject to such Stock Award unless and until (i) such Participant has satisfied all requirements for exercise of the Stock Award pursuant to its terms, if applicable, and (ii) the issuance of the Class A Common Stock subject to such Stock Award has been entered into the books and records of the Company.

(d) No Employment or Other Service Rights. Nothing in the Plan, any Stock Award Agreement or any other instrument executed thereunder or in connection with any Award granted pursuant thereto shall confer upon any Participant any right to continue to serve the Company or an Affiliate in the capacity in effect at the time the Stock Award was granted or shall affect the right of the Company or an Affiliate to terminate (i) the employment of an Employee with or without notice and with or without cause, (ii) the service of a Consultant pursuant to the terms of such Consultant's agreement with the Company or an Affiliate, or (iii) the service of a Director pursuant to the Bylaws of the Company or an Affiliate, and any applicable provisions of the corporate law of the state in which the Company or the Affiliate is incorporated, as the case may be.

(e) Incentive Stock Option $100,000 Limitation. To the extent that the aggregate Fair Market Value (determined at the time of grant) of Class A Common Stock with respect to which Incentive Stock Options are exercisable for the first time by any Optionholder during any calendar year (under all plans of the Company and any Affiliates) exceeds one hundred thousand dollars ($100,000), the Options or portions thereof that exceed such limit (according to the order in which they were granted) shall be treated as Nonstatutory Stock Options, notwithstanding any contrary provision of the applicable Option Agreement(s).

(f) Investment Assurances. The Company may require a Participant, as a condition of exercising or acquiring Class A Common Stock under any Stock Award, (i) to give written assurances satisfactory to the Company as to the Participant's knowledge and experience in financial and business matters and/or to employ a purchaser representative reasonably satisfactory to the Company who is knowledgeable and experienced in financial and business matters and that he or she is capable of evaluating, alone or together with the purchaser representative, the merits and risks of exercising the Stock Award; and (ii) to give written assurances satisfactory to the Company stating that the Participant is acquiring Class A Common Stock subject to the Stock Award for the Participant's own account and not with any present intention of selling or otherwise distributing the Class A Common Stock. The foregoing requirements, and any assurances given pursuant to such requirements, shall be inoperative if (A) the issuance of the shares upon the exercise or acquisition of Class A Common Stock under the Stock Award has been registered under a then currently effective registration statement under the Securities Act, or (B) as to any particular requirement, a determination is made by counsel for the Company that such requirement need not be met in the circumstances under the then applicable securities laws. The Company may, upon advice of counsel to the Company, place legends on stock certificates issued under the Plan as such counsel deems necessary or appropriate in order to comply with applicable securities laws, including, but not limited to, legends restricting the transfer of the Class A Common Stock.

(g) Withholding Obligations. Unless prohibited by the terms of a Stock Award Agreement, the Company may, in its sole discretion, satisfy any federal, state or local tax withholding obligation relating to an Award by any of the following means or by a combination of such means: (i) causing the Participant to tender a cash payment; (ii) withholding shares of Class A Common Stock from the shares of Class A Common Stock issued or otherwise issuable to the Participant in connection with the Award; *provided, however,* that no shares of Class A Common Stock are withheld with a value exceeding the minimum amount of tax required to be withheld by law (or such lesser amount as may be necessary to avoid classification of the Stock Award as a liability for financial accounting purposes); (iii) withholding cash from an Award settled in cash; (iv) withholding payment from any amounts otherwise payable to the Participant; or (v) by such other method as may be set forth in the Award Agreement.

(h) Electronic Delivery. Any reference herein to a "written" agreement or document shall include any agreement or document delivered electronically or posted on the Company's intranet (or other shared electronic medium controlled by the Company to which the Participant has access).

(i) Deferrals. To the extent permitted by applicable law, the Board, in its sole discretion, may determine that the delivery of Class A Common Stock or the payment of cash, upon the exercise, vesting or settlement of all or a portion of any Award may be deferred and may establish programs and procedures for deferral elections to be made by Participants. Deferrals by Participants will be made in accordance with Section 409A of the Code. Consistent with Section 409A of the Code, the Board may provide for distributions while a Participant is still an employee or otherwise providing services to the Company. The Board is authorized to make deferrals of Awards and determine when, and in what annual percentages, Participants may receive payments, including lump sum payments, following the Participant's termination of Continuous Service, and implement such other terms and conditions consistent with the provisions of the Plan and in accordance with applicable law.

(j) Compliance with Section 409A. To the extent that the Board determines that any Award granted hereunder is subject to Section 409A of the Code, the Award Agreement evidencing such Award shall incorporate the terms and conditions necessary to avoid the consequences specified in Section 409A(a)(1) of the Code. To the extent applicable, the Plan and Award Agreements shall be interpreted in accordance with Section 409A of the Code. Notwithstanding anything to the contrary in this Plan (and unless the Award Agreement specifically provides otherwise), if the shares of Class A Common Stock are publicly traded and a Participant holding an Award that constitutes "deferred compensation" under Section 409A of the Code is a "specified employee" for purposes of Section 409A of the Code, no distribution or payment of any amount shall be made upon a "separation from service" before a date that is six (6) months following the date of such Participant's "separation from service" (as defined in Section 409A of the Code without regard to alternative definitions thereunder) or, if earlier, the date of the Participant's death.

9. Adjustments upon Changes in Stock; Other Corporate Events.

(a) Capitalization Adjustments. In the event of a Capitalization Adjustment, the Board shall appropriately and proportionately adjust: (i) the class(es) and maximum number of securities subject to the Plan pursuant to Section 3(a), (ii) the class(es) and maximum number of securities that may be issued pursuant to the exercise of Incentive Stock Options pursuant to Section 3(c), (iii) the class(es) and maximum number of securities that may be awarded to any person pursuant to Sections 3(d) and 6(c)(i), and (iv) the class(es) and number of securities and price per share of stock subject to outstanding Stock Awards. The Board shall make such adjustments, and its determination shall be final, binding and conclusive.

(b) Dissolution or Liquidation. Except as otherwise provided in the Stock Award Agreement, in the event of a dissolution or liquidation of the Company, all outstanding Stock Awards (other than Stock Awards consisting of vested and outstanding shares of Class A Common Stock not subject to a forfeiture condition or the Company's right of repurchase) shall terminate immediately prior to the completion of such dissolution or liquidation, and the shares of Class A Common Stock subject to the Company's repurchase rights or subject to a forfeiture condition may be repurchased or reacquired by the Company notwithstanding the fact that the holder of such Stock Award is providing Continuous Service, *provided, however*, that the Board may, in its sole discretion, cause some or all Stock Awards to become fully vested, exercisable and/or no longer subject to repurchase or forfeiture (to the extent such Stock Awards have not previously expired or terminated) before the dissolution or liquidation is completed but contingent on its completion.

(c) **Corporate Transaction.** The following provisions shall apply to Stock Awards in the event of a Corporate Transaction unless otherwise provided in the instrument evidencing the Stock Award or any other written agreement between the Company or any Affiliate and the Participant or unless otherwise expressly provided by the Board at the time of grant of a Stock Award. In the event of a Corporate Transaction, then, notwithstanding any other provision of the Plan, the Board shall take one or more of the following actions with respect to Stock Awards, contingent upon the closing or completion of the Corporate Transaction:

(i) arrange for the surviving corporation or acquiring corporation (or the surviving or acquiring corporation's parent company) to assume or continue the Stock Award or to substitute a similar stock award for the Stock Award (including, but not limited to, an award to acquire the same consideration paid to the stockholders of the Company pursuant to the Corporate Transaction);

(ii) arrange for the assignment of any reacquisition or repurchase rights held by the Company in respect of Class A Common Stock issued pursuant to the Stock Award to the surviving corporation or acquiring corporation (or the surviving or acquiring corporation's parent company);

(iii) accelerate the vesting, in whole or in part, of the Stock Award (and, if applicable, the time at which the Stock Award may be exercised) to a date prior to the effective time of such Corporate Transaction as the Board shall determine (or, if the Board shall not determine such a date, to the date that is five (5) days prior to the effective date of the Corporate Transaction), with such Stock Award terminating if not exercised (if applicable) at or prior to the effective time of the Corporate Transaction;

(iv) arrange for the lapse of any reacquisition or repurchase rights held by the Company with respect to the Stock Award;

(v) cancel or arrange for the cancellation of the Stock Award, to the extent not vested or not exercised prior to the effective time of the Corporate Transaction, in exchange for such cash consideration, if any, as the Board, in its sole discretion, may consider appropriate; or

(vi) make a payment, in such form as may be determined by the Board equal to the excess, if any, of (A) the value of the property the Participant would have received upon the exercise of the Stock Award, over (B) any exercise price payable by such holder in connection with such exercise.

The Board need not take the same action or actions with respect to all Stock Awards or portions thereof or with respect to all Participants.

(d) **Change in Control.** A Stock Award may be subject to additional acceleration of vesting and exercisability upon or after a Change in Control as may be provided in the Stock Award Agreement for such Stock Award or as may be provided in any other written agreement between the Company or any Affiliate and the Participant, but in the absence of such provision, no such acceleration shall occur.

10. TERMINATION OR SUSPENSION OF THE PLAN.

(a) **Plan Term.** The Board may suspend or terminate the Plan at any time. Unless terminated sooner by the Board, the Plan shall automatically terminate on the day before the tenth (10th) anniversary of the earlier of (i) the date the Plan is adopted by the Board, or (ii) the date the Plan is approved by the stockholders of the Company. No Awards may be granted under the Plan while the Plan is suspended or after it is terminated.

(b) **No Impairment of Rights.** Suspension or termination of the Plan shall not impair rights and obligations under any Award granted while the Plan is in effect except with the written consent of the affected Participant.

11. Effective Date of Plan.

This Plan shall become effective on the Effective Date.

12. Choice of Law.

The laws of the State of Delaware shall govern all questions concerning the construction, validity and interpretation of this Plan, without regard to that state's conflict of laws rules.

13. Definitions. As used in the Plan, the following definitions shall apply to the capitalized terms indicated below:

(a) "***Affiliate***" means, at the time of determination, any "parent" or "subsidiary" of the Company as such terms are defined in Rule 405 promulgated under the Securities Act. The Board shall have the authority to determine the time or times at which "parent" or "subsidiary" status is determined within the foregoing definition.

(b) "***Award***" means a Stock Award or a Performance Cash Award.

(c) "***Award Agreement***" means a written agreement between the Company and a Participant evidencing the terms and conditions of an Award.

(d) "***Board***" means the Board of Directors of the Company.

(e) "***Capitalization Adjustment***" means any change that is made in, or other events that occur with respect to, the Class A Common Stock subject to the Plan or subject to any Stock Award after the Effective Date without the receipt of consideration by the Company through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or any similar equity restructuring transaction, as that term is used in Statement of Financial Accounting Standards No. 123 (revised). Notwithstanding the foregoing, the conversion of any convertible securities of the Company shall not be treated as a Capitalization Adjustment.

(f) "***Cause***" shall have the meaning ascribed to such term in any written agreement between the Participant and the Company defining such term and, in the absence of such agreement, such term shall mean, with respect to a Participant, the occurrence of any of the following events that has a material negative impact on the business or reputation of the Company: (i) such Participant's attempted commission of, or participation in, a fraud or act of dishonesty against the Company; (ii) such Participant's intentional, material violation of any contract or agreement between the Participant and the Company or of any statutory duty owed to the Company; (iii) such Participant's unauthorized use or disclosure of the Company's confidential information or trade secrets; or (iv) such Participant's gross misconduct. The determination that a termination of the Participant's Continuous Service is either for Cause or without Cause shall be made by the Company, in its sole discretion. Any determination by the Company that the Continuous Service of a Participant was terminated with or without Cause for the purposes of outstanding Awards held by such Participant shall have no effect upon any determination of the rights or obligations of the Company or such Participant for any other purpose.

(g) "***Change in Control***" means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following:

(i) any Exchange Act Person (other than Larry Ellison, Michael Milken, Lowell Milken, or any combination of the foregoing) becomes the Owner, directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the combined voting power of the Company's then outstanding securities other than by virtue of a merger, consolidation or similar transaction.

(ii) there is consummated a merger, consolidation or similar transaction involving (directly or indirectly) the Company and, immediately after the consummation of such merger, consolidation or similar transaction, the stockholders of the Company immediately prior thereto do not Own, directly or indirectly, either (A) outstanding voting securities representing more than fifty percent (50%) of the combined outstanding voting power of the surviving Entity in such merger, consolidation or similar transaction or (B) more than fifty percent (50%) of the combined outstanding voting power of the parent of the surviving Entity in such merger, consolidation or similar transaction, in each case in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such transaction;

(iii) the stockholders of the Company approve or the Board approves a plan of complete dissolution or liquidation of the Company, or a complete dissolution or liquidation of the Company shall otherwise occur, except for a liquidation into a parent corporation;

(iv) there is consummated a sale, lease, exclusive license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries, other than a sale, lease, license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries to an Entity, more than fifty percent (50%) of the combined voting power of the voting securities of which are Owned by stockholders of the Company in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such sale, lease, license or other disposition; or

Notwithstanding the foregoing or any other provision of this Plan, (A) the term Change in Control shall not include a sale of assets, merger or other transaction effected exclusively for the purpose of changing the domicile of the Company, and (B) the definition of Change in Control (or any analogous term) in an individual written agreement between the Company or any Affiliate and the Participant shall supersede the foregoing definition with respect to Awards subject to such agreement; *provided, however*, that if no definition of Change in Control or any analogous term is set forth in such an individual written agreement, the foregoing definition shall apply.

(h) "***Class A Common Stock***" means the Class A common stock of the Company.

(i) "***Code***" means the Internal Revenue Code of 1986, as amended, including any applicable regulations and guidance thereunder.

(j) "***Committee***" means a committee of one or more Directors to whom authority has been delegated by the Board in accordance with Section 2(c).

(k) "***Company***" means LeapFrog Enterprises, Inc., a Delaware corporation.

(l) "***Consultant***" means any person, including an advisor, who is (i) engaged by the Company or an Affiliate to render consulting or advisory services and is compensated for such services, or (ii) serving as a member of the board of directors of an Affiliate and is compensated for such services. However, service solely as a Director, or payment of a fee for such service, shall not cause a Director to be considered a "Consultant" for purposes of the Plan. Notwithstanding the foregoing, a person is treated as a Consultant under this Plan only if a Form S-8 Registration Statement under the Securities Act is available to register either the offer or the sale of the Company's securities to such person.

(m) "***Continuous Service***" means that the Participant's service with the Company or an Affiliate, whether as an Employee, Director or Consultant, is not interrupted or terminated. A change in the capacity in which the Participant renders service to the Company or an Affiliate as an Employee, Consultant or Director or a change in the entity for which the Participant renders such service, provided that there is no interruption or termination of the Participant's service with the Company or an Affiliate, shall not terminate a Participant's Continuous Service; *provided, however*, if the Entity for which a Participant is rendering services ceases to qualify as an Affiliate, as determined by the Board, in its sole discretion, such Participant's Continuous Service shall be considered to have terminated on the date such Entity ceases to qualify as an Affiliate. To the extent permitted by law, the Board or the chief executive officer of the Company, in that party's sole discretion, may determine whether Continuous Service shall be considered interrupted in the case of (i) any leave of absence approved by the Board or Chief Executive Officer, including sick leave, military leave or any other personal leave, or (ii) transfers between the Company, an Affiliate, or their successors. Notwithstanding the foregoing, a leave of absence shall be treated as Continuous Service for purposes of vesting in a Stock Award only to such extent as may be provided in the Company's leave of absence policy, in the written terms of any leave of absence agreement or policy applicable to the Participant, or as otherwise required by law.

(n) "***Corporate Transaction***" means the consummation, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i) a sale or other disposition of all or substantially all, as determined by the Board, in its sole discretion, of the consolidated assets of the Company and its Subsidiaries;

(ii) a sale or other disposition of at least ninety percent (90%) of the outstanding securities of the Company;

(iii) a merger, consolidation or similar transaction following which the Company is not the surviving corporation; or

(iv) a merger, consolidation or similar transaction following which the Company is the surviving corporation but the shares of Class A Common Stock outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise.

(o) "***Covered Employee***" shall have the meaning provided in Section 162(m)(3) of the Code.

(p) "***Director***" means a member of the Board.

(q) "***Disability***" means, with respect to a Participant, the inability of such Participant to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than twelve (12) months, as provided in Sections 22(e)(3) and 409A(a)(2)(c)(i) of the Code, and shall be determined by the Board on the basis of such medical evidence as the Board deems warranted under the circumstances.

(r) "***Effective Date***" means June 2, 2011.

(s) "***Employee***" means any person employed by the Company or an Affiliate. However, service solely as a Director, or payment of a fee for such services, shall not cause a Director to be considered an "Employee" for purposes of the Plan.

(t) "***Entity***" means a corporation, partnership, limited liability company, or other entity.

(u) "***Exchange Act***" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(v) "***Exchange Act Person***" means any natural person, Entity or "group" (within the meaning of Section 13(d) or 14(d) of the Exchange Act), except that "Exchange Act Person" shall not include (i) the Company or any Subsidiary of the Company, (ii) any employee benefit plan of the Company or any Subsidiary of the Company or any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary of the Company, (iii) an underwriter temporarily holding securities pursuant to a registered public offering of such securities, (iv) an Entity Owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their Ownership of stock of the Company; or (v) any natural person, Entity or "group" (within the meaning of Section 13(d) or 14(d) of the Exchange Act) that, as of the Effective Date, is the Owner, directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the combined voting power of the Company's then outstanding securities.

(w) "***Fair Market Value***" means, as of any date, the value of the Class A Common Stock determined as follows:

(i) If the Class A Common Stock is listed on any established stock exchange or traded on any established market, the Fair Market Value of a share of Class A Common Stock shall be the closing selling price for such stock as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Class A Common Stock) on the date of determination or, if the day of determination is not a market trading day, the last market trading day prior to the day of determination, as reported in a source the Board deems reliable.

(ii) Unless otherwise provided by the Board, if there is no closing sales price for the Class A Common Stock on the date of determination, then the Fair Market Value shall be the closing selling price on the last preceding date for which such quotation exists.

(iii) In the absence of such markets for the Class A Common Stock, the Fair Market Value shall be determined by the Board in good faith and in a manner that complies with Sections 409A and 422 of the Code.

(x) "***Incentive Stock Option***" means an option granted pursuant to Section 5 of the Plan that is intended to be, and qualifies as, an "incentive stock option" within the meaning of Section 422 of the Code.

(y) "***Non-Employee Director***" means a Director who either (i) is not a current employee or officer of the Company or an Affiliate, does not receive compensation, either directly or indirectly, from the Company or an Affiliate for services rendered as a consultant or in any capacity other than as a Director (except for an amount as to which disclosure would not be required under Item 404(a) of Regulation S-K promulgated pursuant to the Securities Act ("***Regulation S-K***")), does not possess an interest in any other transaction for which disclosure would be required under Item 404(a) of Regulation S-K, and is not engaged in a business relationship for which disclosure would be required pursuant to Item 404(b) of Regulation S-K; or (ii) is otherwise considered a "non-employee director" for purposes of Rule 16b-3.

(z) "***Nonstatutory Stock Option***" means any option granted pursuant to Section 5 of the Plan that does not qualify as an Incentive Stock Option.

(aa) "***Officer***" means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act.

(bb) "***Option***" means an Incentive Stock Option or a Nonstatutory Stock Option to purchase shares of Class A Common Stock granted pursuant to the Plan.

(cc) "***Option Agreement***" means a written agreement between the Company and an Optionholder evidencing the terms and conditions of an Option grant. Each Option Agreement shall be subject to the terms and conditions of the Plan.

(dd) "***Optionholder***" means a person to whom an Option is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Option.

(ee) "***Other Stock Award***" means an award based in whole or in part by reference to the Class A Common Stock which is granted pursuant to the terms and conditions of Section 6(d).

(ff) "***Other Stock Award Agreement***" means a written agreement between the Company and a holder of an Other Stock Award evidencing the terms and conditions of an Other Stock Award grant. Each Other Stock Award Agreement shall be subject to the terms and conditions of the Plan.

(gg) "***Outside Director***" means a Director who either (i) is not a current employee of the Company or an "affiliated corporation" (within the meaning of Treasury Regulations promulgated under Section 162(m) of the Code), is not a former employee of the Company or an "affiliated corporation" who receives compensation for prior services (other than benefits under a tax-qualified retirement plan) during the taxable year, has not been an officer of the Company or an "affiliated corporation," and does not receive remuneration from the Company or an "affiliated corporation," either directly or indirectly, in any capacity other than as a Director, or (ii) is otherwise considered an "outside director" for purposes of Section 162(m) of the Code.

(hh) ***"Own," "Owned," "Owner," "Ownership"*** A person or Entity shall be deemed to "Own," to have "Owned," to be the "Owner" of, or to have acquired "Ownership" of securities if such person or Entity, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares voting power, which includes the power to vote or to direct the voting, with respect to such securities.

(ii) ***"Participant"*** means a person to whom an Award is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Stock Award.

(jj) ***"Performance Cash Award"*** means an award of cash granted pursuant to the terms and conditions of Section 6(c)(ii).

(kk) ***"Performance Criteria"*** means the one or more criteria that the Board shall select for purposes of establishing the Performance Goals for a Performance Period. The Performance Criteria that shall be used to establish such Performance Goals may be based on any one of, or combination of, the following as determined by the Board: (i) earnings (including earnings per share and net earnings); (ii) earnings before interest, taxes and depreciation; (iii) earnings before interest, taxes, depreciation and amortization; (iv) total stockholder return; (v) return on equity or average stockholder's equity; (vi) return on assets, investment, or capital employed; (vii) stock price; (viii) margin (including gross margin); (ix) income (before or after taxes); (x) operating income; (xi) operating income after taxes; (xii) pre-tax profit; (xiii) operating cash flow; (xiv) sales or revenue targets; (xv) increases in revenue or product revenue; (xvi) expenses and cost reduction goals; (xvii) improvement in or attainment of working capital levels; (xiii) economic value added (or an equivalent metric); (xix) market share; (xx) cash flow; (xxi) cash flow per share; (xxii) share price performance; (xxiii) debt reduction; (xxiv) implementation or completion of projects or processes; (xxv) customer satisfaction; (xxvi) stockholders' equity; (xxvii) capital expenditures; (xxiii) debt levels; (xxix) operating profit or net operating profit; (xxx) workforce diversity; (xxxi) growth of net income or operating income; (xxxii) billings; and (xxxiii) to the extent that an Award is not intended to comply with Section 162(m) of the Code, other measures of performance selected by the Board.

(ll) ***"Performance Goals"*** means, for a Performance Period, the one or more goals established by the Board for the Performance Period based upon the Performance Criteria. Performance Goals may be based on a Company-wide basis, with respect to one or more business units, divisions, Affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise by the Board (i) in the Award Agreement at the time the Award is granted or (ii) in such other document setting forth the Performance Goals at the time the Performance Goals are established, the Board may make adjustments in the method of calculating the attainment of Performance Goals for a Performance Period as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects, as applicable, for non-U.S. dollar denominated Performance Goals; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of any "extraordinary items" as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by the Company achieved performance objectives at targeted levels during the balance of a Performance Period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of common stock of the Company by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common shareholders other than regular cash dividends; and (9) to exclude the effect of any other unusual, non-recurring gain or loss or other extraordinary item.

(mm) ***"Performance Period"*** means the period of time selected by the Board over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant's right to and the payment of a Stock Award or a Performance Cash Award. Performance Periods may be of varying and overlapping duration, at the sole discretion of the Board.

(nn) "***Performance Stock Award***" means a Stock Award granted under the terms and conditions of Section 6(c)(i).

(oo) "***Plan***" means this LeapFrog Enterprises, Inc. 2011 Equity Incentive Plan.

(pp) "***Restricted Stock Award***" means an award of shares of Class A Common Stock which is granted pursuant to the terms and conditions of Section 6(a).

(qq) "***Restricted Stock Award Agreement***" means a written agreement between the Company and a holder of a Restricted Stock Award evidencing the terms and conditions of a Restricted Stock Award grant. Each Restricted Stock Award Agreement shall be subject to the terms and conditions of the Plan.

(rr) "***Restricted Stock Unit Award***" means a right to receive shares of Class A Common Stock which is granted pursuant to the terms and conditions of Section 6(b).

(ss) "***Restricted Stock Unit Award Agreement***" means a written agreement between the Company and a holder of a Restricted Stock Unit Award evidencing the terms and conditions of a Restricted Stock Unit Award grant. Each Restricted Stock Unit Award Agreement shall be subject to the terms and conditions of the Plan.

(tt) "***Rule 16b-3***" means Rule 16b-3 promulgated under the Exchange Act or any successor to Rule 16b-3, as in effect from time to time.

(uu) "***Securities Act***" means the Securities Act of 1933, as amended.

(vv) "***Stock Appreciation Right***" or "***SAR***" means a right to receive the appreciation on Class A Common Stock that is granted pursuant to the terms and conditions of Section 5.

(ww) "***Stock Appreciation Right Agreement***" means a written agreement between the Company and a holder of a Stock Appreciation Right evidencing the terms and conditions of a Stock Appreciation Right grant. Each Stock Appreciation Right Agreement shall be subject to the terms and conditions of the Plan.

(xx) "***Stock Award***" means any right to receive Class A Common Stock granted under the Plan, including an Incentive Stock Option, a Nonstatutory Stock Option, a Restricted Stock Award, a Restricted Stock Unit Award, a Stock Appreciation Right, a Performance Stock Award or any Other Stock Award.

(yy) "***Stock Award Agreement***" means a written agreement between the Company and a Participant evidencing the terms and conditions of a Stock Award grant. Each Stock Award Agreement shall be subject to the terms and conditions of the Plan.

(zz) "***Subsidiary***" means, with respect to the Company, (i) any corporation of which more than fifty percent (50%) of the outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether, at the time, stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, Owned by the Company, and (ii) any partnership, limited liability company or other entity in which the Company has a direct or indirect interest (whether in the form of voting or participation in profits or capital contribution) of more than fifty percent (50%).

(aaa) "***Ten Percent Stockholder***" means a person who Owns (or is deemed to Own pursuant to Section 424(d) of the Code) stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any Affiliate.

STOCK PRICE PERFORMANCE GRAPH(3)

The following graph shows the total stockholder return on an investment of $100.00 in cash for (i) LeapFrog's Class A common stock, (ii) the Standard & Poor's 500 Index and (iii) the Standard & Poor's Consumer Discretionary Index for the period beginning on December 31, 2006 through December 31, 2011 (based on the closing prices of LeapFrog's Class A common stock as reported on the New York Stock Exchange). The stockholder return shown on the graph below is not necessarily indicative of future performance and we do not make or endorse any predictions as to future stockholder returns.

LF vs. Indices



140
120
100
80
60
40
20
0
Indexed Price Performance
12/29/2006
12/29/2007
12/29/2008
12/29/2009
12/29/2010
12/29/2011
Leapfrog
S&P 500
S&P Consumer Discretionary

(3) This section is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any filing of LeapFrog under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in such filing.

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BOARD OF DIRECTORS

William B. Chiasson
Chairman
LeapFrog Enterprises, Inc.

Thomas J. Kalinske
Vice Chairman
LeapFrog Enterprises, Inc.

John Barbour
Chief Executive Officer
LeapFrog Enterprises, Inc.

Paul T. Marinelli
Vice President
Lawrence Investments, LLC

Stanley E. Maron
Senior Partner
Maron & Sandler

E. Stanton McKee, Jr.
Retired EVP and Chief Financial and Administrative Officer
Electronic Arts Inc.

Dr. David C. Nagel
Former Chief Executive Officer
PalmSource, Inc.

Randy O. Rissman
Former Chief Executive Officer
Tiger Electronics, Inc.

Philip B. Simon
President
Lawrence Investments, LLC

Caden Wang
Retired EVP and Chief Financial Officer
LVMH Selective Retailing Group

CORPORATE OFFICERS

John Barbour
Chief Executive Officer

Michael J. Dodd
President and Chief Operating Officer

Mark A. Etnyre
Chief Financial Officer

William K. Campbell
President, Americas Sales

Christopher Spalding
Senior Vice President and Managing Director, EMEA

Robert L. Lattuga
Vice President and General Counsel

Sarah A. Mason
Vice President, Corporate Controller and Principal Accounting Officer

INDEPENDENT AUDITORS

Ernst & Young LLP
San Francisco, California

TRANSFER AGENT AND REGISTRAR FOR CLASS A COMMON STOCK

American Stock Transfer & Trust Company, LLC
Brooklyn, New York
(800) 937-5449

ANNUAL MEETING

The 2012 Annual Meeting of Stockholders will take place at 9:00 a.m. Pacific Daylight Time on Tuesday, June 5, 2012, at the company's headquarters in Emeryville, California.

INVESTOR RELATIONS

LeapFrog welcomes inquiries from its stockholders and other interested investors. To obtain a copy of the company's most recent SEC filings and other corporate information, please visit our investor relations website at www.leapfroginvestor.com. You can also contact our investor relations department by sending an email to ir@leapfrog.com, calling (510) 420-5150 or writing to Investor Relations at LeapFrog, 6401 Hollis Street, Emeryville, California 94608.


B
1+2=3
K
A
5>3

LeapFrog Enterprises, Inc.
6401 Hollis Street
Emeryville, CA 94608
510.420.5000 • leapfrog.com